Filed Pursuant to Rule 424(b)(5)
Registration No. 333-173081

Prospectus

40,000 shares

Common stock

Remy International, Inc. is offering up to 40,000 shares of common stock in a subscription offering to eligible employees of Remy and certain of their immediate family members. This is the initial public offering of the common stock of Remy. The initial public offering price will be $17.00 per share.

Any person purchasing shares in this offering shall receive extra shares for no additional consideration (“additional shares”) at a rate of 15 shares for every 100 shares purchased, with any fraction of an additional share rounded down.

The minimum number of shares that a person may subscribe to purchase in this offering is 100 shares and the maximum (not including additional shares that would be issued) is 200 shares. In the event that we receive subscriptions that would require us to issue more than 40,000 shares, shares will be allocated in the manner and priority described herein under “The Offering – Subscription offering and subscription rights.”

The subscription offering will end at 5:00 p.m. Eastern Time, on November 30, 2012, unless terminated earlier or extended by us. If the offering is terminated prior to completion, purchasers will have their funds returned promptly, without interest. Once submitted, orders are irrevocable unless we terminate the offer or extend the offer beyond November 30, 2012. Any funds received in this offering will be held in escrow until the completion or termination of this offering.

Before this offering, our common stock has not been listed on any national securities exchange. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “REMY.” The offering is contingent upon our common stock being approved for listing on the NASDAQ Capital Market.

OFFERING SUMMARY

Price: $17.00 Per Share

	Minimum	Midpoint	Maximum

Number of Shares offered (1)	7,590	16,205	40,000
Gross offering proceeds (1)	$112,200	$239,547	$591,294
Estimated offering expenses	$550,000	$550,000	$550,000
Commissions	$0	$0	$0
Estimated net proceeds (1)	$(437,800)	$(310,453)	$41,294
Estimated net proceeds per share (1)	$(57.68)	$(19.16)	$1.03

(1)	This amount includes any shares that will be issued as “additional shares.” See “The Offering-Additional shares.” The minimum number of shares offered is an estimate based on the minimum number of round lot purchases we would have needed as of a recent date in order to have enough round lot holders to qualify for a listing on the NASDAQ Capital Market.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about December 5, 2012.

For assistance, please call the Remy Benefits Department at 1-765-778-6488.

November 5, 2012

Remy®

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A POWERFUL LEGACY | *Engineering the Future*™

Certain trademarks and other intellectual property

This prospectus includes trademarks, such as “Remy,” “Delco Remy” and “World Wide Automotive,” which are Remy International, Inc.’s registered trademarks, protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

Market and industry data

We obtained the industry, market and competitive position data and information used throughout this prospectus from our own internal company surveys and management estimates, as well as from industry and general publications, research, surveys or studies conducted by third parties.

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There is only a limited amount of independent data available about our industry, market and competitive position. As a result, some of the data and information referred to above is based on our good faith estimates, which we derived from our review of internal data and information, information that we obtain from customers and other third party sources.

The industry data and information that we present in this prospectus include estimates that involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Special note regarding forward-looking statements.”

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Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety. You should carefully consider, among other things, the matters discussed in “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.”

Unless the context requires otherwise, the words “Remy,” “we,” “company,” “us” and “our” refer to Remy International, Inc. and its subsidiaries.

Our company

We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,” “Remy” and “World Wide Automotive” brand names, as well as our customers’ well-recognized private label brand names. For the year ended December 31, 2011, we generated net sales of $1.2 billion, net income attributable to Remy International, Inc. of $71.9 million, net income attributable to common stockholders of $62.2 million and adjusted EBITDA of $172.4 million, representing 14.4% of our 2011 net sales. For the six months ended June 30, 2012, we generated net sales of $587.9 million, net income attributed to Remy International, Inc. of $26.2 million, net income attributed to common stockholders of $26.2 million and adjusted EBITDA of $78.1 million, representing 13.3% of our year-to-date 2012 net sales.

Our principal products include starter motors, alternators and hybrid electric motors. Our starters and alternators are used globally in light vehicle, commercial vehicle, industrial, construction and agricultural applications. We also design, develop and manufacture hybrid electric motors that are used in both light and commercial vehicles including for construction, public transit and agricultural applications. These consist of both pure electric applications as well as hybrid applications, where our electric motors are combined with traditional gasoline or diesel propulsion systems. While the market for these systems is in early stages of development, our technology and capabilities are ideally suited for this growing product category.

We design and market products suited for both light and commercial vehicle applications. Our light vehicle products continue to evolve to meet the technological demands of increasing vehicle electrical loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise. Commercial vehicle applications are generally more demanding and require highly engineered and durable starters and alternators.

We sell new starters, alternators and hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new starters and alternators to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe and OEMs globally for the original equipment service, or OES, market. As a leading remanufacturer, we obtain used starters and alternators, which we refer to as cores, that we disassemble, clean, combine with new subcomponents and reassemble into saleable, finished products, which are tested to meet OEM requirements.

We have captured leading positions in many key markets by leveraging our global reach and established customer relationships. Based on production volume for 2010 published by IHS Global Insight and Power Systems Research, we hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators. Management believes we are the leading non-OEM producer of hybrid electric motors in North America. Based on production volume for 2010 published by IHS Global Insight, we maintain the number 3 position in the European aftermarket for remanufactured starters and alternators. According to IHS Global Insight, we hold the number 1 position in South Korea for light vehicle starters based on 2010 data. Based on production volume for 2010 published by IHS Global Insight and Power Systems Research, we hold the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators, all of which are key growth markets.

We believe there are benefits to serving both original equipment, or OE, and aftermarket customers. Our OE business is driven primarily by new vehicle production. Aftermarket demand is more stable given that our aftermarket products are used for non-discretionary repairs. We believe aftermarket demand increases in periods of decreasing OEM sales volumes as customers look to extend the service lives of their existing vehicles by purchasing aftermarket replacement parts rather than new vehicles. This increased aftermarket demand partially mitigates the variability of our net sales. Our aftermarket and remanufacturing knowledge regarding product reliability allows us to regularly update and enhance new product specifications in our OE and new-build aftermarket businesses. Our expertise in OE product design allows us to bring components to the aftermarket quickly and efficiently, which enhances our brands, giving us a competitive advantage.

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 12 primary manufacturing and remanufacturing facilities are located in seven countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia. We have only two manufacturing facilities in the United States, which support a portion of our hybrid electric motor assembly and our locomotive remanufacturing operations. Neither of these two U.S. manufacturing facilities is unionized. Our low-cost strategy results in direct labor costs of less than 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize costs to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment.

We sell our products globally through an extensive distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships directly with global OEMs, OE dealer networks, commercial vehicle fleets, North American retailers and warehouse distributors around the world. We have a broad customer base, as illustrated below.

We enhance our technology and expand our product lines by investing in new product development and ongoing research. Our OE customers continue to increase their requirements for power, durability and reliability, as well as for increased fuel-efficiency and mechanical and electrical noise reduction. We have over 337 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Over the three years ending December 31, 2011, we have invested $55.8 million to support both product and manufacturing process improvements. Our 110 years of expertise in rotating electrical components led to the development of our hybrid electric motor capabilities, a natural extension of our products. We have invested approximately $82.9 million since 2001 in these efforts, including our industry-leading High Voltage Hairpin, or HVH, electric motor technology, light vehicle hybrid electric motor and the electric motors included in the Allison Transmission Hybrid Drive System. The U.S. Department of Energy, or the DOE, awarded us a grant in 2009, pursuant to which it agreed to match up to $60.2 million of eligible expenditures we make through 2013 for the commercialization of hybrid electric motor technology. Our prior experience in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We are well-positioned for strong and stable growth, both organically and through opportunistic acquisitions, due to our balanced portfolio of products, strong brand names, focus on new technologies, strategic global footprint and market expertise. These strengths have contributed to our solid operating margins and cash flow profile. Since 2007, our margins have improved significantly as a result of our ongoing productivity initiatives, which included capacity and workforce realignments, the implementation of lean manufacturing principles and the expansion of global purchasing initiatives. Recently, we completed a series of financial transactions focused on improving the strength and flexibility of our capital structure, including a debt refinancing in December 2010 and a stockholder rights offering in January 2011. As a result of these transactions, we extended our debt maturities, reduced our future interest payments and accessed substantial liquidity to execute our strategic plans. Our strengthened balance sheet now provides us with greater ability to reinvest in our business and pursue growth opportunities, including acquisitions.

Our competitive strengths

We believe the following competitive strengths enable us to compete effectively in our industry:

Leading market position and strong brand recognition.    We hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators based on production volume for 2010 published by IHS Global Insight and Power Systems Research. Management believes we are the leading non-OEM producer of hybrid electric motors in North America. We maintain the number 3 position in the European aftermarket for remanufactured starters and alternators based on production volume for 2010 published by IHS Global Insight. According to IHS Global Insight, we hold the number 1 position in South Korea for light vehicle starters based on 2010 data. We hold the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators based on production volume for 2010 published by IHS Global Insight and Power Systems Research, both of which are key growth markets. Our leading market position was established through 100 years of experience delivering superior service, quality and product innovation under our well-recognized brand names, “Delco Remy,” “Remy” and “World Wide Automotive.” In recent years, we have received a number of awards in recognition of our merits, including Daimler Master of Quality in 2009 and 2010, CAT SQEP Bronze Status in 2009 and Silver Status in 2010 and 2011, Perkins SQEP Bronze Status in 2011, Cummins Xian Excellent Customer Support in 2009 and 2010, MAN Commercial Excellence in 2010, MAN Latin America Supplier Award in 2009 and 2010, Alliance Silver Supplier Award in 2010 and 2011, Frost & Sullivan Company of the Year in 2010, the Automotive News Pace Award in 2010, the ReMaTechNews Remanufacturer of the Year Award for 2011 and the GM Certificate of Excellence Silver Supplier Award.

Well-balanced revenue base and end-market exposure.    We have a diverse portfolio of revenue sources with OE and aftermarket products that serve both light and commercial vehicle applications. Our five largest light vehicle OE platforms represented only 11% of our 2011 net sales. This balance can help us mitigate the inherent cyclicality of demand in any one channel or end-market. We offer our products on a diverse mix of OE vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. We believe our overall diversification provides us with an opportunity to participate in an economic recovery without being overly exposed to any single market.

Innovative, technology-driven product offerings.    We are committed to product and manufacturing innovation to improve quality, efficiency and cost for our customers. Our starters address customer requirements for high- power, durability and reliability, while our alternators address the growing demand for high-output, low-noise and high-efficiency performance. Recently, we developed several commercial-vehicle starters and alternators with superior efficiency for higher fuel economy, significantly improved reliability and higher output to support exhaust gas after-treatment required to reduce engine emissions. For automotive applications, we launched a lower-cost, high-performance starter and a series of quiet, high-efficiency alternators with reduced electrical and mechanical noise. We have launched belt alternator starters and starter-based start-stop products to provide improved fuel economy and meet this growing segment of the market. We also continue to lead in the production of hybrid electric motors, providing high-output, custom designs for standardized platforms. Our HVH electric motor technology, which we continue to introduce into automotive, agricultural, military and specialty markets, is among the industry leaders in power density and torque density. Our technology position is reinforced by our intellectual property portfolio with over 350 issued and pending patents. We aggressively defend our patent positions and recently prevailed in an International Trade Commission (ITC) action against several companies that had infringed on our patents.

Leading non-OEM manufacturer of hybrid electric motors.    Our expansion into hybrid electric motors was a natural evolution of our capabilities in rotating electrical components. We have produced nearly 100,000 hybrid electric motor units for vehicles that are on the road today, including GM sport utility vehicles, or SUVs, Daimler’s Mercedes ML450, BMW X6 models and transit buses with Allison Transmission. This gives us the largest installed base of any non-OEM hybrid electric motor producer in North America. With an emphasis on medium-duty and specialty applications, we have been investing in hybrid electric motors and manufacturing capabilities since 2001 when we initiated our first hybrid electric motor program for bus applications. Since 2001, we have invested approximately $82.9 million in product and manufacturing capabilities to become a leading provider of high-quality hybrid electric motors. Since 2006, we estimate that our products have demonstrated over 1 billion miles of proven reliability as measured by world class quality performance. We have entered into supplier agreements with Allison Transmission, BAE Systems, Alt-e, VIA Motors and ZAP Jonway among others.

Since 2009, we have entered into agreements that obligate us to deliver hybrid products with an aggregate sales price up to $1.6 billion over their multi-year terms. However, these agreements contain no minimum purchase commitment and the amount we actually sell will depend on our customers’ success in selling their own products. Our hybrid electric motors are among the highest in the industry in power density and torque density. To support future growth, we have installed an annual manufacturing capacity of over 100,000 units and are the largest non-OEM producer in North America and one of the largest in the world. This installed capacity can support increased production volumes should market demand continue to grow. We believe the current market trends for hybrid electric motor demand will remain positive if fuel prices increase and governments continue to implement regulations that will drive demand.

Global, low-cost manufacturing, distribution and supply-chain.    We have restructured our manufacturing to eliminate under-utilized capacity and shifted from high-cost to low-cost regions throughout the world including Brazil, China, Hungary, Mexico, South Korea and Tunisia. Our efficient manufacturing capabilities lower costs and address OEMs’ engineering requirements. We are well-positioned for continued growth and protected by significant barriers to entry from suppliers who cannot support OEMs on a global scale. We conduct no manufacturing activity in the United States, with the exception of hybrid electric motors and our locomotive power assembly remanufacturing operations. Our 2012 initiatives are focused on our global manufacturing facilities and supply chain to further streamline our operations. We have engaged an outside consulting firm to assist with the implementation of these initiatives.

Strong operating margins and cash flow profile.    We believe our operating margins and cash flow from operations provide financial flexibility and enable us to reinvest capital in our business for growth. In 2011, cash flow from operations was $69.5 million. Our base business, other than our hybrid electric motors, requires low levels of capital expenditures of approximately 1% to 2% of our net sales.

Experienced management team with track record of accomplishments.    Our management team, led by industry veteran, CEO John H. Weber, has implemented a number of strategic, operational and financial restructuring initiatives to reposition us for potential profitable growth. Key accomplishments since the start of 2007 have included:

•	realigning our manufacturing to low-cost regions;

•	reducing headcount by 21% from 7,800 to 6,200;

•	executing the turnaround of our European operations;

•	winning numerous aftermarket customers in both Europe and North America;

•	securing global platform wins, including with GM, Hyundai, Daimler, Caterpillar, Allison Transmission and BAE;

•	developing an industry-leading hybrid electric motor platform; and

•	increasing our operating margins from (4.5)% in 2006 to 10.1% in 2011 and 8.9% in the first six months of 2012.

Our strategy

It is our goal to be the leading global manufacturer and remanufacturer of starters and alternators, yielding superior financial returns. Further, we seek to be a leading participant in the growing production of hybrid electric motors. We believe the competitive strengths described above provide us with significant opportunities for future growth in our industry. Our strategies for capitalizing on these opportunities include the following:

Build upon market-leading positions in commercial vehicle products.    We seek to use our strength in producing durable, high-output starters and alternators for commercial vehicles to increase our market share and capitalize on the growing OE demand for these components over the next few years. We intend to use our know-how in rotating electrical components and strong customer relationships to continue to build our leading market share in the growing aftermarket for commercial vehicle parts. As the largest supplier of commercial vehicle OE and aftermarket starters and alternators to the North American market, we believe we are well-positioned to supply whichever customers ultimately become the global leaders in commercial vehicle hybrid electric motor applications.

Expand manufacturing for growth markets in Asia and South America.    We have a significant presence in high-growth markets such as China, South Korea and Brazil and are committed to further investment in these regions. We have both wholly owned and joint venture operations in China. China produces more commercial diesel engines and vehicles than any other country in the world. We increased our engineering and supply chain capabilities in China by increasing our employee base by nearly 30% in 2011. We are further investing in commercial vehicle production capacity in this market in response to the expanding demand for components used by on-road, construction, agriculture and off-road vehicles. We continue to build a strong position in South Korea, where we have developed our production capacity and engineering capabilities near Hyundai’s technical center. We are well-positioned in Brazil, a recognized industry base for growth in South America.

Continue to invest in hybrid electric motors for commercial vehicles.    We are committed to grow in the hybrid electric motor market, which accounted for approximately 2% of our net sales in 2011. We are the leading non-OEM producer of hybrid electric motors in North America. We intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary considerations. With an emphasis on medium-duty and specialty applications, we have over 50 vehicle projects in various stages of development. Since 2009, we have signed several long-term supply agreements for commercial vehicle applications, including Allison Transmission, BAE Systems, Odyne, Alt-e, Via, Quantum, and Enova. We have created a competitive advantage through our manufacturing capacity and intellectual property portfolio.

Leverage benefits of having both an OE and aftermarket presence.    Our aftermarket business has access to the latest technology developed by our OE business. As a result, we are able to provide our aftermarket customers with new products faster than competitors. Our aftermarket presence provides our OE business with useful knowledge regarding long-term product performance and durability. We use this aftermarket knowledge to regularly update and enhance new product offerings in our OE business.

Provide value-added services that enhance customer performance.    We provide our aftermarket customers with valuable category management services that strengthen our customer relationships and provide both of us with a competitive advantage. Our Remy Optimized Inventory and Vendor Managed Inventory programs support customer growth and product category profitability. This service is enhanced by our knowledge of OEM product design and specifications. This service has become integral to several of our customers’ overall procurement practices. These services have enabled us to improve our customer retention and expand product sales.

Selectively pursue strategic partnerships and acquisitions.    We will selectively pursue strategic partnerships and acquisitions that leverage our core competencies. We will remain disciplined in our approach and only close a transaction after a thorough due diligence process. We believe there are significant opportunities in this fragmented industry. We have demonstrated our ability to rationalize and integrate operations and realize cost savings. We believe our balance sheet gives us the flexibility to support this strategy. For example, during 2011, we entered into a strategic alliance with Lucas-TVS Ltd., a leading Indian manufacturer of rotating electrical components. This alliance will allow us to manufacture and sell certain products designed by Lucas-TVS in certain markets outside of India, as well as allow Lucas-TVS to distribute certain of our products in India.

Risks associated with our business

Our business involves numerous risks, as discussed more fully in the section entitled “Risk factors” immediately following this prospectus summary. Our business could suffer as a result of any of the following, among others:

•	changes in general economic conditions, risks particular to the light and commercial vehicle industries and shortages, and volatility in the price, of oil;

•	increasing useful product lives of auto parts;

•	product liability and warranty claims, litigation and other disputes and claims;

•	changes in the cost and availability of raw materials and supplied components and disruptions in our supply chain;

•	the loss or the deteriorating financial condition of a major customer;

•	the substantial competition that we face;

•	work stoppages or other labor issues;

•	our inability to develop improved technology-based products or adapt to changing technology;

•	our inability to take advantage of, or successfully complete, potential acquisitions, business combinations and joint ventures;

•	the adoption rate of hybrid and electric vehicles;

•	our inability to protect our intellectual property and avoid infringing the intellectual property rights of others; and

•	our significant amounts of debt and the covenants and restrictions imposed by the instruments governing that debt.

Our corporate information

We were incorporated in Delaware in November 1993. We maintain our principal executive offices at 600 Corporation Drive, Pendleton, Indiana 46064, and our telephone number is (765) 778-6499. We maintain an Internet website at http://www.remyinc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

The offering

Common stock offered by us	40,000 shares (including additional shares)

Common stock to be outstanding after this offering	31,907,847 shares, assuming that the number of shares sold (including additional shares) is at the maximum of the offering range noted on the cover page of this prospectus.

Price per share	$17.00, not including additional shares.

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be $41,294, assuming we sell the maximum number of shares being offered in this offering. We intend to use the net proceeds to us from this offering for general corporate purposes. See “Use of proceeds.”

Eligible Purchasers	This offer is being made to all salaried employees of Remy and its subsidiaries, and their respective immediate family members, in each case who reside in the United States. “Immediate family members” include a spouse, parent, child and/or sibling of an eligible employee; provided such individual is over the age of eighteen (18) and is properly identified by the employee. See “The Offering—Subscription Offering and subscription rights.” All determinations as to whether a person constitutes an Eligible Purchaser will be made by us in our sole discretion.

The amount of stock that may be purchased in the offering	The minimum number of shares a person may subscribe for in the offering is 100 shares and the maximum is 200 shares. Any person purchasing shares in this offering shall receive additional shares at a rate of 15 shares for every 100 shares purchased, with any fraction of an additional share rounded down. In the event that we receive subscriptions that would require us to issue more than 40,000 shares (including additional shares), shares will be allocated in the manner and priority described herein under “The Offering—Subscription offering and subscription rights.”

How you can pay for your shares	Purchasers may pay for shares purchased in the offering only by personal check, bank check or money order. Checks and money orders should be made payable to Remy International, Inc. The funds received will be held in escrow until the completion or termination of the offering.

Deadline for share orders	A properly completed purchase form, together with payment for the shares, must be received by us no later than 5:00 p.m. Eastern Time, on November 30, 2012, or, to the extent that the offering is extended by us to a later date, no later than 5:00 p.m. Eastern Time, on the date on which the extended offer expires. Purchasers may submit order forms by mail, by overnight courier to the indicated address on the order form, or by bringing their order forms to our offices during regular business hours. Once submitted, orders are irrevocable unless the offering is terminated prior to completion, in which case purchasers will have their funds returned promptly, without interest.

Termination of the offering	The subscription offering will expire at 5:00 p.m. Eastern Time, on November 30, 2012, unless the deadline is extended by us. However, we may terminate the offering at any time in our sole discretion.

Minimum purchase contingency	This offering is contingent upon our common stock being approved for listing on the NASDAQ Capital Market. Obtaining a listing will require us to issue shares to enough purchasers to satisfy the requirement for listing on the NASDAQ Capital Market, which requires that we have at least 300 round lot holders. As of October 31, 2012, this would require us to issue 100 share lots to a minimum of approximately 66 holders, though the actual minimum number of additional holders we will need will not be determined until immediately before the expiration of the offering.

Subscription rights are not transferable	Persons having the right to subscribe in this offering will not be permitted to assign or sell such right. Each purchaser will be required to certify that the shares are being purchased solely for the purchaser’s own account and that there is no agreement or understanding regarding the sale or transfer of shares. We intend to pursue any and all legal and equitable remedies if we learn of the transfer of any subscription rights. We will reject orders that we determine involve the transfer of subscription rights. See “The Offering—Restrictions on Transfer of Subscription Rights and Shares.”

Tax considerations	Receipt of additional shares without consideration pursuant to this offering by an employee or an employee’s Immediate Family Member will generally be subject to taxation to the employee as ordinary income. See “The Offering—Material U.S. federal income tax consequences.”

Dividend policy	We paid quarterly cash dividends of $0.10 per share on each of May 21 and August 20, 2012. The future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends is restricted by certain covenants contained in our credit facilities.

Proposed symbol	REMY

Risk factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 14.

The number of shares of our common stock to be outstanding after this offering is based on 31,867,847 shares outstanding as of September 4, 2012 and excludes:

•	55,253 shares of our common stock underlying restricted stock units outstanding;

•	119,521 treasury shares; and

•	3,879,170 shares of our common stock available for future grant under our Omnibus Equity Incentive Plan.

Summary consolidated financial data

The following summary consolidated financial data for the years ended December 31, 2011, 2010 and 2009 is derived from our audited consolidated financial statements. The following summary consolidated financial data as of June 30, 2012 and for the six months ended June 30, 2012 and 2011 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Results for any interim period are not necessarily indicative of results to be expected for a full year. This information is only a summary and should be read together with “Management’s discussion and analysis of financial condition and results of operations,” the consolidated financial statements, the related notes and other financial information included in this prospectus.

	Six months ended June 30,		Years ended December 31,
	2012	2011	2011	2010	2009

	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales	$587,881	$609,912	$1,194,953	$1,103,799	$910,745
Cost of goods sold	464,350	456,517	925,052	866,761	720,723

Gross profit	123,531	153,395	269,901	237,038	190,022
Selling, general and administrative expenses	67,789	66,646	139,685	127,405	101,827
Intangible asset impairment charges	—	—	5,600	—	4,000
Restructuring and other charges	3,589	581	3,572	3,963	7,583

Operating income	52,153	86,168	121,044	105,670	76,612
Interest expense	13,764	15,897	30,900	46,739	49,534
Loss on extinguishment of debt	—	—	—	19,403	—

Income before income taxes	38,389	70,271	90,144	39,528	27,078
Income tax expense	10,899	9,405	14,813	18,337	13,018

Net income	27,490	60,866	75,331	21,191	14,060
Less: Net income attributable to noncontrolling interest	1,337	2,083	3,445	4,273	3,272

Net income attributable to Remy International, Inc.	26,153	58,783	71,886	16,918	10,788
Preferred stock dividends	—	(2,114)	(2,114)	(30,571)	(25,581)
Loss on extinguishment of preferred stock	—	(7,572)	(7,572)	—	—

Net income (loss) attributable to common stockholders	$26,153	$49,097	$62,200	$(13,653)	$(14,793)

Basic earnings (loss) per share:
Earnings (loss) per share	$0.86	$1.75	$2.14	$(1.33)	$(1.46)

Weighted average shares outstanding	30,574	28,098	29,096	10,278	10,130

Diluted earnings (loss) per share:
Earnings (loss) per share	$0.85	$1.70	$2.10	$(1.33)	$(1.46)

Weighted average shares outstanding	30,774	28,922	29,674	10,278	10,130

Adjusted EBITDA(1)	$78,078	$106,925	$172,376	$140,098	$121,174

(1)	For a reconciliation of adjusted EBITDA to net income (loss) attributable to Remy International, Inc. (before preferred stock dividends), see “Management’s discussion and analysis of financial condition and results of operations-Adjusted EBITDA.”

	June 30, 2012	December 31, 2011

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$73,597	$91,684
Working capital	172,905	139,567
Total assets	1,024,002	1,029,519
Total debt	304,925	311,191
Post-retirement benefits other than pensions, net of current portion	1,782	1,918
Accrued pension benefits, net of current portion	30,236	31,060
Retained earnings	80,399	57,433
Total equity	351,217	317,344

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations or financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.

Risks relating to our business

General economic conditions may have an adverse effect on our business, financial condition and results of operations.

The recent global financial crisis has impacted our business and our customers’ businesses in the United States and globally. During 2009, the United States experienced its lowest light vehicle production rate in over 25 years, and commercial vehicle production declined by 38%. In 2010 and 2011, U.S. vehicle production improved, but was still less than the average for the period during 2000 to 2007. The light and commercial vehicle industries in Europe and Asia faced similar trends. Continued weakness or deteriorating conditions in the U.S. or global economy that result in reduction of vehicle production and sales by our customers may harm our business, financial condition and results of operations. Additionally, in a down-cycle economic environment, we may experience increased competitive pricing pressure and customer turnover.

Deteriorating economic conditions impact driving habits of both consumers and commercial operators, leading to a reduction in miles driven. If total miles driven decreases, demand for our aftermarket products could decline due to a reduction in the need for replacement parts.

Difficult economic conditions may cause changes to the business models, products, financial condition, consumer financing and rebate programs of the OEMs. This could reduce the number of vehicles produced and purchased, which would, in turn, reduce the demand for both our OEM and aftermarket products. Our contracts do not require our customers to purchase any minimum volume of our products.

Recent adverse economic conditions have generally reduced the availability of capital and increased the cost of financing. If we, our customers or our suppliers experience a material tightening in the availability of credit, it could adversely affect us. Among other possible effects, we may have to pay suppliers in advance or on short credit terms, which would harm our liquidity or lead to production interruptions.

Risks specific to the light and commercial vehicle industries affect our business.

Our operations, and, in particular, our OE business, are inherently cyclical and depend on many industry-specific factors such as:

•	credit availability and interest rates;
•	fuel prices and availability;
•	consumer confidence, spending and preference;
•	costs related to environmental hazards;
•	governmental incentives; and
•	political volatility.

Our business may also be adversely affected by regulatory requirements, trade agreements, our customers’ labor relations issues, reduced demand for our customers’ product programs that we currently support, the receipt of sales orders for new or redesigned products that replace our current product programs and other factors. The current political environment has led, and may lead in the future, to further federal, state and local government budget cuts. We have in the past received governmental grants that benefit our industry. A significant adverse change in any of these factors may reduce automotive production and sales by our customers, which would materially harm our business, financial condition and results of operations.

Inventory levels and our OE customers’ production levels also affect our OE sales. We cannot predict when our customers either increase or reduce inventory levels. This may result in variability in our sales and financial condition. Uncertainty regarding inventory levels may be exacerbated by our customers or governments initiating or terminating consumer financing programs.

Longer useful product life of parts may reduce aftermarket demand for some of our products.

In 2010 and 2011, roughly half of our net sales were to aftermarket customers. The average useful life of automotive parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to reduce the demand for our aftermarket products, which could materially harm our business, financial condition and results of operations.

We may incur material losses and costs as a result of product liability and warranty claims, litigation and other disputes and claims.

We are exposed to warranty and product liability claims if our products fail to perform as expected. We have in the past been, and may in the future be, required to participate in a recall of those products. If public safety concerns are raised, we may have to participate in a recall even if our products are ultimately found not to be defective. Vehicle manufacturers have experienced increasing recall campaigns in recent years. Our customers and other OEMs are increasingly looking to us and other suppliers for contribution when faced with recalls and product liability claims. Some of our customers and other OEMs have recently extended the warranty protection for their products. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, our business, financial condition and results of operations could materially suffer.

We may also be exposed to product liability claims, warranty claims and damage to our reputation if our products (including the parts of our products produced by third-party suppliers) actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury or property damage. For example, in 2010 an alternator product produced by us and sold to various customers was alleged to cause thermal incidents in the vehicles in which it was installed. Although the faulty mechanism was produced by a third-party supplier, we were liable for the product under the terms of our sales agreement and applicable laws. We issued a recall for these products, and we elected to pay certain related costs for commercial reasons. Recalls may also cause us to lose additional business from our customers. Material product defect issues may subject us to recalls of those products and restrictions on bidding on new customer programs. For example, as a result of the recall described above, we were unable to bid on a new GM supply program. We have in the past incurred, and could in the future incur, material warranty or product liability losses and costs to defend these claims.

We are also involved in various legal proceedings incidental to our business. See “Business-Legal proceedings.” There can be no assurance as to the ultimate outcome of any of these legal proceedings, and future legal proceedings may materially harm our business, financial condition and results of operations.

Changes in the cost and availability of raw materials and supplied components could harm our financial performance.

We purchase raw materials and component parts from outside sources. The availability and prices of raw materials and component parts may change due to, among other things, new laws or regulations, increased demand from the automotive sector and the broader economy, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. In recent years, market conditions have caused significant increases in the price of some raw materials and component parts and, in some cases, reductions in short-term availability. We are especially susceptible to changes in the price and availability of copper, aluminum, steel and certain rare earth magnets. The price of these materials has fluctuated significantly in recent years. China, a major source of rare earth magnets, has recently reduced its export quotas for rare earth minerals. In 2011, the prices of these magnets rose significantly and they continue to fluctuate. The net pre-tax impact of the price increases to our financial statements was $5.9 million in 2011 over 2010. A further increase in the price of these magnets, or a reduction in their supply, could harm our business.

Raw material price inflation and availability have placed significant operational and financial burdens on automotive suppliers at all levels, and are expected to continue for the foreseeable future. Our need to maintain a continuing supply of raw materials and components makes it difficult to resist price increases and surcharges imposed by our suppliers. Further, it is difficult to pass cost increases through to our customers, and, if passed through, recovery is typically delayed. In recent years, approximately 70% of copper, 30% of aluminum and 10% of steel pounds purchased are for customers with metals pass-through or sharing arrangements. Because the recognition of the cost/benefit and the price recovery/reduction do not occur in the same period, the impact of a change in commodity cost is not necessarily offset by the change in sales price in the same period. Accordingly, a change in the supply of, or price for, raw materials and components could materially harm our business, financial condition and results of operations. We incurred increased spending on commodities (excluding rare earth magnets) of $33.9 million in 2011 over 2010. Of this increase, $24.0 million was due to higher prices and $9.9 million was from increased volume.

Disruptions in our or our customers’ supply chain may harm our business.

We depend on a limited number of suppliers for certain key components and materials. In order to reduce costs, our industry has been rationalizing and consolidating its supply base. Suppliers may delay deliveries to us due to failures caused by production issues, and they may also deliver non-conforming products. Recently, several suppliers have ceased operations.

If one of our suppliers experiences a supply shortage or disruption, we may be unable to procure the components from another source to produce the affected products. The lack of a subcomponent necessary to manufacture one of our products could force us to cease production. Shortages and disruptions could be caused by many problems, such as closures of one of our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions or political upheaval, or logistical complications due to weather, natural disasters, mechanical failures or delayed customs processing. Also, we and our suppliers deliver products on a just-in-time basis, which is designed to maintain low inventory levels but increases the risk of supply disruptions.

Products delivered by our suppliers may fail to meet quality standards. Potential quality issues could force us to halt deliveries while we revalidate the affected products. When deliveries are not timely, we have to absorb the cost of identifying and solving the problem, as well as expeditiously producing replacement components or products. We may also incur costs associated with “catching up,” such as overtime and premium freight. Our customers may halt or delay their production for the same reason if one of their suppliers fails to deliver necessary components. This may cause our customers to suspend their orders or instruct us to suspend delivery of our products, which may harm our business, financial condition and results of operations. In turn, if we cause a customer to halt production, the customer may seek to recoup its losses and expenses from us, which could be significant or include consequential losses.

Shortages of and volatility in the price of oil may materially harm our business, financial condition and results of operations.

The price and availability of oil impacts our business in numerous ways. Oil prices have recently been very volatile and have risen significantly in the last few months. Although it is too early to tell whether these increases will have a significant effect on our business, in general an increase in oil prices, or a shortage of oil, may reduce demand for vehicles or shift demand to smaller, more fuel-efficient vehicles, which provide lower profit margins. Also, an increase in oil prices may reduce the average number of miles driven. Lower vehicle demand or average number of miles driven would, in turn, reduce the demand for both our OE and aftermarket products. Miles driven in the U.S. dropped sharply in 2008, grew slowly through 2010, and dropped again slightly in 2011. An increase in the price of oil could also increase the cost of the plastic components we use in our products. Conversely, lower fuel prices may negatively impact demand for hybrid-powered vehicles, which may also adversely affect our business. Accordingly, shortages and volatility in the price of oil may materially harm our business, financial condition and results of operations.

The loss or the deteriorating financial condition of a major customer could materially harm our business, financial condition and results of operations.

The majority of our sales are to automotive and heavy-duty OEMs, OEM dealer networks, automotive parts retail chains and warehouse distributors. We depend on a small number of customers with strong purchasing power. Our five largest customers represented 49%, 51% and 50% of our net sales for the first six months of 2012 and for the years ended December 31, 2011 and 2010, respectively. GM, our largest customer, accounted for 20%, 21% and 23% of our net sales for the first six months of 2012 and for the years ended December 31, 2011 and 2010, respectively.

One or more of our top customers may cease to require all or any portion of the products or services we currently provide or may develop alternative sources, including their own in-house operations, for those products or services. Customers may restructure, which could include significant capacity reductions or reorganization under bankruptcy laws. The loss of any of our major customers, reduction in their demand for our products including the termination of any significant programs, or substantial restructuring activities by our major customers could materially harm our business, financial condition and results of operations. OE and OES customers accounted for 64%, 62% and 61% of our net sales for the first six months of 2012 and for the years ended December 31, 2011 and 2010, respectively.

Our business will suffer if our OE customers decide to produce hybrid electric motors in-house.

GM and BMW have announced that they either plan to start or have started producing some hybrid electric motors in-house. GM has announced that the first electric motors designed and built by GM are scheduled to debut in 2013. During 2010, electric motor sales to GM and Daimler (which resold the motors it purchased to BMW) represented 46% of our hybrid sales. During 2011, electric motor sales to GM and Daimler represented 28% and 0% of our hybrid sales, respectively. During the first six months of 2012, electric motor sales to GM represented 64% of our hybrid sales. Depending on the extent to which OE customers design and produce hybrid electric motors in-house, our hybrid electric business could materially suffer.

We face substantial competition. Our failure to compete effectively could adversely affect our net sales and results of operations.

The automotive industry is highly competitive. We and most of our competitors are seeking to expand market share with new and existing customers. Our customers award business based on, among other things, price, quality, service, delivery, manufacturing and distribution capability, design and technology. Our competitors’ efforts to grow market share could exert downward pressure on our product pricing and margins. Overseas manufacturers, particularly those located in China, are increasing their operations and could become a significant competitive force in the future. If we are unable to differentiate our products or maintain low-cost manufacturing, we may lose market share or be forced to reduce prices, which would lower our margins. Our business may also suffer if we fail to meet customer requirements.

Some of our competitors may have advantages over us, which could affect our ability to compete effectively. For example, some of our competitors:

•	are divisions or subsidiaries of companies that are larger and have substantially greater financial resources than we do;

•	are affiliated with OEMs or have a “preferred status” as a result of special relationships with certain customers;

•	have economic advantages as compared to our business, such as patents and existing underutilized capacity; and

•	are domiciled in areas that we are targeting for growth.

OEMs and suppliers are developing strategies to reduce costs and gain a competitive advantage. These strategies include supply base consolidation and global sourcing. The consolidation trend among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future, our financial condition and results of operations could suffer due to a reduction of, or inability to increase, sales sufficient to offset other price increases.

Our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements.

Work stoppages or other labor issues at our facilities or the facilities of our customers or suppliers could adversely affect our operations.

Some of our employees, a substantial number of the employees of our largest customers, the employees of our suppliers and the employees of other suppliers to the automotive industry are members of industrial trade unions and are employed under the terms of collective bargaining agreements. To our knowledge, 2,768 of our employees globally are represented by trade unions. Difficult conditions in the light and commercial vehicle industries and actions taken by us, our customers, our suppliers and other suppliers to address negative industry conditions may have the side effect of exacerbating labor relations problems, which could increase the possibility of work stoppages.

We may not be able to negotiate acceptable contracts with unions, and our failure to do so may result in work stoppages. We have agreements with 11 unions in different countries. These agreements expire or are subject to renewal at various times. One or more of these unions could elect not to renew its contract with us. Also, work stoppages at our customers, our suppliers or other suppliers to the automotive industry could cause us to shut down our production facilities or prevent us from meeting our delivery obligations to our customers. The industry’s reliance on just-in-time delivery of components could also worsen the effects of any work stoppage. A work stoppage at one or more of our facilities, or the facilities of suppliers and our customers, could materially harm our business, financial condition and results of operations.

See “Business-Employees” for a summary of the information available to us regarding the union membership of our employees and the agreements we currently have with those unions.

Our success partly depends on our development of improved technology-based products and our ability to adapt to changing technology.

Some of our products are subject to changing technology or may become less desirable or be rendered obsolete by changes in legislative, regulatory or industry requirements. Our continued success depends on our ability to anticipate and adapt to these changes. We may be unable to achieve and maintain the technological advances, machinery and knowledge that may be necessary for us to remain competitive.

We may need to incur capital expenditures and invest in research and development and manufacturing in amounts exceeding our current expectations. We may decide to develop specific technologies and capabilities in anticipation of customers’ demands for new innovations and technologies. If this demand does not materialize, then we may be unable to recover the costs incurred to develop those particular technologies and capabilities. If we are unable to recover these costs, or if any development programs do not progress as expected, our business could materially suffer.

To compete, we must be able to launch new products to meet our customers’ demand in a timely manner. However, we may be unable to install and certify the equipment needed to manufacture products for new programs in time for the start of production. Transitioning our manufacturing facilities and resources to full production under new product programs may impact production rates and other operational efficiency measures at our facilities. Our customers may not launch new product programs on schedule. Our failure to successfully launch new products, a delay by our customers in introducing our new products or a failure by our customers to successfully launch new programs, could materially harm our business, financial condition and results of operations.

We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance of our customers’ vehicles or of our products, delays in product development and failure of products to operate properly. Further, we may be unable to adequately protect our technological developments, which could prevent us from maintaining a sustainable competitive advantage.

A failure to attract and retain executive officers and key personnel could harm our ability to operate effectively.

Our ability to operate our business and implement our strategies effectively partly depends on the efforts of our executive officers and other key employees. Our future success will depend on, among other factors, our ability to attract and retain other qualified personnel in key areas, including engineering, sales and marketing, operations, information technology and finance. The loss of the services of any of our key employees or our failure to attract or retain other qualified personnel could materially harm our business, financial condition and results of operations.

We may be unable to take advantage of, or successfully complete, potential acquisitions, business combinations and joint ventures.

We may pursue acquisitions, business combinations or joint ventures that we believe present opportunities to enhance our market position, extend our technological and manufacturing capabilities or realize significant synergies, operating expense reductions or overhead cost savings. This strategy will partly depend on whether suitable acquisition targets or joint ventures are available on acceptable terms and our ability to finance the purchase price of acquisitions or the investment in joint ventures. We may also be unable to take advantage of potential acquisitions, business combinations or joint ventures because of regulatory or other concerns. For example, the agreements governing our indebtedness may restrict our ability to engage in certain mergers or similar transactions.

Acquisitions, business combinations and joint ventures may expose us to additional risks.

Any acquisition, business combination or joint venture that we engage in could present a variety of risks. These risks include the following:

•	the incurrence of debt or contingent liabilities and an increase in interest expense and amortization expenses related to intangible assets with definite lives;

•	our failure to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator, despite any investigation we make before the acquisition;

•	the diversion of management’s attention from our core operations as they attend to any business integration issues that may arise;

•	the loss of key personnel of the acquired company or joint venture counterparty;

•	our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights or our counterparties being unable to meet any such indemnification obligation;

•	difficulties in combining the standards, processes, procedures and controls of the new business with those of our existing operations;

•	difficulties in coordinating new product and process development;

•	difficulties in integrating product technologies; and

•	increases in the scope, geographic diversity and complexity of our operations.

Our failure to integrate acquired businesses successfully into our existing businesses could cause us to incur unanticipated expenses and losses, which could materially harm our business, financial condition and results of operations.

We are party to a joint venture in China with Hubei Shendian Electric, a strategic alliance in India with Lucas-TVS Ltd. and may enter into additional joint ventures in the future. Our interests may not always be aligned with the interests of our joint venture partners. For example, our partners may negotiate on behalf of customers of the joint venture for sales terms that are not in the best interest of the joint venture. Our joint venture partner owns a business that could compete with the joint venture and our businesses. Accordingly, there may be a misalignment of incentives between us and our joint venture partners that could materially harm our business, financial condition and results of operations.

Our lean manufacturing and other cost saving plans may not be effective.

Our operations strategy includes goals such as improving inventory management, customer delivery, plant and distribution facility consolidation and the integration of back-office functions across our businesses. If we are unable to realize anticipated benefits from these measures, our business, financial condition and results of operations may suffer. Moreover, the implementation of cost-saving plans and facilities integration may disrupt our operations and financial performance.

Our global operations subject us to risks and uncertainties.

We have business and technical offices and manufacturing facilities in many countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia, which may have less developed political and economic environments than the United States. International operations are subject to certain risks inherent in conducting business outside the United States, including the following:

•	general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;

•	agreements may be difficult to enforce and receivables may be difficult to collect through a foreign country’s legal system;

•	foreign customers may have longer payment cycles;

•

foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment (such as repatriation restrictions or requirements, exchange controls and antidumping duties);

•	intellectual property rights may be more difficult to enforce in foreign countries;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur;

•	compliance with a variety of foreign laws and regulations may be difficult;

•	overlap of different tax structures may subject us to additional taxes;

•	changes in currency exchange rates;

•	export and import restrictions, including tariffs and embargoes;

•	shutdowns or delays at international borders;

•	more expansive rights of foreign labor unions;

•	nationalization, expropriation and other governmental action;

•	political and civil instability;

•	domestic or international terrorist events, wars and other hostilities;

•	laws governing international relations (including the Foreign Corrupt Practices Act and the U.S. Export Administration Act); and

•	global operations may strain our internal control over financial reporting or cause us to expend additional resources to keep those controls effective.

If certain of the risks described were to occur, we may decide to shift some of our operations from one jurisdiction to another, which could result in added costs. If we acquire new businesses, we may be unable to effectively and quickly implement pre-existing controls and procedures intended to mitigate these uncertainties and risks. The longer supply chains resulting from global operations may also increase our working capital requirements. These uncertainties could materially harm our business, financial condition and results of operations. As we continue to expand our business globally, our success will partly depend on our ability to anticipate and effectively manage these and other risks.

The recent European debt crisis could adversely affect our business.

The recent European debt crisis and related European financial restructuring efforts have contributed to instability in credit markets and may cause the value of the Euro to further deteriorate. Although Greece, Italy, Ireland, Portugal and Spain have been affected the most severely by the debt crisis, the general financial instability in stressed European countries could create general instability and uncertainty in the entire European Union and globally.

Approximately $115.9 million of our net sales in 2011 were to European customers, with $20.2 million of our net sales to customers in Spain, Italy, Ireland, Greece and Portugal. If the European economy worsens, it could adversely affect our European sales. The diminished liquidity and credit availability in Europe may adversely affect the ability of our customers in the region to pay for our products, which may lead to an increase in our allowance for doubtful accounts or write-offs of accounts receivable.

We are exposed to domestic and foreign currency fluctuations that could harm our business, financial condition and results of operations.

As a result of our global presence, a significant portion of our net sales and expenses are denominated in currencies other than the U.S. dollar. We are accordingly subject to foreign currency risks and foreign exchange exposure. These risks and exposures include:

•	transaction exposure, which arises when the cost of a product originates in one currency and the product is sold in another currency;

•	translation exposure on our income statement, which arises when the income statements of our foreign subsidiaries are translated into U.S. dollars; and

•	translation exposure on our balance sheet, which arises when the balance sheets of our foreign subsidiaries are translated into U.S. dollars.

We source many of our parts, components and finished products from Mexico, Europe, North Africa and Asia. The cost of these products could fluctuate with changes in currency exchange rates. Changes in currency exchange rates could also affect product demand and require us to reduce our prices to remain competitive.

During the years ended December 31, 2011 and 2010, approximately 37% and 40%, respectively, of our net sales were transacted outside the United States. Fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency.

The financial crisis during 2008 and 2009 caused extreme and unprecedented volatility in foreign currency exchange rates. These fluctuations may occur again and may impact our financial results. We cannot predict when, or whether, this volatility will cease or the extent of its impact on our future financial results. Accordingly, exchange rate fluctuations may therefore materially harm our business, financial condition and results of operations.

Our future growth will be influenced by the adoption of hybrid and electric vehicles.

Our growth will be influenced by the adoption of hybrid and electric vehicles, and we are subject to the risk of any reduced demand for hybrid or electric vehicles. Hybrid electric motors accounted for 2% of our net sales in 2011. If customers do not adopt hybrid and electric vehicles, our business, financial condition and results of operations will be affected. The market for hybrid and electric vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing customer demands and behaviors. Factors that may influence the adoption of hybrid and electric vehicles include:

•

perceptions about hybrid vehicle and electric vehicle quality, safety, design, performance and cost, especially if adverse events occur that are linked to the quality or safety of hybrid or electric vehicles;

•	the availability of vehicles using alternative technologies or fuel sources;

•	perceptions about, and the actual cost of purchasing and operating, vehicles using alternative technologies or fuel sources;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for hybrid and electric vehicles;

•	the environmental consciousness of customers;

•	volatility in the cost of oil, gasoline and diesel;

•

perceptions of the dependency of the United States on oil from unstable or hostile countries, and government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	the availability of tax and other governmental incentives to purchase and operate hybrid or electric vehicles or future regulation requiring increased use of non-polluting vehicles; and

•	macroeconomic factors.

Additionally, our customers may become subject to regulations that require them to alter the design of their hybrid or electric vehicles, which could negatively impact consumer interest in their vehicles, resulting in a decline in the demand for our products. The influence of any of the factors described above may cause current or potential customers to cease to purchase our products, which could materially harm our business, financial condition and results of operations.

Escalating pricing pressures from our customers and other customer requirements may harm our business, financial condition and results of operations.

The automotive industry has been characterized by significant pricing pressure from customers for many years. This trend is partly attributable to the strong purchasing power of major OEMs and aftermarket customers. Virtually all automakers and aftermarket customers have implemented aggressive price reduction initiatives and objectives each year with their suppliers, and we expect these actions to continue in the future. As our customers grow, including through consolidation, their ability to exert pricing pressure increases. Our customers often expect us to quote fixed prices or contractually obligate us to accept prices with annual price reductions. Price reductions have impacted our sales and profit margins and are expected to continue to do so in the future. Accordingly, our future profitability will partly depend on our ability to reduce costs. If we are unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, technological improvements, sourcing alternatives and other cost reduction initiatives, these price reductions may materially harm our business, financial condition and results of operations.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract. The costs that we incur to fulfill these contracts may vary substantially from our initial estimates. Unanticipated cost increases may occur as a result of several factors, including increases in the costs of labor, components or materials. Although in some cases we are permitted to pass on to our customers the cost increases associated with specific materials, cost increases that we cannot pass on to our customers could harm our business, financial condition, and results of operations.

Further, consistent with common industry practice, a majority of our aftermarket customers, including both large retail customers and smaller warehouse distributors, require us to agree to terms that reduce the customer’s investment in inventory held for sale. These measures include extended payment terms for purchased inventory (often coupled with customer-supplied factoring arrangements), our supply of inventory without our receipt from them of a cash deposit in respect of the cores included in the finished goods, and other arrangements. Participation in these initiatives requires us to incur factoring costs and to invest increased financial resources in cores. To the extent these demands increase in number and dollar volume, our financial condition and results of operations could suffer if our financing costs increase or we are unable to obtain adequate financing.

Circumstances over which we have no control may affect our ability to deliver products to customers and the cost of shipping and handling.

We rely on third parties to handle and transport components and raw materials to our facilities and finished products to our customers. Due to factors beyond our control, including changes in fuel prices, political events, border crossing difficulties, governmental regulation of transportation, changes in market rates, carrier availability, disruptions in transportation infrastructure and acts of God, we may not receive components and raw materials, and may not be able to transport our products to our customers, in a timely and cost-effective manner, which could materially harm our business, financial condition and results of operations.

Freight costs are strongly correlated to oil prices, have been volatile in the past and are likely to be volatile in the future. As we incur substantial freight costs to transport materials and components from our suppliers, and to deliver finished products to our customers, an increase in freight costs could increase our operating costs, which we may be unable to pass to our customers.

Assertions by or against us relating to intellectual property rights could materially harm our business.

Our industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. We are aware of issued patents owned by third parties that may relate to technology used in our industry and to which we do not have licenses. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business. For example, Tecnomatic S.p.A. filed a claim against us, alleging that we improperly secured proprietary technology developed by Tecnomatic S.p.A. See “Business-Legal proceedings-Remy, Inc. vs. Tecnomatic S.p.A.”

Claims that our products or technology infringe third-party intellectual property rights, regardless of their merit or resolution, are frequently costly to defend or settle and divert the efforts and attention of our management and technical personnel. In addition, many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, which have in the past required, and may in the future require, that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. We may not prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products or technology;

•	license technology from the third-party claiming infringement, which we may not be able to do on commercially reasonable terms or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based on our intellectual property rights;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We use a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could suffer.

Our success partly depends on our ability to protect our intellectual property and other proprietary rights. To accomplish this, we rely on a combination of intellectual property rights, including patents, trademarks and trade secrets, as well as customary contractual protections with our customers, distributors, employees and consultants, and through security measures to protect our trade secrets. It is possible that:

•

our present or future patents, trademarks, trade secrets and other intellectual property rights will lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights may not provide any competitive advantages to us;

•	our pending or future patent applications may not be issued or may not have the coverage we originally sought; and

•	our intellectual property rights may not be enforceable in jurisdictions where competition is intense or where legal protection may be weak.

Our competitors may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents we own or license. If we pursue litigation to assert our intellectual property rights, an adverse decision in the litigation could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise harm our business.

We are also a party to a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments to the counterparties. We may need to obtain additional licenses or renew existing license agreements in the future, which we may not be able to do on acceptable terms.

Our confidentiality agreements with our employees and others may not adequately prevent the disclosure of our trade secrets and other proprietary information.

We have devoted substantial resources to the development of our trade secrets and other proprietary information. In order to protect our trade secrets and other proprietary information, we rely in part on confidentiality agreements with our employees, partners, independent contractors and other advisors. These agreements may not effectively prevent the disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure. Others may also independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret and other proprietary rights, and the failure to obtain or maintain trade secret protection could harm our competitive position.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our product agreements with certain customers include standard indemnification provisions under which we agree to indemnify customers for losses as a result of intellectual property infringement claims and, in some cases, for damages caused by us to property or persons. To the extent not covered by applicable insurance, a large indemnity payment could harm our business.

We have recorded a significant amount of goodwill and other intangible assets, which may become impaired in the future.

We have recorded a significant amount of goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies. Goodwill, which represents the excess of reorganization value over the fair value of the net assets of the businesses acquired, was $271.4 million as of June 30, 2012, or 26.5% of our total assets. Other intangible assets, net, were $105.9 million as of June 30, 2012, or 10.3% of our total assets.

Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge that is included in operating income. We are subject to financial statement risk if goodwill or other identifiable intangible assets become impaired.

Unexpected changes in core availability or the market value of cores may harm our financial condition.

Cores are used starters or alternators that customers exchange when they purchase new products. If usable, we refurbish these cores into a remanufactured product that we sell to our aftermarket customers. If the availability of usable cores declines, we may have to purchase cores in the open market at values that may harm our business, financial condition and results of operations. If core market values decline below cost, then we would record a charge against our operating income for the devaluation of core inventory. This devaluation may harm our results of operations.

Environmental and health and safety liabilities and requirements could require us to incur material costs.

We are subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing:

•	discharges of pollutants into the ground, air and water;

•	the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste materials; and

•	the investigation and cleanup of contaminated properties.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters, including on-site and off-site treatment, storage and disposal of hazardous substances and wastes. For example, there are ongoing and planned investigation and remediation activities by us or third parties in connection with several of our properties, including those that we no longer own or operate. See “Business-Environmental regulation” and “Business-Legal proceedings.” We have given indemnities to subsequent owners for certain of our former operational sites, and we have separately received indemnification, subject to certain limitations, with respect to one of those sites. We could incur material costs in connection with these matters, including in connection with sites where we do not have indemnifications from third parties, where the indemnitor ceases to pay under its indemnity obligations or where the indemnities otherwise become inapplicable or unavailable.

Environmental and health-related requirements are complex, subject to change and have tended to become more and more stringent. Future developments could require us to make additional expenditures to modify or curtail our operations, install pollution control equipment or investigate and clean up contaminated sites. These developments may include:

•	the discovery of new information concerning past releases of hazardous substances or wastes;

•	the discovery or occurrence of compliance problems relating to our operations;

•	changes in existing environmental laws or regulations or their interpretation, or the enactment of new laws or regulations; and

•	more rigorous enforcement by regulatory authorities.

These events could cause us to incur various expenditures and could also subject us to fines or sanctions, obligations to investigate or remediate contamination or restore natural resources, liability for third party property damage or personal injury claims and the imposition of new permitting requirements and/or the modification or revocation of our existing operating permits, among other effects. These and other developments could materially harm our business, financial condition and results of operation. See “Business-Environmental regulation.”

The catastrophic loss of one of our manufacturing facilities could harm our business, financial condition and results of operations.

While we manufacture our products in several facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our manufacturing facilities due to accident, labor issues, weather conditions, natural disaster, civil unrest or otherwise, whether short or long-term, could materially harm our business, financial condition and results of operations.

Changes in tax legislation in local jurisdictions may have an impact on our overall effective tax rate, which, in turn, may harm our profitability.

Our overall effective tax rate is equal to our total tax expense as a percentage of our pre-tax income or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in these jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate. Further, changes in tax legislation, such as changes in tax rates, transfer pricing regimes, the applicability of value added taxes and the imposition of new taxes, could have an adverse effect on profitability.

Risks relating to our indebtedness

We have significant amounts of debt and require significant cash flow to service our debt.

We have a significant amount of indebtedness, will continue to have a significant amount of indebtedness after the completion of this offering and may issue additional debt in the future. As of June 30, 2012, we had $304.9 million of outstanding debt including original issue discount, or OID, and capital leases. Our high levels of indebtedness could have important consequences, including:

•	adversely affecting our stock price;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse general economic or industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	making it more difficult for us to satisfy our obligations under our financing documents;

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general corporate purposes or other purposes;

•	placing us at a competitive disadvantage to our competitors who are not as highly leveraged; and

•	triggering an event of default under our credit facilities if we fail to comply with the related financial and other restrictive covenants.

In order to adequately service our indebtedness, we require a significant amount of cash. Our future cash flow is subject to some factors that are beyond our control, and our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as delaying capital expenditures, refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be implemented on a timely basis or on satisfactory terms, or at all, and may not enable us to continue to satisfy our capital requirements. Restrictive covenants in our indebtedness may prohibit us from adopting any of these alternatives (with the failure to comply with these covenants resulting in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness). Our assets and cash flow may be insufficient to fully repay borrowings under our outstanding debt instruments, if accelerated upon an event of default. We may be unable to repay, refinance or restructure the payments of those debt instruments.

Despite our current indebtedness levels, we may still be able to incur substantial additional debt. This could exacerbate the risks associated with our substantial leverage.

We may incur additional indebtedness in the future or refinance existing debt before it matures. As of June 30, 2012, we had $304.9 million of outstanding debt including OID and capital leases. We could also incur indebtedness under other existing as well as additional financing arrangements. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

Our debt instruments restrict our current and future operations.

The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt, incur liens or issue certain equity;

•	declare or make distributions to our stockholders, repurchase equity or prepay certain debt;

•	make loans and certain investments;

•	make certain acquisitions of equity or assets;

•	enter into certain transactions with affiliates;

•	enter into mergers, acquisitions and other business combinations;

•	consolidate, transfer, sell or otherwise dispose of certain assets;

•	enter into sale and leaseback transactions;

•	enter into restrictive agreements;

•	make capital expenditures;

•	amend or modify organizational documents; and

•	engage in businesses other than the businesses we currently conduct.

In addition to the restrictions and covenants listed above, our debt instruments require us to comply with specified financial maintenance covenants. These restrictions or covenants could limit our ability to plan for or react to market conditions or meet certain capital needs and could otherwise restrict our corporate activities.

Any one or more of the risks discussed in this section, as well as events not yet contemplated, could result in our failing to meet the covenants and restrictions described above. Events beyond our control may affect our ability to comply with these covenants and restrictions, and an adverse development affecting our business could require us to seek waivers or amendments of these covenants or restrictions or alternative or additional sources of financing. We may be unable to obtain these waivers, amendments or alternatives on favorable terms, if at all.

A breach of any of the covenants or restrictions contained in any of our existing or future debt instruments, including our inability to comply with the financial maintenance covenants in these debt instruments, could result in an event of default under these debt instruments. An event of default could permit the agent or lenders under the debt instruments to discontinue lending, to accelerate the related debt, as well as any other debt to which a cross acceleration or cross default provision applies, and to institute enforcement proceedings against our assets that secure the extensions of credit under our outstanding indebtedness. The agent or lenders could terminate any commitments they had made to supply us with further funds. If the agent or lenders require immediate repayments, we may not be able to repay them in full. This could harm our financial results, liquidity, cash flow and our ability to service our indebtedness and could lead to our bankruptcy.

Substantially all of our domestic subsidiaries’ assets are pledged as collateral under our credit facilities.

Substantially all of our domestic subsidiaries’ assets are pledged as collateral for these borrowings. If we are unable to repay all secured borrowings when due, whether at maturity or if declared due and payable following a default, the agent or the lenders, as applicable, would have the right to proceed against the assets pledged to secure the indebtedness and may sell these assets in order to repay those borrowings, which could materially harm our business, financial condition and results of operations.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

Remy International, Inc. is a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depend on the cash flow of our subsidiaries. The payment of funds in the form of dividends, inter-company payments, tax sharing payments and other payments may in some instances be subject to restrictions under the terms of our subsidiaries’ financing arrangements.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A significant portion of our borrowings accrue interest at variable rates and expose us to interest rate risks. As of June 30, 2012, we had $304.4 million of outstanding debt (excluding OID and capital leases). A 1% increase in the current variable rate would have an immaterial impact on our interest expense because the rate on our Term B loan, our primary debt facility, would not rise above the LIBOR floor rate of 1.75% set under our Term B loan agreement. In addition, we have interest rate swaps in place with respect to 50% of the principal amount of our Term B loan.

Our ability to borrow under our revolving credit facility is subject to fluctuations of our borrowing base and periodic appraisals of certain of our assets. An appraisal could result in the reduction of available borrowings under this facility, which would harm our liquidity.

The borrowings available under our revolving credit facility are subject to fluctuations in the calculation of a borrowing base, which is based on the value of our domestic accounts receivable and inventory. The administrative agent for this facility causes a third party to perform an appraisal of the assets included in the calculation of the borrowing base either on a semi-annual basis or more frequently if our availability under the facility is less than $23.75 million during any 12-month period. If certain material defaults under the facility have occurred and are continuing, then the administrative agent has the right to perform this appraisal as often as it deems necessary in its sole discretion. If an appraisal results in a significant reduction of the borrowing base, then a portion of the outstanding indebtedness under the facility could become immediately due and payable.

Risks relating to this offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price, if at all.

Immediately before this offering, there was no active public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The trading price of our common stock after this offering may be higher or lower than the price you pay in this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay $17.00, which price was established by the compensation committee of our board of directors. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	announcements concerning our competitors, the automotive industry or the economy in general;

•

announcements by us or our competitors concerning significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, performance, accounting practices or legal problems;

•	the gain or loss of customers;

•	introductions of new pricing policies by us or our competitors;

•	variations in our quarterly results;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	any increased indebtedness we may incur in the future;

•	changes or proposed changes in laws or regulations affecting the automotive industry or enforcement of these laws and regulations, or announcements relating to these matters;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	the failure to maintain our listing on the NASDAQ Capital Market, due to a decline in the number of holders of our stock below the minimum required for listing or other factors;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•

market, political and economic conditions in our industry and the economy as a whole, including changes in the price of raw materials, energy and oil and changes in local conditions in the markets in which our customers, suppliers and facilities are located.

Accordingly, it may be difficult for you sell your shares of our common stock at a price that is attractive to you, if at all.

Our principal stockholder will continue to have substantial control over us after this offering.

Upon completion of this offering, Fidelity National Special Opportunities Fund (“FNSO”), a subsidiary of Fidelity National Financial, Inc. (“FNF”), will own approximately 51% of our outstanding common stock. As a result, FNSO will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may delay or prevent a third party from acquiring control over us.

Additionally, Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the company or its officers, directors or stockholders. Our certificate of incorporation that will be in effect immediately after completion of this offering will renounce any interest or expectancy that we have in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to members of our board of directors who are not our employees, other than opportunities expressly presented to such directors solely in their capacity as our director. For purposes of these provisions, a director who is the chairman of our board of directors shall not be deemed to be an employee of the company solely by reason of holding such position. These provisions will apply even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Furthermore, no such person will be liable to us for breach of any fiduciary duty, as a director or otherwise, by reason of the fact that such person personally or on behalf of any other person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the company. See “Description of capital stock.”

As a result, our non-employee directors may become aware, from time to time, of certain business opportunities such as acquisition opportunities and may direct such opportunities to other businesses in which they have invested or which they advise, in which case we may not become aware of or otherwise have the ability to pursue such opportunities. Further, such businesses may choose to compete with us for these opportunities. Our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to such persons could adversely impact our business or prospects if attractive business opportunities are procured by such persons, or are directed by such persons to other businesses, for their own benefit rather than for ours.

Future sales of our common stock by our stockholders could cause our stock price to decline.

Based on shares outstanding as of September 4, 2012, we will have 31,907,847 shares of common stock outstanding after this offering, assuming that the number of shares sold (including additional shares) is at the maximum of the offering range noted on the cover page of this prospectus. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares are or will become eligible for resale into public markets as described in the section entitled “Shares eligible for future sale.”

We have granted registration rights to some of our stockholders. In the aggregate, as of June 30, 2012, to our knowledge registration rights covered approximately 16,982,484 shares of our common stock that were then outstanding, although the actual number could be higher as a result, among other things, of shares held in street name and unrecorded transfers of shares. An exercise of these registration rights, or similar registration rights that may apply to securities we may issue in the future, could result in additional sales of our common stock in the market, which could cause our stock price to fall.

Furthermore, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that these sales will occur. The exercise of registration rights, and the sale of shares into public markets by our stockholders, could also harm our ability to raise additional equity or other capital.

Purchasers in this offering will experience immediate and substantial dilution.

We expect the price of our shares in this offering to be substantially higher than the net tangible book value per share of our outstanding common stock before this offering. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of approximately $18.30 per share, assuming that the number of shares sold (including additional shares) is at the maximum of the offering range noted on the cover page of this prospectus, based on a public offering price of $17.00 per share and our net tangible book value as of June

30, 2012. Assuming the sale by us of 40,000 shares of our common stock in this offering (the maximum of the offering range noted on the cover page of this prospectus), the investors in this offering will contribute approximately 0.2% of the total gross amount invested through June 30, 2012 in our company, but will own only approximately 0.1% of the shares of common stock outstanding immediately after this offering. The issuance of new stock could further dilute new investors. See “Dilution.”

Anti-takeover provisions contained in our certificate of incorporation and bylaws that will be in effect immediately after completion of this offering, as well as provisions of Delaware law, could impair a takeover attempt.

•

Our certificate of incorporation and bylaws that will be in effect immediately after completion of this offering, and Delaware law, contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. For example, these corporate governance documents include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting stockholder action by written consent in lieu of a meeting;

•	allowing only our board of directors, the chairperson of our board of directors or our chief executive officer to call special meetings; and

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors.

See “Description of capital stock-Anti-takeover effects of provisions of our amended and restated certificate of incorporation and bylaws and Delaware law.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or our management. Delaware law imposes conditions on certain business combination transactions with “interested stockholders.”

Provisions of our certificate of incorporation or bylaws or Delaware law that have the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. These provisions could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us changes his or her recommendation regarding our stock adversely, or provides more favorable relative recommendations about our competitors, then our stock price would likely decline. If any analyst who may cover us ceases to cover us or fails to regularly publish reports on us, then we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We intend to use the net proceeds to us from this offering for general corporate purposes. We will retain broad discretion over the use of proceeds from this offering. You may not agree with the way we decide to use these proceeds, and our use of the proceeds may not yield a significant return or any return at all for our stockholders.

Since we do not know whether we will pay any dividends in the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

Although we paid dividends on May 21, 2012 and August 20, 2012 to shareholders of record as of the close of business on May 14, 2012 and August 13, 2012, respectively, the future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Furthermore, our ability to pay dividends is restricted by certain covenants contained in our credit facilities. Accordingly, investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and executives.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the Securities and Exchange Commission, or SEC, and the requirements of the NASDAQ Capital Market.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect that laws and regulations affecting public companies will increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers and may divert management’s attention. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock from the NASDAQ Capital Market, fines, sanctions and other regulatory action and potentially civil litigation.

If we do not timely satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the trading price of our common stock could be adversely affected.

After this offering, we will be subject to section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. We expect that our management and, depending on the size of our public float, independent registered public accounting firm will have to provide the first of such reports with our annual report for the fiscal year ending December 31, 2013. To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. We have identified material weaknesses and significant deficiencies in our internal controls over financial reporting in the past, all of which have been remediated. We may identify additional deficiencies or weaknesses again in the future.

We or our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of the document in which they are contained. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $41,294, assuming that the number of shares sold (including additional shares) is at the maximum of the offering range noted on the cover page of this prospectus, based on an initial public offering price of $17.00 per share and after deducting our estimated offering expenses, depending on the number of shares sold in this offering.

Each 1,000 share decrease in the number of shares sold in this offering (including any additional shares) would decrease the net proceeds to us from this offering, after deducting our estimated offering expenses, by approximately $14,790, based on the initial public offering price per share of $17.00 noted on the cover page of this prospectus.

We intend to use the net proceeds of this offering for general corporate purposes.

Dividend policy

The future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends is restricted by certain covenants contained in our credit facilities. On May 2, 2012, we announced a quarterly cash dividend of ten cents ($0.10) per share. The dividend was payable on May 21, 2012 to shareholders of record as of the close of business on May 14, 2012. On August 3, 2012, we announced a quarterly cash dividend of ten cents ($0.10) per share. The dividend was payable on August 20, 2012 to shareholders of record as of the close of business on August 13, 2012.

Capitalization

The following table sets forth our cash and cash equivalents and our total capitalization as of June 30, 2012:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	the adoption of our amended and restated certificate of incorporation that will be in effect immediately after completion of this offering; and

•

the issuance and sale, by us, of the maximum number of shares of our common stock in this offering noted on the cover page of this prospectus at an initial public offering price of $17.00 per share, after deducting our estimated offering expenses.

	As of June 30, 2012(2)
	Actual	As adjusted Maximum number of shares in range

	(in thousands, except share and per share data)
Cash and cash equivalents	$73,597	$73,638

Long-term debt, net of current maturities	$285,650	$285,650

Remy International, Inc. stockholders’ equity:
Preferred stock, $0.0001 par value per share; 87,000 shares authorized, no shares issued and outstanding, actual; 40,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $0.0001 par value per share; 130,000,000 shares authorized, 31,958,797 shares issued, 31,842,740 shares outstanding and 116,057 treasury shares, actual; 240,000,000 shares authorized, shares issued, shares outstanding and 116,057 treasury shares, as adjusted(3)	3	3
Treasury stock	(23)	(23)
Additional paid-in capital(1)	320,277	320,869
Retained earnings	80,399	80,399
Accumulated other comprehensive loss	(59,578)	(59,578)

Total Remy International, Inc. stockholders’ equity(1)	341,078	341,670

Total capitalization(1)	$626,728	$627,320

(1)	Each 1,000 share decrease in the number of shares sold in this offering (including any additional shares) would decrease the net proceeds to us from this offering, after deducting our estimated offering expenses, by approximately $14,790, based on the initial public offering price per share of $17.00 noted on the cover page of this prospectus.

(2)	Does not give effect to any use of proceeds from this offering. See “Use of Proceeds.”

(3)	Includes “additional shares” to be issued pursuant to this offering.

The table above should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. The number of shares outstanding listed in the table is based on shares issued and outstanding as of June 30, 2012 and excludes:

•	55,253 shares of our common stock underlying restricted stock units outstanding;

•	117,387 treasury shares; and

•	3,907,741 shares of our common stock available for future grant under our Omnibus Equity Incentive Plan.

Dilution

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of June 30, 2012 was $(41.8) million, or $(1.31) per share of common stock. Net tangible book value is equal to our total tangible assets minus total liabilities and noncontrolling interests, and net tangible book value per share is equal to net tangible book value divided by the number of vested shares of common stock outstanding as of June 30, 2012.

After giving effect to the issuance and sale, by us, of 40,000 shares of common stock in this offering, assuming that the number of shares sold (including the issuance of additional shares) is at the maximum of the offering range noted on the cover page of this prospectus, at an initial public offering price of $17.00 per share, after deducting our estimated offering expenses, our as adjusted net tangible book value as of June 30, 2012 would have been approximately $(41.7) million, or approximately $(1.30) per share of common stock. This represents an immediate increase from actual net tangible book value of approximately $0.01 per share to existing stockholders and an immediate dilution of approximately $18.30 per share to new investors, assuming that the number of shares sold (including the issuance of additional shares) is at the maximum of the offering range noted on the cover page of this prospectus.

The following table illustrates this calculation on a per share basis:

Maximum of the offering range:

Initial public offering price per share	$17.00
Net tangible book value per share as of June 30, 2012	$(1.31)
Increase per share attributable to the issuance and sale of shares by us in this offering	$0.01
As adjusted net tangible book value per share after this offering	$(1.30)

Dilution per share to new investors	$18.30

Each 1,000 share decrease in the number of shares sold in this offering (including any additional shares) would decrease the net proceeds to us from this offering, after deducting our estimated offering expenses, by approximately $14,790, based on the initial public offering price per share of $17.00 noted on the cover page of this prospectus.

The following table summarizes, on an as adjusted basis as of June 30, 2012, the total number of shares of our common stock purchased from us (including additional shares) and the total consideration and average price per share paid by existing stockholders and by new investors if the number of shares sold is at the maximum of the offering range noted on the cover of this prospectus.

Maximum of the offering range:

	Shares Purchased from Us		Total Consideration to Us		Average Price per Share
	Number	%	Amount	%

Existing stockholders	31,842,740	99.9%	$365,043,000	99.8%	$11.46
New investors	40,000	0.1%	591,294	0.2%	$14.78

Total	31,882,740	100%	$365,634,294	100%

This above table assumes that our existing stockholders do not purchase any shares in this offering.

Selected consolidated financial data

The following summary consolidated statement of operations data for the years ended December 31, 2011, 2010, and 2009, and the consolidated balance sheet data as of December 31, 2011 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the year ended December 31, 2008, the month ended December 31, 2007, and the eleven months ended November 30, 2007, and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007, have been derived from our audited consolidated financial statements not included in this prospectus. The following summary consolidated statement of operations data for the six months ended June 30, 2012 and 2011, and the consolidated balance sheet data as of June 30, 2012, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. This information is only a summary and should be read together with the discussion under “Management’s discussion and analysis of financial condition and results of operations” and with the consolidated financial statements, the related notes and other financial information included in this prospectus. The historical results presented below are not necessarily indicative of financial results for future periods and the results for any interim period are not necessarily indicative of results to be expected for a full year.

On October 8, 2007, our predecessor, Remy Worldwide Holdings, Inc., and its domestic subsidiaries, filed voluntary petitions under a prepackaged arrangement for relief under Chapter 11 of the U.S. Bankruptcy Code. Upon emergence from Chapter 11 proceedings on December 6, 2007, we adopted fresh-start reporting in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 852, Reorganizations, or ASC 852. The effective date of the emergence was November 30, 2007, which resulted in a new reporting entity with no retained earnings or accumulated deficit. At that time, the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values. Accordingly, our financial data for periods or dates after November 30, 2007 are not comparable to our pre-emergence financial data because the post-emergence financial statements are for a new entity revalued in accordance with ASC 852.

							Successor	Predecessor

	Six months ended June 30,		Years ended December 31,				One month ended December 31, 2007	Eleven months ended November 30, 2007
	2012	2011	2011	2010	2009	2008

			(in thousands, except per share data)

Consolidated Statement of Operations Data:
Net sales	$587,881	$609,912	$1,194,953	$1,103,799	$910,745	$1,100,805	$78,090	$1,050,941
Cost of goods sold	464,350	456,517	925,052	866,761	720,723	916,375	69,088	923,733

Gross profit	123,531	153,395	269,901	237,038	190,022	184,430	9,002	127,208
Selling, general and administrative expenses	67,789	66,646	139,685	127,405	101,827	109,683	8,217	97,380
Pre-petition debt restructuring expenses	—	—	—	—	—	—	—	34,481
Reorganization items	—	—	—	—	—	2,762	1,097	(422,229)
Intangible asset impairment charges	—	—	5,600	—	4,000	1,500	—	—
Restructuring and other charges	3,589	581	3,572	3,963	7,583	15,325	404	1,815

Operating income (loss)	52,153	86,168	121,044	105,670	76,612	55,160	(716)	415,761
Other income	—	—	—	—	—	2,223	—	545
Interest expense	13,764	15,897	30,900	46,739	49,534	54,938	4,309	81,818
Loss on extinguishment of debt	—	—	—	19,403	—	—	—	—

Income (loss) from continuing operations before income taxes and loss from unconsolidated subsidiaries	38,389	70,271	90,144	39,528	27,078	2,445	(5,025)	334,488
Income tax expense (benefit)	10,899	9,405	14,813	18,337	13,018	6,818	(594)	9,293
Impairment of investment in unconsolidated subsidiary	—	—	—	—	—	—	—	2,559
Loss from unconsolidated subsidiaries	—	—	—	—	—	—	—	23

Net income (loss) from continuing operations	27,490	60,866	75,331	21,191	14,060	(4,373)	(4,431)	322,613
Net income from discontinued operations, net of tax	—	—	—	—	—	—	—	89,977

Net income (loss)	27,490	60,866	75,331	21,191	14,060	(4,373)	(4,431)	412,590
Less: Net income attributable to noncontrolling interest	1,337	2,083	3,445	4,273	3,272	1,403	106	961

Net income (loss) attributable to Remy International, Inc.	26,153	58,783	71,886	16,918	10,788	(5,776)	(4,537)	411,629
Preferred stock dividends	—	(2,114)	(2,114)	(30,571)	(25,581)	(23,145)	(1,519)	—
Loss on extinguishment of preferred stock	—	(7,572)	(7,572)	—	—	—	—	—

Net income (loss) attributable to common stockholders	$26,153	$49,097	$62,200	$(13,653)	$(14,793)	$(28,921)	$(6,056)	$411,629

Basic earnings (loss) per share:
Earnings (loss) per share	$0.86	$1.75	$2.14	$(1.33)	$(1.46)	$(2.89)	$(0.61)	$164.45

Weighted average shares outstanding	30,574	28,098	29,096	10,278	10,130	10,004	10,000	2,503

Diluted earnings (loss) per share:
Earnings (loss) per share	$0.85	$1.70	$2.10	$(1.33)	$(1.46)	$(2.89)	$(0.61)	$164.45

Weighted average shares outstanding	30,774	28,922	29,674	10,278	10,130	10,004	10,000	2,503

	As of June 30,	As of December 31,

	2012	2011	2010	2009	2008	2007

					(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$73,597	$91,684	$37,514	$30,171	$18,744	$24,726
Working capital	172,905	139,567	81,762	72,723	69,890	73,534
Total assets	1,024,002	1,029,519	969,156	927,255	929,217	1,005,775
Long-term debt, net of current maturities	285,650	286,680	317,769	337,905	345,133	339,524
Post-retirement benefits other than pensions, net of current portion	1,782	1,918	1,371	1,552	5,261	14,508
Accrued pension benefits, net of current portion	30,236	31,060	21,002	17,816	20,949	5,668
Redeemable preferred stock	—	—	166,116	135,545	109,964	86,819
Retained earnings (accumulated deficit)	80,399	57,433	(14,453)	(10,535)	(10,313)	(4,537)
Total equity	351,217	317,344	77,473	82,988	81,451	148,565

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk factors” and elsewhere in this prospectus.

General

We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,” “Remy” and “World Wide Automotive” brand names, as well as our customers’ well-recognized private label brand names.

Our principal products for both light and commercial vehicles include:

•	New starters and alternators;
•	Remanufactured starters and alternators; and
•	Hybrid electric motors.

We sell our new starters and alternators and our hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new starters and alternators to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe and OEMs globally for the original equipment service, or OES, market. We also sell a small volume of remanufactured locomotive power assemblies in North America and steering gear and brake calipers for light vehicles in Europe. We manage our business and operate in a single reportable business segment.

Business trends and conditions

The principal factors affecting our recent results of operations are described below.

General factors affecting customer demand

Original equipment market

The demand for components in the OE market is cyclical and depends on levels of new vehicle production. Production and sale of new vehicles, in turn, depend on the economy, consumer confidence, discounts and incentives offered by automakers and the availability of funds to finance purchases. The economy and the price of gasoline also affect the types of vehicles sold. In general, larger vehicles tend to be more profitable for manufacturers and auto parts suppliers.

In 2008, the worldwide automotive industry experienced a severe decline in demand, principally due to the global economic crisis. In response to the reduction in consumer demand, manufacturers reduced production volumes throughout the automotive industry, significantly impacting their revenues and those of their suppliers. As measured by IHS Global Insight, global industry production of light vehicles peaked at 70.6 million in 2007, dropped by 4.3% to 67.6 million in 2008 and further declined by 11.9% to 59.5 million in 2009. This decline was more pronounced in the more mature markets: for example, North American production levels declined from 15.1 million light vehicles in 2007 to 12.6 million (a 16.3% decline) in 2008 and 8.6 million in 2009 (a 32.1% decline). General Motors and Chrysler filed for bankruptcy protection in mid-2009. To some extent, government programs to incentivize the sale of new cars, such as the U.S. “Cash for Clunkers” program, slowed the decline in new production. These programs generally expired by the end of 2009. As the economy slowly began to recover, and manufacturers sought to rebuild depleted inventory levels, new light vehicle production increased to 74.4 million globally (a 25.0% increase) and 11.9 million in North America in 2010 (a 39.1% increase). Our net sales to OEM customers for light vehicles grew at a 40% rate in 2010 over 2009, or somewhat faster than the industry overall, due to market share gains. IHS Global Insight reported that 2011 light duty global production was 76.5 million units globally, an increase of 3.0% from 2010, and is projecting that production will continue to grow through 2012 to 81.2 million units globally. Our net sales to OEM customers for light vehicles grew 8% in 2011, as discussed further under “Results of Operations.“

With respect to commercial vehicles, the decline in global production was even greater, from 3.0 million units in 2007 to 2.3 million units in 2009. North American production declined 48.5% from 421,379 units to 217,087 units and European production declined 62.3% from 717,879 units to 270,301 units over this period. In 2010, the recovery was also seen in commercial vehicles with North American production growing 22.1% from 217,087 units to 265,101 units while European production rose 61.9% from 270,299 units to 437,722 units over this period. Replenishment of older truck fleets and increased miles driven caused new production to continue to rise in 2011. Our net sales to OEM customers for commercial vehicles rose at a slightly faster rate than the industry overall in 2010 due to market share gains by the vehicles for which we provide products. This trend continued through the middle of 2011, though our market share growth began to slow in the second half of the year as other heavy-duty vehicle manufacturers were successful in increasing their market shares.

Our OEM customers generally also conduct original equipment supply (OES) and other aftermarket operations. In the orders they place with us, these customers do not always distinguish whether the parts purchased are for new vehicle manufacture or for aftermarket operations, particularly in respect of parts for light vehicles. Therefore, although we are aware that 9% of our net sales in 2011 were for OES operations, there were likely some additional OEM sales that were for such operations. In this prospectus, our net sales figures and related revenue-based percentages that we present for OEM include OES sales to our OEM customers, unless otherwise noted.

Aftermarket

Aftermarket sales of starters and alternators for light vehicles do not follow the same cycles as OEM sales. Differing business cycles in the aftermarket and original equipment channels help us to mitigate the variability in our revenues. Aftermarket sales are principally affected by the strength of the economy and gas prices. In a weaker economy, drivers tend to keep their vehicles and repair them rather than buying new vehicles. Lower gas prices have historically tended to result in more miles driven, which increases the frequency with which auto repairs are needed. However, a weak economy may reduce miles driven. Miles driven in the U.S. dropped sharply in

2008, grew slowly through 2010, and dropped again slightly in 2011. Further, government programs designed to encourage owners of older cars to trade them in for new cars can reduce the number of cars on the road that require repairs. Finally, improved durability of OE and aftermarket parts reduces the number of units sold in the aftermarket.

According to Frost & Sullivan, the North American aftermarket for starters and alternators for light vehicles declined from 25.4 million units in 2007 to an estimated 23.4 million units in 2010, and is projected to decline further to 22.9 million units in 2011 and eventually to 22.3 million units in 2015.

Weather can also affect aftermarket sales of starters and alternators. Extreme cold can damage starters and extreme heat can increase alternator failures. In both cases, this extreme weather can stimulate sales of aftermarket starters and alternators. The relatively harsh winter experienced in the Midwest and Northeast United States in late 2010 and early 2011 had an unusually positive effect on our aftermarket sales in the first quarter of 2011. We did not experience the same effect in the first quarter of 2012.

The aftermarket for light vehicle components is extremely competitive. Many retailers and warehouse distributors purchase starters and alternators from only one or two suppliers, under contracts that run for five years or less. When contracts are up for renewal, competitors tend to bid very aggressively to replace the incumbent supplier, although the cost of switching from the incumbent tends to mitigate this competition. We continued to experience price pressure in the aftermarket business in 2011 and the first six months of 2012.

Due to market share gains, our global units sold to aftermarket customers for light vehicles were flat despite the industry trend in 2008 through 2010, but our net sales declined due to pricing pressures. Our net sales to such customers grew in 2011 due to an unusually high level of inventory replenishment in the first half of 2011 at our retailer customers, despite competitive pressures and other external factors, such as the improving economy and higher gas prices.

Aftermarket demand for commercial vehicles is driven more by general economic activity as compared to demand for light vehicles. Consumption demand and imports account for nearly 57% of commercial trucking activity. The key parameters driving on-highway demand are freight miles driven and fleet capacity utilization, which generally indicate truck usage and wear. Many fleets idled excess capacity during the economic downturn, which depressed aftermarket demand. Many parked trucks were put back in service by the end of 2011 which led to an increase in the truck population by 3.1% in North America over 2010. Vehicle utilization rates are forecast to return to historical rates, or about 87%, by 2013, compared to 81% in 2009, 83% in 2010 and 85% in 2011. While this activity may improve new truck sales, we believe it will also drive demand for replacement parts. We believe vehicle population will increase slowly through 2015 but average vehicle age will remain at 20-year highs. We believe the older vehicle population, compounded by higher mileages and utilization, will result in higher replacement parts demand over time for alternators and starters.

Prices of materials

Overall commodity price inflation is an ongoing concern for our business and has been an operational and financial focus for us. During 2010 and 2011, our operating results were negatively impacted by the increasing cost of certain commodities (principally copper, steel and aluminum) essential to our manufacture of new products. Further, as global industrial production levels rise, commodity inflationary pressures may increase, both in the automotive industry and in the broader economy. We continue to monitor commodity costs and work with our suppliers and customers to manage changes in such costs. We generally follow the North American industry practice of passing on to our original equipment customers a portion of the costs or benefits of fluctuation in copper, steel and aluminum prices (in recent years approximately 70% of copper, 30% of aluminum and 10% of steel pounds purchased are for customers with metals pass-through or sharing arrangements). Of the remaining portion of our copper exposure, we generally purchase hedges for a significant portion and also have a natural hedge in copper, aluminum and steel scrap recovered in our remanufacturing operations. In general, we do not hedge our aluminum and steel exposures. The net pre-tax impact of commodity inflation offset by price adjustments and hedges was $(12.6) million in 2010 and $3.1 million in 2011.

We use rare earth magnets in certain starter motors. During 2011, China, a major source of rare earth magnets, reduced its export quotas for rare earth minerals, causing significant increases in cost. The net pre-tax impact of the price increases was $5.9 million in 2011 over 2010. In late 2011 and the beginning of 2012, prices have decreased from their peak in 2011. In addition, we have changed the material content and design of certain of our starter motors in an effort to mitigate fluctuations in cost in the future.

In our remanufacturing operations, our principal inputs are cores, approximately 90% of which we receive in exchange for remanufactured units. When we have to purchase cores, we are affected by their cost. The cost of cores fluctuates based on a number of factors, including supply and demand and the underlying value of the commodities the cores contain.

Foreign currencies

During 2010, 2011, and the first six months of 2012, approximately 40%, 37% and 33%, respectively, of our net sales were transacted outside the United States. The functional currency of our foreign operations is generally the local currency, while our financial statements are presented in U.S. dollars. As a result, our operating results may be impacted by our buying, selling and financing in currencies other than the functional currency of our relevant operations, such as when we make goods in one country for sale in another. Further, the translation of foreign currencies back to the U.S. dollar may have a significant impact on our net sales and financial results. Foreign exchange has an unfavorable impact on net sales when the U.S. dollar is relatively strong as compared with foreign currencies and a favorable impact on net sales when the U.S. dollar is relatively weak as compared with foreign currencies. While we employ financial instruments to hedge certain exposures related to transactions from fluctuations in foreign currency exchange rates, these hedging actions do not entirely insulate us from currency effects and such programs may not always be available to us at economically reasonable costs. In general, a strengthening of the U.S. dollar relative to other currencies will positively impact our profitability.

Operational efficiency efforts

We constantly seek to reduce our operations costs. Since the appointment of our current CEO, John H. Weber, in 2006, we have reduced employee headcount by over 20% and closed a total of 15 facilities worldwide as we consolidated and streamlined operations. These reductions have occurred across all of our operations. We anticipated the global downturn in demand and accomplished a substantial part of the headcount reductions and streamlining of operations activities prior to the start of the global economic crisis. In 2008 and 2009, we reduced headcount significantly. As global new vehicle production picked up in 2010, we were able to increase our production without a proportionate increase in overhead, benefiting our earnings. In 2011, we expanded our capabilities to support our initiatives, particularly by adding personnel in our engineering and supply chain. Our 2012 initiatives are focused on global manufacturing and supply chain to further streamline our operations. We have engaged an outside consulting firm to assist with the implementation of these initiatives.

Hybrid electric motors

We continue to invest for future growth as evidenced by our increasing capital and engineering investment in hybrid electric motors. During 2011 and 2010, we spent $27.1 million and $25.9 million, respectively (including amounts expensed and capitalized) in our hybrid efforts, a substantial increase from the $8.2 million we invested in 2009. During the first six months of 2012, we spent a total of $9.9 million (including amounts expensed and capitalized) in our hybrid efforts. We expect to continue to increase our investment in developing hybrid technology during 2012.

The United States Department of Energy awarded us a grant in 2009 pursuant to which it agreed to match up to $60.2 million of eligible expenditures we make through 2013 for the commercialization of hybrid electric motor technology. The grant will reimburse certain capital expenditures, labor, subcontract, and other allowable costs at a rate of 50% of the eligible amount expended during the three-year period from date of award. As of June 30, 2012, we had $27.0 million of the grant award remaining. When grant funds reimburse the cost of acquiring an asset, we record the proceeds as deferred revenue and recognize them in income on a straight-line basis over the useful life of the asset. When grant funds reimburse other eligible expenses, we recognize them in our income statement as an offset to the related expense.

Our hybrid electric motors net sales were $25.5 million in 2011, compared to $38.2 million in 2010. This change is due to the termination of production of the Daimler/BMW European hybrid electric motor program and decreased sales of light-duty hybrid trucks and heavy-duty hybrid buses in North America during the year ended December 31, 2011. Hybrid electric motors net sales were $22.5 million in the first six months of 2012.

During the last three years, we were successful in increasing our potential new business pipeline, signing agreements with Allison Transmission and BAE Systems for the development and production of hybrid electric motors for use in commercial vehicles and with a number of other customers for development and testing of possible deployment of our motors in their vehicles. Our goal is to continue to develop new opportunities and to move to the production phase with additional customers. Production for Allison Transmission and BAE is expected to start late in 2012.

Adjusted EBITDA

We use the term adjusted EBITDA in this prospectus. We define adjusted EBITDA as net income (loss) attributable to Remy International, Inc. before interest, taxes, depreciation and amortization, non-cash compensation expense, noncontrolling interest, restructuring charges, loss on extinguishment of debt, intangible asset impairment charges, reorganization items and other adjustments as set forth in the reconciliations provided below. Adjusted EBITDA is not a measure of performance defined in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We use adjusted EBITDA as a supplement to our U.S. GAAP results in evaluating our business.

Adjusted EBITDA is included in this prospectus because it is one of the key factors upon which we assess performance. As an analytical tool, adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it excludes items that we do not believe reflect our ongoing operating performance.

We have completed the bulk of the work related to past restructuring efforts and, as a result, in future periods any restructuring charges related to these efforts are expected to be nominal. However, additional restructuring costs may be incurred in connection with the recommendations of an outside consulting firm which we have engaged to assist with the implementation of our current initiatives focused on our global manufacturing and supply chain.

Adjusted EBITDA should not be considered as an alternative to net income (loss) as an indicator of our performance, as an alternative to net cash provided by operating activities as a measure of liquidity, or as an alternative to any other measure prescribed by U.S. GAAP. There are limitations to using non-U.S. GAAP measures such as adjusted EBITDA. Although we believe that adjusted EBITDA may make an evaluation of our operating performance more consistent because it removes items that do not reflect our ongoing operations, adjusted EBITDA excludes certain financial information that some may consider important in evaluating our performance. Other companies in our industry define adjusted EBITDA differently from us and, as a result, our measure is not comparable to similarly titled measures used by other companies in our industry. We compensate for these limitations by providing disclosure of the differences between adjusted EBITDA and U.S. GAAP results, including providing a reconciliation of adjusted EBITDA to U.S. GAAP results, to enable investors to perform their own analysis of our operating results.

The following table sets forth a reconciliation of adjusted EBITDA to its most directly comparable U.S. GAAP measure, net income (loss) attributable to Remy International, Inc.

	Six months ended June 30,		Years ended December 31,
	2012	2011	2011	2010	2009

				(in thousands)
Net income attributable to Remy International, Inc.	$26,153	$58,783	$71,886	$16,918	$10,788

Adjustments:
Depreciation and amortization	18,799	17,476	35,252	29,269	30,798
Intangible asset impairment charges	—	—	5,600	—	4,000
Restructuring and other charges	3,589	581	3,572	3,963	7,583
Other	1	12	24	—	356
Interest expense	13,764	15,897	30,900	46,739	49,534
Income tax expense	10,899	9,405	14,813	18,337	13,018
Net income attributable to noncontrolling interest	1,337	2,083	3,445	4,273	3,272
Non cash compensation expense	3,536	2,688	6,884	1,196	1,825
Loss on extinguishment of debt	—	—	—	19,403	—

Total adjustments	51,925	48,142	100,490	123,180	110,386

Adjusted EBITDA	$78,078	$106,925	$172,376	$140,098	$121,174

Income taxes

We currently pay taxes in certain jurisdictions outside the United States. We do not currently pay taxes in certain jurisdictions, including the United States, either due to current operating losses or the use of tax loss carryforwards that are recorded in our consolidated financial statements as deferred income tax assets. As of June 30, 2012, we had U.S. tax loss carryforwards in the amount of $165.2 million, and foreign tax loss carryforwards in the amount of $59.1 million. Certain tax loss carryforwards are required to be utilized within a certain time period or the loss is forfeited. The tax loss carryforwards for the United States expire between 2023 and 2030, while the tax loss carryforwards for the foreign jurisdictions expire between 2012 and 2024. As of June 30, 2012, we have recorded a valuation allowance against the deferred tax assets related to these loss carryforwards. The use of tax loss carryforwards reduces future taxable income and cash taxes. During the third quarter of 2012, we have reached the conclusion that the net deferred tax asset in the United States is more likely than not to be utilized. As such, the valuation allowance previously recorded against the net deferred tax assets in the United States has been reversed during the third quarter of 2012.

In addition to the time limitation on the use of the tax loss carryforwards, the U.S. carryforwards are subject to a limitation due to a change in control of the ownership of Remy upon our emergence from bankruptcy. Of the $165.2 million in carryforwards, $135.6 million is limited to use of $10.6 million in any one year. If the tax loss cannot be fully utilized in any one year, it may be utilized in subsequent years. The remainder of the U.S. tax loss carryforwards does not have this limitation and is fully usable against the United States taxable income.

Our effective tax rate for the six months ended June 30, 2012 and the year ended December 31, 2011 was 28.4% and 16.4%, respectively. The rates differ from the U.S. statutory rate mainly due to foreign taxes incurred, valuation allowance release against the U.S. net income reported in the financial statements, and accounting for uncertain tax positions. We anticipate our effective tax rate for the full year 2012 will be below the U.S. statutory rate due to the valuation allowance release against the anticipated U.S. net income. Our effective rate may vary due to income earned in various jurisdictions and changes in valuation allowances.

While we have not yet received the Servicio de Administracion Tributaria (SAT) equivalent of an Internal Revenue Service Revenue Agent’s Report generally issued at the conclusion of an SAT examination, we have received Notices of Proposed Adjustment from the SAT for the 2005 calendar year primarily relating to transfer pricing with one of our Mexican subsidiaries on July 17, 2012. The notices propose an increase to our Mexican taxable income that would result in additional federal tax expense for the year ended December 31, 2005, totaling approximately $10.5 million, subject to interest, inflation and penalties. We disagree with the proposed adjustments and intend to vigorously contest them. If we are not able to resolve these proposed adjustments at the SAT examination level, we plan to pursue all available administrative and, if necessary, judicial remedies.

Arrangements with aftermarket customers

Consistent with common industry practice, a majority of our aftermarket customers, including both large retail customers and smaller warehouse distributors, require us to agree to terms that reduce the customer’s investment in inventory held for sale. These measures principally include extended payment terms for purchased inventory and our supply of inventory without our receipt from the customer of a cash deposit in respect of the cores included in the finished goods. We also sometimes enter into arrangements with new customers in which we purchase the customer’s core inventory from the customer. (For a further discussion of cores and related cash flows and accounting, see “—Critical accounting policies and estimates-Accounting for remanufacturing operations” below.) These arrangements increase our financing costs. We incur these costs under the factoring agreements discussed below and, to a lesser extent, under our revolving credit facility. In general, the factoring agreements in which we participate are part of arrangements that have been put in place by our aftermarket customers for their vendors. Our agreements with these customers grant them extended payment terms if they make factoring arrangements available to us. Under the factoring agreements, we sell our accounts receivable at a discount, which represents the cost of the arrangements, and the purchasers look only to the credit of our customers for collection. The majority of our factoring arrangements are with aftermarket customers. The cost to us of our factoring agreements in the six months ended June 30, 2012 and 2011, and in the years ended December 31, 2011, 2010 and 2009 were $2.4 million, $3.6 million, $6.5 million, $6.8 million and $7.7 million, respectively. We include factoring cost in interest expense in our statements of operations.

Results of operations

Six months ended June 30, 2012 compared to six months ended June 30, 2011

The following table presents our consolidated results of operations for the six months ended June 30, 2012 and 2011.

	Six months ended June 30,		% Increase/ (Decrease)
	2012	2011

		(in thousands)
Net sales	$587,881	$609,912	-3.6%
Cost of goods sold	464,350	456,517	1.7%

Gross profit	123,531	153,395	-19.5%
Selling, general, and administrative expenses	67,789	66,646	1.7%
Restructuring and other charges	3,589	581	517.7%

Operating income	52,153	86,168	-39.5%
Interest expense	13,764	15,897	-13.4%

Income before income taxes	38,389	70,271	-45.4%
Income tax expense	10,899	9,405	15.9%

Net income	27,490	60,866	-54.8%
Less net income attributable to noncontrolling interest	1,337	2,083	-35.8%

Net income attributable to Remy International, Inc.	26,153	58,783	-55.5%
Preferred stock dividends	—	(2,114)	*
Loss on extinguishment of preferred stock	—	(7,572)	*

Net income attributable to common stockholders	$26,153	$49,097	-46.7%

*	Not meaningful

Net Sales

Net sales decreased by $22.0 million or 3.6%, to $587.9 million for the six months ended June 30, 2012, from $609.9 million for the same period in 2011. A majority of the decrease was due to sales volume from a mild winter in 2012 compared to a cold winter in 2011. As discussed above, extreme weather conditions can stimulate sales of aftermarket starters and alternators. Lower unit volume accounted for $11.9 million of the net sales decrease in 2012 over 2011, while product mix and pricing contributed $2.2 million to the decrease.

Foreign currency translation had a net unfavorable impact on net sales of $7.9 million in the six months ended June 30, 2012 as compared to the same period in 2011. This unfavorable impact was due mainly to strengthening of the U.S. dollar in relation to the South Korean Won, the Euro, the Chinese Renminbi, and the Brazilian Real.

Net sales of light vehicle starters and alternators to OEMs were $209.5 million in the six months ended June 30, 2012, a $10.1 million, or 4.6%, decrease compared to $219.6 million in the same period in 2011. Net sales of commercial vehicle starters and alternators to OEMs were relatively flat at $141.9 million in the six months ended June 30, 2012, as compared to $144.0 million for the same period in 2011. Our sales in these categories were negatively impacted by weak European markets and a mild winter. We also sold $22.5 million of hybrid electric motors to OEMs in the six months ended June 30, 2012 as compared to $14.0 million in the same period in 2011.

Net sales of light vehicle products to aftermarket customers were $153.6 million in the six months ended June 30, 2012, a $17.9 million or 10.4% decrease from $171.5 million in the same period in 2011. The decrease was a result of our retailer sales having an unusually high level of inventory replenishment in 2011, as well as competitive market pressures. In addition, warmer weather in early 2012 negatively impacted sales to our retailer customers as compared to the same period in 2011. Net sales of starters and alternators for commercial vehicles to aftermarket customers were $38.4 million in 2012, a decrease of $1.6 million, or 3.9% from $40.0 million in 2011.

Net sales of remanufactured locomotive power trains and multiline products, which consist of a small volume of remanufactured steering gear and brake calipers we sell in Europe to aftermarket customers, were $22.0 million in the six months ended June 30, 2012, a $1.2 million, or 5.9% increase from 2011.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold was $464.4 million and $456.5 million in the six months ended June 30, 2012 and 2011, respectively. Cost of goods sold as a percentage of net sales increased during the six months ended June 30, 2012 to 79.0% from 74.8% for 2011. In 2011, we recorded a $7.3 million gain related to a settlement with an OE customer and an insurance settlement. In addition, competitive market pressures contributed to the increase of costs of goods sold as a percentage of net sales.

Gross profit

As a result of the above, gross profit as a percentage of sales declined to 21.0% for the six months ended June 30, 2012 from 25.2% for the 2011 period.

Selling, general and administrative expenses

For the six months ended June 30, 2012, selling, general and administrative expenses, or SG&A, was $67.8 million, which represents an increase of $1.2 million, or 1.7%, from SG&A of $66.6 million for 2011. The increase is primarily related to increased investments in engineering resources, particularly related to our hybrid technology.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, increased by $3.0 million, to $3.6 million for the six months ended June 30, 2012 compared to $0.6 million for 2011. The 2012 charges related to reductions in force in Mexico and Europe, and exit costs related to our Mexico, Europe and Virginia facilities.

Interest expense, net

Interest expense decreased by $2.1 million from $15.9 million for the six months ended June 30, 2011 to $13.8 million in 2012. Decrease in interest expense is mostly due to a decrease in long-term borrowings of $9.4 million over the corresponding period in the prior year due to lower amounts borrowed.

Income taxes

Income tax expense increased by $1.5 million to $10.9 million for the six months ended June 30, 2012 from $9.4 million in 2011. This increase was due to higher foreign taxes incurred and uncertain tax positions.

Preferred stock dividends and loss on extinguishment of preferred stock

Preferred stock dividends and loss on extinguishment of preferred stock for the six months ended June 30, 2012 were zero compared to $9.7 million for the same period in 2011 due to an exchange of 48,004 shares on January 18, 2011, and the redemption of the remaining shares and the payment of accumulated dividends on January 31, 2011. As a result, we did not have preferred stock dividends after January 2011.

Net income attributable to common stockholders

Our net income attributable to common stockholders for the six months ended June 30, 2012 was $26.2 million as compared to $49.1 million for the six months ended June 30, 2011, for the reasons described above.

Year ended December 31, 2011 compared to year ended December 31, 2010

The following table presents our consolidated results of operations for the years ended December 31, 2011 and 2010.

	Years ended December 31,		% Increase/ (Decrease)
	2011	2010

		(in thousands)
Net sales	$1,194,953	$1,103,799	8.3%
Cost of goods sold	925,052	866,761	6.7%

Gross profit	269,901	237,038	13.9%
Selling, general and administrative expenses	139,685	127,405	9.6%
Intangible assets impairment charges	5,600	—	*
Restructuring and other charges	3,572	3,963	(9.9)%

Operating income	121,044	105,670	14.5%
Interest expense	30,900	46,739	(33.9)%
Loss on extinguishment of debt	—	19,403	*

Income before income taxes	90,144	39,528	128.1%
Income tax expense	14,813	18,337	(19.2)%

Net income	75,331	21,191	255.5%
Less net income attributable to noncontrolling interest	3,445	4,273	(19.4)%

Net income attributable to Remy International, Inc.	71,886	16,918	324.9%
Preferred stock dividends	(2,114)	(30,571)	(93.1)%
Loss on extinguishment of preferred stock	(7,572)	—	*

Net income (loss) attributable to common stockholders	$62,200	$(13,653)	555.6%

*	Not meaningful

Net sales

Net sales increased by $91.2 million, or 8.3%, to $1.2 billion for the year ended December 31, 2011, from $1.1 billion for the year ended December 31, 2010. A majority of the increase was due to volume of sales to existing and some new customers. Increased unit volume accounted for $64.0 million of the increase over 2010, while product mix and pricing contributed an additional $27.2 million to the increase.

Net sales of new starters and alternators to OEMs in the year ended December 31, 2011 increased in both light vehicle and commercial vehicle products. Net sales of light vehicle starters and alternators to OEMs were $426.4 million in 2011, a $30.5 million, or 7.7%, increase over $395.9 million in 2010. Net sales of commercial vehicle starters and alternators to OEMs were $292.4 million in 2011, a $49.8 million, or 20.5%, increase over $242.6 million in 2010. Our sales in these categories continued to outpace the growth in new vehicle production due in part to market share gains by us with OEMs and by the vehicles for which we supply products. We also benefitted from an increase in vehicle sales by GM, Hyundai and other makers for which we supply products that resulted from the slowdown in production by their Japanese competitors in 2011 due to the Japan tsunami. We expect the Japanese competitors will take back their market share in 2012. In addition, certain GM programs ended in late 2011, slowing our growth in net sales. We have been selected for future GM programs that have not yet started. Our sales of commercial vehicle products to OEMs were also higher due to an unusual volume of our products sold to their OES operations as a result of the unusually harsh winter weather in late 2010 and the first quarter of 2011 and due to an increase in freight miles driven, both of which increased the replacement rate. We also sold $25.5 million of hybrid electric motors to OEMs in 2011, as compared to $38.2 million in 2010. The decrease of $12.7 million was due mainly to the termination of production of the Daimler/BMW hybrid program in Europe during 2010 and decreased sales of the light-duty hybrid trucks and heavy-duty hybrid buses in North America during 2011.

Net sales of light vehicle products to aftermarket customers were $330.5 million in 2011, a $23.5 million, or 7.7%, increase from $307.0 million in 2010, despite competitive pressures and other external factors, such as the improving economy and higher gas prices. Our retailer sales included an unusually high level of inventory replenishment in the first half of 2011. Sales to our retailer customers also benefitted from their continued market share gains. Net sales of starters and alternators for commercial vehicles to aftermarket customers were $79.5 million in 2011, a decrease of $1.0 million, or 1.2% from $80.5 million in 2010.

Net sales of remanufactured locomotive power trains and multiline products, which consist of a small volume of remanufactured steering gear and brake calipers we sell in Europe to aftermarket customers, were $40.7 million in 2011, a $1.1 million, or 2.8% increase from 2010.

Foreign currency translation had a net favorable impact on net sales of $18.6 million in 2011 compared to 2010. This favorable impact was due mainly to the weakening of the U.S. dollar in relation to the South Korean Won, the Euro, the Chinese Renminbi, and the Brazilian Real.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold increased $58.3 million, or 6.7%, to $925.1 million in 2011 from $866.8 million in 2010. Cost of goods sold as a percentage of net sales decreased during 2011 to 77.4% from 78.5% for 2010. The decrease is due in part to a commodity hedge gain of $6.7 million recorded in 2011 as compared to a $2.0 million gain in 2010, as well as a $7.3 million gain related to a settlement with an OE customer and an insurance settlement, both recorded in 2011. In addition, we recorded an additional warranty expense of $11.6 million related to a change in warranty estimate and a specific quality issue during 2010. Excluding the $7.3 million impact of the settlements in 2011 and the $11.6 million warranty expense in 2010, our cost of goods sold would have been 78.0% of net sales for 2011 compared to 77.5% of net sales for 2010. The increase in our cost of goods sold as a percentage of net sales in 2011 is due primarily to increased commodity prices, partially offset by a decrease in overhead costs due to continued efficiencies and cost control. We incurred increased spending on commodities (excluding rare earth metals) of $33.9 million in 2011 compared to 2010. Of this increase, $24.0 million was due to higher prices and $9.9 million was from increased volume.

Gross profit

As a result of the above, gross profit as a percentage of sales improved to 22.6% for 2011 from 21.5% for 2010.

Selling, general and administrative expenses

For 2011, selling, general and administrative expenses, or SG&A, were $139.7 million, which represents an increase of $12.3 million, or 9.6%, from SG&A of $127.4 million for 2010. The increase is primarily related to increased investments in engineering resources, particularly related to hybrid technology, and legal expenses related to a successful International Trade Commission claim we brought to protect our patented technology.

Intangible asset impairment charge

For 2011, intangible asset impairment charge was $5.6 million relating to a defined-life intangible trade name. In 2011, that trade name was fully impaired as a result of revenue generated by the products sold under our trade name being shifted to products sold under one of our customer’s private label brand.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, decreased by $0.4 million, or 9.9%, to $3.6 million for 2011, compared to $4.0 million for 2010.

Interest expense, net

Interest expense decreased by $15.8 million to $30.9 million for 2011, as compared to $46.7 million for 2010. Interest expense on long-term borrowings was $15.4 million lower in 2011 than in 2010 due to lower amounts borrowed, and a lower interest rate, on our term loan and revolving credit facility when compared to the outstanding amounts on, and rates under, our prior debt facilities.

Income taxes

Tax expense decreased by $3.5 million from $18.3 million for 2010 to $14.8 million for 2011. This decrease was due to a higher proportion of our overall taxable income in 2011 being earned in the U.S. where we reduced the corresponding valuation allowances to offset the related tax expense.

Preferred stock dividends

Preferred stock dividends for 2011 were $2.1 million compared to $30.6 million for 2010 due to an exchange of 48,004 shares on January 18, 2011 for common shares and the redemption of the remaining preferred shares and the payment of accumulated dividends on January 31, 2011. As a result, we did not have preferred stock dividends after January 2011.

Net income (loss) attributable to common stockholders

Our net income (loss) attributable to common stockholders for 2011 was $62.2 million as compared to $(13.7) million for 2010, for the reasons described above.

Year ended December 31, 2010 compared to year ended December 31, 2009

The following table presents our consolidated results of operations for the years ended December 31, 2010 and 2009.

	Year ended December 31,		% Increase/ (decrease)
	2010	2009

	(in thousands)
Net sales	$1,103,799	$910,745	21.2%
Cost of goods sold	866,761	720,723	20.3%

Gross profit	237,038	190,022	24.7%
Selling, general, and administrative expenses	127,405	101,827	25.1%
Intangible asset impairment charges	—	4,000	(100.0)%
Restructuring and other charges	3,963	7,583	(47.7)%

Operating income	105,670	76,612	37.9%
Interest expense	46,739	49,534	(5.6)%
Loss on extinguishment of debt	19,403	—	*

Income before income taxes	39,528	27,078	46.0%
Income tax expense	18,337	13,018	40.9%

Net income	21,191	14,060	50.7%
Less net income attributable to noncontrolling interest	4,273	3,272	30.6%

Net income attributable to Remy International, Inc.	16,918	10,788	56.8%
Preferred stock dividends	(30,571)	(25,581)	19.5%

Net loss attributable to common stockholders	$(13,653)	$(14,793)	(7.7)%

*	Not meaningful

Net sales

Net sales increased by $193.1 million, or 21.2%, to $1.1 billion for 2010, from $910.7 million for 2009. During the second quarter of 2009, we recognized a one-time sale of inventory in the amount of $35.5 million due to the restructuring of an agreement with a customer. Excluding this one-time sale in 2009, our 2010 net sales increased over 2009 by $228.5 million, or 26.1%. Increased unit volume accounted for $224.6 million of the increase over 2009, while product mix and pricing contributed an additional $4.0 million to the increase.

Our 2010 net sales increase was mainly due to increased sales of new starters and alternators to OEMs as vehicle production continued to increase due to inventory replenishment, vehicle incentive programs, and the improving economy. Net sales of light vehicle starters and alternators to OEMs were $395.9 million in 2010, a $138.0 million, or 53.5%, increase over $257.9 million in 2009. Net sales of commercial vehicle starters and alternators to OEMs increased $92.0 million, or 61.1%, to $242.6 million in 2010 from $150.6 million in 2009. Our sales in these categories increased faster than the growth in new vehicle production due to market share gains by us with OEMs and by the vehicles for which we supply products. We also sold $38.2 million of hybrid electric motors to OEMs in 2010, as compared to $42.7 million in 2009, due to a decrease in hybrid heavy-duty bus sales and the wind-down of a European hybrid electric motor customer program, which was partially offset by doubled sales of our products for hybrid light-duty application.

Net sales of light vehicle starters and alternators to aftermarket customers were $307.0 million in 2010, a $32.0 million, or 9.4% decrease from $339.0 million in 2009. Although we gained market share, our net sales did not increase due to pricing pressures and a one-time event in 2009. Net sales of commercial vehicle products to such customers decreased $4.5 million, or 5.3%, to $80.5 million in 2010 from $85.0 million in 2009 due to weaker sales in Europe.

Net sales of locomotive and multiline products to aftermarket customers were $39.6 million in 2010, a $4.0 million, or 11.2% increase from $35.6 million in 2009.

Foreign currency translation had a net favorable impact on net sales of $11.8 million due mainly to the weakening of the U.S. dollar in relation to the Euro, the South Korean Won and the Brazilian Real.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold for the fiscal year ended December 31, 2010 was $866.8 million compared to $720.7 million in the prior year. In 2009, we recognized cost of goods sold related to the one- time sale of inventory described above, partially offset by a non-cash gain arising out of the GM bankruptcy. Excluding these one-time items, cost of goods sold increased $159.1 million, representing an increase of 22.5%. The increase is primarily related to the increase in net sales and increased commodity prices for metals, partially offset by increased productivity due to restructuring efforts implemented in previous years.

Material costs represent the majority of our cost of goods sold and include raw materials, composed primarily of copper, steel, aluminum and purchased components. Material costs increased $85.2 million in 2010 over 2009, primarily due to the increased sales volume and higher commodity prices, which contributed $29.5 million of the increase. This increase in commodity prices was partially offset by increased scrap metal sales of $3.8 million in 2010 over 2009, and a commodity hedge gain of $2.0 million in 2010 as compared to zero in 2009.

Labor and overhead costs increased by $54.7 million compared to the prior year. The increase was primarily due to the higher sales volumes. Other factors favorably impacting labor and overhead costs were savings associated with our restructuring activities and continuous improvement initiatives.

Cost of goods sold in 2010 also included additional warranty expense in 2010 of $11.6 million. This increased warranty expense was related to quality issues with supplier products and a change in estimate.

Foreign currency translation had a net unfavorable impact on cost of goods sold of $8.6 million due mainly to the weakening of the U.S. dollar in relation to the Euro, the South Korean Won and the Brazilian Real.

Gross Profit

As a result of the above, gross profit in 2010 increased by $47.0 million, or 24.7%, to $237.0 million for 2010 from $190.0 million for 2009. Gross profit as a percent of net sales, or gross margin, was 21.5% for 2010 compared to 20.9% for 2009. Our gross profit in 2009 benefitted from the one-time events described above. Excluding these one-time items, our gross profit increased $69.4 million, or 41.4%, in 2010.

Selling, general and administrative expenses

In 2010, selling, general and administrative expenses, or SG&A, increased $25.6 million, or 25.1%, from $101.8 million in 2009 to $127.4 million in 2010. SG&A as a percent of net sales increased from 11.2% in 2009 to 11.5% in 2010. The increase was primarily related to investment in growth opportunities, including hybrid development and commercialization, new starter and alternator product introductions and China and North America market strategy analysis. It also included the final accrual of our performance based deferred cash incentive plan established in connection with our 2007 emergence from bankruptcy.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, decreased by $3.6 million, or 47.7%, to $4.0 million for 2010 compared to $7.6 million in 2009. Our restructuring efforts in 2010 were less extensive than in 2009 due to an improvement in general economic and industry conditions and the substantial realignments already completed in prior years. During 2010, our restructuring costs principally consisted of severance costs and a write-off of $2.3 million upon dissolving our former subsidiary in Poland. We have essentially completed the work necessary to streamline our operations and rationalize our cost base, and, as a result, in future periods any restructuring charges are expected to be nominal.

Interest expense, net

Interest expense decreased by $2.8 million, or 5.6%, to $46.7 million in 2010 from $49.5 million in 2009. The primary reasons for the decrease include our election of the cash interest option on our former third lien PIK term loan in 2010 and lower LIBOR and bank interest rates. These decreases were partially offset by expense related to our former interest rate swaps. Because the loans to which the interest rate swaps related were extinguished on December 17, 2010 in connection with the refinancing described below, we wrote off previously deferred losses on the swaps by recognizing $5.0 million as interest expense in the fourth quarter of 2010.

Loss on extinguishment of debt

We recognized a loss of $(19.4) million in 2010 consisting of a call premium, bank fees and the write-off of capitalized debt issuance costs in connection with the refinancing of our former term loans and revolver. There was no such charge in 2009.

Income taxes

Tax expense increased by $5.3 million from $13.0 million in 2009 to $18.3 million in 2010. This increase was due to a combination of higher pre-tax income and reserves for uncertain tax positions.

Noncontrolling interests

Net income attributable to noncontrolling interests in 2010 was $4.3 million, an increase of $1.0 million, or 30.6%, over $3.3 million in 2009. This increase was due to the improved profitability of our Chinese joint venture.

Preferred stock dividends

Preferred stock dividends in 2010 were $30.6 million compared to $25.6 million in 2009, with the increase due to the continued accrual of unpaid dividends in 2010. All of our preferred stock was retired in January 2011.

Net loss attributable to common stockholders

Our net loss attributable to common stockholders in 2010 was $(13.7) million as compared to $(14.8) million in 2009, for the reasons described above.

Liquidity and capital resources

Our cash requirements generally consist of working capital, capital expenditures, research and development programs, and debt service. We intend to use the net proceeds of this offering for general corporate purposes, which may include debt reduction, acquisition of one or more companies or businesses and product and geographic expansion.

Our primary sources of liquidity are cash flows generated from operations and the various borrowing and factoring arrangements described below, including our revolving credit facility and government grants. We actively manage our working capital and associated cash requirements and continually seek more effective use of cash.

We believe that cash generated from operations, together with the amounts available under financing arrangements discussed below, as well as cash on hand, will be adequate to meet our liquidity requirements for at least the next twelve months. If we make a large acquisition or engage in certain other strategic transactions, we would need to enter into additional borrowing arrangements or obtain additional equity capital. No assurance can be given that such funds would be available to us at such time.

As of June 30, 2012, we had cash and cash equivalents on hand of $73.6 million representing an $(18.1) million decrease compared to the $91.7 million cash and cash equivalents on hand as of December 31, 2011. Cash and cash equivalents as of December 31, 2011 represented an increase of $54.2 million over $37.5 million on hand at December 31, 2010. Total liquidity as of June 30, 2012, including cash on hand and availability under financing arrangements, was $176.8 million.

Cash flows

The following table shows the components of our cash flows for the periods presented:

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011	2010	2009

			(in thousands)

Net cash provided by (used in):
Operating activities before changes in operating assets and liabilities	$47,494	$79,495	$118,577	$33,556	$60,153
Changes in operating assets and liabilities	(43,339)	(55,813)	(49,030)	7,302	12,516

Operating activities	4,155	23,682	69,547	40,858	72,669
Investing activities	(12,392)	(8,271)	(18,981)	(15,013)	(5,826)
Financing activities	(9,481)	13,968	6,857	(18,629)	(54,584)

Cash flows-Operating activities

Cash provided by operating activities was $4.2 million and $23.7 million for the six months ended June 30, 2012 and 2011, respectively. The decrease in operating cash flows was primarily a result of the decrease in net income as discussed above.

Cash provided by operating activities was $69.5 million and $40.9 million for the years ended December 31, 2011 and 2010, respectively. The most significant change in operating activities for 2011 compared to 2010 was the payment of the accrued interest on our third-priority floating rate secured PIK notes in 2010.

Cash provided by operating activities for 2010, was $40.9 million, as compared to $72.7 million for 2009. Cash provided by operating activities before changes in operating assets and liabilities decreased by $26.6 million primarily due to the payment of the accrued interest on the PIK Notes as explained above, which was accrued but not paid in 2009. One-time items in 2009 increased cash provided by operating activities.

During 2011, changes in operating assets and liabilities resulted in a negative cash flow of $(49.0) million, primarily related to payment of the annual and deferred compensation bonus plans of $10.2 million and a $20.5 million increase in intangible assets related to customer contracts and intellectual property. During 2010 and 2009, we generated positive cash flow from changes in operating assets and liabilities of $7.3 million and $12.5 million, respectively. The primary reason for the lower amount in 2010 was an increase in inventory levels at the end of 2010 in response to higher demand, resulting in higher accounts receivable and inventory balances at December 31, 2010 as compared to 2009. We manage our working capital by monitoring key metrics principally associated with inventory, accounts receivable and accounts payable.

Cash flows-Investing activities

Cash used in investing for the six months ended June 30, 2012 was $(12.4) million, an increase in cash used of $4.1 million compared to the six months ended June 30, 2011. The increase was primarily due to an increase in purchases of property, plant and equipment.

Cash used in investing activities for the year ended December 31, 2011 was $4.0 million higher than in 2010, consisting primarily of increased purchases of property, plant and equipment.

Cash used by investing activities for 2010, was $(15.0) million as compared to $(5.8) million for 2009. During 2009, our capital expenditures were lower than our usual investing levels in response to the decrease in sales experienced at the end of 2008. As our sales and operating results rebounded in late 2009 and in 2010 and 2011, we were able to resume our usual investing activities during 2010 and 2011.

The increase in cash used in 2011 and 2010 was primarily a result of purchases of equipment and related engineering costs due to new product introductions, and investments in new technology. The increased use of cash in 2011 and 2010 was partially offset by $2.2 million and $4.1 million, respectively, in funds provided under the DOE grant for investments in hybrid technology assets described earlier. In 2010, we also received a $0.7 million grant from the Mexican government. The 2009 amount was net of $6.0 million in proceeds from the sale of assets in 2009.

Cash flows-Financing activities

Cash provided by (used in) financing activities for the six months ended June 30, 2012 was $(9.5) million, representing a $23.4 million decrease over the $14.0 million for the six months ended June 30, 2011. This decrease is largely due to the $39.9 million net proceeds generated from the common stock rights offering, less preferred stock redemption and dividends, that occurred in January 2011, and an increase of $7.0 million in payments on long term debt in 2012 as compared to 2011. This was partially offset by an increase in short term debt of $1.8 million for the six months ended June 30, 2012 as compared to a cash payment of $22.0 million in the six months ended June 30, 2011.

Cash provided by financing activities for the year ended December 31, 2011 was $6.9 million representing a $25.5 million increase over the $(18.6) million cash used in financing activities for the year ended December 31, 2010.

The most significant change in financing activities consisted of the net proceeds from the common stock rights offering explained above. Cash used by financing activities for the year ended December 31, 2010, was $(18.6) million, as compared to $(54.6) million for the year ended December 31, 2009. The principal activities in 2010 were the refinancing of our debt during the fourth quarter, including payment of associated fees and expenses, causing an increase in our revolver balance as of December 31, 2010.

Financing arrangements

By the end of January 2011, we had completed a series of transactions focused on improving the strength and flexibility of our capital structure. As a result of these transactions, we significantly extended and consolidated our debt maturities, reduced our future interest payments and eliminated substantial preferred stock obligations.

Revolving credit facility

On December 17, 2010, we entered into an asset-based revolving credit facility, replacing our previous senior secured revolving credit facility. The revolving credit facility bears interest, varying with the level of available borrowing, at our election at either (i) a base rate plus 1.00%-1.50% per annum or (ii) at an applicable LIBOR rate plus 2.00%-2.50% per annum. The base rate is defined as the greatest of (x) the weighted average of the overnight federal funds rate over the relevant period plus 0.50%; (y) the three-month LIBOR plus 1.00%; and (z) the “prime rate” announced by Wells Fargo from time to time. All amounts outstanding under the revolving credit facility must be repaid by December 17, 2015. The facility is secured by a first priority lien on our domestic accounts receivable and inventory and a second priority lien on the stock of our subsidiaries and substantially all our domestic assets other than accounts receivable and inventory. The facility permits us to borrow an amount based on the amount of pledged collateral, subject to an overall limit of $95.0 million of borrowings.

At June 30, 2012, the outstanding revolver balance was zero. Based upon the collateral supporting the ABL, the amount borrowed, and the outstanding letters of credit of $2.9 million, there was additional availability for borrowing of $87.6 million on June 30, 2012. The ABL agreement matures on December 17, 2015.

Term loan

In December 2010, we also entered into a $300.0 million term B loan, which we refer to as our term loan, with a syndicate of lenders. Our term loan is secured by a first priority lien on the stock of our subsidiaries and substantially all our domestic assets other than accounts receivable and inventory pledged under our revolving credit facility and a second priority lien on our domestic accounts receivable and inventory. The term loan bears interest at a rate consisting of LIBOR (subject to a floor of 1.75%) plus 4.5% per annum, and matures on December 17, 2016. Principal payments in the amount of $0.8 million are due at the end of each calendar quarter with termination and final payment no later than December 17, 2016. At June 30, 2012, the interest rate on the term loan, prior to the effect of the interest rate swaps described below, was 6.25%.

The term loan contains various restrictive covenants, which include, among other things: (i) a maximum leverage ratio, decreasing over the term of the facility; (ii) a minimum interest coverage ratio, increasing over the term of the facility; (iii) limitations on capital expenditures; (iv) mandatory prepayments upon certain asset sales and debt issuances; (v) requirements for minimum liquidity; and (vi) limitations on the payment of dividends in excess of a specified amount. The term loan also includes events of default customary for a facility of this type, including a cross-default provision under which the lenders may declare the loan in default if we (i) fail to make a payment when due under any debt having a principal amount greater than $5.0 million or (ii) breach any other covenant in any such debt as a result of which the holders of such debt are permitted to accelerate its maturity.

We used the proceeds from our term loan, together with borrowings under our revolving credit facility and cash on hand, to repay all outstanding amounts under our former term loans. Our former term loans are described in Note 11 to our 2011 consolidated financial statements included elsewhere herein.

In connection with our term loan, we entered into interest rate swaps under which we pay interest at 3.345% on a notional amount of $150.0 million and receive interest on such amount at LIBOR. Such swaps mature on December 31, 2013. After giving effect to these swaps, the average borrowing rate on our term loan as of June 30, 2012 was 7.07%.

Assuming the refinancing of our prior term loans had been completed as of December 31, 2009 and our term loan and the related interest rate swaps had been in effect since that date, our interest expense in 2010 would have been $14.7 million lower than reflected in our results of operations for 2010.

Non-U.S. borrowing arrangements

In addition to the foregoing facilities, we also maintain local borrowing arrangements to fund the working capital requirements of our non-U.S. businesses. For our South Korean operations, we have revolving credit facilities with three South Korean banks with a total facility amount of $13.0 million, of which $9.5 million was borrowed at average interest rates of 4.88% at June 30, 2012. In Hungary, we have a revolving credit facility and a note payable with two separate banks for total credit facilities of $4.4 million, of which $3.3 million was borrowed at average interest rates of 2.88% at June 30, 2012. In Belgium we have revolving loans with two banks for a credit facility of $3.5 million, with no borrowings at June 30, 2012. In China, we have revolving credit facilities with two banks for $3.2 million with $3.1 million borrowed at average interest rates of 7.87% at June 30, 2012.

Factoring agreements

We have also entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These transactions are accounted for as a reduction in accounts receivable because the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any factored accounts after the factoring has occurred. We utilize factoring arrangements as an integral part of our financing. The aggregate gross amount factored under these facilities was $173.6 million as of June 30, 2012 and $204.5 million as of December 31, 2011. The cost of factoring such accounts receivable for the six months ended June 30, 2012 and 2011, and for the years ended December 31, 2011, 2010 and 2009 was $2.4 million, $3.6 million $6.5 million, $6.8 million and $7.7 million, respectively.

Capital stock transactions

In January 2011, we completed a common stock rights offering in which eligible stockholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11.00 per share. The total proceeds to us were $217.0 million, consisting of $123.4 million in cash proceeds and the delivery to us of 48,004 shares of our Series A and Series B preferred stock, having a total liquidation preference and accrued dividends of $93.5 million, which shares were exchanged for common stock in lieu of cash payment. The cash proceeds from the rights offering were used to pay the accrued dividends on the preferred stock that remained outstanding after the offering and to redeem the remaining preferred shares, with the remainder used to repay borrowings under our revolving credit agreement and for general corporate purposes.

Contractual obligations

Our long-term contractual obligations as of December 31, 2011 are shown in the following table:

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

	(in thousands)
Long-term debt(2)	$297,000	$9,933	$6,000	$281,067	$—
Capital lease obligations	2,496	335	547	611	1,003
Customer obligations(3)	21,565	7,939	13,626	—	—
Operating leases	14,289	5,730	5,667	2,384	508
Pension and other post retirement benefits funding(4)	15,487	3,569	6,125	5,793	—
Other	2,899	970	1,929	—	—

Total contractual cash obligations	$353,736	$28,476	$33,894	$289,855	$1,511

(1)	Possible payments of $4.6 million related to unrecognized tax benefits are not included in the table because management cannot make reasonable reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 16 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Excludes original issue discount.

(3)	Customer obligations relate to liabilities when we enter into new or amend existing customer contracts. These contracts designate us to be the exclusive supplier to the respective customer, product line or distribution center and require us to compensate these customers over several years for store support. We have also entered into arrangements with certain customers under which we purchased the cores held in their inventory. Credits to be issued to these customers for these arrangements are recorded at net present value and are reflected as customer obligations.

(4)	We sponsor defined benefit pension plans that cover a significant portion of our U.S. employees and certain U.K. employees. These plans for U.S. employees were frozen in 2006. Our funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. In 2012, we expect to contribute approximately $3.2 million to our U.S. pension plans and nothing to the U.K. pension plan. Estimated pension and other benefit payments are based on the current composition of pension plans and current actuarial assumptions. Pension funding will continue beyond year five. However, estimated pension funding is excluded from the table after year five. See Note 17 to our consolidated financial statements included elsewhere in this prospectus for the funding status of our pension plans and other postretirement benefit plans at December 31, 2011.

Contingencies

For information concerning various claims, lawsuits and administrative proceedings to which we are subject, see “Business-Legal proceedings.”

We also have liabilities recorded for various environmental matters. As of December 31, 2011, we had reserves for environmental matters of $1.0 million. We expect to pay approximately $0.3 million in 2012 in relation to these matters. See “Business-Environmental regulation.”

Off-Balance sheet arrangements

We do not have any material off-balance sheet arrangements.

Accounting pronouncements

For a discussion of certain pending accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Critical accounting policies and estimates

Our accounting policies, including those described below, require management to make significant estimates and assumptions using information available at the time the estimates are made. Actual amounts could differ significantly from these estimates. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. We believe the following are the critical accounting policies that currently affect our consolidated financial position and results of operations.

Accounting for remanufacturing operations

Core Assets

Remanufacturing is the process where failed or used components, commonly known as cores, are disassembled into subcomponents, cleaned, inspected, combined with new subcomponents and reassembled into saleable, finished products which are tested to meet OEM requirements. We receive cores from our customers under two principal types of arrangements. First, with some of our aftermarket customers, when we sell a finished product to the customer, we receive a “core deposit” from the customer in cash in respect of the core contained in the finished product. The customer may then receive a refund of this core deposit if it returns a core to us, although it is not obligated to do so. Our customers receive cores from their own customers (for example, a consumer in a retail store, who can receive cash back if he returns the failed starter or alternator to the store). Most of the time in these arrangements, our customers return a core to us to receive a refund. In the second type of arrangement, we do not charge a core deposit. Instead, our agreement with the customer requires the customer to deliver us a used core for every finished product we sell them. If they do not return a core to us within a specified period, they must pay us in cash for the unreturned core.

When we receive a core from a customer in either type of arrangement, or when we purchase cores from third party core vendors (as we sometimes do when, for example, we have a shortage of certain types of cores), we record the value of the core as an asset in our core inventory at the lower of cost or fair market value. The value of a core declines over its estimated useful life and is devalued accordingly.

We also recognize assets which we call “core rights of return” prior to the actual return of cores under the second type of arrangement described above, as well as under arrangements we have sometimes made with customers to purchase certain cores held in their inventory (again, prior to any delivery of the cores to us). We sometimes enter into these purchase arrangements when we acquire a new customer or expand our product offerings with a customer, to enable the customer to buy its way out of its existing core return obligations to the former vendor. The core return right assets are recorded based on known units that are the subject of the arrangements and are valued based on the underlying core inventory values.

Carrying values for core inventory and core rights of return are evaluated by comparing current core prices obtained from core brokers to the recorded values of our core assets. The devaluation of core carrying value is reflected as a charge to cost of goods sold. In determining the estimate of core devaluation, we make assumptions regarding future demand for remanufactured product in the aftermarket. If the core held in inventory or subject to the right of return is deemed to be obsolete or in excess of current and future projected demand, it is written down and charged to cost of goods sold. If actual market conditions are less favorable than those projected, reductions in the value of inventory and core return rights may be required. Core inventory and core return right assets were $28.1 million and $30.2 million, respectively, at June 30, 2012.

Core Liabilities

When we collect a deposit on the sale of a core as described above, our customers have the right to return a core to us for the return of their deposit. As a result, we also record a liability upon such sale based on core units expected to be returned to us. This liability is an amount equal to the deposit less the estimated value in our inventory of the core to be returned. We adjust this “core liability” based on customer return trends and consideration of current inventory values. Actual customer returns that exceed our estimates and reductions in core inventory values could each result in changes to our estimate of core liabilities. Core liabilities were $8.3 million at June 30, 2012. We generally limit the number of cores returned by customers to the number of similar remanufactured cores previously shipped to each customer.

Valuation of long-lived assets

When events or circumstances indicate a potential impairment to the carrying value, we evaluate the carrying value of long-lived assets, including certain intangible assets, for recoverability through an undiscounted cash flow analysis. When such events or circumstances arise which indicate the long-lived asset is not recoverable, fair market value is determined by asset, or the appropriate grouping of assets, and is compared to the asset’s carrying value to determine if impairment exists. Asset impairments are recorded as a charge to operations, based on the amount by which the carrying value exceeds the fair market value.

Goodwill and intangible assets

Goodwill represents the excess of the reorganization value assigned by the Bankruptcy Court upon our emergence from bankruptcy on December 6, 2007, over the net assets’ fair value as determined in accordance with FASB Accounting Standards Codification, or ASC, ASC Topic 852, Reorganizations. The balance at June 30, 2012 was $271.4 million, or 26.5% of total consolidated assets. Indefinite-lived intangible assets, consisting of trade names, were stated at estimated fair value as a result of fresh-start reporting, and have a carrying value of $48.2 million as of June 30, 2012.

In accordance with ASC 350, Intangibles-Goodwill and Other, we perform impairment testing of goodwill and indefinite-lived intangible assets on at least an annual basis. To test goodwill for impairment, we estimate the fair value of each reporting unit and compare the fair value to the carrying value. If the carrying value exceeds the fair value, then a possible impairment of goodwill exists and requires further evaluation. Fair values are based on guideline company multiples and the cash flows projected in the reporting units’ strategic plans and long-range planning forecasts, discounted at a risk-adjusted rate of return. The projected profit margin assumptions included in the plans are based on the current cost structure, anticipated price givebacks provided to our customers and cost reductions/increases. If different assumptions were used in these plans, the related cash flows used in measuring fair value could be different and impairment of goodwill might be required to be recorded.

Based on the results of the annual impairment review in the fourth quarter of 2011, we determined that the fair value of each of our reporting units with goodwill significantly exceeded the carrying value of the assets. A hypothetical 10% decrease to the fair value of each our reporting units with goodwill would not have triggered an impairment of goodwill. Impairment of goodwill may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. There have been no such indications of impairment since we performed our annual impairment review in the fourth quarter of 2011.

For our indefinite-lived intangible assets, our fair value analysis was based on a relief from royalty methodology utilizing the projected future revenues, and applying a royalty rate based on similar arm’s length licensing transactions for the related margins. In 2009, we wrote down the value of a trade name by $4.0 million because of declines in expected future revenues to be generated under the name. As a result of a change in economic conditions, in 2010 we reassessed the useful life of this trade name which previously had an indefinite life. On December 31, 2010, we assigned a 10-year useful life to this trade name, which had a value at that date of $6.0 million. In the third quarter of 2011, we fully impaired this defined-life intangible trade name by $5.6 million. The impairment was the result of revenue generated by the products sold under this trade name being shifted to products sold under our customer’s private label brand.

Definite-lived intangible assets have been stated at estimated fair value as a result of fresh-start reporting. The values of other intangible assets with determinable useful lives are amortized on a basis to reflect the pattern of economic benefit consumed. Certain amortization of intangibles associated with specific aftermarket customers is recorded as a reduction of sales.

See Note 7 to our consolidated financial statements included elsewhere in this prospectus for further information on goodwill and other intangible assets.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management’s estimates of product failure rates, customer eligibility and the costs of repair or exchange. The specific terms and conditions of the warranties vary depending upon the customer and the product sold. The allowance is recorded when revenues are recognized upon sale of the product. If product failure rates, our customers’ return policies regarding their customers’ returns or the cost of repair or exchange of returned items differ adversely from those assumed in management’s estimates, revisions to the estimated warranty liability may be required, which could have an adverse effect on our financial results and condition. We recorded a warranty provision of $20.3 million and $45.6 million in our results of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011, respectively, and our balance in accrued warranty was $31.5 million and $30.3 million as of June 30, 2012 and December 31, 2011, respectively.

Valuation allowances on deferred income tax assets

The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and, therefore, the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered by management in its determination of the probability of the realization of the deferred tax assets include but are not limited to the following: recent adjusted historical financial results, historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence that is objective and verifiable, such as cumulative losses in recent years. The Company utilizes a rolling 12 quarters of pre-tax book results adjusted for significant permanent book to tax differences as a measure of cumulative results in recent years. When our analysis indicates that we have cumulative three year losses on this basis, this is considered significant negative evidence, which is difficult to overcome. However, the three year loss position is not solely determinative, and, accordingly, management considers all other available positive and negative evidence in its analysis. Despite recent improvement in financial results, both in the U.S. and certain foreign jurisdictions, management concluded that the weight of negative evidence continued to outweigh the positive evidence as of June 30, 2012. Accordingly, the Company continued to maintain a valuation allowance related to the net deferred tax assets in the United States and certain foreign jurisdictions through June 30, 2012.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in the Company’s effective tax rate. The Company intends to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized. If operating results improve or deteriorate on a sustained basis, the Company’s conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

As part of the review in determining the need for a valuation allowance, we assess the potential release of existing valuation allowances. In performing our analysis during the third quarter of 2012, management concluded that the weight of positive evidence outweighed the negative evidence. During the third quarter of 2012, we have reached the conclusion that the net deferred tax asset in the United States is more likely than not to be utilized. As such, the valuation allowance previously recorded against the net deferred tax assets in the United States has been reversed during the third quarter of 2012. As of June 30, 2012, the U.S. valuation allowance was approximately $90.8 million. The release of the U.S. valuation allowance will have a significant impact on net income in the third quarter of 2012.

Stock-based compensation

We recognize compensation expense for restricted stock awards over the requisite service period based on the grant date fair value. In the past, there has not been an active, viable market for our common stock. Accordingly, except as described below with respect to restricted stock grants in January 2011, we have used a calculated per share value to determine the value of our restricted stock awards. Where we have calculated a per share value, the calculation makes certain assumptions related to risk-free interest rates and volatility, which are significant factors used to determine each award’s fair value and the amount of compensation expense recognized. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the awards, we may have to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to directors or employees or we assume unvested equity awards in connection with acquisitions.

We granted restricted stock awards in 2007, 2008, 2011 and 2012 with grant prices between $3.00 and $17.50 per share. No single event caused the valuation of our common stock to increase or decrease from December 6, 2007 to February 24, 2012. Rather it has been a combination of various factors that led to the changes in the fair value of the underlying common stock.

We granted 1,054,544 shares of restricted stock and 30,000 restricted stock units on January 4, 2011. Our board of directors determined the fair value of our common stock to be $11.00 per share as of January 4, 2011. In January 2011, we completed a common stock rights offering in which eligible shareholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11.00 per share. We based this valuation primarily on the $11.00 per share price offered in this rights offering. Since the shares sold in this rights offering were not freely tradable at issuance, the offering price includes a discount for lack of marketability, and we determined that this price approximates fair value as of the grant date.

We granted 491,430 shares of restricted stock and 16,285 restricted stock units on February 24, 2012. Our board of directors determined the fair value of our common stock to be $17.50 per share as of February 24, 2012. The price of our stock is quoted in the OTC Pink Sheets. The $17.50 share price represents the average closing stock price for our stock over the 90 days prior to the grant date. Because trading is limited, our board of directors believed the average price over a period of time was more representative of value than closing price on a specific date, and further believes this price approximates fair value as of the grant date.

Quantitative and qualitative disclosures about market risks

Our primary market risk arises from fluctuations in foreign currency exchange rates, interest rates and commodity prices. We manage foreign currency exchange rate risk, interest rate risk and commodity price risk by using various derivative instruments. We do not use these instruments for speculative or trading purposes. If we did not use derivative instruments, our exposure to these risks would be higher. We are exposed to credit loss in the event of nonperformance by the counterparties to these derivative financial instruments. We attempt to manage this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that we expect will fully satisfy their obligations under the contracts. However, given recent disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of some financial institutions, the financial institutions with whom we contract may not be able to fully satisfy their contractual obligations.

Foreign currency exchange rate risk

We use derivative financial instruments to manage foreign currency exchange rate risks. We use forward contracts and, to a lesser extent, option collar transactions to protect our cash flow from adverse movements in exchange rates. We review foreign currency exposures monthly, and we consider any natural offsets before entering into a derivative financial instrument. See Note 4 to our consolidated financial statements for further information on outstanding foreign currency contracts as of December 31, 2011 and 2010.

Interest rate risk

We are subject to interest rate risk in connection with the issuance of variable-rate debt. To manage interest costs and as required by our loan covenants, we use interest rate swap agreements to exchange variable-rate interest payment obligations for fixed rates for a period of three years. Our exposure to interest rate risk arises primarily from changes in LIBOR. As of December 31, 2011, approximately 99.2% of our total debt was at variable interest rates (or 51.9%, when considering the effect of the interest rate swaps), as compared to 99.1% (or 55.8%, when considering the effect of the interest rate swaps) as of December 31, 2010.

Commodity price risk

Our production processes depend on the supply of certain components whose raw materials are exposed to price fluctuations on the open market. We enter into commodity price forward contracts primarily to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly in an effort to maximize the overall effectiveness of these forward contracts. The principal raw material whose price we hedge is copper. We use forward contracts to mitigate commodity price risk associated with raw materials, generally related to purchases we forecast for up to twelve months in the future. We also purchase certain commodities during the normal course of business.

Sensitivity analysis

We use a sensitivity analysis model to calculate the fair value, cash flows or statement of operations impact that a hypothetical 10% change in market rates would have on our debt and derivative instruments. For derivative instruments, we use applicable forward rates in effect as of December 31, 2011 to calculate the fair value or cash flow impact resulting from this hypothetical change in market rates. The analysis also does not reflect any potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed. The results of the sensitivity model calculations follow:

	Assuming a 10% increase in rates	Assuming a 10% decrease in rates	Change in

	(in thousands)

Market Risk

Foreign Currency Rate Sensitivity:

Forwards(1)
Short US$	$(4,183)	$3,753	Fair Value
Long US $	$879	$(1,075)	Fair Value
Short EURO €	$(330)	$270	Fair Value
Short GBP £	$1	$(1)	Fair Value

Option Collars(1)
Short US$	$(4,522)	$7,409	Fair Value

Debt(2)
Foreign currency denominated	$(1,583)	$1,295	Fair Value

Interest Rate Sensitivity:

Debt
Variable rate	$(706)	$709	Fair Value

Swaps
Pay fixed/receive variable	*	*	Earnings

Commodity Price Sensitivity:

Forward contracts	$3,699	$(3,699)	Fair Value

(1)	Calculated using underlying positions assuming a 10% change in the value of the U.S. dollar vs. foreign currencies.

(2)	Calculated using a 10% change in the value of the foreign currency.

*	A hypothetical change in interest rates of 10% from the current spot rate would have an immaterial impact as increases or decreases in the swap liability would be offset by a corresponding increase or decrease in the asset value of our interest rate floor of 1.75%.

Business

Overview

We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non- discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,” “Remy” and “World Wide Automotive” brand names, as well as our customers’ well-recognized private label brand names. For the year ended December 31, 2011, we generated net sales of $1.2 billion, net income attributable to Remy International, Inc. of $71.9 million, net income attributable to common stockholders of $62.2 million and adjusted EBITDA of $172.4 million, representing 14.4% of our 2011 net sales. For the six months ended June 30, 2012, we generated net sales of $587.9 million, net income attributed to Remy International, Inc. of $26.2 million, net income attributed to common stockholders of $26.2 million and adjusted EBITDA of $78.1 million, representing 13.3% of our year to-date 2012 net sales.

Our principal products include starter motors, alternators and hybrid electric motors. Our starters and alternators are used globally in light vehicle, commercial vehicle, industrial, construction and agricultural applications. We also design, develop and manufacture hybrid electric motors that are used in both light and commercial vehicles including for construction, public transit and agricultural applications. These consist of both pure electric applications as well as hybrid applications, where our electric motors are combined with traditional gasoline or diesel propulsion systems. While the market for these systems is in early stages of development, our technology and capabilities are ideally suited for this growing product category.

We design and market products suited for both light and commercial vehicle applications. Our light vehicle products continue to evolve to meet the technological demands of increasing vehicle electrical loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise. Commercial vehicle applications are generally more demanding and require highly engineered and durable starters and alternators.

We sell new starters, alternators and hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new starters and alternators to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe and OEMs globally for the original equipment service, or OES, market. As a leading remanufacturer, we obtain used starters and alternators, which we refer to as cores, that we disassemble, clean, combine with new subcomponents and reassemble into saleable, finished products, which are tested to meet OEM requirements.

We have captured leading positions in many key markets by leveraging our global reach and established customer relationships. We hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators, based on production volume for 2010 published by Power Systems Research. Management believes we are the leading non-OEM producer of hybrid electric motors in North America. We maintain the number 3 position in the European aftermarket for remanufactured starters and alternators based on production volume for 2010 published by IHS Global Insight. According to IHS Global Insight, we hold the number 1 position in South Korea for light vehicle starters based on 2010 data. We hold the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators based on production volume for 2010 published by Power Systems Research, both of which are key growth markets.

We believe there are benefits to serving both original equipment, or OE, and aftermarket customers. Our OE business is driven primarily by new vehicle production. Aftermarket demand is more stable given that our aftermarket products are used for non-discretionary repairs. We believe aftermarket demand increases in periods of decreasing OEM sales volumes as customers look to extend the service lives of their existing vehicles by purchasing aftermarket replacement parts rather than new vehicles. This increased aftermarket demand partially mitigates the variability of our net sales. Our aftermarket and remanufacturing knowledge regarding product reliability allows us to regularly update and enhance new product specifications in our OE and new-build aftermarket businesses. Our expertise in OE product design allows us to bring components to the aftermarket quickly and efficiently, which enhances our brands, giving us a competitive advantage.

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 12 primary manufacturing and remanufacturing facilities are located in seven countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia. We have only two manufacturing facilities in the United States, which support a portion of our hybrid electric motor assembly and our locomotive remanufacturing operations. Neither of these two U.S. manufacturing facilities is unionized. Our low-cost strategy results in direct labor costs of less than 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize costs to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment.

We sell our products globally through an extensive distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships directly with global OEMs, OE dealer networks, commercial vehicle fleets, North American retailers and warehouse distributors around the world. We have a broad customer base, as illustrated below.

We enhance our technology and expand our product lines by investing in new product development and ongoing research. Our OE customers continue to increase their requirements for power, durability and reliability, as well as for increased fuel-efficiency and mechanical and electrical noise reduction. We have over 337 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Over the three years ending December 31, 2011, we have invested $55.8 million to support both product and manufacturing process improvements. Our 110 years of expertise in rotating electrical components led to the development of our hybrid electric motor capabilities, a natural extension of our products. We have invested approximately $82.9 million since 2001 in these efforts, including our industry-leading High Voltage Hairpin, or HVH, electric motor technology, light vehicle hybrid electric motor and the electric motors included in the Allison Transmission Hybrid Drive System. The U.S. Department of Energy, or the DOE, awarded us a grant in 2009, pursuant to which it agreed to match up to $60.2 million of eligible expenditures we make through 2013 for the commercialization of hybrid electric motor technology. Our prior experience in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We are well-positioned for strong and stable growth, both organically and through opportunistic acquisitions, due to our balanced portfolio of products, strong brand names, focus on new technologies, strategic global footprint and market expertise. These strengths have contributed to our solid operating margins and cash flow profile. Since 2007, our margins have improved significantly as a result of our ongoing productivity initiatives, which included capacity and workforce realignments, the implementation of lean manufacturing principles and the expansion of global purchasing initiatives. In early 2011, we completed a series of financial transactions focused on improving the strength and flexibility of our capital structure, including a debt refinancing and stockholder rights offering. As a result of these transactions, we extended our debt maturities, reduced our future interest payments and accessed substantial liquidity to execute our strategic plans. Our strengthened balance sheet now provides us with greater ability to reinvest in our business and pursue growth opportunities, including potential acquisitions.

Our industry

Original equipment market

Light and commercial vehicle production trends.    Our OE business is influenced by trends in the light vehicle, commercial vehicle, construction and industrial markets. Common applications include passenger cars and light trucks, delivery vans, transit busses, over-the-road trucks, military vehicles, bulldozers and track-type vehicles, mining equipment, tractors and recreational vehicles. Due to the global economic crisis that began in late 2007, vehicle production declined in 2008 and 2009, rebounded in 2010, and continued to recover in 2011. Construction activity and demand for discretionary purchases, such as recreational and sport vehicles, declined with the broader economy and have only recently shown some improvement. Global demand and price increases for commodity metals have improved sales of our heavy-duty products for mining equipment.

According to IHS Global Insight, global light vehicle production declined 15.6%, from 70.6 million units in 2007 to 59.5 million units in 2009. Over the same period, North American production declined 43.2% from 15.1 million units to 8.6 million units, and European production declined 25.0% from 22.0 million units to 16.5 million units. The decline in global commercial vehicle production was at 25.8%, from 3.0 million units in 2007 to 2.3 million units in 2009. North American production declined 48.5%, from 421,379 units to 217,087 units, and European production declined 62.3% from 717,879 units to 270,299 units, during this period.

During 2010, light and commercial vehicle OEMs and their suppliers benefitted from a general improvement in economic conditions and consumer demand, despite the continuing high level of unemployment. OEMs raised global light vehicle production levels by 25.0%, from 59.5 million units in 2009 to 74.4 million units in 2010, in response to both increased sales volumes as well as the production requirements associated with replenishing low vehicle inventory levels. From 2009 to 2010, North American light vehicle production grew 39.1%, from 8.6 million units to 11.9 million units, while European production recovered 15.6%, from 16.5 million units to 19.1 million units. The recovery was also seen in commercial vehicles, with North American production growing 22.1% from 217,087 units to 265,101 units, while European production rose 61.9% from 270,299 units to 437,722 units.

According to IHS Global Insight, light vehicle production in North America is forecast to grow from 13.1 million units in 2011 to 16.8 million units in 2016. European light vehicle production is forecast to grow more modestly from 20.1 million units in 2011 to 22.5 million units in 2016. Commercial vehicle growth is expected to significantly outpace the recovery in the light vehicle market, with North American production forecast to grow from 408,060 units in 2011 to 524,669 units in 2016. In Europe, commercial vehicle production is forecast to grow from 578,001 units in 2010 to 797,345 units in 2015.

Data source: IHS Global Insight

Note: Rest of world includes Africa and Middle East

Data source: IHS Global Insight

Demand for alternators.    Overall electrical power requirements have risen as OEMs introduce additional electronics in new vehicles, such as new safety, control, communication and entertainment features and emission control technology in heavy vehicles. We believe OEMs will continue to demand more efficient, more powerful yet durable alternators as electronic vehicle content continues to grow.

Increased deployment of start-stop technology starters.    Start-stop technology is designed to shut a vehicle’s engine off when it is stopped and rapidly restart it when the driver releases the brake pedal before accelerating. The two primary benefits of start-stop technology are improved fuel economy and greenhouse gas reduction. Various start-stop technologies are estimated to improve fuel economy by 3-12%. Currently there are two competing technologies—belt alternator starter (BAS) and starter based start stop (SBSS). Start-stop technology is forecasted to triple by 2018, growing to 34.5 million units from 10.9 million units in 2012. According to IHS Global Insight production volume, this number of units would represent 33% of the 2018 global light vehicle production.

OE platform standardization and globalization.    Increasingly, OEMs are requiring that their suppliers establish global production capabilities to meet their needs in local markets as they expand internationally and increase platform standardization. We believe our proximity to customer production will be increasingly valuable.

Aftermarket

Aftermarket demand is based on the need for replacement vehicle parts. Vehicle parts may need to be replaced due to age or failure based on the level of usage and the overall quality and durability of the original part. However, improvements in product quality generally lower the replacement rate for aftermarket products. The aftermarket in mature markets differs from that in growing markets. In North America and Europe, there is a well-established aftermarket, with numerous distribution channels for replacement parts. In the U.S. market, there has also been a growing trend for retail distributors to work directly with installers. However, in growing markets, such as China, parts are generally repaired in individual repair shops. There is potential for significant growth as these markets mature.

Growing global vehicle population.

According to J.D. Power and Associates, the global vehicle population in 2010 was nearly 1.1 billion and is expected to grow to 1.3 billion in 2015. The U.S. vehicle population is expected to grow from 268.0 million in 2011 to 281.2 million in 2016, according to Frost & Sullivan. We expect a growing vehicle population to support long-term aftermarket demand by increasing the total addressable market for aftermarket parts.

Increase in average age of light vehicles.    According to Frost & Sullivan, the average light vehicle age in the United States was 9.2 years in 2007 and increased to 10.0 years in 2011. The average light vehicle age is expected to remain elevated at 10.0 years through 2016. As vehicles age, they tend to use replacement parts more frequently than newer vehicles.

Data source: JD Power and Associates	Data Source: Frost and Sullivan

Increasing annual miles driven in the United States.    Miles driven have increased at a CAGR of 1.6% since 1991, according to the Department of Transportation, rising every year except for 2008 and 2011, when the combination of rising fuel costs and the severe economic recession significantly reduced miles driven for both light and commercial vehicles. The slight decrease in 2011 was due mainly to fuel prices and general economic conditions. We expect miles driven will return to historic growth rates to the extent the general economic outlook continues to improve, although increases in fuel prices could have an adverse effect. See “Risk Factors-Shortages of and volatility in the price of oil may materially harm our business, financial condition and results of operations.” As maintenance requirements and demand for aftermarket products are strongly correlated with levels of vehicle usage, we believe an increase in miles driven will contribute to demand for aftermarket parts.

Data source: Department of Transportation

Growth of retail channel distributors.    Auto parts retailers sell parts primarily to the so-called “do it yourself,” or DIY, market. Consumers who purchase parts from the DIY channel generally install parts into their vehicles themselves. In most cases, this is a cheaper alternative than having the repair performed by a professional installer. The second market is the professional installer market, commonly known as the “do it for me” market. This market is served by traditional warehouse distributors, retail chains and the dealer networks. Generally, the consumer in this channel is a professional parts installer. However, large national retailers have increased their efforts to sell to installers and to other smaller middlemen. This change in approach has increased the retailers’ market share in the “do it for me” market and hence overall.

Increasing service standards.    We believe that retail chains generally prefer to deal with large, national suppliers capable of meeting their increasingly complex service requirements. The needs of these retail chains are becoming more complex as increased vehicle longevity and broader product catalogs have caused stock-keeping unit, or SKU, proliferation. This complexity has made inventory management, category management and merchandising increasingly important to ensure that customers have sufficient quantities of the right product available at the right time and place.

Increasing use of remanufactured parts for OE warranty and extended service programs.    The use of remanufactured components for warranty and extended service repairs has increased in recent years as OEMs have offered extended coverage and dealers have begun to provide extended service plans and warranties on used vehicles. OEMs have sought to reduce warranty and extended service costs by using remanufactured components, which generally meet OEM requirements.

Quality and durability enhancements.    The durability of new and remanufactured starters and alternators has increased over time and continues to increase. We expect increasing service lives to decrease the replacement rates for those items.

Hybrid electric motors

Hybrid electric vehicles use technologies that combine traditional gasoline or diesel propulsion systems with electric motors to reduce emissions and be more fuel efficient. The electric motors used in hybrid vehicles can also be used to provide propulsion for electric-only vehicles. Fuel prices, emission standards and government legislation influence the demand for hybrid electric motors. For instance, the U.S. Environmental Protection Agency and the Department of Transportation’s National Highway Traffic Safety Administration have issued a joint rule and announced further initiatives that require and will impose increasing standards to reduce greenhouse gas emissions and improve fuel efficiency. We believe corporations with large distribution operations will continue to add hybrid vehicles to their fleets as part of their corporate responsibility initiatives focused on reducing fuel consumption and pollution. We also believe programs like these will continue to support demand for hybrid electric motors across all vehicle classes.

As oil prices hit an all-time high in 2008, the average fuel used per light vehicle in the United States hit a ten-year low. Continued volatility of, and the potential for higher, fuel costs in the future may have a positive impact on demand for hybrid electric motors as consumers seek more energy-efficient solutions.

Our competitive strengths

We believe the following competitive strengths enable us to compete effectively in our industry:

Leading market position and strong brand recognition.    We hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators based on production volume for 2010 published by IHS Global Insight and Power Systems Research. We believe we are the leading non-OEM producer of hybrid electric motors in North America. We maintain the number 3 position in the European aftermarket for remanufactured starters and alternators based on production volume for 2010 published by IHS Global Insight. According to IHS Global Insight, we hold the number 1 position in South Korea for light vehicle starters based on 2010 data. We hold the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators based on production volume for 2010 published by IHS Global Insight and Power Systems Research, both of which are key growth markets. Our leading market position was established through 100 years of experience delivering superior service, quality and product innovation under our well-recognized brand names, “Delco Remy,” “Remy” and “World Wide Automotive.” In recent years, we have received a number of awards in recognition of our merits, including Daimler Master of Quality in 2009 and 2010, CAT SQEP Bronze Status in 2009 and Silver Status in 2010 and 2011, Perkins SQEP Bronze Status in 2011, Cummins Xian Excellent Customer Support in 2009 and 2010, MAN Commercial Excellence in 2010, MAN Latin America Supplier Award in 2009, Alliance Silver Supplier Award in 2010 and 2011, Frost & Sullivan Company of the Year in 2010, the Automotive News Pace Award in 2010, the ReMaTechNews Remanufacturer of the Year Award for 2011 and the GM Certificate of Excellence Silver Supplier Award.

Well-balanced revenue base and end-market exposure.    We have a diverse portfolio of revenue sources with OE and aftermarket products that serve both light and commercial vehicle applications. Our five largest light vehicle OE platforms represented only 11% of our 2011 net sales. This balance can help us mitigate the inherent cyclicality of demand in any one channel or end-market. We offer our products on a diverse mix of OE vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. In 2011, we supplied OE products for 15 of the 71 North American-built automotive platforms, or approximately 3.1 million vehicles. Our mix is also diverse in our commercial vehicle business, with vehicles for transportation, mining, construction, military and power generation applications. We believe our overall diversification provides us with an opportunity to participate in an economic recovery without being overly exposed to any single market.

Innovative, technology-driven product offerings.    We are committed to product and manufacturing innovation to improve quality, efficiency and cost for our customers. Our starters address customer requirements for high- power, durability and reliability, while our alternators address the growing demand for high-output, low-noise and high-efficiency performance. Recently, we developed several commercial-vehicle starters and alternators with superior efficiency for higher fuel economy, significantly improved reliability and higher output to support exhaust gas after-treatment required to reduce engine emissions. For automotive applications, we recently launched a lower-cost, high-performance starter and a series of quiet, high-efficiency alternators with reduced electrical and mechanical noise. We have launched belt alternator starters and starter-based start-stop products to provide improved fuel economy and meet this growing segment of the market. We also continue to lead in the production of hybrid electric motors, providing high-output, custom designs for standardized platforms. Our HVH electric motor technology, which we continue to introduce into automotive, agricultural, military and specialty markets, is among the industry leaders in power density and torque density. Our technology position is reinforced by our intellectual property portfolio with over 350 issued and pending patents. We aggressively defend our patent positions and recently prevailed in an ITC action against several companies that had infringed our patents.

Leading non-OEM manufacturer of hybrid electric motors.    Our expansion into hybrid electric motors was a natural evolution of our capabilities in rotating electrical components. We have produced nearly 100,000 hybrid electric motor units for vehicles that are on the road today, including GM sport utility vehicles, or SUVs, Daimler’s Mercedes ML450, BMW X6 models and transit buses with Allison Transmission. This gives us the largest installed base of any non-OEM hybrid electric motor producer in North America. With an emphasis on medium-duty and specialty applications, we have been investing in hybrid electric motors and manufacturing capabilities since 2001 when we initiated our first hybrid electric motor program for bus applications. Since 2001, we have invested approximately $82.9 million in product and manufacturing capabilities to become a leading provider of high-quality hybrid electric motors. Since 2006, we estimate that our products have demonstrated over 1 billion miles of proven reliability as measured by world class quality performance. We have entered into supplier agreements with Allison Transmission, BAE Systems, Alt-e, VIA Motors and ZAP Jonway, among others. Since 2009, we have entered into agreements that obligate us to deliver hybrid products with an aggregate sales price up to $1.6 billion over their multi-year terms. However, these agreements contain no minimum purchase commitment and the amount we actually sell will depend on our customers’ success in selling their own products. Our hybrid electric motors are among the highest in the industry in power density and torque density. To support future growth, we have installed an annual manufacturing capacity of over 100,000 units and are the largest non-OEM producer in North America and one of the largest in the world. This installed capacity can support increased production volumes should market demand continue to grow. We believe the current market trends for hybrid electric motor demand will remain positive if fuel prices increase and governments continue to implement regulations that will drive demand. The DOE awarded us a matching grant for $60.2 million in April 2010, allowing us to accelerate the standardization and commercialization of our HVH electric motor technology. The grant will reimburse 50% of certain capital expenditures, labor, subcontract and other allowable costs and will be valuable in expanding our capabilities in the hybrid electric motor market.

Recently, GM and BMW announced they either plan to start or have started producing some hybrid electric motors in-house. Light-duty applications tend to require custom design for specific use applications with sufficient volume to support dedicated production lines. Depending on the extent to which these customers design and produce hybrid-electric motors in-house, our available market for passenger car applications may be limited. We provide motors for applications ranging from passenger cars to trucks, buses and off-road equipment. These larger vehicles tend to use more common design components, which allow us to serve a broader market. We believe programs like these will continue to support significant demand for our hybrid electric motors.

Global, low-cost manufacturing, distribution and supply-chain.    We have restructured our manufacturing to eliminate under-utilized capacity and shifted from high-cost to low-cost regions throughout the world including Brazil, China, Hungary, Mexico, South Korea and Tunisia. Our efficient manufacturing capabilities lower costs and address OEMs’ engineering requirements. We are well-positioned for continued growth and protected by significant barriers to entry from suppliers who cannot support OEMs on a global scale. We conduct no manufacturing activity in the United States, with the exception of hybrid electric motors and our locomotive power assembly remanufacturing operations. Our 2012 initiatives are focused on global manufacturing and supply chain to further streamline our operations. We have engaged an outside consulting firm to assist with the implementation of these initiatives.

Strong operating margins and cash flow profile.    We believe our operating margins and cash flow from operations provide financial flexibility and enable us to reinvest capital in our business for growth. In 2011, cash flow from operations was $69.5 million. Our base business, other than our hybrid electric motors, requires low levels of capital expenditures of approximately 1% to 2% of our net sales.

Experienced management team with track record of accomplishments.    Our management team, led by industry veteran, CEO John H. Weber, has implemented a number of strategic, operational and financial restructuring initiatives to reposition us for potential profitable growth. Key accomplishments since the start of 2007 have included:

•	Realigning our manufacturing to low-cost regions;

•	Reducing headcount by 21% from 7,800 to 6,200;

•	Executing the turnaround of our European operations;

•	Winning numerous aftermarket customers in both Europe and North America;

•	Securing global platform wins, including with GM, Hyundai, Daimler, Caterpillar, Allison Transmission and BAE;

•	Developing an industry-leading hybrid electric motor platform; and

•	Increasing our operating margins from (4.5)% in 2006 to 10.1% in 2011 and 8.9% in the first six months of 2012.

Our strategy

It is our goal to be the leading global manufacturer and remanufacturer of starters and alternators, yielding superior financial returns. Further, we seek to be a leading participant in the growing production of hybrid electric motors. We believe the competitive strengths described above provide us with significant opportunities for future growth in our industry. Our strategies for capitalizing on these opportunities include the following:

Build upon market-leading positions in commercial vehicle products.    We seek to use our strength in producing durable, high-output starters and alternators for commercial vehicles to increase our market share and capitalize on the growing OE demand for these components over the next few years. We intend to use our know- how in rotating electrical components and strong customer relationships to continue to build our leading market share in the growing aftermarket for commercial vehicle parts. As the largest supplier of commercial vehicle OE and aftermarket starters and alternators to the North American market, we believe we are well-positioned to supply whichever customers ultimately become the global leaders in commercial vehicle hybrid electric motor applications.

Expand manufacturing for growth markets in Asia and South America.    We have a significant presence in high-growth markets such as China, South Korea and Brazil and are committed to further investment in these regions. We have both wholly owned and joint venture operations in China. China produces more commercial diesel engines and vehicles than any other country in the world. We increased our engineering and supply chain capabilities in China by increasing our employee base by nearly 30% in 2011. We are further investing in commercial vehicle production capacity in this market in response to the expanding demand for components used by on-road, construction, agriculture and off-road vehicles. We continue to build a strong position in South Korea, where we have developed our production capacity and engineering capabilities near Hyundai’s technical center. We are well-positioned in Brazil, a recognized industry base for growth in South America.

Continue to invest in hybrid electric motors for commercial vehicles.    We are committed to grow in the hybrid electric motor market. We are the leading non-OEM producer of hybrid electric motors in North America. We intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary considerations. With an emphasis on medium-duty and specialty applications, we have over 50 vehicle projects in various stages of development. Since 2009, we have signed several long-term supply agreements for commercial vehicle applications, including Allison Transmission, BAE Systems, Odyne, Alt-e, Via, Quantum, and Enova. We have created a competitive advantage through our manufacturing capacity and intellectual property portfolio.

Leverage benefits of having both an OE and aftermarket presence.    Our aftermarket business has access to the latest technology developed by our OE business. As a result, we are able to provide our aftermarket customers with new products faster than competitors. Our aftermarket presence provides our OE business with useful knowledge regarding long-term product performance and durability. We use this aftermarket knowledge to regularly update and enhance new product offerings in our OE business.

Provide value-added services that enhance customer performance.    We provide our aftermarket customers with valuable category management services that strengthen our customer relationships and provide both of us with a competitive advantage. Our Remy Optimized Inventory and Vendor Managed Inventory programs support customer growth and product category profitability. Our Remy Optimized Inventory program analyzes a customer’s historical sales, current inventory on-hand and various demographic and other information to generate information designed to help the customer stock its inventory in a manner that has the highest potential of sales in the customer’s specific market. Our Vendor Managed Inventory program helps automate our customers’ purchase orders with us to help maintain proper inventory levels within the supply chain. These services are enhanced by our knowledge of OEM product design and durability. These services have become integral to several of our customers’ overall procurement practices. These services have enabled us to increase our customer retention and expand product sales.

Selectively pursue strategic partnerships and acquisitions.    We will selectively pursue strategic partnerships and acquisitions that leverage our core competencies, as we believe there are significant opportunities in this fragmented industry. We will remain disciplined in our approach and only close a transaction after a thorough due diligence process. During 2011, we withdrew from a potential acquisition when we uncovered facts that were detrimental to the value of the transaction. We have demonstrated our ability to rationalize and integrate operations and realize cost savings. We believe our balance sheet, combined with the proceeds from this offering, gives us the flexibility to support this strategy. During 2011, we entered into a strategic alliance with Lucas-TVS Ltd., the market leader in India for automotive and commercial vehicle starters and alternators, ignition and lighting products for two-wheeled vehicles and a range of small automotive rotating electric products. The alliance, which consists of a cross technology license, as well as product sales, product development and sourcing support agreements will allow us to take advantage of Lucas-TVS’s product lineup and deep engineering capabilities to add new products and enable each company to benefit from the other’s supplier relationships globally in order to reduce costs. Lucas-TVS in turn will be able to leverage our product lineup and global customer relationships to reach more foreign companies that are investing in India.

Products

We produce a broad range of new starters and alternators for both light and commercial vehicles. We also manufacture electric traction motors used for electric and hybrid vehicle applications. We produce a diverse array of remanufactured starters and alternators as well. Finally, we remanufacture power assemblies for locomotive diesel engines, and also sell a small amount of remanufactured steering gear and brake calipers for light vehicles in Europe.

New starters

We produce the most powerful and widest range of starters in the industry, with global applications ranging from small cars to industrial engines and the largest mining trucks and locomotives. We make two types of starters: traditional straight drive starters and more technologically advanced gear reduction starters. Gear reduction starters offer greater output at lower weight than comparable straight drive designs. Reduced component weight is extremely important to OEMs, as total vehicle weight is a critical factor for fuel economy. Straight drive starters are used to produce the high torque and power required to start very large displacement engines used in off-highway trucks, tanks and locomotives.

Some light vehicles use a “start-stop” technology, in which the engine automatically shuts down while the vehicle is stopped rather than idling, and then a power source assists the engine in restarting when the vehicle departs. This approach, which is sometimes referred to as “mild hybrid,” helps meet strict fuel efficiency and CO2 emission regulations. In this design, a separate hybrid electric motor does not power the vehicle. We developed a starter- based start-stop product and launched the product with Hyundai in 2011. In small displacement engines, like those in wide use in light vehicles in Asia, the alternator can be used as the “mild hybrid” power source rather than a starter. Since 2007, we have produced an alternator-based start-stop system (often referred to as a belt-driven alternator/starter or BAS) for Chery which debuted its hybrid electric vehicle at the Beijing Olympics in 2008.

Light vehicles

Our starter products for light vehicle applications offer greater power output in lighter packages for vehicles that are designed to meet increasingly more stringent fuel economy regulations. For example, we recently launched a redesigned automotive starter that produces more power with 14% less weight than our previous design. We also sell new starters for a wide range of light vehicle models for use as replacement parts.

Commercial vehicles

We manufacture a broad range of heavy-duty starters for use primarily with large diesel engines. Our standard units cover a very wide range of torque and speed requirements. Our commercial vehicle product development for starters has focused on generating more power, torque and life, while reducing size. OEMs are designing engines for more starts per day as anti-idling legislation requires trucks to shut down while loading/unloading freight or stopped for driver downtime. We have developed a patented technology which offers the longest service life as measured by the number of starts and highest output power to drive faster starts. We have also recently launched a fully sealed starter for very harsh environments. This starter is well suited for off-highway and military applications. Our portfolio has been recently revamped to cover the market demand for a higher number of starts and larger engines in North America while also meeting the needs of smaller displacement engines typically used in Europe and Asia.

New alternators

Light vehicles

We offer an extensive range of alternator products for light vehicles designed to cover most output requirements for standard and high-efficiency, low noise units. This diverse portfolio provides proven new parts for OEMs globally, as well as for use as replacement parts.

Commercial vehicles

The increased use of electricity-powered components in commercial vehicles, including in connection with technologies designed to reduce engine emissions, is resulting in higher electrical load requirements. Our new product offerings include high-output alternators designed to meet these increasing load demands. These industry changes are also resulting in higher under-hood temperatures and increased vibration. Our products are designed to operate at higher temperature and provide increased durability. We have developed high temperature heavy-duty alternators that satisfy the standard portion of the market where price is a critical buying factor. We launched a new unit which is 10% smaller and operates at significantly higher temperature (125ºC) than any other unit on the market. Our experience in designing alternators for both light vehicles and commercial vehicles enables us to apply advances made in one vehicle class to others and generates a volume benefit by the ability to share internal components across vehicle classes.

Hybrid electric motors

We also make electric traction motors for electric and hybrid vehicle applications, which we refer to as our hybrid electric motors. In a hybrid vehicle application, our electric traction motor is combined with a gasoline or diesel propulsion system to assist in powering the vehicle. Our motors have been used in hybrid bus transmissions since 2002 and on automotive applications since 2007 for GM and 2008 for Daimler and BMW hybrid vehicles. Our patented winding processes in conjunction with a permanent magnet design deliver among the highest power density and torque density in the industry. This technology provides the basis of our standard platform, allowing commercial and specialty vehicle applications to utilize a common design, create competitive scale and reduce cost. Our design approach is to use a common core, packaged and adjusted to provide a tunable output range, for electric vehicles, delivery vans, on-highway trucks, off-highway equipment and transit buses. Our hybrid electric product technology has proven beneficial to our more standard products. The patented winding process is now used on several new high-output alternator designs to improve power density and thermal efficiency. In 2011, and the first six months of 2012, our net sales of hybrid electric motors were $25.5 million and $22.5 million, respectively.

Remanufactured products

We offer a diverse array of remanufactured starters and alternators for light vehicles. These products include substantially all makes and models of domestic and imported starters and alternators. For commercial vehicles, our remanufactured starters and alternators are predominantly products that we originally manufactured. We also remanufacture power assemblies for locomotive diesel engines and sell a small amount of remanufactured steering gear and brake calipers for light vehicles in Europe.

Starter and alternator technology continues to evolve. We can introduce new models of remanufactured starters and alternators faster than others because we have often made the original product that is being remanufactured. We also bring our knowledge of advances in technology to bear in remanufacturing products originally made by others.

Customers and distribution channels

OEMs

Our OEM customers include a broad range of global light vehicle producers around the world. GM is our largest OEM customer for light vehicle products, evenly split between North America and the rest of world. In 2010 and 2011, GM represented 23.0% and 20.7%, respectively, of our net sales across all product lines. Hyundai is our fastest growing OEM customer. It is gaining market share globally, and we have been gaining market share within Hyundai.

We currently supply over one-third of Hyundai’s starters and have grown, and believe we will continue to grow, our share in its alternator business. Other notable light vehicle customers include Daimler, DPCA (Dongfeng Peugeot Citroen Automotive), BYD and Geely. Our goal is to expand our customer base and grow with customers who are growing, including Hyundai and other Asian customers.

Principal commercial vehicle OEM customers include Navistar, Daimler, Cummins, Caterpillar, MAN, Mack and Volvo Trucks. This mix provides a balance between on-highway trucks and off-highway applications. We also have very strong brand recognition and traditional relationships with the leading operators of commercial vehicle fleets, including Penske Truck Leasing, Ryder System, J.B. Hunt, Waste Management, C.R. England, Schneider and Conway. These fleets will often specify Delco Remy parts as required equipment on their new vehicle purchases from OEMs, and will in many cases purchase upgrades that we offer for increased durability and longer service life as premium options. A key focus of our marketing efforts in commercial vehicle products for OEMs is securing orders for upgrades, which help us generate profits. Currently, our commercial vehicle OEM sales are primarily in North and South America, although we have a growing share in Asia and Europe that we are seeking to expand.

In our hybrid electric motor business, we intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary consideration. We have over 50 vehicle projects in various stages of development, with an emphasis on medium and heavy-duty applications. We have entered into agreements with Allison Transmission and BAE under which we are their exclusive partner for their production of a hybrid transmission for medium-duty vehicles, with production planned to begin by the end of 2012. In 2012, we expect to supply hybrid electric motors for a Zap taxi cab produced and sold in China, and for light duty hybrid work vehicles for Alt-e and Via in North America. We aim for a balance between global OEMs, transmission makers, systems integrators and specialty vehicle manufacturers.

Aftermarket

We are the leading North American rotating electrical supplier to aftermarket customers. We sell both remanufactured and new light vehicle and commercial vehicle starters and alternators into the aftermarket in the United States, Canada, Mexico and Europe, and aftermarket commercial vehicle starters and alternators in Brazil. In North America, we primarily sell our aftermarket products to automotive parts retailers, including the three largest retail companies in the United States and the largest in Canada. We also supply warehouse distributors, where we are the preferred supplier of some of the largest buying groups, OES customers, and other smaller middlemen (sometimes called “jobbers”) who distribute parts to installers. We sell substantially more remanufactured units than new units. This mix is consistent with sales in the aftermarket overall.

Auto parts retailers sell parts primarily to the DIY market. Consumers who purchase parts from the DIY channel generally install parts into their vehicles themselves. In most cases, this is a cheaper alternative than having the repair performed by a professional installer. The second market is the professional installer market, commonly known as the “do it for me” market. This market is served by traditional warehouse distributors, retail chains and the dealer networks. Generally, the consumer in this channel is a professional parts installer. However, large national retailers have increased their efforts to sell to installers and to other smaller middlemen. This change in approach has increased the retailers’ market share in the “do it for me” market and hence overall. We are well-positioned to participate in the retailers’ growth given our strong relationships with large retailers.

Our primary customers in the aftermarket for commercial vehicle parts are OE dealer networks, independent warehouse distributors and leased truck service groups. Our relationships with trucking fleets also benefit our aftermarket sales, as the fleet operators will often specify that Delco Remy products be used both for initial installation and for subsequent replacements.

In Europe, we principally sell aftermarket products through the warehouse distribution channel. Retail distribution is less well-developed in Europe than in North America.

Our locomotive assemblies are sold predominantly to Caterpillar’s Electro-Motive Diesel, or EMD, division. Our net sales of remanufactured power assemblies in 2011 and the first six months of 2012 were $25.8 million and $15.8 million, respectively.

Sales and distribution

We have an extensive global distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships with our OEM, retail, warehouse distributor and other aftermarket customers, as well as with major North American truck fleet operators. These sales efforts are supplemented by a network of field service engineers and product service engineers. We also use representative agencies to service aftermarket customers in some cases.

Manufacturing and facilities

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 12 primary manufacturing and remanufacturing facilities are located in seven countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia. There are only two manufacturing facilities in the United States, which support a portion of our hybrid electric motor assembly and our locomotive power assembly remanufacturing operations. Neither of these two U.S. manufacturing facilities is unionized. Our low-cost strategy results in direct labor costs of less than 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize cost to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment.

We have seven manufacturing facilities making new products for OE/OES customers, two in Mexico, and one in each of Brazil, China, Hungary and South Korea and Anderson, Indiana. These modern facilities utilize a flexible cell-based manufacturing approach for production lines for improved flexibility and efficiency in both low- and high- volume production runs. Each operation within a cell is optimized to ensure one-piece flow and other lean operational concepts. Cell manufacturing allows us to match production output better to variable customer requirements while reducing inventory and improving quality. The effectiveness of our approach was tested and proven in the recent market downturn and subsequent recovery.

Our $60.2 million matching grant awarded by the U.S. Department of Energy, or DOE, will assist us in accelerating the commercialization of hybrid electric motors. Under the grant, we are required to build additional manufacturing capacity for hybrid electric motors in the United States. We are developing our plans for this use of the grant funds, including site selection.

We produce our remanufactured starters and alternators for sale in North America in three facilities in Mexico. For Europe, our remanufactured starters and alternators are made in factories in Tunisia and Hungary. We source our new products for aftermarket sales through third parties, primarily in Asia and from our own manufacturing operations. Our distribution, engineering and administration facilities for these products are in Edmond, Oklahoma for North America and in Brussels for Europe. We conduct no manufacturing in the United States for products sold to our aftermarket customers other than for locomotive power assemblies, which are remanufactured in Peru, Indiana and Winnipeg, Canada.

In our remanufacturing operations, we obtain used starters, alternators and locomotive power assemblies, commonly known as cores, and use them to produce remanufactured products. Most cores are obtained from our customers, who generally deliver us a core for each remanufactured product we sell them. Their end customers in turn deliver their used starter or alternator to the vendor as part of the purchase of the replacement part. We buy approximately 10% of the cores we use from secondary market vendors.

We have recently restructured our remanufacturing process, with a focus on process consolidation and improvement. For example, we have redesigned our North American core return and processing operations and moved them to a Mexico site, and we have reengineered the distribution and logistics processes. These improvements were designed to improve the cost of the overall operation and achieve a high level of service to the customer. Our current level of service to our aftermarket customers for starters and alternators in North America fulfills 96% of all customer orders within the time frame requested by the customer, a high availability rate for our industry.

When we receive cores, we sort them by make and model. During remanufacturing, we disassemble the cores into their component parts. We then thoroughly clean, test and refurbish those components that can be incorporated into remanufactured products. We then reassemble remanufactured parts into a finished product. We conduct in- process inspection and testing at various stages of the remanufacturing process. We then inspect each finished product which is tested to meet OEM requirements.

In all our operations, we use frequent communication meetings at all levels of the organization to provide training and instruction, as well as to assure a cohesive, focused effort toward common goals which has proven to be a key element of our recent success. All of our manufacturing facilities are TS certified (a quality and process certification that is a prerequisite for supplying most OEMs), and we have received numerous supplier quality and performance awards, including from Daimler, Cummins, Caterpillar, MAN and DPCA.

Engineering and development

Our engineering staff works both independently and with OEM and aftermarket customers to design new products, improve performance and technical features of existing products and develop methods to lower manufacturing costs. We have over 337 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Over the past three years, we have invested $55.8 million to support both product and manufacturing process improvements.

Our expertise in rotating electrical components led to the development of our hybrid electric motor capabilities as a natural extension of our products. We have invested approximately $82.9 million since 2001 in these efforts, including our industry-leading High Voltage Hairpin, or HVH, electric motor technology, light vehicle hybrid electric motor and the electric motors included in the Allison Transmission Hybrid Drive System. Our HVH electric motor technology is among the industry leaders in power density and torque density. We are applying it in automotive, agricultural, military and specialty markets. The U.S. DOE awarded us a grant in 2009, pursuant to which it agreed to match up to $60.2 million eligible expenditures we make through 2012 for the commercialization of electric hybrid motor technology. We have obtained agreements from the Department of Energy to extend the period of eligibility for the grant one year, through 2013. Our prior investment in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We spent $26.5 million in 2011, $17.5 million in 2010 and $11.7 million in 2009 on research and development activities, including program engineering. Customer funded research and development expenses were $0.4 million, $0.2 million and $1.7 million for 2011, 2010 and 2009, respectively. We expect our research and development expenditures in 2012 to be approximately $29.2 million, excluding customer-funded research and grant reimbursement.

Competition

The automotive components market is highly competitive. Most OEMs and aftermarket customers source the parts that we sell from a limited number of suppliers. We principally compete for new OEM business both at the beginning of the development of new platforms and upon the redesign of existing platforms. New-platform development generally begins two to five years before those models are marketed to the public. Once a supplier has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. In the aftermarket, many retailers and warehouse distributors purchase starters and alternators from only one or two suppliers, under contracts that run for up to five years. When contracts are up for renewal, competitors tend to bid very aggressively to replace the incumbent supplier, although the cost of switching from the incumbent tends to mitigate this competition.

Our customers typically evaluate us and other suppliers based on many criteria such as quality, price/cost competitiveness, product performance, reliability and timeliness of delivery, new product and technology development capability, excellence and flexibility in operations, degree of global and local presence, effectiveness of customer service and overall management capability. We compete with a number of companies that supply vehicle manufacturers throughout the world. In the light vehicle market, our principal competitors include BBB Industries, Bosch, Denso, Hitachi, Mitsubishi, Motorcar Parts of America and Valeo. In the commercial vehicle market, our competitors include Bosch, Denso, Mitsubishi and Prestolite.

Patents, licenses and trademarks

We have an intellectual property portfolio that includes over 350 issued and pending patents in the United States and foreign countries. While we believe this intellectual property in the aggregate is important to our competitive position, no single patent or patent application is material to us.

We own the “Remy” and “World Wide Automotive” trademarks. Pursuant to a trademark license agreement between us and GM, GM granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy-duty starters and alternators. This license is extendable indefinitely at our option upon payment of a fixed $100,000 annual licensing fee to GM. The “Remy” and “Delco Remy” trademarks are registered in the United States, Canada and Mexico and in most major markets worldwide. GM has agreed with us that, upon our request, GM will register the “Delco Remy” trademark in any jurisdiction where it is not currently registered.

Purchased materials

We continually aim to reduce input material and component costs and streamline our supply chain. Our global sourcing strategy is designed to ensure the desired quality and the lowest delivered cost of our required inputs. Our strategy focuses on local material sourcing and the development of standardized processes in freight and logistics that result in the lowest total cost for our global operations.

Principal purchased materials for our business include aluminum castings, gray and ductile iron castings, armatures, solenoids, copper wire, electronics, steel shafts, forgings, bearings, commutators, magnets and carbon brushes. All of these materials are presently readily available from multiple suppliers. We do not foresee difficulty in obtaining adequate inventory supplies. We generally follow the industry practice of passing on to our original equipment customers a portion of the costs or benefits of fluctuation in copper, steel and aluminum prices. In recent years, approximately 70% of copper, 30% of aluminum and 10% of steel pounds purchased are for customers with metals pass-through or sharing arrangements. Of the remaining portion of our copper exposure, we generally purchase hedges for a significant portion and also have a natural hedge in copper, aluminum and steel scrap recovered in our remanufacturing operations.

In general, we do not hedge our aluminum and steel exposures. For high volume materials, we typically purchase a portion of our raw materials through multiple-year contracts with price adjustments allowed for changes in metals prices and currency exchange rates.

Foreign operations

Information about our foreign operations is set forth in tables relating to geographic information in Note 20 to our 2011 consolidated financial statements included in this prospectus.

Properties

Our world headquarters is located at 600 Corporation Drive, Pendleton, Indiana 46064. We lease our headquarters. As of December 31, 2011 we had a total of 28 facilities in 10 countries. The following table sets forth certain information regarding these facilities.

Location	Number of facilities	Used	Owned/leased

United States
Anderson, IN	1	Engineering/Manufacturing	Leased
Edmond, OK	1	Warehouse/Engineering	Owned
Laredo, TX	1	Warehouse	Leased
Pendleton, IN	1	Engineering/Headquarters	Leased
Peru, IN	1	Manufacturing Warehouse/ Engineering	Leased
Taylorsville, MS	1	Warehouse	Leased
Troy, MI	1	Office	Leased
Winchester, VA	1	Office	Leased

Europe
Heist Op Den Berg, Belgium	1	Warehouse/Office	Leased
Mezokovesd, Hungary	1	Engineering/Manufacturing	Owned
Miskolc, Hungary	1	Engineering/Manufacturing	Owned
Burntwood, United Kingdom	1	Warehouse	Leased

Brazil
Brusque	1	Engineering/Manufacturing	Leased
Sao Paulo	1	Office	Leased

Canada
Mississauga	1	Warehouse	Leased
Winnipeg	2	Manufacturing/Warehouse	Owned/Leased

China
Jingzhou City(1)	1	Engineering/Manufacturing	Leased
Shanghai	1	Office	Leased

Mexico
Matehuala	1	Manufacturing/Office	Leased
Piedras Negras	1	Manufacturing/Warehouse/ Office	Leased
San Luis Potosi	3	Engineering/Manufacturing/ Warehouse/Office	Leased

South Korea
Kyungsangnam	1	Manufacturing/Warehouse	Owned
Dae-Gu	1	Engineering/Office	Leased
Seoul	1	Office	Leased

Tunisia
Jemmal	1	Manufacturing	Leased

Total	28

(1)	We operate both our wholly owned subsidiary and our joint venture out of this facility.

Employees

As of December 31, 2011, we employed 6,231 people, of which 1,652 were salaried and administrative employees and 4,579 were hourly employees. 979 of our employees are based in the United States. 2,768 of our employees globally are primarily represented by trade unions.

As of December 31, 2011, there were multiple unions outside the United States in which our employees could participate. For the following unions, actual membership is voluntary for employees and is confidential information which is not available to us:

•	in the United Kingdom, we have a Recognition & Consultation Agreement with the Unite Union;

•	in Belgium, we have a Recognition & Consultation Agreement with Algemeen Christelijk Vakverbond, which is a section of the Metal Workers Union;

•	in Tunisia, we have a Recognition & Consultation Agreement with the Union Général des Travailleurs Tunisiens;

•	in Miskolc, Hungary, we have a Recognition & Negotiating Agreement with Alternátor-Starter Felújító Szakszervezet; and

•	in Mezokovesd, Hungary, we have a Recognition & Negotiating Agreement with Vasas Szakszervezet.

As of December 31, 2011, 955 of our hourly employees at Remy Remanufacturing de Mexico were affiliated with the Confederacion Regional Obrera Mexicana. These agreements have an annual term that ends in February 2013.

As of December 31, 2011, 682 hourly employees at Remy Componentes S de R.L. de C.V. were affiliated with Sindicato Industrial Estatal de Trabajadores de Productos de Acero, Cobre, Manufacturas Metalicas, Conexos y Similares del Estado de San Luis Potosi, C.R.O.M, the Confederacion Regional Obrera Mexicana. Agreements with the union have a one-year term, and the terms of the current agreements end in February 2013.

As of December 31, 2011, 554 of our hourly workers at the Piedras Negras facility in Mexico were affiliated with Confederacion Revolucionaria de Obreros y Campesinos, lo. de Mayo. Agreements with the union have a one-year term, and the terms of the current agreements end in March 2013.

As of December 31, 2011, 44 hourly employees at Remy Korea were affiliated with the Metal Workers Union of Korea. Agreements with the union have a one-year term, and the terms of the current agreements end in April 2012. A new agreement is currently being negotiated.

As of December 31, 2011, 152 employees of Remy Brasil, consisting of 95 hourly workers and 57 salaried workers, were affiliated with Sindicato dos Trabalhadores nas Indústrias Metalúrgicas, Mecânicas e de Material Elétrico de Brusque. Agreements with the union have a one-year term, and the terms of the current agreements end in May 2012.

As of December 31, 2011, 222 salaried and hourly members at Remy Electricals Hubei in China were affiliated with the REH Labour union committee. There is no official agreement between the parties.

As of December 31, 2011, 159 of our hourly workers in Oklahoma were affiliated with the United Food and Commercial Workers Union, Local 1000, Dallas. The terms of the current agreements end on March 1, 2014.

We are not aware of any current efforts to organize the employees in our other facilities. Efforts to organize labor unions at facilities that are not currently unionized may be commenced at any time. We believe that our relations with our employees are satisfactory.

History

On July 31, 1994, our predecessor purchased substantially all of the assets, other than facilities, of the Delco Remy division of GM in a leveraged buyout. The specific business activities purchased were engaged in the design, manufacture, remanufacture and sale of starters and alternators, among other things, for light and commercial vehicles. The predecessors to these businesses first started their operations nearly 100 years ago. When we first separated from GM in 1994, we sold a substantial majority of our products to GM. Over the years, we have substantially diversified our revenue base.

On October 8, 2007, our predecessor, Remy Worldwide Holdings, Inc., and its domestic subsidiaries, filed voluntary petitions under a prepackaged arrangement for relief under Chapter 11 of the U.S. Bankruptcy Code. The petitions were filed in the U.S. Bankruptcy Court for the District of Delaware, and this proceeding was administered under Case No. 07-11481 (KJC). During bankruptcy, our predecessor operated its business as debtors-in-possession under the jurisdiction of the bankruptcy court and in accordance with the Bankruptcy Code and orders of the Bankruptcy Court. Our subsidiaries in Canada, Europe, Asia Pacific, Mexico and Brazil were not included in the filings. On November 20, 2007, the Bankruptcy Court confirmed the proposed plan of reorganization pursuant to the Bankruptcy Code, and we emerged from bankruptcy protection on December 6, 2007, the effective date of the plan of reorganization.

The plan of reorganization generally provided for the full payment or reinstatement of allowed administrative claims, priority claims and secured claims. The plan provided for the issuance, by us, of new equity and debt securities to our and our predecessor’s creditors in full satisfaction of allowed unsecured claims. Further, our current supply agreement with GM has been in effect since July 31, 2007 when it was renegotiated in connection with our Chapter 11 proceeding.

GM and certain of its direct and indirect subsidiaries filed on June 1, 2009 for protection under Chapter 11 of the U.S. Bankruptcy Code. On July 10, 2009, a substantial portion of GM began operations under a new corporate legal structure, called new GM, which acquired substantially all of the assets of the pre-bankruptcy GM. Under this process, we received payment on substantially all amounts invoiced at the time GM filed for bankruptcy and we entered into a Cure Agreement in which new GM assumed all principal contracts under which we conduct our business with them.

Environmental regulation

Our facilities and operations are subject to a wide variety of federal, state, local and foreign environmental laws, regulations, ordinances and directives. These laws, regulations, ordinances and directives, which we collectively refer to as environmental laws, include those related to air emissions, wastewater discharges, chemical and hazardous material, substance and waste management, treatment, storage or disposal, restriction on use of certain hazardous materials and the investigation and remediation of contamination. These environmental laws also require us to obtain permits for some of our operations from governmental authorities. These authorities can modify or revoke our permits and can enforce compliance through fines and injunctions. Our operations also are governed by laws relating to workplace safety and worker health, primarily the Occupational Safety and Health Act, its implementing regulations and analogous state laws and regulations, and foreign counterparts to these laws and regulations, which we refer to as employee safety laws. The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and employee safety laws.

We believe that the future cost of complying with existing environmental laws (or liability for known environmental claims) and employee safety laws will not have a material adverse effect on our business, financial condition and results of operations. However, future events, such as the enactment of new laws, changes in existing environmental laws and employee safety laws, or their interpretation, or the discovery of presently unknown conditions, may give rise to additional compliance costs or liabilities. For example, in January 2011, the U.S. Environmental Protection Agency began regulating greenhouse gas emissions from certain mobile and stationary sources pursuant to the Clean Air Act. Future legislative and regulatory initiatives concerning climate change or the reduction of greenhouse gas emissions could affect our business (including indirect impacts of regulation on business trends, such as customer demand), financial condition and results of operations. In addition, future international initiatives concerning climate change or greenhouse gas emissions could give rise to additional compliance costs or liabilities.

Certain environmental laws hold current and former owners or operators of land or businesses liable for their own, and as to current owners or operators only, for previous owners’ or operators’, releases of hazardous substances or wastes, and for releases at third-party waste disposal sites. Because of the nature of our operations, the long history of industrial uses at some of our facilities, the operations of predecessor owners or operators of certain of the businesses and the use, production and release of hazardous substances or wastes at these sites, we could become liable under environmental laws for investigation and cleanup of contaminated sites. Some of our current or former facilities have experienced in the past or are currently undergoing some level of regulatory scrutiny or investigation or remediation activities, and are, or may become, subject to further regulatory inspections, future requests for investigation or liability for past practices. For example, see “-Legal Proceedings-Grissom Air Force Base environmental matter.”

Asbestos Claims and Litigation

We have historically been named as a defendant in a number of lawsuits alleging exposure to asbestos and asbestos-containing products by former GM employees. We were successful in getting these matters dismissed on the grounds that the plaintiffs were employees of GM, not our company, following the 1994 asset purchase of the Delco Remy Division of GM. We also received an indemnification from GM concerning costs associated with asbestos exposure claims involving former GM employees. Following GM’s June 2009 filing for protection under Chapter 11 of the U.S. Bankruptcy Code, the indemnification and certain other arrangements were disputed. However, we recently negotiated a settlement of these issues with new GM whereby, through an Order of the United States Bankruptcy Court for the Southern District of New York, we were accorded protected party status, which requires that any future asbestos exposure claims by former GM employees be directed to an asbestos trust, rather than brought against us directly.

Legal proceedings

In the ordinary course of business, we are party to various pending and threatened legal actions and administrative proceedings related to our operations. We believe that no such matters, other than those discussed below, depart from customary litigation or other claims incidental to our business. Although the ultimate outcome of any legal matter cannot be predicted with certainty, we believe that the ultimate liability, if any, in excess of amounts already provided for in our financial statements in respect of all such matters will not have a material adverse effect on our financial position.

Oakley vs. Remy International, Inc.

In 2009, we elected to terminate our retiree medical program and modify our retiree life insurance coverage. On November 4, 2009, certain retirees filed a purported class action lawsuit in the U.S. District Court for Middle District of Tennessee, Nashville Division (Civil Action No.: 2:09cv107), titled Douglas Oakley, et al. v. Remy International, Inc., challenging our right to terminate such coverage provided to retirees who were members of the United Auto Workers union and their spouses. On April 1, 2010, this case was moved to U.S. District Court, Southern District of Indiana, Indianapolis Division. In November 2011, plaintiffs agreed to settle their claims with Remy and the court granted final approval to the settlement in December 2011. The settlement agreement included the establishment of a Retiree Reimbursement Account Program and was not considered material to the company.

Alternator recall

In the first quarter of 2010, we learned of a potential component deficiency in a limited number of our alternator products sold for a brief time after December 31, 2009. The root cause was tracked to a potential defect in a third party-supplied subcomponent that could, in certain cases on specific vehicle applications, result in a fire. We are unaware of any injuries associated with this issue to date. We notified the National Highway Traffic Safety Administration, or NHTSA, of the issue and conducted a voluntary campaign to recover the potentially affected units, and we have continued to report our progress to NHTSA in quarterly reports. We initiated these actions as part of a proactive effort to contain all potential products and promote consumer safety, and we have been able to recover a majority of the suspect units to date. As a result of this issue, we incurred $4.6 million in certain costs and customer reimbursement obligations during the year ended December 31, 2010. We submitted our last quarterly report to NHTSA on October 31, 2011 related to this alternator recall. As of December 31, 2011, we believe we were substantially complete with our recall obligations.

Grissom Air Force Base environmental matter

We were involved in settlement negotiations with the U.S. Department of Justice concerning a claim for reimbursement from us of up to 50% of past and future cleanup costs in connection with a former facility we leased on the Grissom Air Force Base. On June 9, 2011, we settled this matter with a Consent Decree in the U.S. District Court for the Northern District of Indiana, South Bend Division (captioned United States of America v. Western 25 Reman Industrial, Inc.) pursuant to which we were required to pay $300,000 to the United States Air Force for response costs.

Remy, Inc. vs. Tecnomatic S.p.A.

On September 12, 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic manufactured for us to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $100,000.

Tecnomatic filed a lawsuit on March 9, 2011 in U.S. District Court, N. D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities alleging breach of confidentiality agreement, misrepresentation and misappropriation of technology and requesting damages of $110.0 million. We believe this action is without merit and an attempt to push us to settle the prior case. The Illinois Court granted our motion to transfer the case to U.S. District Court, Southern District of Indiana, Indianapolis Division, and the two pending actions were merged by the Indiana Court. On June 22, 2012, the Court granted Remy’s motion to dismiss nine of twelve claims in the complaint. The trial date has not yet been determined.

Management

Our executive officers and the members of our board of directors as of the date of this prospectus are as follows:

Name	Age	Positions held

John H. Weber	56	President, Chief Executive Officer and Director

William P. Foley, II	67	Director and Chairman of the Board

Alan L. Stinson	66	Director and Chairman of the Audit Committee

Brent B. Bickett	48	Director

Lawrence F. Hagenbuch	46	Director

Norman Stout	55	Director and Chairman of the Compensation Committee

George P. Scanlon	54	Director

Fred Knechtel	52	Senior Vice President, Chief Financial Officer and Corporate Treasurer

John J. Pittas	57	Senior Vice President and Chief Commercial Officer

Gerald T. Mills	61	Senior Vice President and Chief Human Resources Officer

Mark McFeely	39	Senior Vice President and Chief Operations Officer

Set forth below is a brief description of the business experience of each of our executive officers and the members of the board of directors.

John H. Weber.    Mr. Weber was elected as our Chief Executive Officer and Director in January 2006. Prior to joining us, Mr. Weber served as President, Chief Executive Officer and Director of EaglePicher since July 2001. Prior to that, he had executive positions with GE, Allied Signal, McKinsey, Honeywell, Vickers and Shell. Mr. Weber holds an M.B.A. from Harvard University and a Bachelor of Applied Science in mechanical engineering from the University of Toronto.

William P. Foley, II.    Mr. Foley has served as Chairman of our board of directors since December 7, 2007. Mr. Foley has served as executive chairman of the board of directors for Fidelity National Financial, Inc., or FNF, a Fortune 500 company, since October 2006, and prior to that, as chairman of the board of its predecessor company since 1984. Mr. Foley also served as CEO of FNF from 1984 until May 2007. Mr. Foley also serves as vice chairman of the board of Fidelity National Information Services, part of the S&P 500. Mr. Foley also served as the chairman of Lender Processing Services, Inc., which was previously part of FNF, from July 2008 until March 2009, and, within the past five years, has served as a director of Florida Rock Industries, Inc. and CKE Restaurants, Inc. Mr. Foley’s qualifications to serve on our board include his 26 years as a director and executive officer of FNF, his experience as a board member and executive officer of public and private companies in a wide variety of industries, and his strong track record of building and maintaining stockholder value and successfully negotiating and implementing mergers and acquisitions.

Alan L. Stinson.    Mr. Stinson has served on our board of directors since December 7, 2007, as audit committee chairman since 2008, and as a compensation committee member from 2010 to

April 2011. Mr. Stinson is an employee of FNF and he has served in that position since January 1, 2012. Previously, Mr. Stinson served as Executive Vice President of FNF from October 2010 to December 31, 2011, as Chief Executive Officer of FNF from May 2007 to October 2010, and as Co-Chief Operating Officer from October 2006 until May 2007. Mr. Stinson joined FNF in October 1998 as Executive Vice President, Financial Operations and served as Executive Vice President and Chief Financial Officer of FNF from January 1999 until November 2006. Mr. Stinson was also named Chief Operating Officer of FNF in February 2006. Mr. Stinson is a member of the boards of directors of several companies in which FNF owns an interest. Mr. Stinson provides our board with significant experience in finance and accounting and executive leadership.

Brent B. Bickett.    Mr. Bickett has served on our board of directors since December 7, 2007, and currently serves on the Audit Committee and the Compensation Committee. Mr. Bickett is Executive Vice President, Corporate Finance of FNF. He joined FNF in 1999 as a Senior Vice President, Corporate Finance, served as an Executive Vice President—Corporate Finance from 2002 to 2006, as President of FNF from February 2006 until April 2008 and as Executive Vice President from April 2008 to present. Mr. Bickett also served as Executive Vice President—Corporate Finance of FIS from 2005 until June 2012. Since January 1999, Mr. Bickett has had primary responsibility for all merger and acquisition related activities, strategic investments and financing activities for FNF and its operating subsidiaries. Mr. Bickett brings these experiences to our board as we continue to develop and implement our strategic initiatives.

Lawrence F. Hagenbuch.    Mr. Hagenbuch has served on our board of directors since November 18, 2008, and is currently the Chief Operating Officer for J Hilburn,

Mr. Hagenbuch has served in senior management positions for SunTx Capital Partners, AlixPartners, GE / GE Capital, and American National Can. Mr. Hagenbuch has extensive experience in supply chain, operational and profitability improvements, and through his background as a consultant and in senior management roles at various companies, he brings to our board considerable experience in implementing lean manufacturing discipline and in creating innovative business and marketing strategies.

Norman Stout.    Mr. Stout has served on our board of directors since December 7, 2007, and since November 2011 has served as an investment professional with True North Venture Partners. Mr. Stout is also on the board of directors of EF Johnson Technologies. From August 2010 to November 2010, Mr. Stout served as interim CEO of EF Johnson Technologies. He previously served as Executive Chairman of Hypercom from December 2007 until August 2009 and Chairman until the company was sold in August 2011. Mr. Stout served as CEO of Mitel USA from August 2007 through June 2008. He previously served as CEO of Inter-Tel from February 2006 through August 2007 when Inter-Tel was acquired by Mitel USA. Mr. Stout had been with Inter-Tel since June 1998, and had served as Chief Strategy Officer and Chief Administrative Officer prior to becoming CEO. Mr. Stout brings to our board over 20 years of experience in senior management positions concentrating on strategic business growth and maximizing profitability.

George P. Scanlon. Mr. Scanlon was elected to our board of directors on October 18, 2012. Mr. Scanlon is the Chief Executive Officer of FNF and he has served in that capacity since October 2010. Previously, Mr. Scanlon served as Chief Operating Officer of FIS since June 2010. Prior to that, Mr. Scanlon served as Corporate Executive Vice President, Finance of FIS since February 2008 and became Chief Financial Officer of FIS in July 2008. Prior to joining FIS, Mr. Scanlon served as Executive Vice President and Chief Financial Officer of Woodbridge Holdings Corporation (formerly known as Levitt Corporation) since August 2004 and Executive Vice President and Chief Financial Officer of BFC Financial Corporation since April 2007. On November 9, 2007, Levitt and Sons LLC, a

wholly-owned subsidiary of Levitt Corporation, of which Mr. Scanlon was also an executive officer, voluntarily commenced a case under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Southern District of Florida. Prior to joining Levitt, Mr. Scanlon was the Chief Financial Officer of Datacore Software Corporation, an independent software vendor, from December 2001 to August 2004. Prior to joining Datacore, Mr. Scanlon was the Chief Financial Officer at Seisint, Inc., a technology company specializing in providing data search and processing products, from November 2000 to September 2001. Prior to that, Mr. Scanlon worked at Ryder System, Inc. from 1982 to 2000, most recently as Senior Vice President of Planning and Controller. In such capacity, he was responsible for accounting and financial reporting, as well as corporate planning, portfolio analysis and development. During his 18 year tenure at Ryder, Mr. Scanlon held various key financial and corporate finance positions, and was intimately involved in the company’s strategic acquisition and divestiture activities. Mr. Scanlon brings these experiences to our board as we continue to develop and implement our strategic initiatives.

Fred Knechtel.    Mr. Knechtel joined Remy in November 2009. Prior to joining us, Mr. Knechtel was CFO at Stanley Bostitch, a $550 million division of Stanley Works since 2007. From 2005 to 2007, Mr. Knechtel was Chief Financial Officer and Controller of DuPont Teijin Films—NA. His prior work experience includes financial positions with Northrop Grumman, Stern Stewart and Millennium Chemicals. Mr. Knechtel holds a B.E. in mechanical engineering from Stony Brook University and an M.B.A. in finance from Hofstra University.

John J. Pittas.    Mr. Pittas joined our company in 2006 and held various senior management positions before being appointed Chief Commercial Officer in January 2012. Prior to this, he served as president of the Wolverine Specialty Materials division of EaglePicher Automotive. Throughout his career, Mr. Pittas has held progressive positions with Honeywell, UOP and ARI Technologies, and has extensive experience in manufacturing leadership, customer service, sales, technical support and process engineering, including international market development and Six Sigma and other productivity program implementation.

Gerald T. Mills.    Mr. Mills joined our company in 2006 after serving as Vice President of Human Resources at NVR Inc. Previously he had served for three and a half years as the Senior Vice President of Human Resources for EaglePicher, and before that served for 28 years with Owens Corning in numerous plant, division and corporate human resources leadership positions. Mr. Mills holds an M.S. in human resources and a B.A. in political science from Miami University.

Mark McFeely.    Mr. McFeely joined our company in April 2012 as Senior Vice President and Chief Operations Officer of Remy International, Inc. after serving as Vice President, Operations of Meggitt Safety Systems Inc. since 2011. Mark has over 15 years of business experience in operations which included engineering, supply chain, planning, and sales and marketing. Mark held several operations leadership positions within divisions of Danaher Corporation from 2005 to 2011, including General Manager/Director of Jacobs Vehicle System Asia, General Manager and Vice President, Global Operations of Kollmorgen Vehicle Systems, and General Manager/Plant Manager of Pacific Scientific. Prior to 2005, Mark held several operations and business development leadership positions at Honeywell International Inc. and the Federal Emergency Management Agency (FEMA). He received a bachelor’s degree from Colorado State University and his Master of Business Administration degree from Penn State.

Each of Messrs. Weber, Pittas and Mills was an officer of our predecessor, Remy Worldwide Holdings, Inc., when it filed for bankruptcy protection in 2007. Mr. Weber held the position of Chief Executive Officer of EaglePicher until January 2005, and Mr. Mills held the position of

Senior Vice President, Human Resources, of EaglePicher until August 2005. EaglePicher and certain of its affiliates filed for bankruptcy in April 2005.

Messrs. Foley, Stinson and Bickett are currently serving on our board pursuant to designation rights granted to FNF pursuant to our certificate of incorporation. These rights will terminate upon completion of this offering.

The board

Our directors will be divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose term has expired. The term for Class I directors, which will initially consist of Messrs. Hagenbuch, Scanlon and Stout, will expire at the 2013 annual meeting. The term for Class II directors, which will initially consist of Messrs. Bickett and Stinson, will expire at the 2014 annual meeting. The term for Class III directors, which will initially consist of Messrs. Foley and Weber, will expire at the 2015 annual meeting.

Committees of the board

Following the offering, the standing committees of our board of directors will include the audit committee, the nominating and corporate governance committee, and the compensation committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit committee

The initial members of our audit committee following this offering will be Messrs. Stinson, Stout and Bickett, and Mr. Stinson will serve as the initial chairperson of this committee. This committee will be primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. This committee is responsible for assisting the board of directors’ oversight of:

•	the quality and integrity of our financial statements and related disclosure;
•	our compliance with legal and regulatory requirements;
•	the independent auditor’s qualifications and independence; and
•	the performance of our internal audit function and independent auditor.

The rules of the NASDAQ Capital Market require that each issuer have an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, one within 90 days after listing and the third within one year after listing. Our audit committee will comply with this rule within the required period after listing.

Our board of directors has determined that Mr. Stinson, the former CEO of FNF, is an audit committee financial expert as defined under applicable rules of the Securities and Exchange Commission. Our board of directors believes that its remaining audit committee members are financially literate and are capable of analyzing and evaluating the Company’s financial statements.

Nominating and corporate governance committee

This committee’s responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles.

Compensation committee

The initial members of our compensation committee following this offering will be Messrs. Stout, Stinson and Bickett, and Mr. Stout will serve as the initial chairperson of this committee. This committee will have two primary responsibilities:

•	to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and

•	to review and approve executive compensation and broad-based and incentive compensation plans.

We intend to comply with the applicable National Security Exchange listing rules requiring that only independent directors serve on the compensation committee and the nominating committee as soon as practicable, but in any event within the time period prescribed by the listing rules.

Compensation committee interlocks and insider participation

Norman Stout, chairman, Brent B. Bickett and Alan L. Stinson served on our compensation committee in 2011. During 2011, none of our executive officers served as a director or member of the compensation committee of any other entity that had any executive officer who served on our board of directors or compensation committee. See “Certain relationships and related party transactions” for a description of the participation of our directors and officers, including Messrs. Stinson, Bickett and Stout, in our rights offering in January 2011.

Code of business conduct and ethics

Our board has adopted a code of business conduct and ethics that is applicable to our employees, directors and officers, in accordance with the corporate governance rules of the NASDAQ Capital Market. A waiver of any provisions of this code may be made only by our board and will be publicly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ Capital Market. Following the offering, we intend to post our code of business conduct and ethics on our corporate website at http://www.remyinc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

Corporate governance guidelines

Our board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NASDAQ Capital Market.

Executive compensation

Compensation discussion and analysis

In this compensation discussion and analysis, we discuss our named executive officers’ compensation, including the objectives of our compensation programs and the rationale for each element of compensation. Our named executive officers in 2011 were:

•	John H. Weber, our President, Chief Executive Officer and Director;
•	Fred Knechtel, our Senior Vice President and Chief Financial Officer;
•	John J. Pittas, our Senior Vice President and the President of Remy Inc.;
•	Jesus Sanchez, our Senior Vice President and the President of Remy Power Products; and
•	Gerald T. Mills, our Senior Vice President and Chief Human Resources Officer.

The Compensation Committee of our board of directors administers our executive compensation program. The members of the Compensation Committee in 2011 were Norman Stout, Alan L. Stinson and Brent Bickett. Brent Bickett became a member of the Compensation Committee on February 2, 2011. The Compensation Committee has responsibility for establishing our compensation philosophy, setting compensation for our Chief Executive Officer and reviewing and approving compensation for our other named executive officers, upon the recommendation of our Chief Executive Officer.

The Compensation Committee believes that our compensation program should attract and retain individuals who hold key leadership positions and motivate those leaders to perform in the interest of promoting our profitable growth in order to create value for our stockholders, customers, and employees. Our named executive officers’ 2011 cash compensation consisted of base salary and an annual incentive for 2011. In 2011, our named executive officers were paid half of their respective previously granted performance-based cash incentive relating to the period from 2008 through 2010, which represents the only long-term cash-based incentives awarded to them during that three-year period. In 2011, the named executives were granted restricted stock that vests over a three-year period as a long term incentive, which is provided for in their employment agreements. Our named executive officers also vested in a portion of previously granted restricted stock that vests over a five-year period that included 2011, other than Mr. Knechtel, who did not have outstanding restricted shares from these prior years. These awards were related to our emergence from bankruptcy and the promoting of Mr. Pittas and hiring of Mr. Sanchez, as discussed below. We also provide our named executive officers other benefits consistent with those provided to other salaried employees, and some very limited benefits beyond those normally provided to salaried employees.

In 2007, we established base salary levels, annual incentive opportunities and long-term incentive opportunities for Messrs. Weber, Pittas and Mills. Except with respect to Mr. Pittas, whose compensation levels we increased in connection with his 2008 promotion, these compensation levels remained in effect until the executives’ prior employment agreements expired in 2010. We established Messrs. Knechtel’s and Sanchez’s base salary levels, annual incentive opportunities and long-term incentive opportunities in connection with their hiring in November 2009 and May 2008, respectively.

Between 2008 and 2010, our named executive officers’ incentive-based compensation consisted primarily of performance-based cash incentives tied to our attainment of key financial objectives. Starting in 2011, our approach to compensating our named executive officers changed. Annual salary levels did not change significantly, but annual cash incentive opportunities were significantly lower than previous levels and we started providing more long-term incentives through stock-based awards rather than cash. The following table compares our named executive officers’ 2010 base salaries, target annual incentive opportunities and target long-term incentive opportunities to those amounts for 2011. The 2011 amounts reflect amounts we agreed to and that are set forth in the named executive officers’ employment agreements executed in August 2010.

	Base salary		Target annual incentive opportunity			Target long-term incentive opportunity
Name	2010(1)	2011(2)	2010	2011(3)	2011 (% of salary)	2010(4)		2011(5)	2012(6)

John H. Weber	$906,250	$950,000	$2,400,000	$1,425,000	150%	$4,000,000		$3,000,000	$3,000,000
Fred Knechtel	270,833	300,000	250,000	180,000	60%	250,000	(7)	600,000	900,000
John J. Pittas	422,500	440,000	650,000	308,000	70%	1,200,000		1,250,000	1,250,000
Jesus Sanchez(8)	313,333	325,000	305,000	227,500	70%	500,000	(7)	1,250,000	—
Gerald T. Mills	375,000	375,000	400,020	206,250	55%	660,000		600,000	600,000

(1)	Reflects total base salary earned in 2010 as shown in the Summary Compensation Table.

(2)	Reflects 2011 base salary levels established effective August 1, 2010.

(3)	Reflects target incentive opportunity for 2011, based on the executive’s current base salary.

(4)	Reflects target incentive opportunity under the Three-Year Plan, which is discussed below. The target opportunity is based on performance over the period from 2008 to 2010, and was the only long-term cash-based incentive awarded to the named executive officers during the three-year period. The amount shown in the Summary Compensation Table reflects the entire target amount over the three-year period, not an annualized portion of the total award.

(5)	Reflects the dollar value of the long-term incentive grant made in 2011. The 2011 grant is in the form of restricted stock with performance and service-based vesting conditions.

(6)	Reflects the dollar value of the long-term incentive grant made in 2012. The 2012 grant is in the form of restricted stock with performance and service based vesting conditions.

(7)	Messrs. Knechtel’s and Sanchez’s target opportunities under the Three-Year Plan were proportionately adjusted to reflect the fact that they were not employed by us during the entire three-year performance period that the incentive covered.

(8)	Mr. Sanchez’s employment was terminated on February 4, 2012.

Our approach to compensating our named executive officers in 2012 will be consistent with the approach we took in 2011, with an emphasis on stock-based incentives. For example, in February of 2012, we granted restricted stock awards with terms that were substantially similar to the terms of the 2011 restricted stock grants described below. The grant date fair values of the 2012 grants were the same as the amounts shown above, except that Mr. Knechtel’s award had a grant date fair value of $900,000. The increase to Mr. Knechtel’s grant size was made to bring his compensation more in line with the compensation provided to chief financial officers at our peers, as reflected in the peer group data described below.

Role of executive officers and compensation consultant in compensation decisions

The allocation of our named executive officers’ compensation among the various components, and determinations regarding compensation levels and opportunities, is not formulaic. It reflects the Compensation Committee’s business judgment, which is influenced by a number of objective and subjective considerations, including consideration of how other companies compensate their named executive officers, as reflected in marketplace data provided by the Compensation Committee’s compensation consultant, judgments about the relative amounts of regularly-paid fixed compensation and variable stock-based and cash-based incentives that are needed to attract and retain talented and experienced executive officers, subjective judgments about the relative skills, experience, and past performance of the named executive officers and their roles and responsibilities within the organization, and judgments about the extent to which the named executive officers can impact the company-wide performance and creation of long-term stockholder value. Further discussion of the specific objectives behind each of the components of our named executive officers’ compensation is below.

The Compensation Committee receives assistance from our corporate human resources department with respect to historical data, and may, from time to time, solicit advice from outside consultants in determining marketplace compensation amounts, standards and trends. Our Chief Executive Officer makes recommendations to the Compensation Committee with respect to the other named executive officers’ compensation. The Compensation Committee makes the final determination on the compensation of the Chief Executive Officer and the other named executive officers. The Compensation Committee also has the authority to solicit advice from legal, compensation, accounting or other consultants as it deems necessary.

The Compensation Committee has engaged Strategic Compensation Group, an independent compensation consultant, to provide market data on executive compensation levels and advice on incentive design considerations. In connection with this engagement, the Compensation Committee instructed Strategic Compensation Group to provide general advice on compensation trends and alternatives as well as specific design recommendations and compensation levels. Strategic Compensation Group was selected by and reports directly to the Compensation Committee, receives compensation only for services related to executive compensation issues, and neither it nor any affiliated company provides any other services to us.

Elements of compensation earned by our named executive officers in 2011

Base salary

We intend for the named executive officers’ base salaries to provide a level of assured, regularly-paid, cash compensation. The named executive officers’ base salary levels are set forth in their employment agreements. The agreements specify that their base salary levels may not be decreased. Other than with respect to Mr. Mills, the Compensation Committee determined to increase our named executive officers’ salaries when entering into new employment agreements in 2010. In approving an increase for Messrs. Weber and Pittas, the Compensation Committee considered that they had not received a salary increase in over two years and that it was appropriate to raise their salaries in order to reward them and to encourage retention. In approving Mr. Sanchez’s increase, the Compensation Committee noted that his salary was below the market. With respect to Mr. Knechtel, the Compensation Committee believed that a raise in salary that was a higher percentage than the other named executive officers was necessary because his salary was set lower than the level of the other named executive officers when he was hired in November 2009. At his prior employer, Mr. Knechtel was the Chief Financial Officer of a division, and, upon being hired by us, was serving as Chief Financial Officer of a company group for the first time in his career. The Compensation Committee believed it was appropriate initially to set his salary at this lower rate, and then review his performance continually. The significant raise in 2010 was intended to bring his salary more in line with the level of the other named executive officers and with that of our prior Chief Financial Officer. With respect to Mr. Mills, the Compensation Committee believed that his salary was at an appropriate level for an executive in his position and, accordingly, did not adjust it. We did not increase our named executive officers’ salaries in 2011.

Annual incentive plan

Through an annual incentive plan, we provide our named executive officers with the opportunity to earn annual cash payments based upon achievement of specific objectives established in the first quarter of each year. The performance goals under the annual incentives are intended to focus our named executive officers on attainment of annual, objectively determinable business objectives. The annual incentive program plays an important role in our approach to total compensation. It motivates participants to focus on improving our performance on key financial measures during the year, and it requires that we achieve defined, objectively determinable goals before participants become eligible for an incentive payout. The plan also allows for individual performance adjustments plus or minus up to 25%, provided that the sum of all adjustments does not exceed the original sum of the total payout attainment of the incentive pool.

In the first quarter of each year, the Compensation Committee establishes the performance measures, the weightings between the measures, threshold, target and maximum goals for each measure, and the annual incentive amounts that will be earned by each named executive officer depending on the extent to which the performance goals are achieved. We selected adjusted EBITDA and adjusted operating cash flow before capital expenditures and interest (adjusted operating cash flow) as the 2011 performance measures in order to focus our named executive officers on profitability and the efficient use of cash. The adjusted EBITDA measure we used for the annual incentives is based on adjusted EBITDA as described in this prospectus under “Management’s discussion and analysis of financial condition and results of operations-Adjusted EBITDA,” but with additional adjustments. In the following discussion, we refer to this adjusted EBITDA measure as “incentive plan adjusted EBITDA.” Adjusted operating cash flow means the change in cash plus the changes in debt, equity, dividends, interest, and capital expenditures. The adjustments made in calculating the corporate and business unit incentive plan adjusted EBITDA and adjusted operating cash flow are discussed below. Messrs. Weber’s, Knechtel’s and Mills’ entire annual incentive is based on our incentive plan adjusted EBITDA and adjusted operating cash flow, which we refer to as the “corporate” incentive, while 80% of Messrs. Pittas’ and Sanchez’s incentive is based on the incentive plan adjusted EBITDA and adjusted operating cash flow of their respective business units, and 20% is based on the corporate incentive. Eighty percent of the corporate and business unit 2011 incentive was based on incentive plan adjusted EBITDA and 20% was based on adjusted operating cash flow.

The 2011 corporate incentive plan adjusted EBITDA and adjusted operating cash flow thresholds, targets and results under the annual incentive plan were as follows:

Incentive Plan Adjusted EBITDA				Adjusted Operating Cash Flow
			(in thousands)
Threshold	Target	Maximum	Adjusted result	Threshold	Target	Maximum	Adjusted result
$136,440	$151,600	$166,760	$172,115	$93,870	$104,300	$114,730	$100,868

The 2011 incentive plan adjusted EBITDA and adjusted operating cash flow thresholds, targets and results for Remy Inc., which is Mr. Pittas’ business unit, were as follows:

Incentive Plan Adjusted EBITDA				Adjusted Operating Cash Flow
			(in thousands)
Threshold	Target	Maximum	Adjusted result	Threshold	Target	Maximum	Adjusted result
$85,320	$94,800	$104,280	$102,694	$62,250	$72,500	$79,750	$78,459

The 2011 incentive plan adjusted EBITDA and adjusted operating cash flow thresholds, targets and results for Remy Power Products, which is Mr. Sanchez’s business unit, were as follows:

Incentive Plan Adjusted EBITDA				Adjusted Operating Cash Flow
			(in thousands)
Threshold	Target	Maximum	Adjusted result	Threshold	Target	Maximum	Adjusted result
$56,970	$63,300	$69,630	$80,356	$47,610	$52,900	$58,190	$51,807

The tables above reflect the incentive plan adjusted EBITDA and adjusted operating cash flow results, which were calculated with adjustments to offset the impact of necessary, but unbudgeted, strategic decisions because we do not think our named executive officers’ compensation should be impacted by events that do not reflect the underlying operating performance of the business. The adjustments were one-time adjustments for items that were not included in our annual operating plan. We adjusted actual corporate adjusted EBITDA and adjusted operating cash flow results to reflect the effect of costs relating to our initial public offering, acquisition costs and the settlement impact from our successful intellectual property litigation claims. We adjusted our actual Remy Inc. operations adjusted EBITDA and adjusted operating cash flow results to reflect the effect of a Korean insurance settlement and more efficient spending on key business initiatives. We adjusted our actual Remy Power Products adjusted EBITDA and adjusted operating cash flow results to reflect a new agreement with a customer. All of the adjustments were approved by our Audit Committee and Compensation Committee.

The incentive plan adjusted EBITDA and adjusted operating cash flow threshold, target and maximum levels were chosen based upon our business plan for 2011 as approved by our board of directors. The threshold, target and maximum payment opportunities under our annual incentive plan and the amount of our named executive officers’ 2011 incentive awards based on the 2011 performance results are reflected in the table below. Based on our 2011 company performance, the corporate payout attainment was 136.7%, the Remy Inc. payout attainment was 141.26% and the Remy Power Products payout attainment was 137.94%. Individual performance adjustments were made for 2011 for Mr. Knechtel, who was adjusted +20% and Mr. Sanchez, who was adjusted -25%. We increased Mr. Knechtel’s annual incentive payout based on an internal pay equity assessment among our executives. We decreased Mr. Sanchez’s annual incentive payout because, consistent with our past practice, we generally exercise discretion to decrease the payout for employees whose employment has been terminated by 25%.

Name	Threshold	Target	Maximum	2011 Incentive earned

John H. Weber	$712,500	$1,425,000	$2,137,500	$1,947,975
Fred Knechtel	90,000	180,000	270,000	295,272
John J. Pittas	154,000	308,000	462,000	428,926
Jesus Sanchez	113,750	227,500	341,250	234,937
Gerald T. Mills	103,125	206,250	309,375	281,944

All targets are based on employment agreements entered into in 2010. When we entered into these new employment agreements with our named executive officers, as part of our shift toward emphasis on stock-based, rather than cash, incentives, we established new, lower target cash incentive opportunities for 2011 and future years. These are described in the narrative description of the agreements that follows the Grants of Plan-Based Awards Table. The 2011 amounts, which are based on a percentage of the named executive officer’s salary rather than a set dollar amount, are less than the 2010 targets. The reason for the decrease is that, as discussed above, we made more of our named executive officers’ compensation stock-based in 2011 than it was in 2010.

2008—2010 Long-term incentive awards (Three-Year Plan)

In connection with our emergence from bankruptcy in 2007, we established a long-term incentive plan, which we refer to as the “Three-Year Plan.” The Three-Year Plan was intended to focus our named executive officers on achieving our adjusted EBITDA goals for 2008, 2009 and 2010 and to establish Remy as a viable independent organization.

The awards under the Three-Year Plan were earned upon the attainment of cumulative adjusted EBITDA objectives established by our board of directors relating to the three-year period beginning January 1, 2008 and ending December 31, 2010. The adjusted EBITDA goals were based upon our operating plan, which was originally established prior to 2008 for each of the years covered. The goals were then updated each year to match any updates made to our annual operating plan. To determine the amount earned, cumulative incentive plan adjusted EBITDA was calculated at the end of the three-year period. If the threshold goal was achieved, the named executive officers earned 50% of their target incentives. If the target goal was achieved, the named executive officers earned 100% of their target incentives. If the maximum goal was achieved, the named executive officers earned 150% of their target incentives. For performance between these levels, payouts were determined by interpolation. The percentages of our operating plan that constituted threshold, target and maximum levels were negotiated with our primary bondholder at the time of our emergence from bankruptcy.

The threshold cumulative three-year goal was $255.7 million, which was 85% of the cumulative three-year adjusted EBITDA target in our operating plan. The target goal was $300.3 million, which was 100% of the cumulative three-year adjusted EBITDA target in our operating plan. The maximum goal was $344.9 million, which was 115% of the cumulative three-year adjusted EBITDA target in our operating plan. The actual incentive plan adjusted EBITDA achieved during the three-year period was $339.7 million, or 113.1% of the target. The incentives earned by our named executive officers with respect to these awards, which equaled 144.1% of their target opportunity, were approved by the Compensation Committee. To determine the amounts earned, each year’s adjusted EBITDA results were adjusted in the same manner as was done when calculating incentive plan adjusted EBITDA in the annual incentive plan. Each year, the adjustments were approved by our Audit Committee and our Compensation Committee and then the board of directors. For 2010, the adjustments reflect the effect of our 2010 rights offering which closed in January 2011, a legacy environmental accrual, costs of an unplanned inventory write off and costs for consultants to analyze aftermarket pricing dynamics in our industry, to manage negotiations related to a project in China and to provide a strategic analysis of the China aftermarket. For 2009, the adjustments were for the recovery of insurance proceeds in a settlement, a one-time sale of inventory, a one-time settlement, and costs for auditors and tax advisors related to accounting for a one-time transaction, research and accounting treatment for reclassification of expenses, forward tax planning, advice regarding research and development tax credits and services in connection with the Mexico organizational structure. For 2008, the adjustments were for expenses formerly allocated to a subsidiary that was sold, cost of accounting services related to a change in accounting classification of factored receivables and the amortization of customer contracts and costs for a tax consultant for forward tax planning.

Each of our named executive officers was assigned a target opportunity under the Three-Year Plan, which is described in the narrative description of the employment agreements that follows the Grants of Plan Based Awards table. The targets for Messrs. Weber, Mills and Pittas were agreed to with our primary bondholder at the time of our emergence from bankruptcy. When Mr. Pittas was promoted in February 2008, his target opportunity was adjusted upwards to reflect his new role with us and his responsibility for a business unit that had twice the revenue of the business unit he headed before being promoted. When Messrs. Knechtel and Sanchez were hired, their target opportunities were determined by our Chief Executive Officer and Chief Human Resources Officer, and approved by the Compensation Committee, based upon their view of the appropriate target opportunity for an executive in their position, but prorated since they were not employed by us during the entire three-year period of the plan.

The plan provided that the named executive officers would become 100% vested in any incentive earned under this plan on December 31, 2010, provided they were not terminated by us for cause, and they did not resign without good reason, before that date. If a named executive officer’s employment had terminated for any reason other than by us for cause or by the executive for good reason, he would have received a pro-rated portion of his incentive based on actual results and the portion of the three-year period that he was employed. The incentives are payable in two equal installments. The first half was paid on March 15, 2011, and the second half was paid on January 15, 2012.

Equity awards

2007 and 2008 equity awards

In connection with our emergence from bankruptcy on December 6, 2007, Messrs. Weber, Pittas and Mills received restricted stock awards of 297,368 shares of Remy common stock, in the aggregate. The size of the stock grants was negotiated with our primary bondholder at the time of our emergence from bankruptcy. Upon his promotion, Mr. Pittas subsequently received an additional award of 17,895 shares of restricted stock to reflect his new role with us and the greater responsibilities that came with that role. Mr. Sanchez received an award of 25,000 shares of restricted stock, which was negotiated with him at the time of his hiring, and reflected our Chief Executive Officer’s and Chief Human Resource Officer’s judgment of an appropriate grant level that would serve as an incentive for him to join us. This award was approved by the Compensation Committee. Mr. Knechtel was not granted restricted stock upon his hiring because he joined us late in 2009.

2011 equity awards

The employment agreements we entered into with our named officers in 2010 provide for an annual incentive payable in either cash or equity for the duration of the agreement. The incentive awarded in 2011 was paid in restricted stock at the designated amounts set forth in each of our named executive officers employment agreements. These shares were granted under our omnibus incentive plan, which is described below under the section entitled “New plans adopted for 2011 and future years.” On January 4, 2011, Mr. Weber received 272,727 shares of our common stock, each of Messrs. Knechtel and Mills received 54,545 shares of our common stock, and each of Messrs. Pittas and Sanchez received 113,636 shares of our common stock. The awards vest 33% on the first three anniversaries of the grant date in two equal portions: 50% upon each anniversary based on service, and 50% on each anniversary based on the achievement of specified annual incentive plan adjusted EBITDA results for 2011, 2012 and 2013. For 2011, the minimum incentive plan adjusted EBITDA threshold was $113.9 million, with a target amount of $134.0 million. For 2012, the minimum incentive plan adjusted EBITDA threshold will be $123.3 million, with a target amount of $145 million. For 2013, the minimum incentive plan adjusted EBITDA threshold will be $152.2 million, with a target amount of $179 million. Fifty percent of the applicable equity vesting for a performance period will occur if the minimum incentive plan adjusted EBITDA result is met, and a pro rata vesting will occur for results that are between the minimum and the target. If our incentive plan adjusted EBITDA for any particular performance period exceeds the target, the excess is carried forward to the following year’s performance achievement.

As noted above in the section “Annual incentive plan,” our incentive plan adjusted EBITDA for 2011 was $172.1 million. Accordingly, 100% of the portion of the 2011 grant of restricted stock awards that were eligible to vest based on our performance in 2011 vested, subject to continued employment, and the amount by which the 2011 incentive plan adjusted EBITDA exceeded the target will be carried over when measuring 2012 performance.

Deferred compensation plan

Our named executive officers were eligible to participate in our Deferred Compensation Plan, or DCP. This plan was intended to help to attract and retain employees by providing them with the opportunity to defer receipt of their compensation and plan for retirement taking into consideration that our named executive officers do not participate in any tax-qualified defined benefit pension plan. The DCP allowed eligible employees to defer receipt of portions of their base salary and annual incentive awards and to receive matching company contributions which cannot be provided under our qualified savings plan, due to limitations under the Internal Revenue Code of 1986. In March 2011, the Compensation Committee terminated the matching company contributions effective April 1, 2011. Subsequently, the Compensation Committee decided to terminate the plan effective December 31, 2011. All participants will be paid their after-tax account balances on December 31, 2012 under the terms of the plan.

Supplemental executive retirement plan

Our Chief Executive Officer, in accordance with the terms of his employment agreement, participates in the Supplemental Executive Retirement Plan, or the SERP, which is a nonqualified plan. The intent of the SERP is to provide additional retirement benefits to our Chief Executive Officer, and it was agreed to when he originally entered into an employment agreement with us in 2006. Our Chief Executive Officer is fully vested in the SERP and is the only active employee in the SERP.

Employment agreements

We entered into employment agreements with our named executive officers effective as of August 1, 2010, to replace their agreements that expired at the end of 2010.

The employment agreements included the target opportunities for 2010 annual incentives and the Three-Year Plan, and new annual incentive targets for 2011 and future years. To ensure that the named executive officers are protected against the loss of their positions in certain circumstances, their employment agreements include severance provisions. The Compensation Committee believes that it is in the best interests of our company and our stockholders to offer such protection to executive officers because we compete for executive talent in a highly competitive market in which companies routinely offer similar benefits to senior executives.

Mr. Mills’ agreement provides that if he remains continuously employed with us through September 2011, all previously granted stock and any future grants of stock granted prior to December 31, 2011 will vest in accordance with their original vesting schedules even if he is no longer employed, as long as he continues to make himself available at no additional compensation through the vesting date to perform consulting services on a limited basis. The provision is conditioned on his not violating any of the confidentiality, non-competition and non-solicitation provisions of the agreement. The rationale for the provision is that we felt we needed to ensure that he remain with us through the critical period of 2011.

The employment agreements are discussed in more detail in the narrative that follows the Grants of Plan Based Awards table and in the Potential Payments Upon Termination or a Change in Control section.

Perquisites and other personal benefits

Employment agreements in effect prior to July 31, 2010 had provisions for supplemental living allowances for Messrs. Mills, Sanchez, Knechtel and Pittas. Under the new employment agreements, only Mr. Mills and Mr. Sanchez receive after tax, monthly payments of one thousand dollars ($1,000) and two thousand three hundred dollars ($2,300), respectively. The payments are intended to cover miscellaneous expenses incurred by them in connection with working at their respective locations which were not in the same geographic area as their primary residence and to avoid substantial relocation costs. In addition, Mr. Knechtel’s original employment agreement covered expenses associated with his relocation to the greater Indianapolis area.

In addition, we offer a personal umbrella liability insurance policy for senior leaders in our organization, including our named executive officers.

See the table under the caption entitled “—Summary compensation table-All other compensation” for amounts paid in 2011, designated as “Supplemental Living Allowance” and “Premiums for Personal Umbrella Liability policy”.

Use of marketplace data in compensation decisions

Although marketplace compensation data does not drive our compensation decisions, we do consider it. We considered marketplace data provided by Strategic Compensation Group in 2010 when establishing the compensation terms in the new employment agreements, including our named executive officers’ salaries and target incentive opportunity levels for 2011 and future years. The data served as a point of reference for the Compensation Committee’s determinations in connection with the new employment agreements, but the committee ultimately made compensation decisions based on a subjective assessment of the totality of the executive’s experience, performance and value to Remy, and it did not target any particular percentile of the data.

The data consisted of a general executive compensation survey on over 800 companies prepared by Towers Perrin, to which we applied a formula contained in the survey that allows for the adjustment of the survey’s compensation amounts to take into account differences in revenue between the survey companies and us; a general executive compensation survey on over 3,000 companies prepared by Kenexa called CompAnalyst Executive, with a specific focus on companies with revenue between $800 million and $1.3 billion; and a custom comparator group of 13 companies that were selected, with our input, by Strategic Compensation Group, which ranged in revenue size from $419 million to $1.9 billion. The customized group of 13 companies is from the following industries: auto parts and equipment, aerospace, heavy truck and machinery, and electrical components and equipment. The companies in the customized comparator group were:

• AAR Corp.	• Sunpower Corp.
• Accuride Corp.	• Superior Industries Intl.
• Belden Inc.	• Transdigm Group Inc.
• Curtiss-Wright Corp.	• Wabco Holdings Inc.
• Enersys Inc.	• Wabtec Corp.
• Federal Signal Corp.	• Woodward Governor Co.
• Hexcel Corp.

In late 2011, three additional companies were added to this list to gain a broader sampling of compensation data to help drive our decisions. The three added companies were Allison Transmission, Modine Manufacturing and Tower International. We considered this entire group of 16 companies when determining 2012 equity grants.

Tax implications of executive compensation

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction available to companies with publicly traded stock for compensation paid for any fiscal year to the corporation’s Chief Executive Officer and the three other most highly compensated executive officers as of the end of the fiscal year, other than the Chief Financial Officer. The Compensation Committee intends to consider section 162(m) when structuring and approving incentive awards when this provision applies to us in the future. The Compensation Committee may, however, approve compensation that does not meet section 162(m)’s requirements.

Accounting implications of executive compensation

For our cash awards, we follow the principles set forth in ASC 710, Compensation-General, pursuant to which we recognize a compensation expense ratably over the requisite service period, resulting in an accrued liability at the full eligibility date equal to the then present value of all of the future benefits expected to be paid.

We recognize compensation expense of all stock-based awards pursuant to the principles set forth in ASC 718, Compensation-Stock Compensation. Consequently, we record a compensation expense in our financial statements over the requisite service period for equity-based awards.

New plans adopted for 2011 and future years

Omnibus incentive plan

In October 2010, the board of directors approved a new stock incentive plan called the Remy International Inc. Omnibus Incentive Plan, which we refer to as the omnibus incentive plan. The omnibus incentive plan was amended as of March 24, 2011. The following describes the omnibus incentive plan as amended.

The omnibus incentive plan permits us to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares,

performance units and other cash or share based awards. Our employees, directors and consultants are eligible to participate. Actual participation, as well as the terms of the awards to those participants, will be determined by the Compensation Committee or other committee that the board of directors selects.

Subject to adjustment pursuant to the anti-dilution provisions of the plan, the omnibus incentive plan provides that the maximum number of shares of our common stock that may be delivered pursuant to awards under the plan is 5,500,000. Awards of restricted stock in respect of 1,592,259 shares have been granted under the omnibus incentive plan, which leaves 3,907,741 shares available for future awards. Subject to adjustment pursuant to the anti-dilution provisions of the plan, the omnibus incentive plan contains the following limitations of awards under the plan: the maximum number of our shares with respect to which stock options may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of stock appreciation rights that may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares of restricted stock that may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares with respect to which restricted stock units may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares with respect to which performance shares may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum amount of compensation that may be paid with respect to performance units awarded to any participant in any fiscal year is $4,000,000 or a number of shares having a fair market value not in excess of that amount; the maximum amount of compensation that may be paid with respect to other awards awarded to any participant in any fiscal year is $4,000,000 or a number of shares having a fair market value not in excess of that amount; and the maximum dividend or dividend equivalent that may be paid to any participant in any fiscal year is $4,000,000.

The committee that administers the plan may specify that the attaining of performance measures will determine the degree of granting, vesting and/or payout with respect to awards that the committee intends to qualify for the performance-based exception from the tax deductibility limitations of section 162(m) of the Internal Revenue Code. If the committee determines to grant these types of performance-based awards, it may grant them subject to the attainment of the following performance measures: earnings per share, EBITDAR, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to the performance measures may be established at such levels and on such terms as the committee administering the plan may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards (including any related dividends or dividend equivalents) that are not intended to qualify for the performance-based exception under section 162(m) may be based on these or such other performance measures as the committee may determine. Achievement of performance goals in respect of awards intended to qualify under the performance-based exception will be measured over a performance period, and the goals will be established not later than 90 days after the beginning of the performance period or, if less than 90 days, the number of days that is equal to 25% of the relevant performance period applicable to the award. The committee administering the plan will have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that awards that are designed to qualify for the performance-based exception may not be adjusted upward (the committee may, in its discretion, adjust those awards downward).

Annual incentive plan

In March 2011, the Compensation Committee approved a new annual incentive plan for 2011 and future years, under which employees selected by the Compensation Committee are eligible to participate. The Compensation Committee will establish the performance objective or objectives each year for the participants’ awards, which will be based upon one or more of the following performance measures: earnings per share, EBITDAR, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, inventory or capital turn, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Compensation Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. The Compensation Committee will have discretion to adjust the amount of any incentive award that would otherwise be payable to a participant; provided, however, that incentive awards which would be subject to section 162(m) of the Internal Revenue Code may not be adjusted upward, although the Compensation Committee may, in its discretion, adjust those incentive awards downward. Awards that are not intended to qualify for the performance-based compensation exception to section 162(m) of the Internal Revenue Code may be based on these or such other performance measures as the Compensation Committee may determine. The maximum incentive award that may be paid under the new annual incentive plan to a participant during any fiscal year is $4,000,000.

Summary compensation table

The following Summary Compensation Table includes all base salary, incentives and other compensation earned by our named executive officers in 2011:

Name and principal position	Year	Salary (1) ($)	Stock awards (2) ($)	Non-equity annual incentive (3) ($)	Non-equity LTI (4) ($)	Total non-equity incentive plan compensation (5)	Change in pension value and non-qualified deferred compensation earnings (6) ($)	All other compensation (7) ($)	Total ($)

John H. Weber, Chief Executive Officer and Director	2011	950,000	3,000,000	1,947,975	—	1,947,975	570,214	89,716	6,557,905
	2010	906,250	—	3,600,000	5,764,960	9,364,960	251,078	150,982	10,673,270

Fred Knechtel, Chief Financial Officer	2011	300,000	600,000	295,272	—	295,272	—	87,752	1,283,024
	2010	270,833	—	375,000	360,310	735,310	—	53,864	1,060,007

John J Pittas, Senior Vice President and President of Remy Inc.	2011	440,000	1,250,000	428,926	—	428,926	—	53,167	2,172,093
	2010	422,500	—	975,000	1,729,488	2,704,488	—	42,612	3,169,600

Jesus Sanchez, Senior Vice President and President of Remy Power Products (8)	2011	325,000	1,250,000	234,937	—	234,937	—	63,707	1,873,644
	2010	313,333	—	457,500	720,620	1,178,120	—	51,278	1,542,731

Gerald T. Mills, Senior Vice President and Chief Human Resources Officer	2011	375,000	600,000	281,944	—	281,944	—	55,517	1,312,461
	2010	375,000	—	600,030	951,218	1,551,248	—	51,844	1,978,092

(1)	Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to defer receipt of salary, if any, into our qualified savings plan or deferred compensation plans.

(2)	Represents the aggregate grant date fair value in accordance with FASB ASC Topic 718 of restricted stock granted on January 4, 2011 of $11.00 per share. The shares vest 33% on the grant date anniversary over three years and in two equal portions, 50% upon each anniversary of the grant date and 50% upon the achievement of annual EBITDA results for 2011, 2012 and 2013. These amounts represent 100% of the maximum awards.

(3)	Represents amounts earned in 2011 and 2010 under the annual incentive plan (paid in 2011 and 2012).

(4)	Represents amounts earned in 2010 with respect to the three-year period from 2008 to 2010 under the Three-Year Plan (paid half in 2011 and half in 2012).

(5)	Represents the total of the prior two columns.

(6)	Represents the change in the actuarial present value of the accumulated pension benefit under the SERP during the year for Mr. Weber.

(7)	Refer to the table below under “—All other compensation.”

(8)	Mr. Sanchez’s employment terminated on February 4, 2012.

All other compensation

The table below shows the components of “All other compensation” for the named executive officers for 2011.

Compensation	John H. Weber	Fred Knechtel	John J. Pittas	Jesus Sanchez	Gerald T. Mills

Supplemental Living Allowance(1)	$—	$43,084	$—	$27,600	$12,000
Tax Gross-ups for Living Allowance(1)	—	22,142	—	4,599	5,891
Premiums for Personal Umbrella Liability Insurance Policy	700	700	700	700	700
Qualified Savings Plan Matching Contributions	9,800	9,800	9,800	9,800	9,800
DCP Matching Contributions(2)	79,216	12,026	42,667	21,008	27,126

Total	$89,716	$87,752	$53,167	$63,707	$55,517

(1)	See the discussion of supplemental living allowance and Mr. Knechtel’s relocation benefits under the heading “Perquisite and other personal benefits.”

(2)	DCP matching contributions are also reflected in the “Nonqualified deferred compensation plan” below. Matching contributions were terminated effective April 1, 2011 and the Compensation Committee subsequently elected to terminate the DCP effective December 31, 2011.

Grants of plan-based awards table

The following table sets forth information concerning plan-based awards granted during the 2011 fiscal year to our named executive officers.

		Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2) (3)			All other stock awards (2)(4) ($)	Grant date fair value of stock awards (5) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)

John H. Weber		712,500	1,425,000	2,137,500

	1/4/2011				750,000	1,500,000	1,500,000	1,500,000	3,000,000
Fred Knechtel		90,000	180,000	270,000

	1/4/2011				150,000	300,000	300,000	300,000	600,000
John J. Pittas		154,000	308,000	462,000

	1/4/2011				312,500	625,000	625,000	625,000	1,250,000
Jesus Sanchez		113,750	227,500	341,250

	1/4/2011				312,500	625,000	625,000	625,000	1,250,000
Gerald T. Mills		103,125	206,250	309,375

	1/4/2011				150,000	300,000	300,000	300,000	600,000

(1)	Amounts shown in the table reflect awards granted under the 2011 annual incentive plan.

(2)	Because the equity incentive awards are denominated in dollars, but payable in stock, the table reflects the dollar value of the grants. The total number of shares granted under these equity incentive plan awards to each named executive officer were as follows: 272,727 shares for Mr. Weber, 54,545 shares for Mr. Knechtel, 113,636 shares for Mr. Pittas, 113,636 shares for Mr. Sanchez and 54,545 shares for Mr. Mills. Under this award, 50% of the shares are time-based and reflected in the “All Other Stock Awards” column, and 50% are performance based and reflected in the “Estimated Possible Payouts under Equity Incentive Plan Awards” columns.

(3)	Amounts shown represent the portion of the stock grant on January 4, 2011 under our omnibus incentive plan that is subject to performance performance-based vesting in one-third increments on each of the first, second and third anniversaries of the date of grant, based on our incentive plan adjusted EBITDA results in 2011, 2012 and 2013. The awards will vest pro rata for performance between threshold and target.

(4)	Amounts shown represent the portion of the stock grant on January 4, 2011 under our omnibus incentive plan that is subject to time-based vesting in one-third increments on each of the first, second and third anniversaries of the date of grant.

(5)	Amounts shown represent the grant date fair value in accordance with FASB ASC Topic 718 of $11 per share.

As discussed in the Compensation Discussion and Analysis and as reflected in the named executive officers’ employment agreements, beginning in 2011, annual cash incentive opportunities were significantly lower than they were in previous years.

Narrative discussion for summary compensation table and grants of plan-based awards table

Employment agreements

We have entered into employment agreements with our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found in the Potential Payments upon Termination or a Change in Control section. The following descriptions are based on the terms of the agreements as of December 31, 2011.

John H. Weber

We entered into an amended and restated employment agreement with Mr. Weber effective as of August 1, 2010, under which he serves as our Chief Executive Officer and President and a member of our board of directors. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Weber’s minimum annual salary is $950,000 per year, with an annual incentive target of $2,400,000 for 2010, and not less than 150% of his base salary in future years, which equaled $1,425,000 in 2011 and which would equal $1,425,000 for 2012 based upon his salary as of December 31, 2011. The agreement provides that Mr. Weber was eligible for a target long-term incentive under our Three-Year Plan of $4,000,000, payable depending upon financial performance during the three year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our SERP and our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $3,000,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant was restricted stock.

Fred Knechtel

We entered into an amended and restated employment agreement with Mr. Knechtel effective as of August 1, 2010, under which he serves as our Senior Vice President and Chief Financial Officer. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Knechtel’s minimum annual salary is $300,000 per year, with an annual incentive target of $250,000 for 2010, and not less than 60% of his base salary in future years, which equaled $180,000 in 2011 and which would equal $180,000 for 2012 based upon his salary as of December 31, 2011. The agreement provides that Mr. Knechtel was eligible for a target long-term incentive under our Three-Year Plan of $250,000, payable depending upon financial performance during the three year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $600,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant was restricted stock.

John J. Pittas

We entered into an amended and restated employment agreement with Mr. Pittas effective as of August 1, 2010, under which he serves as President of Remy, Inc. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Pittas’ minimum annual salary is $440,000 per year, with an annual incentive target of $650,000 for 2010, and not less than 70% of his base salary in future years, which equaled $308,000 in 2011 and which would equal $308,000 for 2012 based upon his salary as of December 31, 2011. The agreement provides that Mr. Pittas was eligible for a target long-term incentive under our Three-Year Plan of $1,200,000, payable depending upon financial performance during the three-year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $1,250,000 or another amount determined by the board of directors. In 2012, the form of this long-term incentive grant was restricted stock.

Jesus Sanchez

As stated earlier, Mr. Sanchez’s employment terminated on February 4, 2012. We entered into an amended and restated employment agreement with Mr. Sanchez effective as of August 1, 2010, under which he served as our Senior Vice President and President of Remy Power Products. The employment agreement’s term began on the effective date and was to continue until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Sanchez’s minimum annual salary was $325,000 per year, with an annual incentive target of $305,000 for 2010, and not less than 70% of his base salary in future years, which equaled $227,500 in 2011. The agreement provided that Mr. Sanchez was eligible for a target long-term incentive under our Three-Year Plan of $500,000, payable depending upon financial performance during the three-year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provided that he was eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter, he would have received an annual equity or cash long-term incentive grant valued by the board of directors at $1,250,000 or another amount determined by the board of directors. Under the agreement, Mr. Sanchez was entitled to a monthly reimbursement of $2,300 for miscellaneous business-related expenses incurred by him in connection with his working at the location of our Oklahoma offices.

Gerald T. Mills

We entered into an amended and restated employment agreement with Mr. Mills effective as of August 1, 2010, under which he serves as our Senior Vice President and Chief Human Resources Officer. The employment agreement’s term began on the effective date and continues until

December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Mills’ minimum annual salary is $375,000 per year, with an annual incentive target of $400,020 for 2010, and not less than 55% of his base salary in future years, which equaled $206,250 in 2011 and which would equal $206,250 for 2012 based upon his salary as of December 31, 2011. The agreement provides that Mr. Mills was eligible for a target long-term incentive under our Three-Year Plan of $660,000, payable depending upon financial performance during the three-year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $600,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant was restricted stock. Under the agreement, Mr. Mills will be entitled to a monthly reimbursement of $1,000 for miscellaneous business-related expenses incurred by him in connection with his working at the location of our offices.

Omnibus incentive plan and annual incentive plan

For a description of our omnibus incentive plan and annual incentive plan, see the description of those plans under “Compensation discussion and analysis – New plans adopted for 2011 and future years.”

Outstanding equity awards at fiscal year end

The following table shows information regarding unvested restricted stock awards held by our named executive officers as of December 31, 2011. We have not granted any stock options to our named executive officers.

Name	Date of grant		Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested(3)

John H. Weber	12/7/2007	(1)	67,368	$814,479
	1/4/2011	(2)	272,727	3,297,269

Fred Knechtel	1/4/2011	(2)	54,545	659,449

John J. Pittas	12/7/2007	(1)	16,674	201,589
	2/1/2008	(1)	5,726	69,227
	1/4/2011	(2)	113,636	1,373,859

Jesus Sanchez	5/5/2008	(1)	16,000	193,440
	1/4/2011	(2)	113,636	1,373,859

Gerald T. Mills	12/7/2007	(1)	11,116	134,392
	1/4/2011	(2)	54,545	659,449

(1)	Vested at 12% on each of the first three anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment with us, or earlier upon a change in control, except that Mr. Pittas’ February 2008 grant vests on the same dates and in the same proportions of his December 2007 grant rather than on anniversaries of its grant date. Accelerated vesting is discussed in more detail below under the section entitled “Potential payments upon termination or a change in control.”

(2)	Vests 33% on the grant date anniversary over three years and in two equal portions; 50% upon the anniversaries of the grant date and 50% upon the achievement of annual EBITDA results for 2011, 2012 and 2013.

(3)	To calculate the market value as of December 31, 2011, we use the computed fair value of our common stock of $12.09 per share, which was determined by an independent appraiser.

Stock vested

The following table sets forth information concerning each vesting of restricted stock, during the fiscal year ended December 31, 2011 for each of our named executive officers on an aggregated basis.

Name	Number of shares acquired on vesting	Value realized on vesting

John H. Weber	67,368	$814,479
Fred Knechtel	—	—
John J. Pittas	22,400	270,816
Jesus Sanchez	3,000	33,000
Gerald T. Mills	11,116	134,392

(1)	The value of the shares vested in the table above is based on the fair value established as of December 7, 2011 at $12.09 per share, except for Mr. Sanchez’s shares, which vested on May 15, 2011 and were valued at the fair value at that time of $11.00 per share.

Pension benefits

The following table sets forth information for the fiscal year ended December 31, 2011 concerning the Supplemental Executive Retirement Plan, or the SERP, that our Chief Executive Officer participates in. Our Chief Executive Officer is the only active employee that participates in the SERP.

Name	Plan name	Number of years of credited service	Present value of accumulated benefit	Payments during last fiscal year

John H. Weber	Supplemental Executive Retirement Plan	10	$2,832,942	$—

The actuarial present value of the accumulated pension benefits in the SERP was determined using a discount rate assumption for 2011 of 4.28% and assumed retirement at age 62.

Under the terms of the SERP, Mr. Weber is entitled to a supplemental retirement benefit equal to 50% of his final average compensation at retirement, death or his “voluntary termination,” which the plan defines as Mr. Weber’s termination of employment before age 62 that is mutually acceptable to him and our Compensation Committee, with the amount payable each year for ten years. If Mr. Weber retires on or after attaining age 62, he will be entitled to receive his supplemental retirement benefit payable in quarterly installments beginning as of the calendar quarter following his retirement. If Mr. Weber has a voluntary termination (other than for “cause”), on or before he turns 62, he will be entitled to his supplemental retirement benefit payable in quarterly installments beginning as of the calendar quarter following the date he turns 62. If Mr. Weber retires on or after attaining age 55 with at least five years of service, but before turning 62, he would be entitled to his supplemental retirement benefit payable in quarterly installments beginning as of the calendar quarter following his termination date, but reduced based on the table below, or he could elect to delay payment until age 62 and receive an unreduced amount if the delay complies with section 409A of the Internal Revenue Code. If he begins to receive payment prior to attaining age 62, the benefit will be reduced by multiplying the benefit determined as of his termination of employment by the “early retirement factor” set forth below:

Payment starting age	Early retirement factor

55	0.500
56	0.580
57	0.660
58	0.740
59	0.820
60	0.900
61	0.950
62 or older	1.000

Mr. Weber is vested in his supplemental retirement benefit. He would forfeit the benefit, however, if he is terminated by us for cause. He would also forfeit the benefit if, after termination of employment, he engages in an activity that would constitute “cause” if he were still employed or if he competes with us in the 36-month period following his termination of employment. Under the SERP, “cause” means conviction for a felony or conviction for a lesser crime or offense involving the property of us or an affiliated employer, engaging in conduct that has caused demonstrable and material injury to us or an affiliated employer, or uncured gross dereliction of duties or other gross misconduct, or the disclosure of our confidential information.

Non-qualified deferred compensation

The following table sets forth information with respect to the named executive officers’ accounts under the Deferred Compensation Plan.

Name	Executive contributions in last fiscal year	Contributions by us in last fiscal year(1)	Aggregate earnings in last fiscal year	Aggregate withdrawals / distributions	Aggregate balance at last fiscal year end(2)

John H. Weber	$134,645	$79,216	$49,919	$—	$941,891
Fred Knechtel	26,283	12,026	(1,047)	—	42,784
John J. Pittas	69,833	42,667	(6,341)	—	245,233
Jesus Sanchez	38,448	21,008	(3,103)	—	177,196
Gerald T. Mills	47,970	27,126	(4,416)	—	214,247

(1)	Contributions by us in 2011 are also included in the “All other compensation” column in the Summary Compensation Table for 2011.

(2)	Of the amounts shown, the following amounts were reflected in the “All other compensation” column in the Summary Compensation Table for 2010: $140,482 for Mr. Weber, $2,500 for Mr. Knechtel, $22,047 for Mr. Pittas, $24,656 for Mr. Sanchez, and $25,157 for Mr. Mills.

The DCP allows eligible employees to defer receipt of portions of their base salary and annual incentive awards and to receive employer contributions which cannot be provided under our qualified savings plan due to limitations under the Internal Revenue Code. Eligible employees can generally defer up to 50% of base salary and up to 90% of annual incentive compensation to the extent such contributions cannot be made to our qualified savings plan as a result of these limitations. The deferrals must be made in 5% increments. The DCP provides that we make matching contributions in an amount equal to the matching contribution amount that would have been made under the qualified savings plan had the compensation deferred under the DCP been deferred under the qualified savings plan. These matching contributions are equal to 100% of the first 3% of compensation deferred, and 50% of the next 2% of compensation deferred.

In March 2011, the Compensation Committee terminated the matching company contributions effective April 1, 2011. While the DCP is unfunded, each participant directs both their deferrals and our contributions into investment options that are intended to mirror the investment options available in the qualified savings plan. As of each valuation date, the amount of the participant’s deferred compensation including our matching contributions is adjusted to reflect the appreciation and/or depreciation in the value of the investment alternative selected. Subsequently, the Compensation Committee decided to terminate the plan effective December 31, 2011. All participants are fully vested in the DCP and will receive their after-tax payment on December 31, 2012 per the plan’s termination language, as discussed above.

Potential payments upon termination or a change in control

The following narrative explains the potential payments and benefits that we are obligated to pay upon a termination of a named executive officer’s employment or upon a change in control. The table that follows reflects the estimated value of the benefits and payments that would be triggered in the various termination or change in control scenarios identified, other than (i) any accrued benefits that may be due as of the date of such termination (such as any accrued salary, reimbursement for unreimbursed business expenses and employee benefits that the executive may be entitled to under employment benefit plans), and (ii) any benefits available generally to salaried employees of the company. If a named executive officer is terminated for “cause,” or if the executive terminates employment without “good reason,” as defined below, our only obligation to the executive shall be payment of any accrued obligations. The table contains dollar amounts estimated for each termination or change in control scenario, assuming a termination date or change in control date of December 30, 2011, and uses the computed market value of our common stock of $12.09 per share.

Potential payments under the employment agreements

As discussed above, we have entered into employment agreements with our named executive officers. The agreements contain provisions for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits our named executive officers would receive in connection with various employment termination scenarios. Under the employment agreement, in addition to any accrued benefits, our named executive officers are generally entitled to the following upon a termination of employment by us for a reason other than “cause,” “death” or “disability” or by the executive for “good reason” (each as defined below).

•	The executive will be paid a prorated portion of his annual incentive based upon the actual incentive that would have been earned by the executive for the year in which his termination date occurs.

•

The executive will be paid a lump sum payment of 100% (200% for Mr. Weber) of the sum of (a) the employee’s annual base salary, and (b) the higher of (i) the highest of the annual incentive paid in the three calendar years prior to the date of termination, or (ii) the target annual incentive for the year of termination. This benefit is to be paid no later than 60 days following the date of termination.

•

So long as the executive pays the full monthly COBRA premiums, he will be entitled to continued medical and dental coverage for him and his dependents until the earlier of (i) two years after his termination date and (ii) the date he is first eligible for medical and dental coverage with a subsequent employer. The executive will be paid a lump sum payment equal to 24 months of COBRA premiums no later than 65 days following the date of termination based on the level of coverage in effect on the date of termination.

Under the employment agreement, upon a termination of employment by us on account of “death” or “disability,” our named executive officers are generally entitled to receive a lump-sum payment of the annual incentive awarded for the year of termination, but not less than the target incentive set for that year, pro-rated for the portion of the year prior to the date of termination. The payment will be made no later than 2 1/2 months after the calendar year end.

The employment agreements define the following terms:

“Cause” generally means:

•	the employee engages in gross misconduct or gross negligence in the performance of the employee’s material duties for us;

•	the employee embezzles our assets;

•	the employee is convicted of or enters a plea of guilty or nolo contendere to a felony or misdemeanor involving moral turpitude;

•	the employee’s breach of any of the restrictive covenants set forth in the employment agreement;

•	the employee willfully and materially fails to follow the lawful and reasonable instructions of the Chief Executive Officer (or in the case of Mr. Weber, the board); or

•

the employee becomes barred or prohibited by the U.S. Securities and Exchange Commission or other regulatory body from holding his position with us and the situation is not cured within 30 days after receipt of notice.

“Disability” is based upon the employee’s entitlement to long-term disability benefits under our long-term disability plan or policy in effect on the date of termination.

“Good Reason” generally means an occurrence of any of the following events:

•	a material adverse change in the employee’s position or title, or managerial authority, duties or responsibilities or the conditions under which those duties or responsibilities are performed;

•	a material adverse change in the position to which the employee reports or a material diminution in the managerial authority, duties or responsibility of the person in that position;

•	a material diminution in the employee’s annual base salary or annual incentive opportunity, except in connection with a corporate officer salary decrease; or

•	notice of non-renewal of the employee’s agreement by us or a material breach by the company of any of his obligations under the employment agreement.

Each named executive officer’s employment agreement includes an indefinite confidentiality provision and a noncompetition and non-solicitation provision for a term of one year following the termination of the executive’s employment for any reason other than termination by us without cause. The agreements also provide that we are entitled to damages and to obtain an injunction or decree of specific performance. The Compensation Committee can condition the right of the employee to receive an incentive award upon performance of these provisions. The failure by any party to insist on strict adherence to any term of the agreement will not be considered a waiver of that right or any other right under the agreement.

Each named executive officer’s employment agreement also provides that, if payments or benefits to be provided to the executive in connection with his termination of employment would be subject to the excise tax under section 4999 of the Internal Revenue Code, the executive may elect to reduce any payments or benefits to an amount equal to one dollar less than the amount that would be considered a parachute payment under section 280G of the Internal Revenue Code. The agreements do not provide for any excise tax gross-up payments.

Potential acceleration of restricted stock awards

In addition to the post-termination rights and obligations set forth in the employment agreements of our named executive officers, our restricted stock grants provide for the potential acceleration of vesting and/or payment of equity awards in connection with a change in control or certain terminations of employment.

2007 and 2008 equity awards

The grants of restricted stock made in 2007 and 2008 fully vest upon a “change in control” of us. Upon a termination of employment without “cause” or a resignation for “good reason,” or a termination of employment due to the executive’s death or “disability,” the shares that would have vested had the executive remained employed through the vesting date occurring in the calendar year in which the termination occurs and through the vesting date in the next calendar year will vest as of the date of termination of employment. The terms “cause,” “good reason,” and “disability” are defined in the named executive officers’ employment agreements. The term “change in control” for purposes of the 2007 and 2008 grants means the occurrence of any of the following events:

•

we sell, convey or dispose of, by means of any transaction or series of transactions, all or substantially all our assets, which includes assets accounting for 51% or more of the sales of us and our subsidiaries taken as a whole during the immediately preceding twelve month period;

•

the merger or consolidation of us with or into another “person” (as defined below) or the merger of another person with or into us, by means of any transaction or series of transactions, other than a merger or consolidation transaction immediately following which (A) securities issued in such transaction and in all other merger or consolidation transactions after the date our Series A Preferred Stock is issued, which we refer to as “merger issuance voting stock,” represented in the aggregate less than a majority of the total voting power of the “voting stock” (as defined below) of the surviving person in the merger or consolidation transaction immediately following the transaction and (b) the holders of securities representing the total voting power of the voting stock of the surviving person in the merger or consolidation transaction (other than merger issuance voting stock) hold such securities (other than merger issuance voting stock) immediately after such transaction and in the same proportion as before the transaction;

•

any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) other than (A) a person consisting of one or more “permitted holders” (as defined below) (or a person in which permitted holders hold a majority of the aggregate number of shares held by such person), (B) an underwriter of equity securities in a public offering or (C) a person pursuing a drag-along sale pursuant to the terms of our certificate of incorporation, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of our voting stock; provided, however, that such other person shall be deemed to beneficially own any voting stock of a specified person held by a parent entity, if such other person is the beneficial owner, directly or indirectly, of more than a majority of the voting power of the voting stock of such parent entity; or

•

at any time (A) that we or any successor by merger or consolidation is a public reporting company under the Securities Exchange Act of 1934, as amended, with its common stock listed on a national securities exchange or (B) after a registration statement covering shares of common stock filed pursuant to a demand registration under the registration rights agreement entered into in connection with the plan of reorganization has become effective, individuals who on the effective date of our plan of reorganization constituted the board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our stockholders was made pursuant to special nomination rights provided under our or such successor’s certificate of incorporation or a stockholders agreement between us or such successor and such stockholder or stockholders or was approved by a vote of a majority of our or such successor’s directors then still in office who were either directors on the effective date of our plan of reorganization or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office.

Notwithstanding the foregoing definition, no change in control shall occur due solely to the restructuring of our debt obligations. Other than for purposes of the third bullet point above, “person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity. “Permitted holders” means each noteholder party to that certain Plan Support Agreement, dated as of June 15, 2007, as the same may have been amended, modified and supplemented, and any affiliates of such noteholders. “Voting stock” means the capital stock of any person that is at the time entitled to vote in the election of the board of directors of such person.

2011 equity awards

Upon a termination of employment without “cause” or a resignation for “good reason” that is not following a “change in control,” the time-vesting portion of the 2011 restricted stock grant would vest upon the date of termination of employment, and the performance-vesting portion would continue to be subject to the award’s performance-vesting schedule. Upon a termination of employment due to the executive’s death or “disability,” the performance-vesting portion of the 2011 restricted stock grant would be forfeited, and a pro-rata portion of the time-vesting portion of the grant would vest. This pro-rata portion would be determined based on the number of completed months from the date of grant through the date that the executive’s employment terminates. Upon a termination without “cause” or a resignation for “good reason” following a “change in control,” all time- and performance-vesting shares under the 2011 restricted stock grant would vest. The terms “cause,” “good reason,” and “disability” are defined in the named executive officers’ employment agreements. The term “change in control” for purposes of our omnibus incentive plan means the occurrence of any of the following:

•

an acquisition immediately after which any person possesses direct or indirect beneficial ownership of 51% or more of either our then outstanding shares of common stock, which we refer to as our outstanding company common stock, or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, which we refer to as our outstanding company voting securities; provided that the following acquisitions are excluded: (i) any acquisition directly from us, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from us, (ii) any acquisition by us, (iii) any acquisition by Fidelity National Special Opportunities, Inc. and its affiliates or Ore Hill Hub Fund, Ltd. and its affiliates, which are each referred to as a related person, (iv) any acquisition by any of our employee benefit plans (or related trust), or (v) any acquisition pursuant to a transaction listed in the third bullet point, below as excluded from the definition of “corporate transaction”;

•

during any period of two consecutive years, the individuals who, as of the beginning of the period, constitute the board of directors, which we refer to as the incumbent board, cease for any reason to constitute at least a majority of the board of directors; provided that any individual who becomes a member of the board of directors after the beginning of the period and whose election or nomination for election was approved by a vote of at least two-thirds of those individuals who are members of the board of directors and who were also members of the incumbent board will be considered as though the individual were a member of the incumbent board, unless the individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board of directors; or

•

consummation of a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all our assets, which we refer to as a corporate transaction, excluding a corporate transaction pursuant to which:

•

a related person or all or substantially all of the individuals and entities who have beneficial ownership, respectively, of the outstanding company common stock and outstanding company voting securities immediately prior to the corporate transaction will have beneficial ownership, directly or indirectly, of 50% or more of, respectively, the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the resulting corporation in substantially the same proportions as their ownership, immediately prior to the corporate transaction, of the outstanding company common stock and outstanding company voting securities, as the case may be;

•

no person, other than (1) us or a related person, (2) an employee benefit plan (or related trust) sponsored or maintained by us or the resulting corporation, or (3) any entity controlled by us or the resulting corporation, will have beneficial ownership, directly or indirectly, of more than 50% of, respectively, the outstanding shares of common stock of the resulting corporation or the combined voting power of the outstanding voting securities of the resulting corporation entitled to vote generally in the election of directors, except to the extent that the ownership existed prior to the corporate transaction; and

•	individuals who were members of the incumbent board will continue to constitute at least a majority of the members of the board of directors of the resulting corporation; or

•	the approval by our stockholders of our complete liquidation or dissolution.

Notwithstanding the foregoing definition, our initial public offering will not be considered a change in control.

Potential payments under the SERP

If Mr. Weber’s employment were terminated on December 30, 2011 due to his death or disability, as defined below, he would be entitled to his supplemental retirement benefit equal to 50% of his final average compensation, payable in quarterly installments over ten years. In the event of disability, the payments would begin as of the calendar quarter following the date of his termination of employment. In the event of his death, the payments would begin as soon as administratively feasible after his death. Under the SERP, “disability” means a determination by the Social Security Administration that Mr. Weber is totally disabled in accordance with the Social Security Act. The amounts payable to Mr. Weber if his employment terminated for any other reason would commence at age 62 and are disclosed in the Pension Benefits table, above.

Potential payments

The following table reflects the estimated value of the benefits and payments that would be triggered in the various termination scenarios identified or upon a change in control without termination, assuming a termination date or change in control date of December 30, 2011, and uses the computed market value of our common stock of $12.09 per share:

Named executive officer	Termination by us for a reason other than cause, death or disability or by the employee for good reason	Termination by us for a reason other than cause, death or disability or by the employee for good reason in connection with a change in control	Change in control without termination	Termination due to death	Termination due to disability

John H. Weber	—
Cash severance payment(1)	$9,100,000	$9,100,000	$—	$—	$—
2011 annual incentive(2)	1,947,975	1,947,975	—	1,947,975	1,947,975
Benefits and payments(3)	—	—	—	—	—
Acceleration of restricted stock(4)	2,463,114	4,111,749	4,111,749	1,364,029	1,364,029
Total	13,511,089	15,159,724	4,111,749	3,312,004	3,312,004

Fred Knechtel
Cash severance payment(1)	675,000	675,000	—	—	—
2011 annual incentive(2)	295,272	295,272	—	295,272	295,272
Benefits and payments(3)	23,197	23,197	—	—	—
Acceleration of restricted stock(4)	329,725	659,449	659,449	109,908	109,908
Total	1,323,194	1,652,918	659,449	405,180	405,180

John J. Pittas
Cash severance payment(1)	1,415,000	1,415,000	—	—	—
2011 annual incentive(2)	428,926	428,926	—	428,926	428,926
Benefits and payments(3)	31,596	31,596	—	—	—
Acceleration of restricted stock(4)	957,747	1,644,675	1,644,675	499,793	499,793
Total	2,833,269	3,520,197	1,644,675	928,719	928,719

Jesus Sanchez
Cash severance payment(1)	873,071	873,071	—	—	—
2011 annual incentive(2)	234,937	234,937	—	234,937	234,937
Benefits and payments(3)	20,973	20,973	—	—	—
Acceleration of restricted stock(4)	783,650	1,567,299	1,567,299	325,697	325,697
Total	1,912,631	2,696,280	1,567,299	560,634	560,634

Gerald T. Mills
Cash severance payment(1)	975,030	975,030	—	—	—
2011 annual incentive(2)	281,944	281,944	—	281,944	281,944
Benefits and payments(3)	20,973	20,973	—	—	—
Acceleration of restricted stock(4)	464,115	793,841	793,841	244,301	244,301
Total	1,742,062	2,071,788	793,841	526,245	526,245

(1)	Represents 100% (200% for Mr. Weber) of the sum of (a) the named executive officers’ annual base salary, and (b) the higher of (x) the highest of the annual bonus paid in the three calendar years prior to the date of termination or (y) the target annual bonus for the year of termination.

(2)	Represents a pro-rata portion of the named executive officer’s actual 2011 incentive. Because the executive is assumed to have worked through December 31, 2011, the full actual incentive is shown. This payment is in lieu of the incentive payment the executive would have otherwise received.

(3)	Represents payments made to the named executive officers equal to 24 months of COBRA coverage for those executives who would be eligible for COBRA continuation coverage.

(4)	Represents the value of restricted stock that accelerates and vests, based upon an assumed value of $12.09 per share.

Delay of severance payments under section 409A

Section 409A of the Internal Revenue Code and the Treasury regulations and related guidance promulgated thereunder, which we collectively refer to as Section 409A, postpones the payment of certain severance amounts and benefits that exceed the limits established under Section 409A until the six-month anniversary of the executive’s separation from service. The agreements contain a provision for this delay in order to comply with the Code.

Discussion of our compensation policies and practices as they relate to risk management

We believe that our compensation policies and practices for all employees, including our named executive officers, do not create risks that are reasonably likely to have a material adverse effect on us. The process we undertook to reach this conclusion consisted of a review and discussion of the various elements of our compensation program for our named executive officers. In our review and discussion, we noted that these elements include a balance of fixed and variable compensation, that the variable compensation consists of both short-term and long-term incentive plans, and that the incentive plans provide for the vesting of certain benefits over several years. We further noted that our performance metrics to determine compensation levels under these plans for our named executive officers use measurable corporate and business division financial performance goals that are subject to internal review and approval, and that the incentive-based awards are subject to maximum payouts. We used this review of the named executive officers’ compensation as a guide for our other employees because our other employees do not have incentive-based compensation that materially differs in form from that of our named executive officers.

Director compensation for 2011

Director(1)	Fees earned or paid in cash	Stock Awards (2)	Total

Brent B. Bickett	$83,500	$900,000	$983,500
William P. Foley, II	93,000	1,800,000	1,893,000
Lawrence F. Hagenbuch	63,000	225,000	288,000
Stephen Magee	60,750	225,000	285,750
Alan L. Stinson	91,517	315,000	406,517
Norman Stout	92,484	225,000	317,484

(1)	At December 31, 2011, the directors held the following number of unvested stock awards: 81,818 for Mr. Bickett, 163,636 for Mr. Foley, 20,455 for Mr. Hagenbuch, 20,455 for Mr. Magee, 28,636 for Mr. Stinson and 20,455 for Mr. Stout. Our directors do not hold any stock options.

(2)	Represents the grant date fair value in accordance with FASB ASC Topic 718 of $11 per share.

We pay director compensation only to our non-employee directors. Effective July 1, 2011 such cash compensation consisted of:

•	an annual cash retainer of $50,000 for board members, other than the chairperson, and $80,000 for the chairperson;

•	meeting fees of $1,500 for each board and committee meeting attended or $1,000 for each meeting attended telephonically;

•	an annual retainer of $15,000 for acting as a Chair of the Audit Committee and an annual retainer of $10,000 for acting as a member of the Audit Committee; and

•	an annual retainer of $8,000 for acting as a Chair of any other committee and an annual retainer of $5,500 for acting as a member of any other committee.

We also reimburse our directors for their travel and related out-of-pocket expenses in connection with attending board, committee and stockholders’ meetings.

In addition, annual equity awards are a key aspect of our director compensation. On January 4, 2011, we granted our board members an aggregate of 335,455 shares of restricted stock. The restricted stock vests with respect to 50% of the shares subject to the award on each of the first and second anniversaries of the grant date, subject to continued service. If the director’s service terminates due to the director’s death or disability, a prorated portion of the grant will accelerate and vest based on the number of completed months of service before the termination date. The restricted stock would accelerate and vest upon our change in control, as that term is defined above in the section entitled “Potential payments upon termination or a change in control.” Individual grant amounts were as follows: Mr. Foley 163,636 shares; Mr. Bickett 81,818 shares; Mr. Stinson 28,636 shares; Mr. Hagenbuch 20,455 shares; Mr. Magee 20,455 shares; and Mr. Stout 20,455 shares.

On February 24, 2012, we granted our board members an aggregate of 45,713 shares of restricted stock on substantially the same terms as described above for the 2011 grants. Individual grant amounts were as follows: Mr. Foley 17,143 shares; and Messrs. Bickett, Stinson, Hagenbuch, Magee and Stout 5,714 shares each.

Certain relationships and related party transactions

In addition to the director and executive compensation arrangements discussed above under “Executive compensation,” we describe below each other transaction, since January 1, 2009, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder or group of holders known to us to beneficially own more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest in the transaction.

We refer to these transactions as related party transactions.

Rights offering

In January 2011, we completed a common stock rights offering in which eligible stockholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11.00 per share. The total proceeds to us were $217.0 million, consisting of $123.4 million in cash proceeds and the delivery to us of 48,004 shares of our Series A and Series B preferred stock having a total liquidation preference and accrued dividends of $93.5 million. We exchanged these shares of preferred stock for common stock in lieu of cash payment. In the rights offering, Fidelity National Special Opportunities, Inc., or FNSO, a wholly-owned subsidiary of FNF and a holder of more than 5% of our voting securities, acquired 9,870,130 shares of our common stock for total consideration of $108.6 million, consisting of $26.0 million in cash and 42,359 shares of our preferred stock, together with the accrued dividends.

In addition, our executive officers and directors participated in the rights offering as indicated below:

Name	Number of shares of common stock purchased	Aggregate consideration paid

John H. Weber	200,000	$2,200,000
Fred Knechtel	18,000	198,000
John J. Pittas	25,000	275,000
Brent B. Bickett	40,000	440,000
William P. Foley, II	100,000	1,100,000
Stephen Magee	40,000	440,000
Alan L. Stinson	40,000	440,000
Norman Stout	40,000	440,000
Gerald T. Mills	10,718	117,898
Jesus Sanchez	4,545	49,995

Term loan

FNF is one of the lenders under our term loan that we obtained in December 2010. FNF provided $30.0 million principal amount of the total $300.0 million principal amount of the loan. As of December 31, 2011, the interest rate on the term loan was 6.25% and the amount outstanding held by FNF was $29.7 million. If we decide to use any of the proceeds to us from this offering to repay any outstanding balance on this term loan, then FNF would receive a pro rata repayment.

Redemption of PIK notes

In December 2007, we issued $100.0 million principal amount of third-priority floating rate secured PIK notes due December 1, 2014, or the PIK notes. On December 17, 2010, we redeemed these PIK notes. At the time of redemption, FNF held $50.3 million in principal amount of these PIK notes. Pursuant to this redemption, we paid FNF $54.8 million, representing the principal amount held by FNF plus a premium of $4.5 million. During 2010, we paid FNF $5.1 million in interest on account of these PIK notes.

Registration rights agreement

We are party to a registration rights agreement with FNF and several other holders and their permitted transferees (whom we refer to as the covered holders) of our common stock. We entered into this agreement in connection with our emergence from bankruptcy in 2007. The agreement covers all registrable shares (as defined in the agreement) of common stock held by the covered holders.

Demand registration

After this offering, any covered holder of both:

•	at least 10% of the total number of registrable shares held by all covered holders; and

•	at least 5% of the total number of our registrable shares of common stock as of the date of our emergence from bankruptcy may request that we register for sale under the Securities Act all or any portion of the registrable shares of our common stock that the covered holder owns. All other covered holders may then join in the registration request. The covered holders are entitled to a total of five demand registrations, other than registrations on Form S-3, which are unlimited. We are not required to effect any demand registration within 30 days before the filing, or during the 180 days following the effectiveness, of any other registration statement (other than on Form S-4 or Form S-8), except that this 180 day period is instead 60 days if the previous registration statement was filed in response to a demand for registration on Form S-3. We may delay complying with a request for registration if our board of directors determines in good faith that the filing would be seriously detrimental to us because it would adversely affect any acquisition, disposition or other material transaction or financing activity involving us, require premature disclosure of material information that we have a bona fide reason to keep confidential or render us unable to comply with the federal securities. However, the delay cannot be in excess of 60 days, and we may exercise this right to delay only once in any 12-month period.

Piggyback rights

The covered holders also hold “piggyback” registration rights that allow them to include the registrable shares of our stock that they own in any public offering of equity securities that we initiate (other than pursuant to any registration statement for the sale of securities to company employees or for the issuance of shares in certain acquisitions). These “piggyback” registration rights are subject to reduction in the event that not all of the shares that we and the covered holders propose to sell can be sold in the proposed offering.

Indemnification and expenses

We have agreed to indemnify each covered holder against any losses or damages resulting from any actual or alleged untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares or any actual or alleged violation of law in connection with the foregoing, unless the liability arose from the covered holder’s misstatement or omission made in writing to us expressly for use in the registration statement, for which the covered holder has agreed to indemnify us with respect to itself. We will pay all expenses incidental to our performance under the registration rights agreement, and each covered holder will pay its portion of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under the registration rights agreement.

Aircraft lease

We entered into an aircraft lease agreement with Pinnacle Recapture Leasing, LLC, or PRL, on December 1, 2009 and amended that agreement on December 10, 2010. Our president and CEO, John H. Weber, owns PRL. Pursuant to the amended agreement, we lease a 2010 Socata TBM 850 aircraft for business use. The monthly lease payment is $15,000, plus an hourly rate of $890 per flight hour for all flight hours in excess of 14 hours per month. We also pay all other aircraft operating expenses, including fuel, for Remy business use. We may terminate this agreement at our election by paying a termination fee equal to 12 months of rent. In 2010, we paid PRL an aggregate of $306,018, consisting of $180,000 for rent, $54,646 for time, $54,869 for fuel and $16,503 for tax. In 2011, we paid PRL an aggregate of $252,208, consisting of $180,000 for rent, $37,380 for time, $20,661 for fuel and $14,167 for tax. In the first six months of 2012, we paid PRL an aggregate of $118,003, consisting of $90,000 for rent, $0 for time, $20,270 for fuel and $7,733 for tax. Remy has not made any payments, under this lease agreement or otherwise, to Mr. Weber or PRL relating to Mr. Weber’s personal use of the leased aircraft.

Review, approval or ratification of transactions with related persons

Our audit committee charter requires our audit committee to review and approve or ratify all related party transactions. This policy covers all transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended. Under the charter, before entering into any related party transaction, the relevant related person (or the relevant director, nominee, officer or beneficial owner, in the case of a covered family member), or the Chief Financial Officer or his designee, is expected to submit the related party transaction to the audit committee for approval, unless the transaction has been approved by the full board or another duly authorized committee thereof with respect to a particular transaction or transactions. The charter requires the committee to make these decisions based on its consideration of all relevant factors, including, but not limited to:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts relating to the transaction, including the amount and terms thereof;

•	the benefits to us of the transaction;

•

if applicable, the availability of other sources of comparable products or services, the costs payable or revenues available from using alternative sources and the speed and certainty of performance of such third parties; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the Chief Financial Officer becomes aware of any related party transaction that is currently ongoing and that has not previously been submitted for such review, he or his designee must submit or cause to be submitted the transaction to the audit committee for consideration. In such event, the transaction will be considered as described above. If a transaction is reviewed and not approved or ratified, then the committee may recommend a course of action to be taken, which may include termination of the transaction. The provisions of our audit committee charter described above are in addition to, and do not supersede, any other applicable company policies or procedures, including our code of ethics.

Principal stockholders

The following table shows information within our knowledge with respect to the beneficial ownership of our common stock as of September 4, 2012:

•	each of our directors;

•	each named executive officer;

•	each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the SEC’s rules. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The table is based on 31,867,847 shares of our common stock outstanding as of September 4, 2012. The table below does not take into account any shares the named individuals or entities may purchase in this offering. Unless otherwise noted below, the address for each beneficial owner listed in the table below is: c/o Remy International, Inc., 600 Corporation Drive, Pendleton, Indiana 46064.

Name and address of beneficial owner	Number of shares beneficially owned before this offering	Percent owned before this offering

5% Stockholders:
Fidelity National Special Opportunities, Inc(1).	16,342,508	51.3%
H Partners Management, LLC(2)	2,812,070	8.8%

Named Executive Officers and Directors:
John H. Weber	703,462	2.2%
Fred Knechtel	113,120	*
John J. Pittas	246,922	*
Jesus Sanchez**	143,181	*
Gerald T. Mills	118,530	*
William P. Foley, II	261,234	*
Alan L. Stinson	72,055	*
Brent B. Bickett	117,259	*
Lawrence F. Hagenbuch	46,169	*
Norman Stout	65,101	*
George P. Scanlon	0	*
All executive officers and directors as a group (10 persons)	1,743,852	5.5%

*	Less than 1% of the outstanding common stock

**	Mr. Sanchez’s employment was terminated on February 4, 2012. Accordingly his holdings of our common stock are not included in the holdings of all executive officers and directors.

(1)	The address of Fidelity National Special Opportunities, Inc. (“FNSO”), is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204. FNSO’s board of directors has voting and dispositive power over the shares held by FNSO.

(2)

H Partners Management, LLC (“H Partners”) has informed us that funds affiliated with H Partners collectively own 2,812,070 shares, or 8.8%, of our issued and outstanding common stock. The address of H Partners is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

Description of capital stock

The following description of select provisions of our amended and restated certificate of incorporation and bylaws that will be in effect immediately after completion of this offering, and of the Delaware General Corporation Law, is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our amended and restated certificate of incorporation and bylaws to be effect immediately after completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the provisions of Delaware law. See “Where you can find more information” for information on where to obtain copies of our amended and restated certificate of incorporation and our bylaws.

General

At the closing of this offering, our authorized capital stock will consist of 240.0 million shares of common stock, par value $0.0001 per share, and 40.0 million shares of preferred stock, par value $0.0001 per share.

Common stock

Subject to the prior dividend rights of holders of any shares of preferred stock, holders of our common stock will be entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. See “Dividend Policy.” Holders of our common stock will be entitled to one vote per share on each matter on which the holders of common stock are entitled to vote and will not have any cumulative voting rights. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below. No holder of shares of our common stock will have any preemptive right to acquire shares of our common stock pursuant to our amended and restated certificate of incorporation or pursuant to the Delaware General Corporation Law. The shares of common stock to be issued by us in this offering will be fully paid and non-assessable. For a discussion of registration rights held by certain of our existing stockholders, see “Certain relationships and related party transactions-Registration rights agreement.”

Preferred stock

Subject to the approval by holders of shares of any series of preferred stock, to the extent such approval is required, the board of directors will have the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights (including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences) of the shares constituting any series, without any further vote or action by common stockholders.

If we are dissolved and there are insufficient assets available to pay in full the preferential amount to which the holders of preferred stock are entitled over the holders of common stock,

then the assets, or the proceeds of the assets, will be distributed among the holders of each series of preferred stock ratably in accordance with the sums that would be payable on the distribution if all sums payable were discharged in full.

Anti-takeover effects of provisions of our amended and restated certificate of incorporation and bylaws and Delaware law

A number of provisions of our amended and restated certificate of incorporation and bylaws that will become effective immediately after the closing of this offering deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of these documents and Delaware law that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt (for example, by means of a tender offer, unsolicited merger proposal or a proxy contest) that is not approved by our board of directors but that individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in the transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult.

The provisions summarized below are expected to discourage coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals, because negotiation of the proposals could result in an improvement of their terms.

Common stock

Our unissued shares of authorized common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances, we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred stock

The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price, and the voting and the other rights of the holders, of our common stock.

No stockholder action by written consent; special meetings

Our amended and restated certificate of incorporation and bylaws will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors or by the chairperson of the board of directors or the chief executive officer. Stockholders will not be able to call a special meeting or require that our board of directors call a special meeting of stockholders.

Notice provisions relating to stockholder proposals and nominees

Our amended and restated bylaws will provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders’ meeting, then the stockholder’s written notice must be received by us not less than 90 nor more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or 60 days after that anniversary date, then notice by the stockholder must be received by us not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of the meeting or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination as well as other specified information and must include a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under the Exchange Act and the bylaws. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

Board classification

Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is divided into three classes. Our initial board of directors is expected to consist of seven members. The term of the first class of directors expires at our 2013 annual meeting of stockholders, the term of the second class of directors expires at our 2014 annual meeting of stockholders and the term of the third class of directors expires at our 2015 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, with one class being elected each year by our stockholders.

Size of board and vacancies; removal

Our amended and restated certificate of incorporation will provide that the number of members of the board of directors will be fixed exclusively by a resolution adopted by the affirmative vote of the board of directors, subject to the rights of the holders of preferred stock, if any.

Subject to the applicable terms of any series of preferred stock, any vacancy on our board of directors, however created, may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Subject to the rights, if any, of the holders of shares of preferred stock, a director or the entire board of directors may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors.

Voting requirements on amending our bylaws

Our amended and restated certificate of incorporation and bylaws will provide that amendments to our bylaws may be made by our board of directors. Stockholders may also amend our bylaws or adopt additional bylaws only by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote.

Section 203 of the Delaware General Corporation Law

After this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the time the stockholder became an interested stockholder, unless either:

•

prior to the time that the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding the following for purposes of determining the number of shares outstanding:

•	shares owned by persons who are directors and also officers; and

•

shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time the stockholder became an interested stockholder, the business combination is:

•	approved by our board of directors; and

•

authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

In general, the Delaware General Corporation Law defines an interested stockholder to be an entity or person that beneficially owns 15% or more of the outstanding voting stock of the corporation or any entity or person that is an affiliate or associate of such entity or person.

The Delaware General Corporation Law generally defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or its majority-owned subsidiary that involves the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Because we were not subject to Section 203 prior to this offering, following this offering Fidelity National Financial, Inc. and its subsidiaries is not considered to be an interested stockholder.

Limitations on director liability

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision cannot eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock); or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Provisions of our certificate of incorporation governing corporate opportunities

To address situations in which officers or directors may have conflicting duties to different corporations, Section 122(17) of the Delaware General Corporation Law allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. Our certificate of incorporation that will be in effect immediately after completion of this offering will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for members of our board who are not our employees. For purposes of these provisions, a director who is the chairman of our board of directors shall not be deemed to be an employee of the company by reason of holding such position. We do not renounce our interest in any corporate opportunity offered to any director who is not an employee of the company if such opportunity is expressly offered to such person solely in his or her capacity as our director. By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation.

Choice of Forum

Our certificate of incorporation that will be in effect immediately after completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction. By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation.

The NASDAQ Capital Market listing

We intend to apply to have our common stock approved for listing on the NASDAQ Capital Market under the symbol “REMY.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

Shares eligible for future sale

Immediately before this offering, there was no active trading market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of September 4, 2012, approximately 31,907,847 shares of our common stock will be outstanding after the completion of this offering, assuming that the number of shares sold (including additional shares) is at the maximum of the offering range noted on the cover page of this prospectus. Of those shares, the shares of common stock we are selling in this offering will be freely transferable without restriction, unless purchased by any of our affiliates. The remaining 31,867,847 shares of our common stock outstanding immediately following the completion of this offering, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144, other than shares issued upon our emergence from bankruptcy in 2007 to persons who are not our affiliates, which shares are freely tradable under Section 1145 of the U.S. Bankruptcy Code.

Rule 144

Rule 144 provides an exemption from the registration and prospectus-delivery requirements of the Securities Act of 1933, as amended, or the Securities Act. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities. Restricted securities include securities acquired from the issuer of those securities, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. The shares we are selling in this offering will not be restricted securities. However, all the shares we have issued before this offering are restricted securities, other than shares issued upon our emergence from bankruptcy in 2007 to persons who are not our affiliates, which shares are freely tradable under Section 1145 of the U.S. Bankruptcy Code. All of our restricted securities will continue to be restricted securities until they are resold pursuant to Rule 144 or pursuant to an effective registration statement.

Under Rule 144, a person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours generally may sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock outstanding, which will equal approximately 319,078 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a Form 144 with the SEC.

Sales by these persons must also satisfy requirements relating to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a minimum holding period for those securities. All other persons may rely on Rule 144 to freely sell our restricted securities, so long as they satisfy both the minimum holding period requirement and, until a one-year holding period has elapsed, the current public information requirement.

Rule 701

Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock before the effective date of the registration statement relating to this prospectus, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, of these persons:

•

those who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144; and

•

those who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144’s minimum holding period restriction.

Sale of restricted securities

The 31,867,847 shares of our common stock that were outstanding on September 4, 2012 are or will become eligible for sale, pursuant to Section 1145 of the U.S. Bankruptcy Code, Rule 144 or Rule 701, without registration, approximately as follows:

•	13,716,386 shares of common stock will be immediately eligible for sale in the public market without restriction;

•

16,921,768 shares of common stock will become eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement relating to this prospectus; and

•

the remaining 1,229,693 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods.

Registration rights

After this offering, the holders of an aggregate of approximately 16,982,484 shares of our common stock will have certain rights with respect to the registration of the offer and sale of those shares under the Securities Act, although the actual number could be higher as a result, among other things, of shares held in street name and unrecorded transfers of shares. For a description of these registration rights, see “Certain relationships and related party transactions-Registration rights agreement.”

Stock options

As of June 30, 2012, there were no outstanding options to acquire newly issued shares of our common stock. As of that date, there were restricted stock units outstanding pursuant to which we are obligated to issue up to 55,253 shares of our common stock as those units vest.

Warrants

As of June 30, 2012, there were no outstanding warrants to acquire newly issued shares of our common stock.

The Offering

Subscription offering and subscription rights

This subscription offering is being made to all salaried employees of Remy and its subsidiaries,

and their respective Immediate Family Members, in each case, who reside in the United States (“Eligible Purchasers”). “Immediate Family Member” means a spouse, parent, child and/or sibling of an eligible employee; provided such individual is over the age of eighteen (18) and is identified by the employee, pursuant to the Employee Stock Purchase Plan approved by our board of directors on September 11, 2012. The minimum number of shares that a person may subscribe to purchase in this offering is 100 shares and the maximum is 200 shares (not including Additional Shares).

Participants who purchase shares in this offering will receive additional shares (“Additional Shares”) without any additional consideration at a rate of 15 shares for every 100 shares purchased, with any fraction of an additional share rounded down. With respect to all participants, the Additional Shares are expected to constitute ordinary income to the relevant employee. See “—Material U.S. federal income tax consequences to purchasers.”

If there are not sufficient shares available to satisfy all subscriptions by participants, a pro rata reduction will be made of any participant’s Shares above 115 total Shares under the Plan.

All determinations as to whether a person constitutes an Eligible Purchaser will be made by us in our sole discretion.

Expiration date for the subscription offering

The offering will expire at 5:00 p.m. Eastern Time on November 30, 2012 (which is referred to herein as the Expiration Date) unless extended by us, in which case the Expiration Date will be such later date. In such case, we will distribute an amended prospectus to all purchasers, giving them the opportunity to confirm, modify or rescind their subscriptions. Subscription rights that have not been exercised prior to the Expiration Date will become void.

We will not execute orders until enough purchasers have subscribed to enable us to satisfy the listing requirement of the NASDAQ Capital Market. If we do not receive the requisite number of purchasers, or if we otherwise terminate the offering, all funds delivered to us pursuant to the subscription offering will be returned promptly to purchasers, without interest. We reserve the right to terminate the offering at any time prior to completion of the offering.

Purchase price

The per share purchase price in this offering (not including Additional Shares) will be $17.00, which was set by the compensation committee of our board of directors. On October 17, 2012, the closing price of our common stock as reported in the OTC Pink Sheets was $17.50 per share.

Persons who cannot exercise subscription rights

We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which the offer or sale of shares of common stock in this offering to such persons would require us, or our officers or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify our securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction.

Procedure for purchasing shares in the offering

To purchase shares in the offering, an executed purchase form with the required payment for each share subscribed for must be received by us by noon, Central Time, on the Expiration Date. Purchase forms that are not received by such time or are executed defectively or are received without full payment, are not required to be accepted. Purchase forms received from any purchaser will be accepted only to the extent that such person is an Eligible Purchaser and such form is sent following the purchaser’s receipt of this prospectus. Copies of purchase forms, payments from other private third parties and wire transfers will not be accepted. Once received, an executed purchase form may not be modified, amended or rescinded without our consent.

To request that a copy of this prospectus be sent to an Immediate Family Member, or for other assistance, please call the Remy Benefits Department at 1-765-778-6488.

Payment for common stock

Payment for shares in the offering may be made only by personal check, bank check or money order. Checks and money orders should be made payable to Remy International, Inc. Payment may not be made by wire transfer of funds. Funds received will be held in escrow until the completion or termination of the offering.

Each purchaser will have any purchased shares (including Additional Shares) issued to such purchaser and deposited into an individual account with the transfer agent. Stock certificates may be requested on an individual basis at no cost to the purchaser for the original certificate.

Restrictions on transfer of subscription rights

Persons having the right to subscribe in this offering will not be permitted to assign or sell such right. Each purchaser will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.

Expenses

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses will be approximately $550,000.

Marketing Arrangements

Certain of our directors and executive officers may participate in the solicitation of offers to purchase common stock through telephone solicitation or by way of informational meetings or personal meetings with persons interested in investing in our common stock. These persons may also respond to questions from prospective purchasers of our shares in the offering. Other employees may participate in the offering in ministerial capacities by providing clerical work in effecting a sales transaction or by answering questions of a ministerial nature. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, so as to permit officers, directors and employees to participate in the sale of our common stock. No officer, director, or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in our common stock.

The NASDAQ Capital Market listing

We intend to apply to have our common stock approved for listing on the NASDAQ Capital Market under the symbol “REMY.” The offering is contingent upon our common stock being approved for such listing, which will require us to issue at least 100 shares to enough purchasers to enable us to satisfy its listing requirement of at least 300 round lot holders. As of October 31, 2012, we had approximately 234 round lot holders.

Material U.S. federal income tax consequences

The following is a general discussion of certain U.S. federal income tax considerations applicable upon the issuance, exercise, and lapse of subscription rights granted to Eligible Purchasers. This summary is based upon current provisions of the Code, regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service (the “Service”), and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all aspects of federal taxation that may be relevant to Eligible Purchasers.

In addition, this discussion does not consider the effect of any foreign, state, local, gift or estate or other tax laws that may be applicable to a particular investor. No ruling has been or will be sought from the Service concerning the tax issues addressed herein, and such issues are subject to substantial uncertainty resulting from the lack of definitive judicial or administrative authority and interpretations applicable thereto. THEREFORE, ALL ELIGIBLE PURCHASERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ISSUANCE, EXERCISE AND LAPSE OF THEIR SUBSCRIPTION RIGHTS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

We believe that an employee should not recognize any income by reason of his or her right and the right of his or her Immediate Family Members to purchase shares of the Company, and neither an employee nor an Immediate Family Member will recognize any loss by reason of a failure to purchase shares. If an employee of Remy or one of its subsidiaries, or any of such employee’s Immediate Family Members, exercises his or her right to purchase shares, we believe it is likely that the employee will recognize income in an amount equal to the fair market value of the Additional Shares (including Additional Shares received by his or her Immediate Family Members) on the date of purchase. For employees, that income will be treated as wages and subject to FICA and Medicare taxes as well as withholding of income tax. Employees who purchase shares will be required to either (a) pay to Remy or the applicable Remy subsidiary (through payroll deduction) the amount of the employee’s share of FICA and Medicare taxes attributable to the Additional Shares as well as the amount of state and federal income taxes and other taxes that Remy or such subsidiary is required to withhold which is attributable to the Additional Shares or (b) direct that Remy or such subsidiary withhold sufficient shares otherwise issuable to the participant employee to satisfy such tax and withholding obligations. With respect to purchases by Immediate Family Members of eligible employees of Remy or one of its subsidiaries, sufficient Additional Shares will automatically be withheld by Remy or such subsidiary to satisfy the tax liability of the employee. The shares that are withheld will be treated as issued to the employee for purposes of determining the amount of income recognized by the employee. Any difference between the fair market value of the withheld shares less the required tax withholding will be remitted to the employee as part of his or her payroll check at least ten business days after the purchase of such shares.

Finally, we believe that the basis of the purchase shares and Additional Shares will be equal to their fair market value on the date that the subscription right was exercised. The holding period for such shares will begin on the day following the exercise of the subscription rights.

Market for common stock

Immediately prior to this offering, there was no active public market for our common stock, although our common stock was quoted on the Over-The-Counter Pink Sheets (“OTC Pink Sheets”) since December 14, 2007 under the symbol “RMYI.”

The following table sets forth, for the periods indicated, the high and low prices quoted for our common stock on the OTC Pink Sheets.

	High	Low

Fiscal Year Ended December 31, 2009
First quarter	$0.50	$0.38
Second quarter	$5.00	$1.00
Third quarter	$4.50	$1.00
Fourth quarter	$3.44	$1.00

Fiscal Year Ended December 31, 2010
First quarter	$13.50	$1.27
Second quarter	$20.00	$10.00
Third quarter	$14.00	$10.00
Fourth quarter	$16.00	$11.25

Fiscal Year Ending December 31, 2011
First quarter	$24.00	$14.00
Second quarter	$28.00	$22.00
Third quarter	$25.85	$16.05
Fourth quarter	$17.40	$14.00

Fiscal Year Ending December 31, 2012
First quarter	$21.00	$16.50
Second quarter	$18.30	$14.00
Third quarter	$20.50	$15.00
Fourth quarter (through October 17, 2012)	$17.50	$16.50

We cannot assure investors that an active trading market will develop for our common stock or be sustained or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

Other than in the United States, no action has been taken by us that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Legal matters

Various legal matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

Experts

The consolidated financial statements (including schedule) of Remy International, Inc. as of December 31, 2011 and December 31, 2010, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. The SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet website at http://www.remyinc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus. You can also call the Remy Benefits Department at 1-765-778-6488 for additional assistance.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Remy International, Inc.

We have audited the accompanying consolidated balance sheets of Remy International, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 16, Schedule II, of Form S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Remy International, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Indianapolis, Indiana

March 2, 2012, except for the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive income as described in Note 2 and Note 14, as to which the date is September 21, 2012

Remy International, Inc.

Consolidated balance sheets

	As of
	December 31,
(In thousands of dollars)	2011	2010

Assets:
Current assets:
Cash and cash equivalents	$91,684	$37,514
Trade accounts receivable (less allowances of $1,612 and $2,364)	190,943	190,001
Other receivables	15,815	16,258
Inventories	152,000	143,021
Deferred income taxes	6,188	3,966
Prepaid expenses and other current assets	10,046	16,304

Total current assets	466,676	407,064

Property, plant and equipment	211,722	190,841
Less accumulated depreciation and amortization	(72,551)	(55,743)

Property, plant and equipment, net	139,171	135,098

Deferred financing costs, net of amortization	6,179	7,386
Goodwill	271,418	270,314
Intangibles, net	111,580	119,119
Other noncurrent assets	34,495	30,175

Total assets	$1,029,519	$969,156

Liabilities and Equity:

Current liabilities:
Short-term debt	$14,243	$18,334
Current maturities of long-term debt	10,268	3,347
Accounts payable	155,474	157,095
Accrued interest	79	1,043
Accrued restructuring	2,925	612
Other current liabilities and accrued expenses	144,120	144,871

Total current liabilities	327,109	325,302

Long-term debt, net of current maturities	286,680	317,769

Postretirement benefits other than pensions	1,918	1,371
Accrued pension benefits	31,060	21,002
Deferred income taxes	27,734	29,905
Other noncurrent liabilities	37,674	30,218

Redeemable preferred stock:
Class A shares	—	51,581
Class B shares	—	114,535

Equity:
Remy International, Inc. stockholders’ equity;
Common stock, Par value of $0.0001; 31,467,367 shares issued and 116,057 treasury shares at December 31, 2011, and 10,755,704 shares issued and 176,057 treasury shares at December 31, 2010	3	1
Additional paid-in capital	316,801	103,932
Retained earnings (accumulated deficit)	57,433	(14,453)
Accumulated other comprehensive loss	(65,730)	(21,357)

Total Remy International, Inc. stockholders’ equity	308,507	68,123
Noncontrolling interest	8,837	9,350

Total equity	317,344	77,473

Total liabilities and equity	$1,029,519	$969,156

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of operations

(In thousands, except per share amounts)	Years ended December 31,
	2011	2010	2009

Net sales	$1,194,953	$1,103,799	$910,745
Cost of goods sold	925,052	866,761	720,723

Gross profit	269,901	237,038	190,022

Selling, general, and administrative expenses	139,685	127,405	101,827
Intangible asset impairment charges	5,600	—	4,000
Restructuring and other charges	3,572	3,963	7,583

Operating income	121,044	105,670	76,612

Interest expense	30,900	46,739	49,534
Loss on extinguishment of debt	—	19,403	—

Income before income taxes	90,144	39,528	27,078
Income tax expense	14,813	18,337	13,018

Net income	75,331	21,191	14,060
Less net income attributable to noncontrolling interest	3,445	4,273	3,272

Net income attributable to Remy International, Inc.	71,886	16,918	10,788
Preferred stock dividends	(2,114)	(30,571)	(25,581)
Loss on extinguishment of preferred stock	(7,572)	—	—

Net income (loss) attributable to common stockholders	$62,200	$(13,653)	$(14,793)

Basic earnings (loss) per share:
Earnings (loss) per share	$2.14	$(1.33)	$(1.46)

Weighted average shares outstanding	29,096	10,278	10,130

Diluted earnings (loss) per share:
Earnings (loss) per share	$2.10	$(1.33)	$(1.46)

Weighted average shares outstanding	29,674	10,278	10,130

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of comprehensive income

	Years ended December 31,
(In thousands):	2011	2010	2009

Net income	$75,331	$21,191	$14,060
Other comprehensive income (loss):
Foreign currency translation adjustments	(4,309)	1,791	4,692
Currency forward contracts, net of tax	(10,225)	374	5,276
Commodity contracts, net of tax	(14,464)	5,513	93
Interest rate swaps, net of tax	—	2,452	151
Employee benefit plans, net of tax	(15,002)	(4,041)	2,451

Total other comprehensive income (loss), net of tax	(44,000)	6,089	12,663

Comprehensive income	31,331	27,280	26,723
Less: Comprehensive income attributable to noncontrolling interest	3,445	4,273	3,272
Less: Other Comprehensive income attributable to noncontrolling interest- Foreign currency translation	373	(22)	257

Comprehensive income attributable to Remy International, Inc.	$27,513	$23,029	$23,194

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of changes in stockholders’ equity

(In thousands of dollars)	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total Remy International, Inc. stockholders’ equity	Noncontrolling interest

Balances at December 31, 2008	$1	$125,217	$(10,313)	$(39,874)	$75,031	$6,420

Net income			14,060		14,060	3,272
Less net income attributable to noncontrolling interest			(3,272)		(3,272)
Foreign currency translation				4,435	4,435	257
Unrealized gains on derivative instruments and interest rate swaps, net of tax				5,520	5,520
Defined benefit plans				2,451	2,451

Total comprehensive income					23,194	3,529
Less distribution to noncontrolling interest						(1,430)
Amortization of restricted stock		1,825			1,825
Preferred stock dividends		(14,571)	(11,010)		(25,581)

Balances at December 31, 2009	1	112,471	(10,535)	(27,468)	74,469	8,519

Net income			21,191		21,191	4,273
Less net income attributable to noncontrolling interest			(4,273)		(4,273)
Foreign currency translation				1,813	1,813	(22)
Unrealized gains on derivative instruments and interest rate swaps, net of tax				8,339	8,339
Defined benefit plans, net of tax				(4,041)	(4,041)

Total comprehensive income					23,029	4,251
Less distribution to noncontrolling interest						(3,420)
Amortization of restricted stock		1,196			1,196
Preferred stock dividends		(9,735)	(20,836)		(30,571)

Balances at December 31, 2010	1	103,932	(14,453)	(21,357)	68,123	9,350

Net income			75,331		75,331	3,445
Less net income attributable to noncontrolling interest			(3,445)		(3,445)
Foreign currency translation				(4,682)	(4,682)	373
Unrealized losses on derivative instruments and interest rate swaps, net of tax				(24,689)	(24,689)
Defined benefit plans, net of tax				(15,002)	(15,002)

Total comprehensive income					27,513	3,818
Issuance of common stock, net of expenses	2	215,710			215,712
Reclassification of restricted stock award to liability award		(39)			(39)
Less distribution to noncontrolling interest						(4,331)
Amortization of restricted stock		6,884			6,884
Preferred stock dividends		(2,114)			(2,114)
Loss on extinguishment of preferred stock		(7,572)			(7,572)

Balances at December 31, 2011	$3	$316,801	$57,433	$(65,730)	$308,507	$8,837

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of cash flows

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009

Cash Flows from Operating Activities:
Net income	$75,331	$21,191	$14,060
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	35,252	29,269	30,798
Amortization of debt issuance costs	1,800	1,868	1,845
Noncash compensation expense	6,884	1,196	1,825
Loss on extinguishment of debt	—	19,403	—
Impairment charges	5,600	—	4,000
Settlement gain on postretirement benefits	—	—	(11,987)
Interest on PIK notes	—	—	16,715
Interest paid on PIK note redemption	—	(33,040)	—
Deferred income taxes	(2,845)	1,305	2,072
Accrued pension and postretirement benefits, net	(4,311)	(3,096)	7,465
Restructuring and other charges	3,572	3,963	7,583
Cash payments for restructuring charges	(1,237)	(3,253)	(11,504)
Other	(1,469)	(5,250)	(2,719)
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	210	(24,241)	(34,414)
Inventories	(10,708)	(13,888)	35,938
Accounts payable	(4,705)	28,471	13,086
Other current assets and liabilities, net	(15,027)	20,768	8,440
Other noncurrent assets, liabilities, and other	(18,800)	(3,808)	(10,534)

Net cash provided by operating activities	69,547	40,858	72,669

Cash Flows from Investing Activities:
Net proceeds on sale of assets	—	—	6,000
Purchases of property, plant and equipment	(21,167)	(19,086)	(11,826)
Government grant proceeds related to capital expenditures	2,186	4,073	—

Net cash used in investing activities	(18,981)	(15,013)	(5,826)

Cash Flows from Financing Activities:
Change in short-term debt and revolver	(25,233)	13,235	(50,376)
Proceeds from issuance of long-term debt	—	297,000	—
Payments made on long-term debt, including capital leases	(3,347)	(305,297)	(2,778)
Payments related to premium and other debt extinguishment costs	—	(13,022)	—
Distributions to noncontrolling interest, net	(4,331)	(3,420)	(1,430)
Net proceeds from common stock rights offering	122,177	—	—
Dividend payments on preferred stock	(37,399)	—	—
Cash payments on redemption of preferred stock	(44,869)	—	—
Debt issuance costs	(141)	(7,125)	—

Net cash (used in) provided by financing activities	6,857	(18,629)	(54,584)
Effect of exchange rate changes on cash and cash equivalents	(3,253)	127	(832)

Net increase in cash and cash equivalents	54,170	7,343	11,427
Cash and cash equivalents at beginning of period	37,514	30,171	18,744

Cash and cash equivalents at end of period	$91,684	$37,514	$30,171

Supplemental information:

Noncash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$4,252	$1,315	$1,140

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Notes to consolidated financial statements

1. Description of the business

Business

Remy International, Inc. (together with its subsidiaries, “we,” “our,” “us,” “Remy” or the “Company”) is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We sell our products worldwide primarily under the “Delco Remy,” “Remy,” and “World Wide Automotive” brand names and our customers’ widely recognized private label brand names. Our products include light-duty and heavy-duty starters and alternators for both the original equipment and the remanufactured markets, and hybrid power technology. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, Latin America and Asia-Pacific.

We are one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Our remanufacturing operations obtain failed products, commonly known as cores, from our customers as returns. These cores are an essential material needed for the remanufacturing operations. We have expanded our operations to become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market, especially in the heavy-duty OEM market, since we separated from General Motors Corporation (“GM”) in 1994, when we were essentially an original equipment supplier predominantly to GM.

In general, our business is influenced by the underlying trends in the automobile, light truck, and heavy-duty truck, construction and industrial markets. We have been able to reduce the cyclical nature of some of our businesses with the diversity of OEM markets between the automotive, heavy-duty truck and industrial markets by focusing on our remanufacturing capabilities and our aftermarket business.

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from one or two suppliers, and we compete with a number of companies who supply automobile manufacturers throughout the world.

As of December 31, 2011, a significant investor held a 47% ownership interest in Remy, comprised of 14,805,195 shares of our common stock. Additionally, the significant investor held $29,700,000 principal amount of our Term B Loan as of December 31, 2011.

During the year ended December 31, 2011, the significant investor acquired an additional 9,870,130 shares of our common stock in our rights offering, and their investment became a 47% ownership in Remy. In connection with the rights offering, the significant investor exchanged 42,359 shares of our Series A and Series B preferred shares and board members exchanged 565 shares of our Series B preferred shares for common stock. The remaining preferred shares owned by the board members were redeemed on January 31, 2011.

As of December 31, 2010, the significant investor held a 46% ownership interest in Remy, comprised of 4,935,065 shares of our common stock and 42,359 shares of our Series A and Series B preferred stock. Additionally, board members held 1,000 shares of our Series B preferred as of December 31, 2010. On December 17, 2010, we extinguished our Third-Priority Floating Secured PIK Notes of which the significant investor held $50,306,000. The significant investor participated in our Term B Loan syndication for $30,000,000 as of December 31, 2010.

Remy International, Inc. emerged from bankruptcy effective December 6, 2007. Accordingly, we applied the freshstart accounting provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 852, Reorganizations, at that date.

2. Summary of significant accounting policies

Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of Remy International, Inc., all wholly-owned subsidiaries and any partially-owned subsidiary that we have the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated. Investments in companies in which we hold an ownership interest of 20% to 50% over which we exercise significant influence are accounted for by the equity method. Currently, we account for all 20% to 50% owned entities under the equity method. Investments in companies in which we hold an ownership interest of less than 20% are accounted for on the cost basis. Such investments were not material at December 31, 2011 and 2010. All significant intercompany accounts and transactions have been eliminated.

Evaluation of Subsequent Events

We have evaluated subsequent events through March 2, 2012, the date our December 31, 2011 consolidated financial statements are available for issuance. See Note 14 and Note 18 for disclosure of subsequent events.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, ownership has transferred, the seller’s price to the buyer is fixed and determinable and collectability is reasonably assured. Sales are recorded upon shipment of product to customers and transfer of title and risk of loss under standard commercial terms (typically, F.O.B. shipping point). Prior to April 2009, we had arrangements with certain customers in which we recognized revenue on our products at the customers’ point of sale. We recognize shipping and handling costs as costs of goods sold with the related amounts billed to customers as sales. Accruals for sales returns, price protection and other allowances are provided at the time of shipment based upon past experience. Adjustments to such accruals are made as new information becomes available. We accrue for rebates, price protection and other customer sales allowances in accordance with specific customer arrangements. Such rebates are recorded as a reduction of sales.

Accounting for remanufacturing operations

Core deposits

Remanufacturing is the process where failed or used components, commonly known as cores, are disassembled into subcomponents, cleaned, inspected, tested, combined with new subcomponents and reassembled into saleable, finished products. With many customers, a deposit is charged for the core. Upon return of a core, we grant the customer a credit based on the core deposit value. Deposits charged by us totaled $113,670,000, $109,106,000 and $119,586,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Core deposits are excluded from revenue. We generally limit core returns to the quantity of similar, remanufactured cores previously sold to the customer.

Core liability

We record a liability for core returns based on cores expected to be returned. This liability is recorded in “Other current liabilities and accrued expenses” in the accompanying consolidated balance sheets. The liability represents the difference between the core deposit value to be credited to the customer and the estimated core inventory value of the core to be returned. Revisions to these estimates are made periodically to consider current costs and customer return trends.

Core inventory

Upon receipt of a core, we record inventory at lower of cost or fair market value. The value of a core declines over its estimated useful life (ranging from 4 to 30 years) and is devalued accordingly. Carrying value of the core inventory is evaluated by comparing current prices obtained from core brokers to carrying cost. The devaluation of core carrying value is reflected as a charge to cost of goods sold. Core inventory that is deemed to be obsolete or in excess of current and future projected demand is written down to the lower of cost or market and charged to cost of goods sold. Core inventories are classified as “Inventories” in the accompanying consolidated balance sheets.

Customer contract intangibles

Upon entering into new or extending existing contracts, we may be required to purchase certain cores and inventory from our customers at retail prices, or be obligated to provide certain agreed support. The excess of the prices paid for the cores and inventory over fair value, and the value of any agreed support, are recorded as contract intangibles and amortized as a reduction to revenue on a method to reflect the pattern of economic benefit consumed. Customer contract intangibles that are determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combination, and which are not paid to the customers, are amortized and recorded in cost of goods sold. Contract intangibles are included in “Intangibles, net” in the noncurrent asset section of the accompanying consolidated balance sheets.

Customer obligations

Customer obligations relate to liabilities when we enter into new or amend existing customer contracts. These contracts designate us to be the exclusive supplier to the respective customer, product line or distribution center and require us to compensate these customers over several years.

In addition, we have entered into arrangements with certain customers where we purchased the cores held in their inventory. Credits to be issued to these customers for these arrangements are recorded at net present value and are reflected as “Customer obligations.” These obligations are included in “Other current liabilities and accrued expenses” and “Other noncurrent liabilities” in the accompanying consolidated balance sheets. Subsequent to the arrangements, the inventory owned by these customers only represents the exchange value of the remanufactured product.

Right of core return

When we enter into arrangements to purchase certain cores held in a customer’s inventory or when the customer is not charged a deposit for the core, we have the right to receive a core from the customer in return for every exchange unit supplied to them. We classify such rights as “Core return rights” in “Other noncurrent assets” in the accompanying consolidated balance sheets. The core return rights are valued based on the underlying core inventory values. Devaluation of these rights is charged to cost of goods sold. On a periodic basis, we settle with a customer for cores that have not been returned.

Research and development

We conduct research and development programs that are expected to contribute to future earnings. Such costs are included in selling, general and administrative expenses in the consolidated statements of operations. Company-funded research and development expenses were approximately $26,548,000, $17,522,000 and $11,694,000, for the years ended December 31, 2011, 2010 and 2009, respectively.

Customer-funded research and development expenses, recorded as an offset to research and development expense in selling, general and administrative expenses, were approximately $405,000, $232,000 and $1,728,000, for the years ended December 31, 2011, 2010 and 2009, respectively.

Government grants

We record government grants when there is reasonable assurance that the grant will be received and we will comply with the conditions attached to the grants received. Grants related to income are recorded as an offset to the related expense in the accompanying consolidated statements of operations. Grants related to assets are recorded as deferred revenue and recognized on a straight-line basis over the useful life of the related asset. We continue to evaluate our compliance with the conditions attached to the related grants.

On August 5, 2009, the U.S. government announced its intention to enter into negotiations with us regarding the awarding of a grant to us of approximately $60,200,000 for investments in equipment and manufacturing capability to manufacture electric drive motor technology for use in electric drive vehicles. We finalized the negotiation on this grant on April 8, 2010. The grant will reimburse certain capital expenditures, labor, subcontract and other allowable costs at a rate of fifty percent (50%) of the amount expended during a three-year period. In March 2011, the grant was extended through December 16, 2013. As of December 31, 2011, we have $35,459,000 of the grant award remaining.

On August 16, 2010, the Mexican government granted us approximately $727,000 for investments in manufacturing equipment. The grant reimbursed certain capital expenditures up to 100% of the awarded amount of spending through December 31, 2010.

We have deferred revenue of $6,012,000 and $4,073,000 related to government grants, as of December 31, 2011 and 2010, respectively. Certain amounts of the associated property, plant and equipment have been placed in service during the year ended December 31, 2011 and resulted in amortization of $231,000 during the year ended December 31, 2011. The amounts recognized in the accompanying consolidated statements of operations as government grants were as follows (in thousands of dollars):

	2011	2010	2009

Reduction of cost of goods sold	$5,529	$5,326	$42
Reduction of selling, general and administrative expenses	$7,691	$3,910	$1,979

Cash and cash equivalents

All cash balances and highly liquid investments with maturities of ninety days or less when acquired are considered cash and cash equivalents. The carrying amount of cash equivalents approximates fair value.

Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable is stated at net realizable value, which approximates fair value. Substantially all of our trade accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both domestically and internationally. Trade accounts receivable include notes receivables of $25,367,000 and $23,906,000 as of December 31, 2011 and 2010, respectively, which are primarily due within the next six months. Trade accounts receivable is reduced by an allowance for amounts that are expected to become uncollectible in the future and for disputed items. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. We maintain allowances for doubtful customer accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is developed based on several factors including customers’ credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories other than core inventory

Inventories other than core inventory are carried at the lower of cost or market determined on the first-in, first-out (FIFO) method. We evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete or in excess of current and future projected market demand, we record an inventory reserve and a charge to cost of goods sold to reduce carrying cost to lower of cost or market.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Major expenditures that significantly extend the useful life or enhance the usability of the property, plant or equipment are capitalized. Depreciation is calculated primarily using the straight-line method over the estimated useful lives of the related assets (15 to 40 years for buildings and 3 to 15 years for tooling, machinery and equipment). Capital leases and leasehold improvements are amortized over the shorter of the lease term or their estimated useful life.

Valuation of long-lived assets

When events or circumstances indicate a potential impairment to the carrying value, we evaluate the carrying value of long-lived assets, including certain intangible assets, for recoverability through an undiscounted cash flow analysis. When such events or circumstances arise which indicate the long-lived asset is not recoverable, fair market value is determined by asset, or the appropriate grouping of assets, and is compared to the asset’s carrying value to determine if impairment exists. Asset impairments are recorded as a charge to operations, based on the amount by which the carrying value exceeds the fair market value. Long-lived assets to be disposed of other than by sale are considered held and used until such time as the asset is disposed.

Tooling

Tooling, which is included in machinery and equipment in the accompanying consolidated balance sheets, includes the costs to design and develop tools, dies, jigs and other items owned by us and used in the manufacture of products sold under long-term supply agreements. Tooling is amortized over the tool’s expected life. Tooling that involves new technology not covered by a customer supply agreement is expensed as incurred. Engineering, testing and other costs incurred in the design and development of products and product components are expensed as incurred.

Goodwill and other intangible assets

Goodwill represents the excess of the reorganization value assigned by the Bankruptcy Court upon our emergence from bankruptcy on December 6, 2007, over the net assets’ fair value as determined in accordance with FASB ASC Topic 852, Reorganizations. Indefinite-lived intangible assets, consisting of trade names, were stated at estimated fair value as a result of fresh-start reporting.

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment at least annually. We perform our annual impairment test in the fourth quarter of each fiscal year, or more frequently if impairment indicators arise. We determine goodwill impairment charges by comparing the carrying value of each reporting unit to the fair value of the reporting unit. In determining fair value of reporting units, we utilize discounted cash flow analyses and guideline company market multiples. Where the carrying value exceeds the fair value for a particular reporting unit, goodwill impairment charges may be recognized.

Definite-lived intangible assets have been stated at estimated fair value as a result of fresh-start reporting. The values of other intangible assets with determinable useful lives are amortized on a basis to reflect the pattern of economic benefit consumed. Prior to the application of fresh-start, intangible assets were stated at cost. Certain amortization of intangibles associated with specific customers in the aftermarket business is recorded as a reduction of sales.

Foreign currency translation

Each of our foreign subsidiaries’ functional currency as of December 31, 2011, is its local currency, with the exception of our subsidiaries in Mexico for which the U.S. dollar is the functional currency since substantially all of the purchases and sales are denominated in U.S. dollars. On January 1, 2010, we changed the functional currency in Hungary to the Euro since substantially all of the purchases and sales are denominated in Euro. Financial statements of foreign subsidiaries for which the functional currency is their local currency are translated into U.S.

dollars using the exchange rate at each balance sheet date for assets and liabilities and at the average exchange rate for each year for revenue and expenses. Translation adjustments are recorded as a separate component of stockholders’ equity and reflected in other comprehensive income (loss) (“OCI”). For each of our foreign subsidiaries, gains and losses arising from transactions denominated in a currency other than the functional currency are included in the accompanying consolidated statements of operations. We evaluate our foreign subsidiaries’ functional currency on an ongoing basis.

Derivative financial instruments

In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values, interest rates and commodity prices that can affect the cost of operating, investing and financing. Accordingly, we address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. We have historically used derivative financial instruments for the purpose of hedging currency, interest rate and commodity exposures, which exist as a part of ongoing business operations.

As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue derivative financial instruments for trading purposes. Our objectives for holding derivatives are to minimize risks using the most effective and cost-efficient methods available. Management routinely reviews the effectiveness of the use of derivative financial instruments.

We recognize all of our derivative instruments as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated, and is effective, as a hedge and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item or are deferred and reported as a component of “Accumulated other comprehensive income (loss)” (“AOCI”) and subsequently recognized in earnings when the hedged item affects earnings. The change in fair value of the ineffective portion of a financial instrument, determined using the change in fair value method, is recognized in earnings immediately. The gain or loss related to financial instruments that are not designated as hedges is recognized immediately in earnings.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management’s estimate of product failure rates and customer eligibility. If these factors differ from management’s estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FASB ASC Topic 740 also requires deferred tax assets to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We assess the need to maintain a valuation allowance for deferred tax assets based on an assessment of whether it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Appropriate consideration is given to all available evidence, both positive and negative, in assessing the need for a valuation allowance.

Failure to achieve forecasted taxable income may affect the ultimate realization of certain deferred tax assets arising from operations following our emergence from bankruptcy and pre-emergence net operating losses. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, general economic conditions, increased competition or other market conditions, costs incurred or delays in product availability.

Pension and postretirement plans

We maintain limited defined benefit pension plans and other postretirement benefit plans, as well as a supplemental employee retirement plan covering certain executives. Costs associated with these plans are based on actuarial computations. Inherent in these valuations are key assumptions regarding discount rates, expected return on plan assets, rates of compensation increases and the rates of health care benefit increases. If future trends in these assumptions prove to differ from management’s assumptions, revisions to the plan assets and benefit obligations may be required.

Earnings per share

Basic earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average shares outstanding during the period. Diluted earnings per share are based on the weighted average number of shares outstanding plus the assumed issuance of common shares and related adjustment to net income (loss) attributable to common stockholders related to all potentially dilutive securities. For the year ended December 31, 2011, in applying the treasury stock method, equivalent shares of unvested restricted stock and restricted stock units of 578,288 shares were included in the weighted average shares outstanding in the diluted calculation. For the years ended December 31, 2010 and 2009, in applying the treasury stock method, equivalent shares of unvested restricted stock and restricted stock units of 72,245 and none, respectively, were antidilutive and excluded from the basic and dilutive calculation.

Recent accounting adoptions

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This update became effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220),

Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which supersedes changes to those paragraphs in Update 2011-05 that pertain to how, when and where reclassification adjustments are presented. ASU No. 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retroactively. We adopted this new guidance on January 1, 2012. The retroactive adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

New accounting pronouncements

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. ASU No. 2010-20 is effective for us for interim and annual periods ending on or after December 15, 2011. In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310), Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20, which deferred the effective date for certain disclosures. The adoption of ASU No. 2010-20 is expected to increase our disclosures, but is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350), Testing Goodwill for Impairment, to simplify how entities test goodwill for impairment. ASU No. 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU No. 2011-08 is effective for us for interim and annual periods beginning on or after December 15, 2011. The adoption of ASU No. 2011-08 is expected to simplify our goodwill impairment testing but is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of ASU No. 2011-11 is expected to increase our disclosures, but is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

3. Fair value measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities remeasured and disclosed at fair value on a recurring basis as of December 31, 2011 and 2010, are set forth in the table below:

	As of December 31, 2011			As of December 31, 2010
(In thousands of dollars)	Asset/ (liability)	Level 2	Valuation technique	Asset/ (liability)	Level 2	Valuation technique

Interest rate swap contracts	$(4,157)	$(4,157)	C	$(5,001)	$(5,001)	C
Foreign exchange contracts	(11,732)	(11,732)	C	1,016	1,016	C
Commodity contracts	(5,404)	(5,404)	C	9,471	9,471	C

We calculate the fair value of our interest rate swap contracts, commodity contracts and foreign currency contracts using quoted interest rate curves, quoted commodity forward rates and quoted currency forward rates. For contracts which, when aggregated by counterparty, are in a liability position, the discount rates are adjusted by the credit spread that market participants would apply if buying these contracts from our counterparties.

The following table presents our defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2011:

(In thousands of dollars)	Total	Level 1	Valuation technique

U.S. Plans:
Interest-bearing cash and equivalents	$1,977	$1,977	A
Investments with registered investment companies:
Fixed income securities	11,241	11,241	A
Equity securities	20,087	20,087	A

	33,305	33,305

U.K. Plans:
Interest-bearing cash and equivalents	159	159	A
Investments with registered investment companies:
Fixed income securities	2,446	2,446	A
Equity securities	5,855	5,855	A

	8,460	8,460

Total	$41,765	$41,765

The following table presents our defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2010:

(In thousands of dollars)	Total	Level 1	Valuation technique

U.S. Plans:
Interest-bearing cash and equivalents	$1,972	$1,972	A
Investments with registered investment companies:
Fixed income securities	11,333	11,333	A
Equity securities	20,189	20,189	A

	33,494	33,494

U.K. Plans:
Investments with registered investment companies:
Fixed income securities	2,445	2,445	A
Equity securities	5,985	5,985	A

	8,430	8,430

Total	$41,924	$41,924

Investments with registered investment companies are valued at the closing price reported on the active market on which the funds are traded.

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets (see Notes 6, 7 and 15). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as observable inputs are not available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

4. Financial instruments

Foreign currency risk

We manufacture and sell our products primarily in North America, South America, Asia, Europe and Africa. As a result our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and sell our products. We generally try to use natural hedges within our foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, we consider managing certain aspects of our foreign currency activities through the use of foreign exchange contracts. We primarily utilize forward exchange contracts with maturities generally within 15 months to hedge against currency rate fluctuations, some of which are designated as hedges.

As of December 31, 2011 and 2010, we had the following outstanding foreign currency contracts that were entered into to hedge forecasted purchases and revenues, respectively:

(In thousands)	Currency denomination as of December 31,
Foreign currency contract	2011	2010

South Korean Won Forward	$41,287	$38,144
Mexican Peso Collar	$58,892	$23,316
Brazilian Real Forward	$11,400	$—
Hungarian Forint Forward	€19,400	€14,400
Great Britain Pound Forward	£1,850	£—

Accumulated unrealized net losses of $(9,513,000) and net gains of $712,000 were recorded in accumulated other comprehensive income (loss) (AOCI) as of December 31, 2011 and 2010, respectively. As of December 31, 2011, losses of $(9,413,000) are expected to be reclassified to the consolidated statement of operations within the next twelve months. Any ineffectiveness during the years ended December 31, 2011 and 2010 was immaterial. As a result of a decline in activity during 2009, we became over-hedged resulting in $(150,000) of loss on hedge ineffectiveness. The Mexican Peso contracts with 2011 settlements were undesignated hedges and the changes in the fair value were recorded as cost of goods sold in the consolidated statement of operations.

Interest rate risk

During 2010, we entered into an interest rate swap agreement in respect of 50% of the outstanding principal balance of our Term B Loan under which we swap a variable LIBOR rate with a floor of 1.750% to a fixed rate of 3.345%. The Term B Loan $150,000,000 notional value interest rate swap expires December 31, 2013. Due to the significant value of the terminated swaps which were rolled into this swap, this interest rate swap is an undesignated hedge and changes in the fair value are recorded as interest expense in the accompanying consolidated statements of operations.

During 2009, we entered into two interest rate swap agreements that effectively converted $50,000,000 of our First Lien Term Loans from a variable interest rate to a fixed rate of 2.500%, and $50,000,000 of our Second Lien Term Loan from a variable interest rate to a fixed rate of 2.600%.

During 2008, we entered into two interest rate swap agreements that effectively converted $100,000,000 of our First and Second Lien Term Loans from a variable interest rate to a fixed rate of 3.585%, and $50,000,000 of our First Lien Term Loan from a variable interest rate to a fixed rate of 3.390%. The $100,000,000 notional value interest rate swap expired on December 13, 2010.

Since the First and Second Lien Term Loan interest rate swaps hedged the variability of interest payments on variable rate debt with the same terms, they qualified for cash flow hedge accounting treatment. There was no hedge ineffectiveness during the year ended December 31, 2009. As the interest related to the First and Second Lien Term Loans was no longer probable of occurring as a result of the debt refinancing in December 2010 (Note 11), we recognized the remaining amounts of the interest rate swaps in AOCI of $4,213,000 as interest expense in 2010.

During 2008, we terminated certain interest rate swap agreements resulting in a gain that is amortized as an offset to interest expense over the original term of the agreements. We recognized the remaining amounts of the gain in AOCI of $175,000 as a reduction of interest expense on December 17, 2010, in connection with the debt refinancing (see Note 11).

The interest rate swaps reduce our overall interest rate risk. However, due to the remaining outstanding borrowings on the Term B Loan and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to us could be material if there are significant adverse changes in interest rates.

Commodity price risk

Our production processes are dependent upon the supply of certain components whose raw materials are exposed to price fluctuations on the open market. The primary purpose of our commodity price forward contract activity is to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly to maximize the overall effectiveness of our commodity forward contracts. The principal raw material hedged is copper. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to 15 months in the future. Additionally, we purchase certain commodities during the normal course of business which result in physical delivery and are excluded from hedge accounting.

We had thirty-nine commodity price hedge contracts outstanding at December 31, 2011, and thirty-one commodity price hedge contracts outstanding at December 31, 2010, with combined notional quantities of 4,882 and 5,035 metric tons of copper, respectively. The contracts outstanding as of December 31, 2011 mature within the next fifteen months. These contracts were designated as cash flow hedging instruments. Accumulated unrealized net losses of $(5,326,000) and net gains of $9,138,000 were recorded in AOCI as of December 31, 2011 and 2010, respectively. As of December 31, 2011, losses of $(5,459,000) are expected to be reclassified to the accompanying consolidated statement of operations within the next 12 months. During the years ended December 31, 2011 and 2010, we recorded hedge ineffectiveness of $(91,000) and $333,000, respectively. Hedge ineffectiveness during the year ended December 31, 2009, was immaterial.

Other

We present our derivative positions and any related material collateral under master netting agreements on a net basis.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the change in fair value method, are recognized in the accompanying consolidated statements of operations. Derivative gains and losses included in AOCI for effective hedges are reclassified into the accompanying consolidated statements of operations upon recognition of the hedged transaction.

Any derivative instrument designated initially, but no longer effective as a hedge, or initially not effective as a hedge, is recorded at fair value and the related gains and losses are recognized in the accompanying consolidated statements of operations. Our undesignated hedges are primarily foreign currency hedges as the entity with the derivative transaction does not bear the foreign currency risk, and our interest rate swaps whose fair value at inception of the instrument due to the rollover of existing interest rate swaps resulted in ineffectiveness.

The following table discloses the fair values and balance sheet locations of our derivative instruments:

	Asset derivatives			Liability derivatives
	Balance sheet location	As of December 31,		Balance sheet location	As of December 31,
(In thousands of dollars)		2011	2010		2011	2010

Derivatives designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$80	$9,471	Other current liabilities and accrued expenses	$5,620	$—
Commodity contracts	Other noncurrent assets	136	—	Other noncurrent liabilities	—	—
Foreign currency contracts	Prepaid expenses and other current assets	1,315	1,154	Other current liabilities and accrued expenses	12,947	—
Foreign currency contracts	Other noncurrent assets	—	—	Other noncurrent liabilities	100	—

Total derivatives designated as hedging instruments		$1,531	$10,625		$18,667	$—

Derivatives not designated as hedging instruments:
Foreign currency contracts	Prepaid expenses and other current assets	$—	$—	Other current liabilities and accrued expenses	$—	$138
Interest rate swap contracts	Prepaid expenses and other current assets	—	—	Other current liabilities and accrued expenses	2,209	2,303
Interest rate swap contracts	Other noncurrent assets	—	—	Other noncurrent liabilities	1,948	2,698

Total derivatives not designated as hedging instruments		$—	$—		$4,157	$5,139

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the year ended December 31, 2011 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$ (7,722)	Cost of goods sold	$6,742	Cost of goods sold	$(91)
Foreign currency contracts	(7,567)	Cost of goods sold	2,658	Cost of goods sold	—

	$(15,289)		$9,400		$(91)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Foreign currency contracts	Cost of goods sold	$(2,213)
Interest rate swap	Interest expense	(1,659)

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the year ended December 31, 2010 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Interest rate swap contracts	$(4,431)	Interest expense, net	$(4,831)	Interest expense, net	$(4,213)
Commodity contracts	10,681	Cost of goods sold	1,636	Cost of goods sold	333
Foreign currency contracts	1,333	Cost of goods sold	959	Cost of goods sold	—

	$7,583		$(2,236)		$(3,880)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Foreign currency contracts	Cost of goods sold	$887
Interest rate swap contracts	Interest expense, net	(787)

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy. Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. We conduct a significant amount of business with GM, another large original equipment manufacturer and three large automotive parts retailers. Net sales to these customers in the aggregate represented 49.1%, 49.6% and 51.0% of consolidated net sales for the years ended December 31, 2011, 2010 and 2009, respectively.

GM represents our largest customer and accounted for approximately 20.7%, 23.0% and 19.0% of the sales for the years ended December 31, 2011, 2010 and 2009, respectively.

Accounts receivable factoring arrangements

We have entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These are treated as a sale. The transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any domestic accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of financing for us. The cost of factoring such accounts receivable is reflected in the accompanying consolidated statements of operations as interest expense with other financing costs. The cost of factoring such accounts receivable for the years ended December 31, 2011, 2010 and 2009, was $6,501,000, $6,758,000 and $7,653,000, respectively. Gross amounts factored under these facilities as of December 31, 2011 and 2010, were $204,453,000 and $178,398,000, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition.

5. Inventories

Net inventories consisted of the following:

	As of December 31,
(In thousands of dollars)	2011	2010
Raw materials	$51,974	$46,722
Core inventory	26,715	27,041
Work-in-process	9,844	9,568
Finished goods	63,467	59,690

	$152,000	$143,021

Raw materials also include materials consumed in the manufacturing and remanufacturing process, but not directly incorporated into the finished products.

6. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As of December 31,
(In thousands of dollars)	2011	2010
Land and buildings	$41,776	$35,740
Machinery and equipment	169,946	155,101

	$211,722	$190,841

Depreciation and amortization expense of property, plant and equipment for the years ended December 31, 2011, 2010 and 2009, was $19,110,000, $18,643,000 and $19,917,000, respectively.

7. Goodwill and other intangible assets

The following table represents the carrying value of other intangible assets:

	As of December 31, 2011			As of December 31, 2010
(In thousands of dollars)	Carrying value	Accumulated amortization	Net	Carrying value	Accumulated amortization	Net

Definite-life intangibles:
Intellectual property	$12,705	$3,508	$9,197	$11,230	$3,087	$8,143
Customer relationships	35,500	13,170	22,330	35,500	9,608	25,892
Customer contracts	90,406	58,553	31,853	71,373	40,489	30,884
Trade names	—	—	—	6,000	—	6,000
Total	138,611	75,231	63,380	124,103	53,184	70,919

Indefinite-life intangibles:
Trade names	48,200	—	48,200	48,200	—	48,200

Intangible assets, net	$186,811	$75,231	$111,580	$172,303	$53,184	$119,119

Intellectual property primarily consists of $9,000,000 assigned as a result of applying fresh-start accounting in 2007 for the value of trade secrets, patents and regulatory approvals. The value assigned is based on the relief from royalty method utilizing the forecasted revenue and applying a royalty rate based on similar arm’s length licensing transactions. The weighted average useful life of intellectual property intangibles as of December 31, 2011 was 11.4 years. In 2011 and 2010, we added $1,475,000 and $1,434,000 of intellectual property, respectively, at cost with a weighted average life of approximately 15.0 years and 11.6 years, respectively.

Customer relationships consist of $35,500,000 assigned during fresh-start in 2007 based on the value of our relationship with certain customers and the ability to generate future recurring income. The amortization period is 10 years based on an estimate of the remaining useful life.

Customer contract intangibles consist of the excess of the prices paid for the cores and inventory over fair value, and the value of any agreed support for new contracts with customers and $29,800,000 assigned as a result of applying fresh-start accounting in 2007 based on our contracts with certain customers, and the associated revenue streams. The weighted average useful life of the customer contract intangibles as of December 31, 2011 was 3.8 years. During 2011 and 2010, we had additions of approximately $19,033,000 and $4,265,000, respectively, with a weighted average useful life of 3.2 years and 3.3 years, respectively, based on the estimated useful lives of the contracts. We do not typically assume a renewal or extension of the terms in determining the amortization period.

As a result of fresh-start accounting, we recorded $59,700,000 of trade names based on the earnings potential and relief of costs associated with licensing the trade names. Our trade names were assigned an indefinite life. As a result of the change in economic conditions in 2010, we reassessed the useful life of a certain indefinite life trade name. On December 31, 2010, we assigned a 10-year useful life to this trade name, which had a value of $6,000,000.

In the third quarter of 2011, we fully impaired our defined-life intangible trade name by $5,600,000, and recorded the loss in the consolidated statement of operations in “intangible asset impairment charges.” The impairment was the result of a change in revenue being generated by the products sold under this trade name to products sold under our customer’s private label brand. In 2009, we impaired trade names by $4,000,000. Our Level 3 estimated fair value analysis was based on a relief from royalty methodology utilizing the projected future revenues, and applying a royalty rate based on similar arm’s length licensing transactions for the related margins. These impairments were the result of anticipated lower revenue being generated by the products sold under our trade names, and were recorded in the accompanying consolidated statements of operations in “Intangible asset impairment charges.”

We have entered into several transactions and agreements with GM and certain of its subsidiaries related to their respective businesses. Pursuant to a Trademark License Agreement between us and GM, GM granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy-duty starters and alternators initially until July 31, 2004, and extendable indefinitely upon payment of a fixed $100,000 annual licensing fee to GM. The “Delco Remy” and “Remy” trademarks are registered in the U.S., Canada and Mexico and in major markets worldwide. We own the “Remy” trademark. GM has agreed that upon our request, it will register the “Delco Remy” trademark in any jurisdiction where it is not currently registered.

A summary of goodwill is as follows:

(In thousands of dollars)
Balance as of December 31, 2009	$273,786
Adjustments	(3,472)

Balance as of December 31, 2010	$270,314
Adjustments	1,104

Balance as of December 31, 2011	$271,418

In 2011 and 2010, we recorded a correction of an error pursuant to FASB ASC Topic 250, Accounting Changes and Error Corrections. The errors related to unrecorded noncurrent taxes payable and unsupported noncurrent deferred tax liabilities which related to periods prior to November 30, 2007. As a result of application of the provisions of FASB ASC Topic 852, Reorganizations, in November 2007, the errors should be reflected in our fresh-start adjustments. As of December 31, 2011 and 2010, we have accordingly adjusted our goodwill to reflect the impact of these errors. We have not restated the prior year balance sheets due to immateriality. In 2011, goodwill and other noncurrent liabilities were increased by $1,104,000. In 2010, goodwill and noncurrent deferred income tax assets were decreased by $3,472,000 and $3,543,000, respectively, other current liabilities and accrued expenses increased $71,000.

Definite-lived intangible assets are being amortized to reflect the pattern of economic benefit consumed. We do not assume any residual value in our intangible assets. Amortization expense of definite-lived intangibles for the years ended December 31, 2011, 2010 and 2009 was

$22,448,000, $20,892,000 and $18,214,000, respectively. Estimated future amortization, in thousands of dollars, for intangibles with definite lives at December 31, 2011, is:

2012	$17,265
2013	14,655
2014	10,945
2015	5,880
2016	6,474

8. Other noncurrent assets

Other noncurrent assets primarily consisted of core return rights of $28,941,000 and $25,440,000 as of December 31, 2011 and 2010, respectively.

9. Other current liabilities and accrued expenses

Other current liabilities and accrued expenses consist of the following:

	As of December 31,
(In thousands of dollars)	2011	2010
Accrued warranty	$25,609	$28,433
Accrued wages and benefits	32,486	43,790
Current portion of customer obligations	8,388	8,866
Rebates, stocklifts, discounts and returns	16,645	14,530
Current deferred revenue	4,087	3,963
Other	56,905	45,289

	$144,120	$144,871

Changes to our current and noncurrent accrued warranty were as follows:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009
Balance at beginning of period	$32,510	$23,179	$24,932
Provision for warranty	45,597	58,205	46,576
Payments and charges against the accrual	(47,829)	(48,874)	(48,329)

Balance at end of period	$30,278	$32,510	$23,179

During the second quarter of 2010, we performed a retrospective review of our warranty calculation and revised the assumptions used to calculate certain future warranty claim obligations related to sales prior to June 30, 2010. Based on this analysis, we adjusted our estimated obligations, which resulted in a $3,500,000 increase in warranty expense, or $0.34 per share, in the year ended December 31, 2010. The Company believes that this change in estimate better reflects the Company’s obligations for all warranty claims.

10. Other noncurrent liabilities

Other noncurrent liabilities consist of the following:

	As of December 31,
(In thousands of dollars)	2011	2010
Customer obligations, net of current portion	$12,528	$6,418
Noncurrent deferred revenue	6,393	7,144
Other	18,753	16,656

	$37,674	$30,218

We operate globally to take advantage of global economic conditions and related cost structures. We are subject to various duties and import/export taxes. We actively review our import/export processes in North and South America, Europe and Asia to verify the appropriate import duty classification, value and duty rate, including import value added tax. As part of this review process, we identified a potential exposure related to customs duties in the U.S. We notified and entered into negotiations with the U.S. Department of Commerce (DOC) on this matter and reached a settlement with them. The settlement, dated October 1, 2007, requires us to pay a total of $7,279,000 plus interest as follows: $500,000 after acceptance of the Note by the DOC; $970,000 thereafter annually, commencing June 30, 2008, with a final annual payment of $959,000 due on June 30, 2014. Interest began to accrue upon our emergence from bankruptcy. Early payment is permitted without penalty. The noncurrent balance included in other in the “Other noncurrent liabilities” table as of December 31, 2011 and 2010 was $1,929,000 and $2,899,000, respectively. The current balance included in “Other current liabilities and accrued expenses” as of December 31, 2011 and 2010 was $970,000 for both periods.

11. Debt

Borrowings under long-term debt arrangements, net of discounts, consisted of the following:

	As of December 31,
(In thousands of dollars)	2011	2010
Asset-Based Revolving Credit Facility—Maturity date of December 17, 2015	$—	$21,273
Term B Loan—Maturity date of December 17, 2016	294,452	297,000

Total Senior Credit Facility and Notes	294,452	318,273
Capital leases	2,496	2,843
Less current maturities	(10,268)	(3,347)

Long-term debt less current maturities	$286,680	$317,769

Future maturities of long-term debt outstanding at December 31, 2011, including capital lease obligations, and excluding original issue discount, in thousands of dollars, consist of the following:

2012	$10,268
2013	3,259
2014	3,288
2015	3,299
2016	278,379
Thereafter	1,003

In December 2010, we entered into a $95,000,000, five year, Asset-Based Revolving Credit Facility (“ABL”), replacing our previous Senior Secured Revolving Credit Agreement. The ABL is secured by substantially all domestic accounts receivable and inventory. It bears interest, varying with the level of available borrowing, at a defined Base Rate plus 1.00%-1.50% per annum or, at our election, at an applicable LIBOR Rate plus 2.00%-2.50% per annum and is paid monthly. At December 31, 2011, the revolver balance was zero. Based upon the collateral supporting the ABL, the amount borrowed and the outstanding letters of credit of $4,860,000, there was additional availability for borrowing of $70,171,000 on December 31, 2011. The ABL agreement matures on December 17, 2015.

In December 2010, we entered into a $300,000,000 Term B Loan (“Term B”) facility with original issue discount of $3,000,000. The Term B is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL. The Term B bears an interest rate consisting of LIBOR (subject to a floor of 1.75%) plus 4.5% per annum. The Term B matures on December 17, 2016. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than December 17, 2016. The Term B facility is subject to an excess cash calculation, which may require the payment of additional principal on an annual basis. As of December 31, 2011, the excess cash calculation was $6,933,000 and has been reflected in the current portion of long term debt. At December 31, 2011, the average borrowing rate, including the impact of the interest rate swaps, was 7.05%. Proceeds from the Term B, ABL and cash on hand were used to pay off our then-existing First and Second Lien Credit Facilities, Third-Priority Floating Rate Secured PIK Notes and all associated fees and expenses in December 2010.

We recorded a $(19,403,000) loss on early extinguishment of debt during the fourth quarter 2010, as a result of the repayment of $153,829,000 in aggregate principal amount of our outstanding First Lien Credit Facility, $50,000,000 outstanding principal of our Second Lien Credit Facility and $133,040,000 (including previous interest of $33,040,000) in aggregate principal amount of our outstanding Third-Priority Floating Rate Secured PIK Notes. The loss includes the call premium on the Third-Priority Floating Rate Secured PIK Notes, the write-off of associated deferred financing fees, and the original issue discount on the First and Second Lien Credit Facilities. The loss on extinguishment is separately stated on our accompanying consolidated statements of operations.

As of December 31, 2011, the estimated fair value of our Term B Loan was $293,658,000. The estimated fair value was $794,000 less than the carrying value. As of December 31, 2010, the estimated fair value of our Term B Loan was $299,970,000. The estimated fair value was $2,970,000 greater than the carrying value. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of December 31, 2011 and 2010. The fair value estimates do not necessarily reflect the values we could realize in the current markets. Because of their short-term nature or variable interest rate, we believe the carrying value for short-term debt and the revolving credit agreement closely approximates their fair value.

All credit agreements contain various covenants and representations that are customary for transactions of this nature. We are in compliance with all covenants as of December 31, 2011. Our debt covenants include certain earnings requirements, capital expenditure limits and liquidity ratios. Dividends and additional borrowings are limited under the covenants.

Short-term debt

We have revolving credit facilities with three Korean banks with a total facility amount of approximately $13,006,000 of which $10,405,000 is borrowed at average interest rates of 5.05% at December 31, 2011. In Hungary, there is a revolving credit facility and a note payable with two separate banks for a credit facility of $6,007,000 of which $3,838,000 is borrowed at average interest rates of 3.32% at December 31, 2011. Also, in Belgium we have revolving loans with two banks for a credit facility of $3,629,000 with nothing borrowed at December 31, 2011.

Capital leases

Capital leases have been capitalized using nominal interest rates ranging from 4.5% to 15.1% as determined by the dates we entered into the leases. We had assets under capital leases of approximately $3,345,000 at December 31, 2011 and approximately $3,724,000 at December 31, 2010, net of accumulated amortization.

12. Redeemable preferred stock

Series A Preferred Stock- As of December 31, 2010, 27,000 shares of Series A preferred stock, with a par value of $0.0001 per share, were issued and outstanding in the amount of $27,000,000, the liquidation preference amount. Preferred stockholders received a “Backstop Fee” of $500,000, which has been netted against the issuance proceeds. Series A preferred stockholders have no voting rights, except as defined in Exhibit A of the Amended and Restated Certificate of Incorporation as in effect on December 31, 2010. Dividends are cumulative whether or not declared by the board of directors and have been accrued in the amount of $739,000, $9,488,000 and $7,939,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Series B Preferred Stock- As of December 31, 2010, 60,000 shares of Series B preferred stock, with par value of $0.0001 per share, were issued and outstanding in the amount of $60,000,000, the liquidation preference amount. Preferred stockholders received a “Backstop Fee” of $1,200,000, which has been netted against the issuance proceeds. Series B preferred stockholders have no voting rights, except as defined in Exhibit B of the Amended and Restated Certificate of Incorporation as in effect on December 31, 2010. Dividends are cumulative whether or not declared by the board of directors and have been accrued in the amount of $1,375,000, $21,083,000 and $17,642,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The holders of the preferred stock were entitled to dividends which accrued on a daily basis at an annual rate of three month LIBOR plus 20% on the liquidation preference amount. If not declared and paid quarterly, such dividends were added to the liquidation preference and accrued and compounded at such dividend rate (i.e. compounded quarterly with PIK). The dividends accrued and remained unpaid until conversion or liquidation, prior and in preference to any declaration or payment of any dividend on the common stock. Any partial payments, for dividends or in liquidation, will be made pro rata among the holders of the preferred stock. No dividend or distribution to common stockholders may be made unless all prior dividends on the preferred stock, since the closing date, are paid or declared and sufficient funds for the payment have been set aside.

January 2011 Series A and Series B preferred stock redemption

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the amendment to our Amended and Restated Certificate of Incorporation as in effect on December 31, 2010 to allow us to redeem our Series A preferred stock and Series B preferred stock at our option. The amendment to the Amended and Restated Certificate of Incorporation allows for us to redeem the Series A and Series B Preferred Stock at a redemption price equal to 115% of the liquidation preference plus accrued and unpaid dividends to the date of payment of the redemption proceeds.

On January 19, 2011, the board of directors declared a dividend of $37,246,000 on the shares of Series A and Series B preferred stock to stockholders of record on January 20, 2011, and issued a notice of redemption of the remaining Series A and Series B preferred stock. On January 31, 2011, we redeemed our outstanding shares of Series A and Series B preferred stock for $45,022,000, which included $5,872,000 premium of liquidation preference at redemption and accrued dividends of $153,000. In January 2011, we had a loss on extinguishment of our preferred shares of $(7,572,000) related to the premium on liquidation preference at redemption and $1,700,000 related to the “Backstop Fees.”

13. Stockholders’ equity

Common stock

On June 1, 2010, we amended our Amended and Restated Certificate of Incorporation. The amendment authorizes the Company to issue 130,087,000 shares, consisting of 130,000,000 shares of common stock, par value $0.0001 per share, and 87,000 shares of preferred stock, par value $0.0001 per share.

The holders of common stock are entitled to one vote on all matters properly submitted on which the common stockholders are entitled to vote. Common stockholders have certain restrictions on the transferability of their shares. Shares shall not be transferred except upon the conditions set forth in the Amended and Restated Certificate of Incorporation.

January 2011 common stock rights offering

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the rights offering with certain related parties and the proposed amendment to our certificate of incorporation to allow us to redeem our Series A preferred stock and Series B preferred stock at our option.

Pursuant to the terms of the January 2011 rights offering, we offered shares of common stock at a price of $11.00 per share to existing holders of common stock as of November 12, 2010, who certified to the Company that they are accredited investors or institutional accredited investors.

Eligible stockholders exercised rights for 19,723,786 shares of common stock for $216,961,000, consisting of cash proceeds of approximately $123,426,000, and the cancellation of 48,004 shares of preferred stock having an aggregate liquidation preference and accrued dividends of approximately $93,535,000. Subsequent to the January 2011 rights offering, we had 31,467,367 shares of common stock issued. We utilized the proceeds from the January 2011 rights offering to redeem our remaining outstanding Series A and Series B preferred shares as discussed in Note 12.

14. Accumulated other comprehensive income (loss)

Our other comprehensive income (loss) consists of the following:

(In thousands of dollars)	Foreign currency translation adjustment	Unrealized gains (losses) on currency hedges	Unrealized gains (losses) on commodity hedges	Interest rate swaps	Employee benefit plan adjustment	Accumulated other comprehensive income (loss)
Balances at January 1, 2009	$(24,190)	$(4,938)	$—	$(4,177)	$(6,569)	$(39,874)
Current year amount	4,435	7,369	93	151	2,451	14,499
Applicable income taxes	—	(2,093)	—	—	—	(2,093)

Other comprehensive loss	4,435	5,276	93	151	2,451	12,406

Balances at December 31, 2009	(19,755)	338	93	(4,026)	(4,118)	(27,468)
Current year amount	1,813	544	9,045	4,026	(6,037)	9,391
Applicable income taxes	—	(170)	(3,532)	(1,574)	1,996	(3,280)

Other comprehensive income	1,813	374	5,513	2,452	(4,041)	6,111

Balances at December 31, 2010	(17,942)	712	5,606	(1,574)	(8,159)	(21,357)
Current year amount	(4,682)	(12,269)	(14,464)	—	(15,002)	(46,417)
Applicable income taxes	—	2,044	—	—	—	2,044

Other comprehensive income	(4,682)	(10,225)	(14,464)	—	(15,002)	(44,373)

Balances at December 31, 2011	$(22,624)	$(9,513)	$(8,858)	$(1,574)	$(23,161)	$(65,730)

This information is also presented in the consolidated statements of comprehensive income as a result of the retroactive adoption of ASC 2011-05 Comprehensive Income (Topic 220), Presentation of Comprehensive Income.

15. Restructuring and other charges

We account for restructuring costs in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations, and FASB ASC Topic 712, Compensation – Nonretirement Postemployment Benefits. Restructuring costs consist of costs associated with business realignment and streamlining activities and entail exit costs such as lease termination costs, certain operating costs relating to closed leased facilities, employee severance and related costs and certain other related costs. Such costs are recorded when the liability is incurred in accordance with the prescribed accounting at the then estimated amounts. These estimates are subject to the inherent risk of uncertainty in the estimation process, especially as to the accrual of future net rental charges on exited facilities. Subsequent changes to such estimates are recorded as restructuring charges in the year the change in the estimate is made.

Most of our restructuring activities over the last three years relate to management’s ongoing plan for capacity realignment and streamlining of operations to meet the demands of the various markets we serve and the current economic conditions, and to make us more cost competitive. With the economic downturn in 2009, additional actions were undertaken to meet the sudden decline in sales volume. The restructuring activities primarily relate to the following categories:

•

capacity alignment and streamlining of both our facilities and our workforce to become more cost competitive through consolidation of excess capacity, movement of operations to lower cost facilities and streamlining of our workforce;

•	streamlining of our workforce in facilities that were not consolidated to become more cost competitive; and

•	reduction in force during 2009 and late 2008 to meet the sudden sales decline resulting from economic conditions.

Significant components of restructuring expenses for the approved activities are:

		Expense incurred in
(In thousands of dollars)	Total expected costs	2011	2010	2009	Estimated future expense

2011 Activities
Severance	$4,294	$2,883	$—	$—	$1,411
Exit costs	725	560	—	—	165

	$5,019	$3,443	$—	$—	$1,576

2010 Activities
Severance	$1,779	$112	$1,667	$—	$—
Exit costs	227	17	210	—	—

	$2,006	$129	$1,877	$—	$—

2009 Activities
Severance	$2,446	$—	$30	$2,416	$—
Exit costs	950	—	75	875	—

	$3,396	$—	$105	$3,291	$—

We intend to fund the future restructuring expenses from our existing revolver facility and funds generated from operations.

Restructuring charges and asset impairments are as follows:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009
Severance and termination benefits	$2,995	$1,660	$4,458
Exit costs	577	15	2,313
Asset impairments	—	2,288	812

Total restructuring and other charges	$3,572	$3,963	$7,583

During 2011, restructuring charges for severance costs relate to a management realignment, reductions in force in both Europe and the United States, and exit costs in Europe and continued consolidation of our North American facilities, including the closure of our operations in Virginia.

In 2010, severance costs were incurred primarily related to postemployment benefit expense in accordance with ASC Topic 712, Compensation, at one of our European facilities and severance and other fees associated with the closure of our Virginia manufacturing operations and further consolidation of our North American facilities. During 2010, we settled a lease agreement for an amount less than we had accrued in previous periods resulting in a reversal of restructuring charges of $454,000. During the third quarter 2010, we liquidated the Remy Automotive Poland legal entity which resulted in the recognition of impairment of our investment of $2,288,000 due to the loss related to the accumulated other comprehensive income related to currency translation adjustment.

During 2009, severance costs were related to further consolidation of distribution centers in North America including the closure of the distribution center in Mississippi, restructuring of the production facility and engineering center in Poland, relocation of production to other facilities in Europe, Mexico and Korea, and reduction in force in North America and Europe. In 2009, exit costs are associated with the reduction of warehouse space in the United Kingdom. We recorded fixed asset impairments during 2009 related to the restructuring of our Poland facility and consolidation of our North American facilities.

Accrued restructuring

The following table summarizes the activity in our accrual for restructuring:

(In thousands of dollars)	Termination benefits	Exit costs	Total
Accrual at January 1, 2010	$582	$1,608	$2,190
Provision in 2010	1,660	15	1,675
Payments in 2010	(1,755)	(1,498)	(3,253)

Accrual at December 31, 2010	487	125	612

Provision in 2011	2,995	577	3,572
Payments in 2011	(943)	(316)	(1,259)

Accrual at December 31, 2011	$2,539	$386	$2,925

During 2012, we expect to pay substantially all of the termination benefits and the majority of the exit costs accrued as of December 31, 2011.

16. Income taxes

Income (loss) before income taxes was taxed in the following jurisdictions:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009
Domestic	$45,053	$(24,957)	$5,788
Foreign	45,091	64,485	21,290

	$90,144	$39,528	$27,078

The following is a summary of the components of the provision for income tax expense:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009

Current:
Federal	$1,798	$(125)	$(537)
State and local	804	515	761
Foreign	14,230	19,690	12,103

Deferred:
Federal	(1,527)	(1,311)	48
State and local	(179)	(155)	6
Foreign	(313)	(277)	637

Income tax expense	$14,813	$18,337	$13,018

For the years ended December 31, 2011 and 2010, the U.S. federal and state deferred tax expense primarily relates to goodwill amortization for tax purposes creating tax loss carryforwards to which a full valuation allowance has been recorded.

A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

	Years ended December 31,
	2011	2010	2009
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal tax benefit, if applicable	0.6	0.9	1.8
Permanent items and other	2.2	8.6	6.4
Foreign operations	2.4	(12.7)	19.6
Goodwill	0.7	4.2	0.2
Intraperiod tax allocation from other comprehensive income	—	(7.9)	—
Valuation allowance changes affecting the provision	(24.5)	18.3	(14.9)

Effective income tax rate	16.4%	46.4%	48.1%

The following table summarizes the total provision for income taxes by component:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009
Income tax expense	$14,813	$18,337	$13,018

Allocated to other comprehensive income:
Financial instruments	(2,044)	5,276	2,093
Pensions	—	(1,996)	—

The following is a summary of the significant components of our deferred income tax assets and liabilities.

	As of December 31,
(In thousands of dollars)	2011	2010

Deferred tax assets:
Restructuring charges	$565	$3,049
Employee benefits	8,705	13,954
Inventories	2,045	4,363
Warranty	10,975	10,312
Alternative minimum tax and other credits	10,412	8,994
Net operating loss carryforwards	80,240	97,232
Customer contracts & other intangibles	914	5,371
Rebates, stock, discounts and returns	6,697	3,031
Unrealized gain/loss on financial instruments	4,900	1,963
Other	10,296	13,109

Total deferred tax assets	135,749	161,378
Valuation allowance	(112,277)	(133,825)

Deferred tax assets net of valuation allowance	23,472	27,553

Deferred tax liabilities:
Depreciation	(5,705)	(8,411)
Goodwill and other intangibles	(16,014)	(20,169)
Trade names	(18,846)	(21,192)
Other	(2,807)	(2,562)
Total deferred tax liabilities	(43,372)	(52,334)

Net deferred tax liability	$(19,900)	$(24,781)

At December 31, 2011, we had unused U.S. federal net operating loss carryforwards of approximately $166,122,000 that expire during 2023 through 2030. Pursuant to Internal Revenue Code Section 382, we are limited to approximately $10,555,000 use in any one year of the pre-bankruptcy net operating loss carryforward and credit equivalents in our federal income tax return. We also had unused U.S. alternative minimum tax credit carryforwards of $2,585,000 that may be carried forward indefinitely. In addition, we had research and development credit carry forwards for federal and state purposes of $7,363,000 that will expire during 2017 through 2030.

At December 31, 2011 and 2010, we had unused foreign loss carryforwards totaling $59,029,000 and $63,538,000, respectively. Foreign net operating loss carryforwards totaling $1,759,000 will expire during 2012 through 2013, foreign net operating loss carryforwards totaling $6,068,000 will expire during 2012 through 2021, and foreign net operating loss carryforwards totaling $51,202,000 have no expiration.

The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and, therefore, the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered by management in its determination of the probability of the realization of the deferred tax assets include but are not limited to the following: recent adjusted historical financial results, historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence that is objective and verifiable, such as cumulative losses in recent years. The Company utilizes a rolling 12 quarters of pre-tax book results adjusted for significant permanent book to tax differences as a measure of cumulative results in recent years. When our analysis indicates that we have cumulative three year losses on this basis, this is considered significant negative evidence, which is difficult to overcome. However, the three year loss position is not solely determinative, and, accordingly, management considers all other available positive and negative evidence in its analysis. Despite recent improvement in financial results, both in the U.S. and certain foreign jurisdictions, management concluded that the weight of negative evidence continues to outweigh the positive evidence. Accordingly, the Company continues to maintain a valuation allowance related to the net deferred tax assets in the United States and certain foreign jurisdictions.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in the Company’s effective tax rate. The Company intends to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized. If operating results improve or deteriorate on a sustained basis, the Company’s conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

As part of the review in determining the need for a valuation allowance, the Company assesses the potential release of existing valuation allowances. Based upon this assessment, the Company has concluded that there is more than a remote possibility that the existing valuation allowance on U.S. net deferred tax assets could be released. As of December 31, 2011, the U.S. valuation allowance was approximately $97,500,000. If a release of the U.S. valuation allowance occurs, it will have a significant impact on net income in the period in which it occurs.

During 2011, the Company concluded that certain foreign locations no longer needed a valuation allowance and has recorded the release of $2,320,000 of valuation allowance, which was recognized in income tax expense.

Income tax payments, net of refunds including state taxes, were $17,778,000, $16,072,000 and $8,733,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

FASB ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in companies’ financial statements. As a result, we apply a more-likely-than-not recognition threshold for all tax uncertainties. It only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at January 1,	$2,806	$1,425	$—
Additions based on tax positions related to the current year	672	934	471
Additions for tax positions of prior years	1,561	447	954
Reductions for tax positions of prior years	(447)	—	—
Settlements	—	—	—

Balance at December 31,	$4,592	$2,806	$1,425

At December 31, 2011 and 2010, we have total unrecognized tax benefits of $5,380,000 and $3,515,000, respectively, that have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. We recognized interest and penalties accrued related to unrecognized tax benefits in income tax expense. As of December 31, 2011 and 2010, we accrued approximately $788,000 and $709,000, respectively, for the payment of interest and penalties. During the years ended December 31, 2011, 2010 and 2009, we expensed $79,000, $534,000 and $175,000, respectively, for penalties and interest. During the next twelve months, $467,000 of unrecognized tax benefits will reverse due to expiration of the statute of limitations.

United States income taxes have not been provided on accumulated but undistributed earnings of approximately $140,241,000 of our non-U.S. subsidiaries as these earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal or state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities of its hypothetical calculation.

We operate in multiple jurisdictions throughout the world. We are no longer subject to U.S. federal tax examinations for years before 2008 or state and local for years before 2006, with limited exceptions. For federal purposes, the tax attributes carried forward could be adjusted through the examination process and are subject to examination 3 years from the date of utilization. Furthermore, we are no longer subject to income tax examinations in major foreign tax jurisdictions for years prior to 2005, with limited exceptions.

17. Employee benefit plans

Agreements with GM

In connection with the sale by GM of its former Delco Remy operations, we agreed with GM to allocate the financial responsibility for employee postretirement health care and life insurance on a pro rata basis between us and them. The allocation is primarily determined upon years of service with us and aggregate years of service with GM. Effective August 1, 1994, the Company established hourly and salaried postretirement health care and life insurance plans (which were assumed by us when we emerged from bankruptcy on December 6, 2007), under which GM would reimburse us for their proportionate share of the costs we incurred under the plans.

Pension and Postretirement Health Care and Life Insurance Plans

Our subsidiary, Remy Inc., had defined benefit pension plans that covered certain salaried and hourly U.S. employees. The plan covering salaried employees provided benefits that were based upon years of service and final estimated average compensation. Benefits for hourly employees are based on stated amounts for each year of service. Our funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. Plan assets are primarily invested in mutual funds, which invest in both debt and equity instruments. In the second quarter of 2006, we notified the U.S. salaried employees and the U.S. Internal Revenue Service (“IRS”) that we had adopted an amendment to our U.S. salaried pension plan which froze the future accrual of benefits under the salaried pension plan for all eligible participants as of June 30, 2006, and provides that no new participants will be added to the plan after June 30, 2006. The plan covering hourly employees has no active employees and no current service costs.

We offer a supplemental executive retirement pension plan to selected former and current executive officers of our company. The plan offers retirement benefits ranging from 30% to 50% of the participant’s average salary for five consecutive years prior to receiving benefits. As of December 31, 2011, there were five participants in the plan of which only one is an active employee.

Remy Automotive UK Ltd., a United Kingdom subsidiary, has a defined benefit pension plan. This plan covers a limited number of employees who were part of an acquisition in 1998. In addition, some of our international subsidiaries have other postretirement benefit plans although most participants are covered by government sponsored and administered programs.

We maintained certain U.S. salaried and hourly benefit plans that provided postretirement health care and life insurance to retirees and eligible dependents. The benefits were payable for life, although we retain the right to modify or terminate the plans. The salaried postretirement plan had cost sharing features such as deductibles and co-payments. Salaried employees who were not GM employees prior to 1992 are not eligible for the above described postretirement benefits. It is our policy to fund these benefits as claims are incurred.

Termination of postretirement healthcare cost sharing agreements with GM

On November 20, 2008, GM informed us of their decision to not charge us for a prorated share of retiree health claims for our eligible former hourly employees who were receiving or who would receive in the future retiree healthcare under the current GM retiree healthcare plan. This decision was implemented beginning with 2010 retiree claims, and coincided with the transition of these hourly employees to coverage under the International Union, United Automobile, Aerospace and Agriculture Workers of America (UAW) sponsored Voluntary Employee Benefit Association Trust (VEBA) established to cover future health care retiree costs. As a result, the accumulated postretirement benefit obligation (APBO), disclosed as of December 31, 2008, did not include any charges after 2009 for former employees who retired from GM.

In July 2009, and in connection with GM bankruptcy proceedings, we entered into an agreement with new GM to terminate GM’s reimbursement to us for GM’s proportionate share of retiree health claims for our eligible hourly retirees who receive or who would receive retiree healthcare under the Remy retiree healthcare plans. As a result of this agreement and in combination with GM’s notification on November 20, 2008 (as described above), we recorded a noncash gain of $11,987,000 in cost of goods sold in 2009.

Remy postretirement benefit plans

In connection with old GM’s rejection of the cost-sharing arrangement of the postretirement benefit provision as part of its bankruptcy proceedings, we entered into an agreement with new GM for its portion of the postretirement cost sharing arrangement.

On September 30, 2009, Remy decided to terminate the Remy postretirement healthcare benefits under the salaried and hourly postretirement plans effective December 31, 2009. In connection with the termination of these plans, we established a Voluntary Retiree Reimbursement Account Program (“VRRAP”) effective January 1, 2010. Under the VRRAP plan, participants are credited a defined lifetime capped benefit amount to cover qualifying medical expenses. The new GM agreement and plan amendment resulted in a net decrease of the benefit obligation of $2,570,000 and an increase in other comprehensive income of $10,170,000 to the Remy postretirement benefit plans in 2009. In November 2011, we entered into a settlement agreement with certain retirees and established a Retirement Reimbursement Account Program. The Retiree Reimbursement Account Program (“RRAP”) is a defined lifetime capped benefit and works the same as the VRRAP plan.

The changes in benefit obligations and plan assets, components of expense and assumptions for the postretirement healthcare and life insurance plans are as follows:

	Postretirement healthcare and life insurance plans
	Years ended December 31,
(In thousands of dollars)	2011	2010	2009

Change in benefit obligations
Benefit obligation at beginning of period	$2,286	$2,577
Service cost	—	—
Interest cost	99	121
Amendments	805	—
Actuarial loss	68	3
Benefits paid	(361)	(415)

Benefit obligation at end of period	$2,897	$2,286

Change in plan assets
Fair value of plan assets at beginning of period	$—	$—
Employer contributions	361	415
Benefits paid	(361)	(415)

Fair value of plan assets at end of period	$—	$—

Funded status	$(2,897)	$(2,286)

Amounts recognized in the balance sheets consist of:
Current liabilities	$(979)	$(915)
Noncurrent liabilities	(1,918)	(1,371)

Net amount recognized	$(2,897)	$(2,286)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$5,133	$10,194
Prior service credit	(7,122)	(15,857)

Accumulated other comprehensive loss (income)	$(1,989)	$(5,663)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net Periodic Benefit Cost
Service cost	$—	$—	$—
Interest cost	99	121	293
Amortization of prior service cost	(7,928)	(7,928)	(2,005)
Recognized net actuarial loss	5,129	5,096	856
Settlement gain	—	—	(11,987)

Net periodic cost (benefit)	$(2,700)	$(2,711)	$(12,843)

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial loss	$68	$3	$14,239
Prior service credit	805	—	(25,697)
Amortization of prior service cost	7,928	7,928	2,005
Recognized net actuarial (loss) gain	(5,129)	(5,096)	11,131

Total recognized in other comprehensive loss	3,672	2,835	1,678

Total recognized in net (benefit) cost and OCI	$972	$124	$(11,165)

Weighted-average assumptions

U.S. assumptions:
Discount rate for benefit obligation	4.28%	5.41%	5.87%
Discount rate for net periodic benefit cost	5.41%	5.87%	6.00%
Rate of compensation increase	—%	—%	5.00%

The changes in benefit obligations and plan assets, components of expense and assumptions for the pension plans are as follows:

	Pension benefits
	Years ended December 31,
(In thousands of dollars)	2011	2010	2009

Change in benefit obligations
Benefit obligation at beginning of period	$63,277	$57,642
Service cost	263	247
Interest cost	3,342	3,305
Amendments	—	—
Actuarial loss	8,865	4,881
Benefits paid	(2,565)	(2,798)

Benefit obligation at end of period	$73,182	$63,277

Change in plan assets
Fair value of plan assets at beginning of period	$41,924	$39,477
Actual return on plan assets	(251)	3,733
Employer contributions	2,657	1,512
Benefits paid	(2,565)	(2,798)

Fair value of plan assets at end of period	$41,765	$41,924

Funded status	$(31,417)	$(21,353)

Amounts recognized in statement of financial position consist of:
Current liabilities	(357)	(351)
Noncurrent liabilities	(31,060)	(21,002)

Net amount recognized	$(31,417)	$(21,353)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss (gain)	$27,146	$15,818
Prior service cost	—	—

Accumulated other comprehensive loss (income)	$27,146	$15,818

Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$73,182	$63,277
Accumulated benefit obligation	72,825	62,964
Fair value of plan assets	41,765	41,924

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net Periodic Benefit Cost
Service cost	$263	$247	$263
Interest cost	3,342	3,305	3,221
Expected return on plan assets	(2,690)	(2,501)	(2,142)
Amortization of prior service cost	—	—	—
Recognized net actuarial loss (gain)	479	447	632

Net periodic pension cost (benefit)	$1,394	$1,498	$1,974

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial loss (gain)	$11,807	$3,649	$(3,497)
Prior service cost	—	—	—
Amortization of prior service cost	—	—	—
Recognized net actuarial (loss) gain	(479)	(447)	(632)

Total recognized in other comprehensive loss (income)	11,328	3,202	(4,129)

Total recognized in net (benefit) cost and OCI	$12,722	$4,700	$(2,155)

Weighted-average assumptions

U.S. assumptions:
Discount rate for benefit obligation	4.28%	5.41%	5.87%
Discount rate for net periodic benefit cost	5.41%	5.87%	6.00%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	6.50%	6.50%	6.50%

U.K. assumptions:
Discount rate for benefit obligation	4.70%	5.40%	5.70%
Discount rate for net periodic cost	5.40%	5.70%	6.20%
Rate of compensation increase	3.35%	3.45%	3.25%
Expected return on plan assets	5.18%	6.20%	6.50%

Amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost over the next fiscal year:

(In thousands of dollars)	Pension	Postretirement healthcare
Amortization of actuarial losses	$1,278	$(492)
Amortization of prior service cost	—	(1,674)

Total	$1,278	$(2,166)

The projected benefit obligations for U.K. pension plans included above are $10,979,000 and $10,900,000 as of December 31, 2011 and 2010, respectively. The fair value of the plan assets for U.K. pension plans included above are $8,460,000 and $8,430,000 as of December 31, 2011 and 2010, respectively.

The discount rate assumptions for our U.S. pension plans and postretirement plans are based on a hypothetical yield curve and associated spot rate curve to discount the plan’s projected cash flows. The yield curve utilized is the Citigroup Pension Discount Curve. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value.

To develop the expected long-term rate of return on assets assumption, we considered the historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the present portfolio. This resulted in the selection of the 6.5% for long-term rate of return on asset assumption for U.S. plans and 5.18% for U.K. plans.

Our investment strategies with respect to U.S. pension assets are as follows:

•	the assets are managed in compliance with provisions of the Employee Retirement Income Security Act.

•

the assets are to be invested with expectations of achieving real growth with respect to inflation, the belief that the U.S. capital markets will remain viable, maintaining a level of liquidity to meet timely payment of benefits to participants and minimizing risk and achieving growth through prudent diversification of assets among investment categories.

The 2012 target plan asset allocation is as follows:

Target allocation
Equity Investments	50% - 70%
Fixed Income Investments	30% - 50%
Cash and Short Term Investments	0% - 10%

The asset allocations were:

	As of December 31,
(In thousands of dollars)		2011		2010

Asset Allocation for Plan Assets
Interest-bearing cash	$2,136	5.1%	$1,972	4.7%
Bond Mutual Funds	13,687	32.8%	13,778	32.9%
Equity Mutual Funds	25,942	62.1%	26,174	62.4%

Total plan assets	$41,765	100%	$41,924	100%

The assumptions used in deriving our postretirement costs and the sensitivity analysis thereon are as follows:

	As of December 31,
	2011	2010
Assumed Health Care Cost Trend Rates
Health care cost trend rate assumed for next year	9%	9%
Rate to which the cost trend is expected to decline	5%	5%
Year that the rate reaches the ultimate trend rate	2015	2014

Sensitivity analysis

An increase or decrease of one percentage point in the assumed health care trends would have the following approximate effects for the year ended December 31, 2011 (in thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the accumulated postretirement benefit obligation	$7	$(10)

Payments to pension and postretirement plans

We contributed $2,657,000 to our pension plans in 2011 and $1,512,000 in 2010.

In 2012, we plan to contribute approximately $3,236,000 to our U.S. pension plans and nothing to our U.K. pension plans. The benefits of the postretirement health care plan are funded on a pay-as-you go basis and are funded on a cash basis as benefits are paid.

The following reflects the estimated future benefit payments to be paid from the plans:

(In thousands of dollars)	Pension	Postretirement healthcare
2012	$2,591	$978
2013	2,682	481
2014	2,712	250
2015	2,784	111
2016	2,790	108
Years 2017-2021	14,558	390

Defined contribution plans

We sponsor two voluntary savings plans for U.S. employees. One plan is for eligible salaried employees and the other plan is for hourly employees covered by certain labor agreements. These plans allow participants to make contributions pursuant to section 401(k) of the Internal Revenue Code. The salaried plan has Company matching contribution provisions, while the hourly plan does not. Charges were $1,442,000, $1,207,000 and $1,182,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

18. Stock-based compensation

In connection with our emergence from bankruptcy on December 6, 2007, our executive officers received restricted stock awards of 524,737 common shares at no cost to them. An additional award of 108,335 common shares was made on April 30, 2008, to certain other key employees. Both of the awards vest at 12% on each of the first three years’ anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment. In February and November 2008, our board of directors received restricted stock grants of 160,000 that vest 50% upon the first and second anniversaries. Additionally, there is a change of control provision in the aforementioned awards. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $3.00, $8.00, $11.55 and $11.55 on a per share basis to determine the value of the awards related to the November 2008 grant, the April 2008 grant, the February 2008 and December 2007, grants, respectively. Our calculation assumed a risk-free interest rate of 3.0%, volatility of 39.1%, and that no dividends would be paid.

On January 4, 2011, executive officers and other key employees received restricted stock awards of 744,089 common shares. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest for each of the calendar years 2011, 2012 and 2013, based on a target Adjusted EBITDA, for each of the years. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, restructuring expenses and certain items such as noncash compensation expense, loss on extinguishment of debt, intangible asset impairment charges and reorganization items. Our board of directors received restricted stock awards of 340,455 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date.

On February 24, 2012, executive officers and other key employees received restricted stock awards of 462,002 common shares. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest for each of the calendar years 2012, 2013 and 2014 based on a target Adjusted EBITDA for each of the years. Our board of directors received restricted stock awards of 45,713 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date.

Noncash compensation expense related to the awards was recognized for the years ended December 31, as follows (in thousands of dollars):

	2011	2010	2009
Stock-based compensation expense	$6,884	$1,196	$1,825

A summary of the status of our nonvested restricted stock awards as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below.

Nonvested units	Restricted stock awards	Weighted- average grant-date fair value per share
Nonvested at January 1, 2011	271,152	$10.79
Granted	1,084,544	11.00
Vested	(116,153)	11.28
Forfeited	(26,956)	10.10

Nonvested at December 31, 2011	1,212,587	$10.97

As of December 31, 2011, there was $6,631,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. Such cost is expected to be recognized over a weighted-average period of approximately two years.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

19. Lease commitments

We occupy space and use certain equipment under operating lease arrangements. Rent expense, calculated on a straight-line basis, totaled $6,858,000, $5,832,000 and $6,077,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Rental commitments at December 31, 2011, for long-term non-cancellable operating leases consummated as of December 31, 2011 (not reflected as accrued restructuring) are as follows:

(In thousands of dollars)
2012	$5,730
2013	3,091
2014	2,576
2015	1,965
2016	419
Thereafter	508

20. Business segment and geographical information

We are a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor. Products we manufacture include starters, alternators and hybrid electric transmission motors which are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We manage our business and operate in a single reportable business segment. The operations have been aggregated for segment reporting purposes because of the similar economic characteristics of the operations, and because the nature of products, production processes, customers and methods of distribution are similar.

We are a multi-national corporation with operations in many countries, including the U.S., Canada, Mexico, Brazil, China, Hungary, South Korea, the United Kingdom, Belgium and Tunisia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and non-U.S. currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency, and through selective currency hedges. From time to time, we enter into exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. Sales are attributed to geographic locations based on the point of sale.

Information is as follows:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009

Net sales to external customers:
United States	$756,824	$667,198	$603,353
Europe	115,901	117,245	106,184
Other Americas	90,636	119,829	79,710
Asia Pacific	231,592	199,527	121,498

Total net sales	$1,194,953	$1,103,799	$910,745

	As of December 31,
(In thousands of dollars)	2011	2010

Long-lived assets:
United States	$461,440	$456,941
Europe	32,541	34,267
Other Americas	43,281	47,400
Asia Pacific	25,581	23,484

Total long-lived assets	$562,843	$562,092

21. Other commitments and contingencies

We are party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. We review these matters on an ongoing basis and follow the provisions of Financial Accounting Standards Codification Topic 450, Contingencies, when making accrual and disclosure decisions. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. We believe that the ultimate liability, if any, in excess of amounts already provided for in the financial statements on the disposition of these matters and the matters discussed below would not have a material adverse effect on our financial position.

Oakley vs. Remy International, Inc.

In 2009, we elected to terminate our retiree medical program and modify our retiree life insurance coverage. On November 4, 2009, certain retirees filed a purported class action lawsuit in the U.S. District Court for Middle District of Tennessee, Nashville Division (Civil Action No.:

2:09cv107), titled Douglas Oakley, et al. v. Remy International, Inc., challenging our right to terminate such coverage provided to retirees who were members of the United Auto Workers union and their spouses. On April 1, 2010, this case was moved to U.S. District Court, Southern District of Indiana, Indianapolis Division. In November 2011, the plaintiffs agreed to settle their claims with Remy and the court granted final approval to the settlement in December 2011. The settlement agreement included the establishment of a Retiree Reimbursement Account Program (see Note 17) and was not considered material to the Company.

Alternator recall

In the first quarter of 2010, we learned of a potential component deficiency in a limited number of our alternator products sold for a brief time after December 31, 2009. The root cause was tracked to a potential defect in a third party-supplied subcomponent that could, in certain cases on specific vehicle applications, result in a fire. We are unaware of any injuries associated with this issue to date. We notified the National Highway Traffic Safety Administration, or NHTSA, of the issue and conducted a voluntary campaign to recover the potentially affected units, and we have continued to report our progress to NHTSA in quarterly reports. We initiated these actions as part of a proactive effort to contain all potential products and promote consumer safety, and we have been able to recover a substantial amount of the suspect units to date. As a result of this issue, we incurred $4,645,000 in certain costs and customer reimbursement obligations during the year ended December 31, 2010. We submitted our last quarterly report to NHTSA on October 31, 2011 related to this alternator recall. As of December 31, 2011, we were substantially complete with our recall obligations.

Grissom Air Force Base environmental matter

We were involved in settlement negotiations with the U.S. Department of Justice concerning a claim for reimbursement from us of up to 50% of past and future cleanup costs in connection with a former facility we leased on the Grissom Air Force Base. On June 9, 2011, we settled this matter with a Consent Decree in the U.S. District Court for the Northern District of Indiana, South Bend Division (captioned United States of America v. Western Reman Industrial, Inc.) pursuant to which we were required to pay $300,000 to the United States Air Force for response costs.

Remy, Inc. vs. Tecnomatic S.p.A.

On September 12, 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic manufactured for us to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $111,000.

Tecnomatic filed a lawsuit on March 9, 2011 in U.S. District Court, N. D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities alleging breach of confidentiality agreement, misrepresentation and misappropriation of technology and requests damages of $110,000,000. We believe this action is without merit and an attempt to push us to settle the prior case. The Illinois Court granted our motion to transfer the case to U.S. District Court, Southern District of Indiana, Indianapolis Division, and the two pending actions were merged by the Indiana Court. The new trial date has not yet been determined.

22. Supplemental cash flow information

Supplemental cash flow information is as follows:

	Years ended December 31,
(In thousands of dollars)	2011	2010	2009
Cash paid for interest	$29,753	$72,710	$30,318
Cash paid for income taxes, net of refunds received	17,778	16,072	8,733

During the year ended December 31, 2009, we entered into certain customer agreements which extinguished certain customer obligations of approximately $23,038,000 and resulted in a deferred gain of approximately $8,152,000. The gain is being deferred and recognized over the anticipated sales of the contract through December 2013. The amount recognized as a reduction of cost of goods sold during the years ended December 31, 2011 and 2010, was $1,465,000 and $1,553,000, respectively.

As a result of entering into certain new customer agreements, we recorded customer contract intangibles of $13,623,000 and $31,925,000 during the years ended December 31, 2011 and 2009, by incurring customer obligations of $13,623,000 and $28,908,000, respectively. These obligations are paid monthly and quarterly over the life of the agreements.

23. Quarterly financial information (unaudited)

(In thousands of dollars, except per share information)

	Quarter ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total year 2011
Net sales	$306,402	$303,510	$300,363	$284,678	$1,194,953
Gross profit	75,360	78,035	56,661	59,845	269,901
Restructuring and other charges	263	318	783	2,208	3,572
Net income	29,062	31,804	1,844	12,621	75,331
Net income attributable to common stockholders	18,381	30,716	1,197	11,906	62,200
Basic earnings per share	0.70	1.02	0.04	0.40	2.14
Diluted earnings per share	0.68	0.99	0.04	0.39	2.10

	Quarter ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total year 2010
Net sales	$260,417	$279,369	$279,973	$284,040	$1,103,799
Gross profit	53,768	61,144	58,354	63,772	237,038
Restructuring and other charges	491	985	1,943	544	3,963
Net income (loss)	10,764	16,229	10,295	(16,097)	21,191
Net income (loss) attributable to common stockholders	2,751	7,776	1,350	(25,530)	(13,653)
Basic earnings (loss) per share	0.27	0.76	0.13	(2.48)	(1.33)
Diluted earnings (loss) per share	0.27	0.75	0.13	(2.48)	(1.33)

In the third quarter of 2011, we fully impaired our defined-life intangible trade name by $5,600,000, and recorded the loss in the consolidated statement of operations in intangible asset impairment charges. The impairment was the result of a change in revenue being generated by the products sold under our trade name to products sold under our customer’s private label brand.

During the first quarter of 2011, eligible stockholders exercised rights for 19,723,786 shares of common stock for $216,961,000, consisting of cash proceeds of approximately $123,426,000, and the cancellation of 48,004 shares of preferred stock having an aggregate liquidation preference and accrued dividends of approximately $93,535,000.

Subsequent to the January 2011 rights offering, we had 31,467,367 shares of common stock issued. We utilized the proceeds from the January 2011 rights offering to redeem our remaining outstanding Series A and Series B preferred shares, resulting in a loss on extinguishment of our preferred shares of $(7,572,000) related to the premium on liquidation preference at redemption $5,872,000 and $1,700,000 related to the “Backstop Fees.”

We recorded a $(19,403,000) loss on early extinguishment of debt during the fourth quarter 2010, as a result of the repayment of $153,829,000 in aggregate principal amount of our outstanding First Lien Credit Facility, $50,000,000 outstanding principal of our Second Lien Credit Facility and $133,040,000 (including previous interest of $33,040,000) in aggregate principal amount of our outstanding Third-Priority Floating Rate Secured PIK Notes. The loss includes the call premium on the Third-Priority Floating Rate Secured PIK Notes, the write-off of associated deferred financing fees, and the original issue discount on the First and Second Lien Credit Facilities. The loss on extinguishment is separately stated on our accompanying consolidated statements of operations.

Remy International, Inc.

Consolidated balance sheets

	June 30,	December 31,
(In thousands, except share information)	2012	2011

	(unaudited)

Assets:
Current assets:
Cash and cash equivalents	$73,597	$91,684
Trade accounts receivable (less allowances of $1,896 and $1,612)	209,781	190,943
Other receivables	16,605	15,815
Inventories	149,666	152,000
Deferred income taxes	4,239	6,188
Prepaid expenses and other current assets	10,479	10,046

Total current assets	464,367	466,676

Property, plant and equipment	220,296	211,722
Less accumulated depreciation and amortization	(80,661)	(72,551)

Property, plant and equipment, net	139,635	139,171

Deferred financing costs, net of amortization	5,524	6,179
Goodwill	271,418	271,418
Intangibles, net	105,918	111,580
Other noncurrent assets	37,140	34,495

Total assets	$1,024,002	$1,029,519

Liabilities and Equity:

Current liabilities:
Short-term debt	$15,903	$14,243
Current maturities of long-term debt	3,372	10,268
Accounts payable	153,214	155,474
Accrued interest	52	79
Accrued restructuring	1,455	2,925
Other current liabilities and accrued expenses	117,466	144,120

Total current liabilities	291,462	327,109

Long-term debt, net of current maturities	285,650	286,680

Postretirement benefits other than pensions	1,782	1,918
Accrued pension benefits	30,236	31,060
Deferred income taxes	27,482	27,734
Other noncurrent liabilities	36,173	37,674

Equity:
Remy International, Inc. stockholders’ equity:
Common stock, Par value of $0.0001; 31,987,368 shares issued at June 30, 2012, and 31,467,367 shares issued at December 31, 2011	3	3
Treasury stock, at cost; 117,387 treasury shares at June 30, 2012, and 116,057 treasury shares at December 31, 2011	(23)	—
Additional paid-in capital	320,277	316,801
Retained earnings	80,399	57,433
Accumulated other comprehensive loss	(59,578)	(65,730)

Total Remy International, Inc. stockholders’ equity	341,078	308,507
Noncontrolling interest	10,139	8,837

Total equity	351,217	317,344

Total liabilities and equity	$1,024,002	$1,029,519

See accompanying notes to unaudited condensed consolidated financial statements.

Remy International, Inc.

Consolidated statements of operations (Unaudited)

	Six months ended June 30,
(In thousands, except per share amounts)	2012	2011

Net sales	$587,881	$609,912
Cost of goods sold	464,350	456,517

Gross profit	123,531	153,395

Selling, general, and administrative expenses	67,789	66,646
Restructuring and other charges	3,589	581

Operating income	52,153	86,168

Interest expense	13,764	15,897

Income before income taxes	38,389	70,271
Income tax expense	10,899	9,405

Net income	27,490	60,866
Less net income attributable to noncontrolling interest	1,337	2,083

Net income attributable to Remy International, Inc.	26,153	58,783
Preferred stock dividends	—	(2,114)
Loss on extinguishment of preferred stock	—	(7,572)

Net income attributable to common stockholders	$26,153	$49,097

Basic earnings per share:
Earnings per share	$0.86	$1.75

Weighted average shares outstanding	30,574	28,098

Diluted earnings per share:
Earnings per share	$0.85	$1.70

Weighted average shares outstanding	30,774	28,922

See accompanying notes to unaudited condensed consolidated financial statements.

Remy International, Inc.

Consolidated statements of comprehensive income (Unaudited)

	Six months ended June 30,
(In thousands):	2012	2011

Net income	$27,490	$60,866
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,358)	6,722
Currency forward contracts, net of tax	6,857	854
Commodity contracts, net of tax	1,889	(6,283)
Employee benefit plans, net of tax	(271)	(1,122)

Total other comprehensive income (loss), net of tax	6,117	171

Comprehensive income	33,607	61,037
Less: Comprehensive income attributable to noncontrolling interest	1,337	2,083
Less: Other Comprehensive income attributable to noncontrolling interest- Foreign currency translation	(35)	167

Comprehensive income attributable to Remy International, Inc.	$32,305	$58,787

See accompanying notes to unaudited condensed consolidated financial statements.

Remy International, Inc.

Consolidated statements of cash flows (Unaudited)

	Six months ended June 30,
(In thousands of dollars)	2012	2011

Cash flows from operating activities:
Net Income	$27,490	$60,866
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	18,799	17,476
Amortization of debt issuance costs	882	915
Noncash compensation expense	3,536	2,688
Deferred income taxes	424	(124)
Accrued pension and postretirement benefits, net	(1,259)	(1,679)
Restructuring and other charges	3,589	581
Cash payments for restructuring charges	(5,059)	(618)
Other	(908)	(610)
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	(20,882)	(15,575)
Inventories	1,169	(11,389)
Accounts payable	883	(614)
Other current assets and liabilities, net	(15,691)	(19,857)
Other noncurrent assets, liabilities, and other	(8,818)	(8,378)

Net cash provided by operating activities	4,155	23,682

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,222)	(9,151)
Proceeds on sale of assets	268	—
Government grant proceeds related to capital expenditures	562	880

Net cash used in investing activities	(12,392)	(8,271)

Cash flows from financing activities:
Change in short-term debt and revolver	1,758	(21,964)
Payments made on long-term debt, including capital leases	(8,717)	(1,670)
Proceeds from capital lease obligation	565	—
Distributions to noncontrolling interests, net	—	(2,166)
Net proceeds from common stock rights offering	—	122,177
Common stock repurchase	(23)	—
Dividend payments on common stock	(3,064)	—
Dividend payments on preferred stock	—	(37,399)
Cash payments on redemption of preferred stock	—	(44,869)
Debt issuance costs	—	(141)

Net cash (used in) provided by financing activities	(9,481)	13,968
Effect of exchange rate changes on cash and cash equivalents	(369)	2,123

Net (decrease) increase in cash and cash equivalents	(18,087)	31,502
Cash and cash equivalents at beginning of period	91,684	37,514

Cash and cash equivalents at end of period	$73,597	$69,016

Supplemental information:
Noncash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$1,649	$2,488

See accompanying notes to unaudited condensed consolidated financial statements.

Remy International, Inc.

Notes to unaudited condensed consolidated financial statements

1. Description of the business

Business

Remy International, Inc. (together with its subsidiaries, “we”, “our”, “us”, “Remy” or the “Company”) is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We sell our products worldwide primarily under the “Delco Remy”, “Remy”, and “World Wide Automotive” brand names and our customers’ widely recognized private label brand names. Our products include light-duty and heavy-duty starters and alternators for both the original equipment and the remanufactured markets, and hybrid power technology. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, Latin America and Asia-Pacific.

We are one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Our remanufacturing operations obtain failed products, commonly known as cores, from our customers as returns. These cores are an essential material needed for the remanufacturing operations. We have expanded our operations to become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market, especially in the heavy duty OEM market, since we separated from General Motors Corporation (“GM”) in 1994, when we were essentially an original equipment supplier predominantly to GM.

In general, our business is influenced by the underlying trends in the automobile, light truck, and heavy-duty truck, construction and industrial markets. We have been able to reduce the cyclical nature of some of our businesses with the diversity of OEM markets between the automotive, heavy-duty truck and industrial markets by focusing on our remanufacturing capabilities and our aftermarket business.

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from one or two suppliers and we compete with a number of companies who supply automobile manufacturers throughout the world.

As of June 30, 2012, a significant investor held a 46% ownership interest in Remy, comprised of 14,805,195 shares of our common stock. Additionally, the significant investor held $28,848,000 in our Term B loan as of June 30, 2012.

As of December 31, 2011, a significant investor held a 47% ownership interest in Remy, comprised of 14,805,195 shares of our common stock. Additionally, the significant investor held $29,700,000 principal amount of our Term B loan as of December 31, 2011.

During the year ended December 31, 2011, the significant investor acquired an additional 9,870,130 shares of our common stock in our rights offering. In connection with the rights offering, the significant investor exchanged 42,359 shares of our Series A and Series B preferred shares and board members exchanged 565 shares of our Series B preferred shares for common stock. The remaining preferred shares owned by the board members were redeemed on January 31, 2011.

2. Summary of significant accounting policies

Interim Condensed Consolidated Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. These statements include all adjustments (consisting of normal recurring adjustments) that management believes are necessary to present fairly our financial position, results of operations, and cash flows. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with our audited consolidated financial statements and the notes thereto for the year ended December 31, 2011.

Operating results for the interim periods presented in this report are not necessarily indicative of the results that may be expected for any future interim period or for the full year.

Remy International, Inc. emerged from bankruptcy effective December 6, 2007. Accordingly, we applied the freshstart accounting provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 852, Reorganizations, at that date.

Evaluation of Subsequent Events

We have evaluated subsequent events through August 3, 2012, the date our June 30, 2012 consolidated interim financial statements are available for issuance. See Note 11, Note 14 and Note 15 for disclosure of subsequent events.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from these estimates.

Government Grants

We record government grants when there is reasonable assurance that the grant will be received and we will comply with the conditions attached to the grants received. Grants related to income are recorded as an offset to the related expense in the accompanying statements of operations. Grants related to assets are recorded as deferred revenue and recognized on a straight-line basis over the useful life of the related asset. We continue to evaluate our compliance with the conditions attached to the related grants.

On August 5, 2009, the United States government announced its intention to enter into negotiations with us regarding the awarding of a grant to us of approximately $60,200,000 for investments in equipment and manufacturing capability to manufacture electric drive motor technology for use in electric drive vehicles. The grant will reimburse certain capital expenditures, labor, subcontract, and other allowable costs at a rate of fifty percent (50%) of the amount expended during a three-year period. In March 2011, the grant was extended through December 16, 2013. As of June 30, 2012, we had $27,005,000 of the grant award remaining.

In addition, we received various grants and subsidies from foreign jurisdictions during the three and six month periods ended June 30, 2012, and 2011, respectively.

As of June 30, 2012, we had deferred revenue of $6,285,000 related to government grants and $6,012,000 as of December 31, 2011. The amounts recognized in the accompanying consolidated statements of operations as government grants were as follows (in thousands of dollars):

	Six months ended June 30,
	2012	2011
Reduction of cost of goods sold	$2,456	$2,895
Reduction of selling, general, and administrative expenses	$3,843	$3,949

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable is stated at net realizable value, which approximates fair value. Substantially all of our trade accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both domestically and internationally. Trade accounts receivable include notes receivable of $24,689,000 and $25,367,000 as of June 30, 2012 and December 31, 2011, respectively. Trade accounts receivable is reduced by an allowance for amounts that are expected to become uncollectible in the future and for disputed items. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. We maintain allowances for doubtful customer accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is developed based on several factors including customers’ credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management’s estimate of product failure rates and customer eligibility. If these factors differ from management’s estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold.

Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding plus the assumed issuance of common shares and related adjustment to net income attributable to common stockholders related to all potentially dilutive securities.

For the six months ended June 30, 2012, and 2011, in applying the treasury stock method, equivalent shares of unvested restricted stock and restricted stock units of 199,800 and 823,349 shares, respectively, were included in the weighted average shares outstanding in the diluted calculation.

Recent Accounting Adoptions

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which supersedes changes to those paragraphs in Update 2011-05 that pertain to how, when and where reclassification adjustments are presented. ASU No. 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retroactively. We adopted this guidance on January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

New Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of ASU No. 2011-11 is expected to increase our disclosures, but is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

3. Fair value measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities remeasured and disclosed at fair value on a recurring basis as of June 30, 2012, and December 31, 2011, are set forth in the table below:

	As of June 30, 2012			As of December 31, 2011
(In thousands of dollars)	Asset/ (liability)	Level 2	Valuation technique	Asset/ (liability)	Level 2	Valuation technique
Interest rate swap contracts	$(3,283)	$(3,283)	C	$(4,157)	$(4,157)	C
Foreign exchange contracts	(3,508)	(3,508)	C	(11,732)	(11,732)	C
Commodity contracts	(3,490)	(3,490)	C	(5,404)	(5,404)	C

We calculate the fair value of our interest rate swap contracts, commodity contracts and foreign currency contracts using quoted interest rate curves, quoted commodity forward rates and quoted currency forward rates. For contracts which, when aggregated by counterparty, are in a liability position, the discount rates are adjusted by the credit spread that market participants would apply if buying these contracts from our counterparties.

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets (see Notes 6, 7 and 11). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as observable inputs are not available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

4. Financial instruments

Foreign currency risk

We manufacture and sell our products primarily in North America, South America, Asia, Europe and Africa. As a result our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and sell our products. We generally try to use natural hedges within our foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, we consider managing certain aspects of our foreign currency activities through the use of foreign exchange contracts. We primarily utilize forward exchange contracts with maturities generally within twenty-four months to hedge against currency rate fluctuations, some of which are designated as hedges. As of June 30, 2012, and December 31, 2011, we had the following outstanding foreign currency contracts that were entered into to hedge forecasted purchases and revenues, respectively:

(In thousands)	Currency denomination
	June 30,	December 31,
Foreign currency contract	2012	2011
South Korean Won Forward	$61,657	$41,287
Mexican Peso Contracts	$79,438	$58,892
Brazilian Real Forward	$8,983	$11,400
Hungarian Forint Forward	€13,624	€19,400
Great Britain Pound Forward	£2,070	£1,850

Accumulated unrealized net losses of $(2,656,000) and $(9,513,000) were recorded in accumulated other comprehensive income (loss) (AOCI) as of June 30, 2012, and December 31, 2011, respectively. As of June 30, 2012, losses of $(2,383,000) are expected to be reclassified to the consolidated statement of operations within the next twelve months. Any ineffectiveness during the six month periods ended June 30, 2012, and 2011, respectively was immaterial. The Mexican Peso collar with settlements during 2011 was an undesignated hedge and the changes in the fair value were recorded as cost of goods sold in the statement of operations.

Interest rate risk

During 2010, we entered into an interest rate swap agreement in respect of 50% of the outstanding principal balance of our Term B Loan under which we swap a variable LIBOR rate with a floor of 1.750% to a fixed rate of 3.345%. The Term B Loan $150,000,000 notional value interest rate swap expires December 31, 2013. Due to the significant value of the terminated swaps which were rolled into this swap, this interest rate swap is an undesignated hedge and changes in the fair value are recorded as interest expense in the accompanying consolidated statements of operations.

The interest rate swaps reduce our overall interest rate risk. However, due to the remaining outstanding borrowings on the Term B Loan and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to us could be material if there are significant adverse changes in interest rates.

Commodity price risk

Our production processes are dependent upon the supply of certain components whose raw materials are exposed to price fluctuations on the open market. The primary purpose of our commodity price forward contract activity is to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly to maximize the overall effectiveness of our commodity forward contracts. The principal raw material hedged is copper. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to twenty-four months in the future. Additionally, we purchase certain commodities during the normal course of business which result in physical delivery and are excluded from hedge accounting.

We had thirty commodity price hedge contracts outstanding at June 30, 2012, and thirty-nine commodity price hedge contracts outstanding at December 31, 2011, with combined notional quantities of 4,043 and 4,882 metric tons of copper, respectively. These contracts mature within the next eighteen months. These contracts were designated as cash flow hedging instruments. Accumulated unrealized net losses of $(3,436,000) and $(5,326,000) were recorded in AOCI as of June 30, 2012, and December 31, 2011, respectively. As of June 30, 2012, losses of $(2,839,000) are expected to be reclassified to the accompanying consolidated statement of operations within the next 12 months. Hedge ineffectiveness during the six month periods ended June 30, 2012, and December 31, 2011 was immaterial.

Other

We present our derivative positions and any related material collateral under master netting agreements on a net basis.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the change in fair value method, are recognized in the accompanying consolidated statements of operations. Derivative gains and losses included in AOCI for effective hedges are reclassified into the accompanying consolidated statements of operations upon recognition of the hedged transaction.

Any derivative instrument designated initially, but no longer effective as a hedge, or initially not effective as a hedge, is recorded at fair value and the related gains and losses are recognized in the accompanying consolidated statements of operations. Our undesignated hedges are primarily foreign currency hedges as the entity with the derivative transaction does not bear the foreign currency risk, and our interest rate swaps whose fair value at inception of the instrument due to the rollover of existing interest rate swaps resulted in ineffectiveness. The following table discloses the fair values and balance sheet locations of our derivative instruments:

	Asset derivatives			Liability derivatives
	Balance sheet location	June 30,	December 31,	Balance sheet location	June 30,	December 31,
(In thousands of dollars)		2012	2011		2012	2011

Derivatives designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$290	$80	Other current liabilities and accrued expenses	$3,165	$5,620
Commodity contracts	Other noncurrent assets	—	136	Other noncurrent liabilities	614	—
Foreign currency contracts	Prepaid expenses and other current assets	1,010	1,315	Other current liabilities and accrued expenses	4,200	12,947
Foreign currency contracts	Other noncurrent assets	153	—	Other noncurrent liabilities	471	100

Total derivatives designated as hedging instruments		$1,453	$1,531		$8,450	$18,667

Derivatives not designated as hedging instruments:
Interest rate swap contracts	Prepaid expenses and other current assets	$—	$—	Other current liabilities and accrued expenses	$2,239	$2,209
Interest rate swap contracts	Other noncurrent assets	—	—	Other noncurrent liabilities	1,044	1,948

Total derivatives not designated as hedging instruments		$—	$—		$3,283	$4,157

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the six months ended June 30, 2012 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$186	Cost of goods sold	$(1,703)	Cost of goods sold	$(10)
Foreign currency contracts	4,382	Cost of goods sold	(3,047)	Cost of goods sold	—

	$4,568		$(4,750)		$(10)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap	Interest expense	$(322)

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the six months ended June 30, 2011 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(4)	Cost of goods sold	$6,279	Cost of goods sold	$(1)
Foreign currency contracts	3,041	Cost of goods sold	2,192	Cost of goods sold	—

	$3,037		$8,471		$(1)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Foreign currency contracts	Cost of goods sold	$1,106
Interest rate swap contracts	Interest expense, net	(1,001)

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy. Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration.

Accounts receivable factoring arrangements

We have entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These are treated as a sale. The transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any domestic accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of financing for us. The cost of factoring such accounts receivable is reflected in the accompanying consolidated statements of operations as interest expense with other financing costs. The cost of factoring such accounts receivable for the six months ended June 30, 2012 and 2011, was $2,418,000, and $3,569,000, respectively. Gross amounts factored under these facilities as of June 30, 2012, and December 31, 2011, were $173,590,000, and $204,453,000, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition.

5. Inventories

Net inventories consisted of the following:

(In thousands of dollars)	June 30, 2012	December 31, 2011
Raw materials	$52,950	$51,974
Core inventory	28,078	26,715
Work-in-process	10,521	9,844
Finished goods	58,117	63,467

	$149,666	$152,000

Raw materials also include materials consumed in the manufacturing and remanufacturing process, but not directly incorporated into the finished products.

6. Property, plant and equipment

Depreciation and amortization expense of property, plant, and equipment for the six months ended June 30, 2012, and 2011, was $9,443,000, and $9,289,000, respectively.

7. Goodwill and other intangible assets

The following table represents the carrying value of other intangible assets:

	As of June 30, 2012			As of December 31, 2011
(In thousands of dollars)	Carrying value	Accumulated amortization	Net	Carrying value	Accumulated amortization	Net

Definite-life intangibles:
Intellectual property	$13,396	$3,765	$9,631	$12,705	$3,508	$9,197
Customer relationships	35,500	14,183	21,317	35,500	13,170	22,330
Customer contract	93,409	66,639	26,770	90,406	58,553	31,853

Total	142,305	84,587	57,718	138,611	75,231	63,380

Indefinite-life intangibles:
Trade names	48,200	—	48,200	48,200	—	48,200

Intangible assets, net	$190,505	$84,587	$105,918	$186,811	$75,231	$111,580

Goodwill:	$271,148	$—	$271,148	$271,418	$—	$271,418

Definite-lived intangible assets are being amortized to reflect the pattern of economic benefit consumed.

We perform impairment testing annually or more frequently when events or circumstances indicate that the carrying amount of the above intangibles may be impaired.

8. Other noncurrent assets

Other noncurrent assets primarily consisted of core return rights of $30,228,000 and $28,941,000 as of June 30, 2012, and December 31, 2011, respectively.

9. Other current liabilities and accrued expenses

Other current liabilities and accrued expenses consist of the following:

	June 30,	December 31,
(In thousands of dollars)	2012	2011
Accrued warranty	$26,507	$25,609
Accrued wages and benefits	16,370	32,486
Current portion of customer obligations	8,694	8,388
Rebates, stocklifts, discounts and returns	15,983	16,645
Current deferred revenue	3,028	4,087
Other	46,884	56,905

	$117,466	$144,120

Changes to our current and noncurrent accrued warranty were as follows:

	Six months ended June 30,
(In thousands of dollars)	2012	2011
Balance at beginning of period	$30,278	$32,510
Provision for warranty	20,277	23,147
Payments and charges against the accrual	(19,042)	(24,145)

Balance at end of period	$31,513	$31,512

10. Other noncurrent liabilities

Other noncurrent liabilities consist of the following:

	June 30,	December 31,
(In thousands of dollars)	2012	2011
Customer obligations, net of current portion	$10,516	$12,528
Noncurrent deferred revenue	5,854	6,393
Other	19,803	18,753

	$36,173	$37,674

We operate globally to take advantage of global economic conditions and related cost structures. We are subject to various duties and import/export taxes. We actively review our import/export processes in North and South America, Europe and Asia to verify the appropriate import duty classification, value and duty rate, including import value added tax. As part of this review process, we identified a potential exposure related to customs duties in the U.S. We notified and entered into negotiations with the U.S. Department of Commerce (DOC) on this matter and reached a settlement with them. The settlement, dated October 1, 2007, requires us to pay a total of $7,279,000 plus interest as follows: $500,000 after acceptance of the Note by the DOC; $970,000 thereafter annually, commencing June 30, 2008, with a final annual payment of $959,000 due on June 30, 2014. Interest began to accrue upon our emergence from bankruptcy. Early payment is permitted without penalty. The noncurrent balance included in other in the “Other noncurrent liabilities” table as of June 30, 2012, and December 31, 2011 was $959,000

and $1,929,000, respectively. The current balance included in “Other current liabilities and accrued expenses” as of June 30, 2012, and December 31, 2011 was $970,000 for both periods.

11. Restructuring and other charges

Total restructuring and other charges of $3,589,000 were recorded for the six months ended June 30, 2012. These charges consisted of $1,548,000 of employee termination benefits, $241,000 of adjustments to lease termination and other exit costs, and other charges of $1,800,000. The restructuring charges related to reductions in force related to the closure of our Matehuala, Mexico facility and Europe operations, and exit costs related to our Mexico, Europe and Virginia facilities. During the second quarter of 2012, the company engaged a consulting firm to assist in the analysis of the North America operations. The other charges are related to the consulting fees and other related expenses. On July 19, 2012, we announced the decision to close one of our manufacturing facilities in Hungary during 2012.

Total restructuring and other charges of $581,000 were recorded during the six months ended June 30, 2011. These charges consisted of employee termination benefits of $536,000, lease termination costs and other exit costs of $45,000. The charges primarily related to reductions in force in both Europe and the United States, and exit costs in Europe and our manufacturing operations in Virginia.

The following table summarizes the activity in our accrual for restructuring for the six months ended June 30, (in thousands of dollars):

2012	Termination benefits	Exit costs	Other charges	Total
Accrual at December 31, 2011	$2,539	$386	$—	$2,925
Provision	1,548	242	1,800	3,590
Payments	(2,835)	(425)	(1,800)	(5,060)

Accrued at June 30, 2012	$1,252	$203	$—	$1,455

2011	Termination benefits	Exit costs	Other charges	Total
Accrual at December 31, 2010	$487	$125	$—	$612
Provision	536	45	—	581
Payments	(550)	(68)	—	(618)

Accrued at June 30, 2011	$473	$102	$—	$575

Significant components of restructuring expenses were as follows (in thousands of dollars):

		Expense incurred in
	Total expected costs	2012	2011	2010	Estimated future expense
2012 Activities
Severance	$2,659	$—	$—	$—	$2,659
Exit costs	451	—	—	—	451
Other costs	1,800	1,800	—	—	—

	$4,910	$1,800	$—	$—	$3,110

2011 Activities
Severance	$4,431	$1,548	$2,883	$—	$—
Exit costs	985	241	560	—	184

	$5,416	$1,789	$3,443	$—	$184

2010 Activities
Severance	$1,779	$—	$112	$1,667	$—
Exit costs	227	—	17	210	—

	$2,006	$—	$129	$1,877	$—

12. Debt

Borrowings under long-term debt arrangements, net of discounts, consisted of the following:

(In thousands of dollars)	June 30, 2012	December 31, 2011
Asset-Based Revolving Credit Facility-Maturity date of December 17, 2015	$—	$—
Term B Loan-Maturity date of December 17, 2016	286,157	294,452

Total Senior Credit Facility and Notes	286,157	294,452
Capital leases	2,865	2,496
Less current maturities	(3,372)	(10,268)

Long-term debt less current maturities	$285,650	$286,680

In December 2010, we entered into a $95,000,000, five year, Asset-Based Revolving Credit Facility (“ABL”), replacing our previous Senior Secured Revolving Credit Agreement. The ABL is secured by substantially all domestic accounts receivable and inventory. It bears interest, varying with the level of available borrowing, at a defined Base Rate plus 1.00%-1.50% per annum or, at our election, at an applicable LIBOR Rate plus 2.00%-2.50% per annum and is paid monthly. At June 30, 2012, the revolver balance was zero. Based upon the collateral supporting the ABL, the amount borrowed, and the outstanding letters of credit of $2,860,000, there was additional availability for borrowing of $87,587,000 on June 30, 2012. The ABL agreement matures on December 17, 2015.

In December 2010, we entered into a $300,000,000 Term B Loan (“Term B”) facility with original issue discount of $3,000,000. The Term B is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL. The Term B bears an interest rate consisting of LIBOR (subject to a floor of 1.75%) plus 4.5% per annum. The Term B matures on December 17, 2016. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than December 17, 2016. The Term B facility is subject to an excess cash calculation which may require the payment of additional principal on an annual basis. At June 30, 2012, the average borrowing rate, including the impact of the interest rate swaps, was 7.07%.

As of June 30, 2012 the estimated fair value of our Term B Loan was $287,757,000. The estimated fair value was $1,600,000 more than the carrying value. As of December 31, 2011, the estimated fair values of our Term B Loan was $293,658,000. The estimated fair value was $794,000 less than the carrying value. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of June 30, 2012 and December 31, 2011. The fair value estimates do not necessarily reflect the values we could realize in the current markets. Because of their short-term nature or variable interest rate, we believe the carrying value for short-term debt and the revolving credit agreement closely approximates their fair value.

All credit agreements contain various covenants and representations that are customary for transactions of this nature. We are in compliance with all covenants as of June 30, 2012. Our debt covenants include certain earnings requirements, capital expenditure limits and liquidity ratios. Dividends and additional borrowings are limited under the covenants.

Short-term debt

We have revolving credit facilities with three Korean banks with a total facility amount of approximately $13,006,000 of which $9,534,000 is borrowed at average interest rates of 4.88% at June 30, 2012. In Hungary, there is a revolving credit facility and a note payable with two separate banks for a credit facility of $4,377,000 of which $3,315,000 is borrowed at average interest rates of 2.88% at June 30, 2012. Also, in Belgium we have revolving loans with two banks for a credit facility of $3,542,000 with nothing borrowed at June 30, 2012. In China, we have revolving credit facilities with two banks for $3,162,000 with $3,054,000 borrowed at average interest rates of 7.87% at June 30, 2012.

Capital leases

Capital leases have been capitalized using nominal interest rates ranging from 4.5% to 15.1% as determined by the dates we entered into the leases. We had assets under capital leases of approximately $3,720,000 at June 30, 2012 and approximately $3,345,000 at December 31, 2011, net of accumulated amortization.

13. Redeemable preferred stock

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the amendment to our Amended and Restated Certificate of Incorporation as in effect on December 31, 2010 to allow us to redeem our Series A preferred stock and Series B preferred stock at our option. The amendment to the Amended and Restated Certificate of Incorporation allows for us to redeem the Series A and Series B Preferred Stock at a redemption price equal to

115% of the liquidation preference plus accrued and unpaid dividends to the date of payment of the redemption proceeds.

On January 19, 2011, the board of directors declared a dividend of $37,246,000 on the shares of Series A and Series B preferred stock to stockholders of record on January 20, 2011, and issued a notice of redemption of the remaining Series A and Series B preferred stock. On January 31, 2011, we redeemed our outstanding shares of Series A and Series B preferred stock for $45,022,000, which included $5,872,000 premium of liquidation preference at redemption and accrued dividends of $153,000. In January 2011, we had a loss on extinguishment of our preferred shares of $(7,572,000) related to the premium on liquidation preference at redemption and $1,700,000 related to the “Backstop Fees.”

14. Stockholders’ equity

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the rights offering with certain related parties and the proposed amendment to our certificate of incorporation to allow us to redeem our Series A preferred stock and Series B preferred stock at our option.

Pursuant to the terms of the January 2011 rights offering, we offered shares of common stock at a price of $11.00 per share to existing holders of common stock as of November 12, 2010, who certified to the Company that they are accredited investors or institutional accredited investors.

Eligible stockholders exercised rights for 19,723,786 shares of common stock for $216,961,000, consisting of cash proceeds of approximately $123,426,000, and the cancellation of 48,004 shares of preferred stock having an aggregate liquidation preference and accrued dividends of approximately $93,535,000. Subsequent to the January 2011 rights offering, we had 31,467,367 shares of common stock issued. We utilized the proceeds from the January 2011 rights offering to redeem our remaining outstanding Series A and Series B preferred shares as discussed in Note 13.

Treasury Stock

In May 2012, we withheld 1,330 shares at cost to satisfy tax obligations for a specific grant under the Company’s stock-based compensation plan.

Dividend Payment

On May 2, 2012, we announced a quarterly cash dividend of ten cents ($0.10) per share, totaling $3,187,000. The dividend was paid for $3,064,000 on May 21, 2012 to Shareholders of Record as of the close of business May 14, 2012. A dividend payable of $123,000 is recorded for unvested restricted shares and are payable upon vesting.

On August 3, 2012, we announced a quarterly cash dividend of ten cents ($0.10) per share. The dividend will be payable on August 20, 2012 to Shareholders of Record as of the close of business August 13, 2012.

15. Income Taxes

We compute on a quarterly basis an estimated annual effective tax rate considering ordinary income and related income tax expense. Ordinary income refers to income (loss) before income tax expense excluding significant, unusual, or infrequently occurring items. The tax effect of an unusual or infrequently occurring item is recorded in the interim period in which it occurs. To the extent we cannot reliably estimate annual projected taxes for a taxing jurisdiction, taxes on ordinary income for such a jurisdiction are reported in the period in which they are incurred, which is the case for our domestic tax jurisdictions. Other items included in income tax expense in the periods in which they occur include the cumulative effect of changes in tax laws or rates, foreign exchange gains and losses, adjustments to uncertain tax positions, and adjustments to our valuation allowance due to changes in judgment in the realizability of deferred tax assets in future years.

Income tax expense of $10,899,000 for the six months ended June 30, 2012, consisted of deferred U.S. federal tax of zero, domestic state and local income taxes of $633,000, and taxes in various foreign jurisdictions of $10,266,000. Income tax expense of $9,405,000 for the six months ended June 30, 2011, consisted of U.S. federal tax of zero, domestic state and local taxes of $1,207,000, and taxes in various foreign jurisdictions of $8,198,000.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. We are no longer subject to U.S. federal tax examinations for years before 2008 or state and local years before 2006, with limited exceptions. For federal purposes, the tax attributes carried forward could be adjusted through the examination process and are subject to examination 3 years from the date of utilization. Furthermore, we are no longer subject to income tax examinations in major foreign tax jurisdictions for years prior to 2005, with limited exceptions.

We have total unrecognized tax benefits of $5,930,000 that have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. During the six months ended June 30, 2012, we recorded uncertain tax positions of $550,000.

The effective income tax rate for the six months ended June 30, 2012 and 2011, differs from the U.S. federal income tax rate primarily due to the effect on foreign taxable income and the valuation allowance release against the U.S. net income reported in the financial statements.

As part of the review in determining the need for a valuation allowance, the Company assesses the potential release of existing valuation allowances. Based upon this assessment, the Company has concluded that there is more than a remote possibility that the existing valuation allowance on U.S. net deferred tax assets could be released. As of June 30, 2012, the U.S. valuation allowance was approximately $90,895,000. The decrease in the U.S. valuation allowance was primarily due to the decrease of $4,731,000 in the net operating loss deferred tax asset due to operating results during the period ended June 30, 2012. If a release of the U.S. valuation allowance occurs, it will have a significant impact on net income in the period in which it occurs. Such a release is dependent upon either the continued and sustained improvement in operating results or the ability and willingness to implement certain tax planning strategies as defined in ASC 740 “Income Taxes.”

While we have not yet received the Servicio de Administracion Tributaria (SAT) equivalent of an Internal Revenue Service Revenue Agent’s Report generally issued at the conclusion of an SAT examination, we have received Notices of Proposed Adjustment from the SAT for the 2005 calendar year primarily relating to transfer pricing with one of our Mexican subsidiaries on July 17, 2012. The notices propose an increase to our Mexican taxable income that would result in additional federal tax expense for the year ended December 31, 2005, totaling approximately

$10,470,000, subject to interest, inflation and penalties. We disagree with the proposed adjustments and intend to vigorously contest them. If we are not able to resolve these proposed adjustments at the SAT examination level, we plan to pursue all available administrative and, if necessary, judicial remedies. No amounts have been accrued for this matter at June 30, 2012.

16. Employee benefit plans

The components of expense for the plans were as follows (in thousands of dollars):

Pension benefits:
	Six months ended June 30,
Components of expense	2012	2011
Service costs	$146	$132
Interest costs	1,306	1,380
Expected return on plan assets	(1,097)	(1,088)
Recognized net actuarial loss	747	280

Net periodic pension cost	$1,102	$704

Postretirement health care and life insurance plans:
	Six months ended June 30,
Components of expense	2012	2011
Interest costs	$49	$50
Amortization of prior service cost	(837)	(3,964)
Recognized net actuarial loss (gain)	(246)	2,564

Net periodic cost (benefit)	$(1,034)	$(1,350)

Cash Flows—Employee Benefit Plans

We contributed $1,036,000 to our pension plans in the six months ended June 30, 2012. We expect to contribute a total of $3,072,000 to our U.S. pension plans in 2012. The postretirement health care plan is funded as benefits are paid.

17. Stock-based compensation

In connection with our emergence from bankruptcy on December 6, 2007, our executive officers received restricted stock awards of 524,737 common shares at no cost to them. An additional award of 108,335 common shares was made on April 30, 2008, to certain other key employees. Both of the awards vest at 12% on each of the first three years’ anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment. In February and November 2008, our Board of Directors received restricted stock grants of 160,000 common shares that vest 50% upon the first and second anniversaries. Additionally, there is a change of control provision in the aforementioned awards. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $3.00, $8.00, $11.55, and $11.55 on a per share basis to determine the value of the awards related to the November 2008 grant, the April 2008 grant, the February 2008, and December 2007 grants, respectively. Our calculation assumed a risk-free interest rate of 3.0%, volatility of 39.1%, and that no dividends would be paid.

On January 4, 2011, executive officers and other key employees received restricted stock awards of 744,089 common shares. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest in each of the calendar years 2011, 2012, and 2013, based on a target Adjusted EBITDA, for each of the years. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, restructuring expenses and certain items such as noncash compensation expense, loss on extinguishment of debt, intangible asset impairment charges, and reorganization items. Our Board of Directors received restricted stock awards of 340,455 common shares. One-half of the restricted stock shares granted to the Board of Directors vest at each anniversary of the grant date. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $11.00. We based this valuation primarily on the $11.00 per share price offered in the January 2011 rights offering. Since the shares sold in this rights offering were not freely tradable at issuance, the offering price includes a discount for lack of marketability, and we determined that this price approximates fair value as of the grant date.

On February 24, 2012, executive officers and other key employees received restricted stock awards of 462,002 common shares. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest for each of the calendar years 2012, 2013 and 2014 based on a target Adjusted EBITDA for each of the years. Our board of directors received restricted stock awards of 45,713 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $17.50. We based this valuation primarily on the average closing price of our shares over a 90 day period prior to the grant.

On April 9, 2012, additional restricted stock awards of 28,571 common shares were granted as part of the 2012 executive officer and other key employees’ awards with the same terms as the February 24, 2012 grant.

Noncash compensation expense related to the awards was recognized for the six month periods ended June 30, as follows (in thousands of dollars):

	Six months ended June 30,
	2012	2011
Stock-based compensation expense	$3,536	$2,688

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

18. Business segment and geographical information

We are a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor. Products we manufacture include starter motors, alternators, and hybrid electric transmission motors which are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We manage our business and operate in a single reportable business segment.

We are a multi-national corporation with operations in many countries, including the U.S., Canada, Mexico, Brazil, China, Hungary, South Korea, the United Kingdom, Belgium and Tunisia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and non-U.S. currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency, and through selective currency hedges. From time to time, we enter into exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. Sales are attributed to geographic locations based on the point of sale.

Information about our net sales by region was as follows:

	Six months ended June 30,
(In thousands of dollars)	2012	2011

Net sales to external customers:
United States	$391,968	$386,422
Europe	54,521	62,578
Other Americas	28,053	48,110
Asia Pacific	113,339	112,802

Total net sales	$587,881	$609,912

19. Other commitments and contingencies

We are party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. We review these matters on an ongoing basis and follow the provisions of Financial Accounting Standards Codification Topic 450, Contingencies, when making accrual and disclosure decisions. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. We believe that the ultimate liability, if any, in excess of amounts already provided for in the financial statements on the disposition of these matters and the matters discussed below would not have a material adverse effect on our financial position.

Remy, Inc. vs. Tecnomatic S.p.A.

On September 12, 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic manufactured for us to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $111,000.

Tecnomatic filed a lawsuit on March 9, 2011 in U.S. District Court, N. D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities alleging breach of confidentiality agreement, misrepresentation and misappropriation of technology and requests damages of $110,000,000. We believe this action is without merit and an attempt to push us to settle the prior case. The Illinois Court granted our motion to transfer the case to U.S. District Court, Southern District of Indiana, Indianapolis Division, and the two pending actions were merged by the Indiana Court. The trial date has not yet been determined.

Global, low-cost manufacturing, distribution and supply-chain

Starter Motors,
Alternators, and
Electric Motors

Remy

Delco Remy

World Wide AUTOMOTIVE

40,000 shares

Common stock

Prospectus

November 5, 2012

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including November 30, 2012 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock to deliver a prospectus.